Use these links to rapidly review the document
TABLE OF CONTENTS
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on June 22, 2006

Registration No. 333-133485

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

JAZZ SEMICONDUCTOR, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3674 (Primary Standard Industrial Classification Code Number)	75-3005127 (I.R.S. Employer Identification Number)
4321 Jamboree Road Newport Beach, California 92660 (Address, including zip code, and telephone number, including area code, of the registrant's principal executive offices)

Shu Li
President and Chief Executive Officer
Jazz Semiconductor, Inc.
4321 Jamboree Road
Newport Beach, California 92660
(949) 435-8000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Christopher L. Kaufman, Esq. Jonn R. Beeson, Esq. Latham & Watkins LLP 650 Town Center Drive, Suite 2000 Costa Mesa, California 92626-1925 (714) 540-1235	John D. Wilson, Esq. Shearman & Sterling LLP 525 Market Street, Suite 1500 San Francisco, California 94105 (415) 616-1100

        Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of this prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS (Subject to Completion) Dated                        , 2006

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and neither we nor the selling stockholders are soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                        Shares

Common Stock

This is an initial public offering of shares of our common stock. We are offering            shares and the selling stockholders are offering             shares of our common stock. We will not receive any proceeds from the sale of shares by the selling stockholders. Prior to this offering, there has been no public market for our common stock. We have applied for quotation of our common stock on the NASDAQ National Market under the symbol "JAZZ." We expect the initial public offering price of our common stock to be between $                              and $                              per share. As a result of the stockholder agreement between us and our three largest stockholders, upon completion of this offering such stockholders will collectively beneficially hold approximately      %, of our common stock, and we will be a "controlled company" within the meaning given that term under the rules of the NASDAQ National Market. Upon completion of this offering, our board of directors will consist of eight members. Under the stockholders agreement between us and our three largest stockholders, we have agreed to nominate, and such stockholders have agreed to vote all shares of common stock held by them in favor of, six persons designated by these stockholders.

Our business and an investment in our common stock involve significant risks. These risks are described under the caption "Risk Factors" beginning on page 10 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts	$	$
Proceeds, before expenses, to Jazz	$	$
Proceeds, before expenses, to selling stockholders	$	$

The underwriters may also purchase up to an additional            shares of our common stock from the selling stockholders at the public offering price, less the underwriting discounts, within 30 days from the date of this prospectus to cover overallotments.

The underwriters expect to deliver the shares against payment in New York, New York on                        , 2006.

Cowen and Company	Needham & Company, LLC

Wachovia Securities

                  , 2006.

Jazz SEMICONDUCTOR

An independent semiconductor foundry focused on specialty process technologies

SiGe BiCMOS BiCMOS
RF CMOS BCD/High Voltage CMOS
Advanced Analog CMOS Digital CMOS

TABLE OF CONTENTS

Prospectus Summary
Risk Factors
Special Note Regarding Forward-Looking Statements
Use of Proceeds
Dividend Policy
Capitalization
Dilution
Selected Consolidated Financial Data
Management's Discussion and Analysis of Financial Condition and Results of Operations
Business
Management
Certain Relationships and Related Transactions
Principal and Selling Stockholders
Description of Capital Stock
Shares Eligible for Future Sale
Certain United States Federal Income Tax Consequences for Non-United States Holders
Underwriting
Legal Matters
Experts
Where You Can Find More Information
Index to Consolidated Financial Statements

        You should rely only on the information contained in this prospectus and any free writing prospectus that may be provided to you in connection with this offering. We have not and the selling stockholders and the underwriters have not authorized any other person to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the selling stockholders and the underwriters are not, making an offer to sell these securities in any jurisdictions where the offer or sale are not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date. Information contained on our web site is not part of this prospectus.

i

PROSPECTUS SUMMARY

        This summary provides an overview of selected information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in our common stock. You should carefully read the prospectus and the registration statement of which this prospectus is a part in their entirety before investing in our common stock, including the information discussed under "Risk Factors" beginning on page 10 and our financial statements and notes thereto that appear elsewhere in this prospectus. As used in this prospectus, the terms "we," "our," "us," or "Jazz" refer to Jazz Semiconductor, Inc. and its subsidiaries, taken as a whole, unless the context otherwise indicates. Unless otherwise stated, all the information in this prospectus assumes that the underwriters will not exercise their overallotment option.

Overview

        We are an independent semiconductor foundry focused on specialty process technologies for the manufacture of analog and mixed-signal semiconductor devices. We believe our specialty process technologies attract customers who seek to produce analog and mixed-signal semiconductor devices that are smaller and more highly integrated, power-efficient, feature-rich and cost-effective than those produced using standard process technologies. Our customers' analog and mixed-signal semiconductor devices are designed for use in products such as cellular phones, wireless local area networking devices, digital TVs, set-top boxes, gaming devices, switches, routers and broadband modems. Our customers include Skyworks Solutions, Inc., Conexant Systems, Inc., Marvell Technology Group Ltd., RF Micro Devices, Inc., Freescale Semiconductor, Inc., Airoha Technology Corp., Xceive Corporation and Mindspeed Technologies, Inc.

        Since our formation in early 2002, we have transitioned our business from a captive manufacturing facility within Conexant to an independent semiconductor foundry. Initially, our only significant customers were Conexant and its spin-off, Skyworks, which we refer to as our formation customers. Since our formation we have sought to grow and diversify our revenues through the acquisition of new customers. As a result, the percentage of our revenues from post-formation customers has grown from 9.7% of our total revenues in 2003 to 39.5% of our total revenues in 2005 and 43.8% of our total revenues in the first quarter of 2006. We have also experienced a significant increase in the number of decisions by post-formation customers to use our process technologies for the design of their future products. We refer to this customer decision as a "design win." It typically takes eight to 36 months for a successful product design to enter into volume production, at which time we no longer refer to it as a design win, but reclassify it as a "design in volume production." At March 31, 2006, we had 242 design wins, of which 222 were from post-formation customers and 60 were in the final stage prior to volume production. Additionally, at March 31, 2006, we had 216 designs in volume production, 35 of which were from post-formation customers. As our design wins from post-formation customers continue to become designs in volume production, we expect that our revenues from these customers will continue to grow commensurately.

Our Industry

        In the past, most semiconductor companies were vertically integrated and designed, fabricated, packaged, tested, and marketed their own semiconductors. However, as the cost and skills required for designing and manufacturing complex semiconductors have increased, the semiconductor industry has become increasingly disaggregated. This disaggregation has fueled the growth of independent foundries that manufacture semiconductor wafers for both fabless semiconductor companies and for vertically integrated device manufacturers.

        Most of these independent foundries primarily provide standard process technologies, such as digital complementary metal oxide semiconductor processes, for the manufacture of digital semiconductors. Specialty process technologies, such as advanced analog, radio frequency, high voltage, bipolar and silicon germanium bipolar complementary metal oxide processes, are used for the manufacture of analog and mixed signal semiconductors. According to Gartner Dataquest, a provider of research and analysis on the global information technology industry, global foundry revenues grew from $3.9 billion in 1994 to $18.4 billion in 2005 and are expected to reach $33.5 billion in 2010, representing a compound annual growth rate of 13% from 2005. Gartner Dataquest estimates that in 2005 approximately 18.9% of global foundry revenues, or approximately $3.5 billion, were derived from the manufacture of analog and mixed signal semiconductors. We believe that many of these analog and mixed signal semiconductors are manufactured using specialty process technologies. We also believe that many of the factors and conditions that have driven growth in the outsourcing of manufacturing using standard process technologies will fuel continued growth in the outsourcing of manufacturing using specialty process technologies. We cannot assure you, however, that the factors and conditions that have fueled growth in the outsourcing of manufacturing using standard process technologies will also fuel growth in the outsourcing of manufacturing using specialty process technologies or that any future growth rate in global foundry revenues derived from specialty process technologies will be the same as the growth rate for global foundry revenues derived from standard process technologies.

        Our primary focus is on specialty process technologies. Specialty process technologies can enable semiconductor designers to achieve specific design objectives, such as integrating more analog functionality on a single chip or designing more analog content into a mixed-signal semiconductor device. By enabling greater analog content, specialty process technologies can reduce the die size of an analog or mixed-signal semiconductor, thereby increasing the number of die that can be manufactured on a wafer and reducing final die cost. Specialty process technologies can also enable increased performance, superior noise reduction and improved power efficiency for analog and mixed-signal semiconductors, compared to traditional standard complementary metal oxide semiconductor processes.

        The performance characteristics of specialty process technologies can lead customers to select them over standard process technologies for many applications within the wireless and high-speed wireline communications, consumer electronics, automotive and industrial end markets. As semiconductor performance needs continue to increase in these applications, we believe the demand for specialty process technologies will also increase. For example, Semico Research Corporation, a semiconductor marketing and consulting research company, estimates that silicon germanium bipolar complementary metal oxide semiconductor usage in wireless, wireline and consumer electronic products will grow at compound annual growth rates of 16%, 12% and 27%, respectively, from 2005 to 2010.

        While specialty process technologies may be preferred for many applications, their design and manufacture are challenging. Standard electronic design automation tools used in the design of digital circuits have limited use in predicting the performance of certain analog and mixed-signal designs. Moreover, analog and mixed-signal semiconductor engineers typically require several years of practical experience and application knowledge to become proficient in the design of complex analog and mixed-signal semiconductors. Due to challenges associated with specialty process technologies and the scarcity of highly skilled analog and mixed-signal design engineers, many large independent foundries do not focus on the specialty process technology market.

        For these reasons, we believe that there is significant growth potential for independent semiconductor foundries with a broad platform of specialty process technologies, advanced design and support capabilities and product application expertise, that focus primarily on the specialty foundry opportunity.

Our Solution

        We are an independent semiconductor foundry, providing a broad array of specialty process technologies, design solutions and application knowledge for the manufacture of analog and mixed-signal semiconductors. Key elements of our solution are as follows:

  •
  We offer an independent and focused source for the manufacture of semiconductors using specialty process technologies.    Most other independent foundries focus on standard process technologies, rather than specialty process technologies. Some integrated device manufacturers offer specialty process foundry services but also manufacture their own semiconductor products, which may be competitive with the products of their potential customers who seek these services. We combine the benefits of independence with a focus on specialty process technologies. As a result, we believe that we are well positioned to capitalize on the anticipated growth of the market for analog and mixed-signal semiconductors based on specialty process technologies and the trend in outsourcing the manufacture of those semiconductors.

  •
  We offer a specialized design platform for analog and mixed-signal semiconductors.    Our sophisticated design tools and services, which are specifically tailored to meet analog and mixed-signal design needs, enable our customers to accurately model specialty designs before committing to volume production. We believe our customers' use of these tools and services prior to manufacturing their semiconductors increases their first-time manufacturing success rates, reduces the need for costly circuit redesign prior to volume production and results in faster time to market.

  •
  We offer a broad range of specialty process technologies.    The breadth of our technology portfolio allows us to offer our customers a wide range of solutions to address their high-performance, high-density, low-power and low-noise requirements for analog and mixed-signal semiconductors.

  •
  We are a leader in high-performance silicon germanium process technologies.    We have one of the most advanced silicon germanium process technologies in production today. Analog and mixed-signal semiconductors manufactured with silicon germanium process technologies can be smaller, require less power and provide higher performance than those manufactured with standard process technologies and are well suited for a variety of products in a number of attractive end markets, including wireless and high-speed wireline communications and consumer electronics.

  •
  We offer scalable, cost-effective manufacturing capacity in the United States and China.    In addition to our cost-effective manufacturing facility located in California, our manufacturing supply agreements with two of China's leading foundries are designed to provide us with low-cost, scalable production capacity and multiple location sourcing for our customers.

Our Strategy

        Our objective is to be the world's leading independent semiconductor foundry focused on specialty process technologies for the manufacture of analog and mixed-signal semiconductor devices. Key elements of our strategy are as follows:

  •
  Further strengthen our position in specialty process technologies for the manufacture of analog and mixed-signal semiconductors.    We are making further investments in our portfolio of specialty process technologies to address the key product attributes that make our customers' products more competitive.

  •
  Target large, growing and diversified end markets.    We target end markets characterized by high growth and high performance for which we believe our specialty process technologies have a high value proposition.

  •
  Continue to diversify our customer base.    We intend to continue to grow and diversify our business through the acquisition of new customers.

  •
  Maintain capital efficiency by leveraging our capacity and manufacturing model.    We seek to maximize the utilization of our Newport Beach, California manufacturing facility and leverage our manufacturing suppliers' facilities in China to meet increased capacity requirements cost-effectively.

  •
  Capitalize on the local presence of our manufacturing suppliers to meet the large and growing demand for semiconductors in China.    We intend to leverage our access to the China market through our manufacturing suppliers to gain local customers for our leading specialty process technologies.

  •
  Pursue strategic acquisitions.    We seek opportunities to acquire businesses or technologies that expand our specialty process technology portfolio, diversify our customer base or increase our manufacturing capacity.

Our Formation

        We were incorporated under the laws of the State of Delaware on February 15, 2002 under the name Jazz Semiconductor Systems, Inc. We changed our name to Specialtysemi, Inc. in February 2002 and to Jazz Semiconductor, Inc. in May 2002. Prior to March 12, 2002, our business was Conexant's Newport Beach, California semiconductor fabrication operations. Our business was formed upon Conexant's contribution of those fabrication operations to its wholly-owned subsidiary, Newport Fab, LLC and Conexant's contribution of Newport Fab, LLC to us, together with a cash investment in us by affiliates of The Carlyle Group. Conexant and affiliates of The Carlyle Group continue to be our largest stockholders. Substantially all of our business operations are conducted by our wholly-owned subsidiary, Newport Fab, LLC. We describe our business in this prospectus as if it was our business even for periods prior to our formation.

Relationships with Significant Stockholders

  Transactions with Conexant

        In connection with our formation and separation from Conexant, we received assets and technology that Conexant had used in operating its Newport Beach, California fabrication facility, assumed Conexant's liabilities associated with designing and producing semiconductor wafers at its Newport Beach, California fabrication facility, agreed to pay Conexant royalty payments during our first 10 years of operation based on our silicon germanium product revenues, and licensed to Conexant and its affiliates the intellectual property rights relating to the wafer fabrication operations that we received from Conexant upon our formation.

        In connection with our formation, we also entered into a wafer supply and services agreement with Conexant that expires in March 2007. Wafer prices under the agreement are currently established on the basis of market conditions. We provided Conexant with $60 million of credits that may be used during the term of the agreement to offset any increase in the contract price for each wafer purchased by Conexant through March 30, 2007. Conexant has not used any of these credits to date because we have not increased the contract price of wafers we have sold to Conexant pursuant to the agreement. During the two years following the expiration of the agreement, Conexant may apply up to an aggregate of $20 million of credits to wafer purchases, limited in amount to $400 per wafer, regardless of price. We currently believe that the wafer credits will be sufficient to substantially offset any increases in the prices to be otherwise paid by Conexant for wafers under the supply agreement. During the first three years of the wafer supply and services agreement, Conexant was obligated to purchase a minimum volume of wafers and in each year purchased more than the specified minimum volume. These minimum purchase requirements expired in March 2005. We expect Conexant to remain a significant customer, but we anticipate that the percentage of revenues we derive from sales to Conexant will decline as we continue to diversify our customer base.

  Transactions with RF Micro Devices

        As part of our strategy to diversify our customer base, in October 2002 we entered into a wafer supply agreement with RF Micro Devices that expires in October 2007. In connection with entering into the wafer supply agreement, we also sold preferred stock to RF Micro Devices, Inc. for $60.0 million. RF Micro Devices is not required to purchase any set minimum number of wafers under its supply agreement with us. Prices for wafers supplied by us under this agreement were negotiated at arm's length, decline over the term of the agreement and are the lower of set contract prices or the average of market prices. In connection with their investment, RF Micro Devices also received $40.0 million of wafer credits to offset a specified percentage of the base price of each wafer, to be applied when and as we sell such wafer to RF Micro Devices. RF Micro Devices was one of our first significant post-formation customers. As of March 31, 2006, we had 12 design wins and four designs in volume production with RF Micro Devices.

  Stockholder Agreement with Significant Stockholders

        We, affiliates of The Carlyle Group, Conexant and RF Micro Devices have entered into a third amended and restated stockholder agreement to be effective upon the completion of this offering. The third amended and restated stockholder agreement will require us to use reasonable efforts to ensure that three members of our board of directors will be designated by affiliates of The Carlyle Group, two members of our board of directors will be designated by Conexant and one member of our board of directors will be designated by RF Micro Devices. Upon completion of this offering our board of directors will consist of seven directors. As a result of the third amended and restated stockholder agreement, we will be a controlled corporation, as defined by the rules of The NASDAQ National Market.

  Termination of Management Agreements

        At our formation, we entered into management agreements with Conexant and The Carlyle Group pursuant to which they agreed to provide us advisory, consulting and other services related to our day-to-day operations. Upon consummation of this offering, we plan to terminate these management agreements and, in connection with such termination, pay a lump sum payment equal to $0.9 million to each of Conexant and The Carlyle Group.

Corporate Information

        Our principal executive offices are located at 4321 Jamboree Road, Newport Beach, California 92660, and our telephone number is (949) 435-8000. Our web site is located at www.jazzsemi.com. Information contained in our web site is not incorporated by reference into and does not form any part of this prospectus.

THE OFFERING

Common stock being offered:
by us	shares
by the selling stockholders	shares
total	shares
Common stock to be outstanding after the offering	shares
Use of proceeds
We intend to use the net proceeds from this offering for general corporate purposes, including working capital and capital expenditures. See "Use of Proceeds." We will not receive any of the proceeds from the sale of shares by the selling stockholders.
Proposed NASDAQ National Market symbol	"JAZZ"
Risk factors	See "Risk Factors" beginning on page 10 for a discussion of factors that you should consider carefully before deciding to purchase our common stock.

        The number of shares of common stock that will be outstanding after this offering is based on 117,759,696 shares outstanding on March 31, 2006 and excludes:

  •
  10,751,725 shares of common stock issuable upon the exercise of options outstanding under our 2002 equity incentive plan with a weighted average exercise price of $1.57 per share as of such date;

  •
  up to 2,417,467 additional shares of common stock reserved for future grant or issuance under our 2002 equity incentive plan as of such date; and

  •
  automatic annual increases in the number of shares reserved for issuance under our 2002 equity incentive plan that will occur beginning in 2007 and ending in 2011.

        Unless otherwise indicated, all information in this prospectus assumes:

  •
  an initial public offering price of $                              per share, the mid-point of the estimated offering price range shown on the front cover page of this prospectus;

  •
  the conversion of all outstanding shares of our series A preferred stock and our series B preferred stock into 112,981,888 shares of our class B common stock, which will automatically occur immediately prior to the completion of this offering;

  •
  the recapitalization of all outstanding shares of our class A common stock and class B common stock into common stock on a share for share basis, which will automatically occur immediately prior to the completion of this offering;

  •
  the effectiveness of our amended and restated certificate of incorporation upon the completion of this offering; and

  •
  no exercise by the underwriters of their overallotment option.

SUMMARY CONSOLIDATED FINANCIAL DATA

        The following tables provide summary consolidated financial data. The consolidated statement of operations data for the fiscal years ended December 26, 2003, December 31, 2004, and December 30, 2005 has been derived from our audited consolidated financial statements included elsewhere in this prospectus, except for the categorization of our revenues between standard process technologies, specialty process technologies, formation customers and post-formation customers, which is unaudited and has been derived from our accounting records. The consolidated statement of operations data for the three month periods ended April 1, 2005 and March 31, 2006 and the consolidated balance sheet data as of March 31, 2006 has been derived from our unaudited consolidated financial statements included elsewhere in this prospectus, except for the categorization of our revenues between standard process technologies, specialty process technologies, formation customers and post-formation customers, which is also unaudited and has been derived from our accounting records.

        We maintain a 52- or 53-week fiscal year ending on the Friday on or preceding December 31. Each of the first three quarters of our fiscal year end on the last Friday in each of March, June and September.

        You should read this information together with the consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus and the information under "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Year Ended			Three Months Ended
	December 26, 2003	December 31, 2004	December 30, 2005	April 1, 2005	March 31, 2006
				(unaudited)
	(in thousands, except per share data)
Consolidated Statement of Operations Data
Revenues:(1)
Standard process technologies	$102,262	$90,232	$74,951	$21,463	$19,559
Specialty process technologies	82,923	129,303	124,079	27,841	36,301

Total revenues	185,185	219,535	199,030	49,304	55,860
Cost of revenues(2)(3)	160,649	175,346	174,294	45,417	48,334

Gross profit	24,536	44,189	24,736	3,887	7,526
Operating expenses:
Research and development(2)(3)	22,815	18,691	19,707	5,299	4,984
Selling, general and administrative(2)(3)	16,410	21,573	14,956	3,501	4,030
Other operating expenses	1,492	869	2,478	1,739	246

Total operating expenses	40,717	41,133	37,141	10,539	9,260

Operating income (loss)	(16,181)	3,056	(12,405)	(6,652)	(1,734)
Gain (loss) on investments(3)	9,682	(5,784)	(583)	(793)	863
Interest and other income	513	804	1,521	389	178

Loss before income taxes	(5,986)	(1,924)	(11,467)	(7,056)	(693)
Income tax provision	12	2,348	46	8	33

Net loss	(5,998)	(4,272)	(11,513)	(7,064)	(726)
Preferred stock dividends	(11,708)	(13,074)	(14,210)	(3,552)	(3,908)

Net loss attributable to common stockholders	$(17,706)	$(17,346)	$(25,723)	$(10,616)	$(4,634)

Net loss per common share, basic and diluted	$(32.43)	$(8.57)	$(7.56)	$(3.71)	$(1.20)

Weighted average shares used to compute net loss per common share, basic and diluted	546	2,023	3,403	2,860	3,855

Pro forma net loss per common share, basic and diluted(4)	$(0.05)	$(0.04)	$(0.10)	$(0.06)	$(0.01)

Weighted average shares used to compute pro forma net loss per common share, basic and diluted	113,618	115,064	116,385	115,842	116,837

(1)
Standard process technologies are composed of digital and standard analog complementary metal oxide semiconductor process technologies and specialty process technologies are composed of advanced analog, radio frequency, high voltage, bipolar, complementary bipolar and silicon germanium bipolar complementary metal oxide semiconductor process technologies and double-diffused metal oxide semiconductor process technologies.

  The following table shows our revenues from formation customers and post-formation customers (unaudited and in thousands):

	Year Ended			Three Months Ended
	December 26, 2003	December 31, 2004	December 30, 2005	April 1, 2005	March 31, 2006
Revenues:
Formation customers	$167,236	$163,497	$120,455	$33,836	$31,373
Post-formation customers	17,949	56,038	78,575	15,468	24,487

Total revenues	$185,185	$219,535	$199,030	$49,304	$55,860

  The following table shows our revenues from related parties and non-related parties (in thousands):

	Year Ended			Three Months Ended
	December 26, 2003	December 31, 2004	December 30, 2005	April 1, 2005	March 31, 2006
				(unaudited)
Revenues:
Related parties(a)	$169,671	$66,834	$60,821	$14,069	$19,535
Non-related parties	15,514	152,701	138,209	35,235	36,325

Total revenues	$185,185	$219,535	$199,030	$49,304	$55,860

  (a)
  Prior to December 26, 2003, we categorized Skyworks and Mindspeed as related parties because they were part of Conexant at the time of our formation and, upon their separation from Conexant, we were contractually obligated under our supply agreement with Conexant to provide them with the same terms as Conexant under Conexant's wafer supply agreement with us. During 2003, we amended our respective wafer supply agreements with Skyworks and Mindspeed. Beginning in 2004, we no longer considered Skyworks or Mindspeed to be a related party because the terms of the amendments to the respective wafer supply agreements were negotiated independently on an arm's length basis.

(2)
Includes stock-based compensation expense (income) as follows (in thousands):

	Year Ended			Three Months Ended
	December 26, 2003	December 31, 2004	December 30, 2005	April 1, 2005	March 31, 2006
				(unaudited)
Cost of revenues	$2,298	$(522)	$164	$(34)	$351
Research and development	4,243	(1,836)	(169)	(291)	140
Selling, general and administrative	3,237	(1,469)	(54)	(285)	403

Total	$9,778	$(3,827)	$(59)	$(610)	$894

(3)
For a discussion of stock compensation expense and gain (loss) on investments, and their relationship to one another, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Operations Overview" and "—Critical Accounting Policies."

(4)
Pro forma net loss per common share gives effect to the conversion of our convertible preferred stock into class B common stock and the recapitalization of class A and class B common stock into common stock on a share for share basis, immediately prior to the completion of this offering, as if the conversion and recapitalization had occurred on the date of issuance.

	As of March 31, 2006
	Actual	Pro forma as adjusted(1)
	(unaudited)
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$7,802	$
Short-term investments	20,100		20,100
Working capital	52,853
Property, plant and equipment, net	60,833		60,833
Total assets	171,565
Total debt	—		—
Total stockholders' equity	107,566

(1)
The consolidated balance sheet data on a pro forma as adjusted basis reflects the automatic conversion of all of our outstanding shares of convertible preferred stock into 112,981,888 shares of our class B common stock and the recapitalization of our class A and class B common stock into common stock on a share for share basis immediately prior to the completion of this offering as if the conversion and recapitalization had occurred on March 31, 2006, the sale of shares of common stock offered by us under this prospectus at an assumed initial public offering price per share of $                  , the mid-point of the range shown on the front cover of this prospectus, and our receipt of the net proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses of approximately $            payable by us, and our payment of a fee equal to $1.8 million upon completion of this offering in connection with the termination of our management agreements with The Carlyle Group and Conexant. A $1.00 increase or decrease in the assumed initial public offering price of $                  per share would increase or decrease each of pro forma as adjusted cash and cash equivalents, working capital, total assets and total stockholders' equity by $                  million, assuming the number of shares offered by us, as shown on the front cover page of this prospectus remains the same and after deducting the underwriting discounts and commissions payable by us.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below with all of the other information included in this prospectus before deciding to invest in shares of our common stock. If any of the events or developments described below occur, our business, financial condition or results of operations could be negatively affected. In that case, the trading price of our common stock could decline and you could lose all or part of your investment in our common stock.

Risks Related to Our Business and Industry

We presently depend on our formation customers, Conexant Systems, Inc. and Skyworks Solutions, Inc., for a significant majority of our revenues. A reduction in business from either one of these customers would adversely affect our revenues and could seriously harm our business.

        For 2005 and the first quarter of 2006, Conexant Systems, Inc. and Skyworks Solutions, Inc., an entity that resulted from the spin-off of Conexant's wireless division and subsequent merger with Alpha Industries, Inc., our formation customers, together accounted for 60.5% and 56.2% of our revenues, respectively. We expect that we will continue to be dependent upon these formation customers for a significant portion of our revenues for the foreseeable future. We have entered into wafer supply agreements with Conexant and Skyworks; however, the minimum purchase requirements under those agreements terminated in March 2006 and the initial term of these agreements expire in March 2007. We expect that as Conexant and Skyworks transition from their current designs to next generation designs, particularly with respect to designs based on standard process technologies, their business with us will decline significantly unless we capture a significant portion of their new designs based on specialty process technologies. Additionally, we have licensed back to Conexant certain patent and intellectual property rights to make Conexant products. Conexant may use this license to have its products produced for it by third party manufacturers, rather than us. Revenues from each of Conexant and Skyworks declined in 2005 and we expect that they will continue to decline over the long term. In addition, from March 2007 to March 2009, Conexant may apply up to an aggregate of $20 million of credits to wafer purchases, limited in amount to $400 per wafer, regardless of the purchase price of the wafer. In the event Conexant utilizes these credits it could have a material adverse effect on our results of operations and cash flows. Loss or cancellation of business from, significant changes in deliveries to, or decreases in the prices of services sold to, either one of these customers has, in the past, significantly reduced our revenues for a reporting period and could, in the future, harm our margins, financial condition and business.

We may not be successful in continuing to add new customers or in securing significant volume from new and existing customers.

        In order to be successful under our business plan, we need to continue to add new customers whose products utilize our specialty process technologies and to generate significant revenues from those customers. We cannot assure you that we will be able to attract new customers or generate significant revenues from existing or new customers in the future. The sales cycle for our services is long and requires us to invest significant resources as we work with each potential customer, without assurance of sales to that potential customer. Currently none of our significant customers have an obligation to purchase a minimum number of wafers from us.

        When a new or existing customer decides to design a specific semiconductor using one of our processes, we define this as a design win. The period between design win and volume production for a successful product design often takes between eight and 36 months. Due in part to the length of this process, we cannot assure you that a given design will actually be implemented in our customer's product and result in commercial orders or generate any revenues. The customer may decide to put on hold or abandon a product incorporating a design win for one or a combination of reasons such as lack of market demand, budgetary or resource constraints, and development of a superior, competitive product. If we are not successful in adding new customers who use our specialty process technologies, do not secure new design wins with new or existing customers, or do not convert design wins with new and existing customers into revenue generating products, our revenues and results of operations will be harmed.

Our business plan is premised on the increasing use of outsourced foundry services by both fabless semiconductor companies and integrated device manufacturers for the production of semiconductors using specialty process technologies. Our business will not be successful if this trend does not continue to develop as we expect.

        We operate as an independent semiconductor foundry focused primarily on specialty process technologies. Our business model assumes that demand for these processes within the semiconductor industry will grow and will follow the broader trend towards outsourcing foundry operations. Although the use of foundries is established and growing for standard complementary metal oxide semiconductor processes, the use of outsourced foundry services for specialty process technologies is less common and may never develop into a significant part of the semiconductor industry. If fabless companies and vertically integrated device manufacturers opt not to, or determine that they cannot, reduce their costs or allocate resources and capital more efficiently by accessing independent specialty foundry capacity, the manufacture of specialty process technologies may not follow the trend of standard complementary metal oxide semiconductor processes. If the broader trend to outsourced foundry services does not prove applicable to the specialty process technologies we intend to target, our business and results of operations will be harmed.

If we cannot compete successfully in the highly competitive foundry segment of the semiconductor industry, our business will suffer.

        We compete internationally and domestically with dedicated foundry service providers such as Taiwan Semiconductor Manufacturing Company, United Microelectronics Corporation, Semiconductor Manufacturing International Corporation and Chartered Semiconductor Manufacturing Ltd., which, in addition to providing leading edge complementary metal oxide semiconductor process technologies, also have capacity for some specialty process technologies. We also compete with integrated device manufacturers that have internal semiconductor manufacturing capacity or foundry operations, such as IBM. In addition, several new dedicated foundries have commenced operations and may compete directly with us. Many of our competitors have higher capacity, longer operating history, longer or more established relationships with their customers, superior research and development capability and greater financial and marketing resources than our company. As a result, these companies may be able to compete more aggressively over a longer period of time than us.

        IBM competes in both the standard complementary metal oxide semiconductor segment and in specialty process technologies. In addition, there are a number of smaller participants in the specialty process arena. Taiwan Semiconductor Manufacturing Company publicly announced in 2001 that it planned to use the 0.18 micron or greater silicon germanium bipolar complementary metal oxide semiconductor process technologies that it licensed from Conexant at that time to accelerate its own foundry processes for the networking and wireless communications markets. In the event Taiwan Semiconductor Manufacturing Company or other dedicated foundries determine to focus their business on these processes, they will compete directly with us in the specialty process market, and such competition could harm our business.

        As our competitors continue to increase their manufacturing capacity, there could be an increase in specialty semiconductor capacity during the next several years. As specialty capacity increases there may be more competition and pricing pressure on our services, and underutilization of our capacity may result. Any significant increase in competition or pricing pressure may erode our profit margins, weaken our earnings or increase our losses.

        In addition, some semiconductor companies have advanced their complementary metal oxide semiconductor designs to 90 nanometer or smaller geometries. These smaller geometries may provide the customer with performance and integration features that may be comparable to, or exceed, features offered by our specialty process technologies, and may be more cost-effective at higher production volumes for certain applications, such as when a large amount of digital content is required in a mixed-signal semiconductor and less analog content is required. Our specialty processes will therefore compete with these processes for customers and some of our potential and existing customers could elect to design these advanced complementary metal oxide semiconductor processes into their next generation products. We are not currently capable, and do not currently plan to become capable, of providing complementary metal oxide semiconductor processes at these smaller geometries. If our potential or existing customers choose to design their products using these advanced complementary metal oxide semiconductor processes our business may suffer.

        Our ability to compete successfully may depend to some extent upon factors outside of our control, including general industry and economic trends, import and export controls, exchange controls, exchange rate fluctuations, interest rate fluctuations and political developments. If we cannot compete successfully in our industry, our business and results of operations will be harmed.

Decreases in demand and average selling price for end-user applications of our customers' products may decrease demand for our services and may result in a decrease in our revenues and results of operations.

        The vast majority of our revenues are derived from customers who use our services to produce semiconductors for use in the wireless and high-speed wireline communications, consumer electronics, automotive and industrial end markets. Any significant decrease in the demand for end-user applications within these end markets will also result in decreased demand for our customers' productrs. Our customer base in highly concentrated and variations in orders from these customers, including our formation and post-formation customers, tend to vary significantly by customer based upon that customer's inventory levels of electronic systems and semiconductors, changes in end-user demand for that customer's product, product obsclescence and new product development cycles. If demand for semiconductors manufactured using our services decreases, the demand for our services will also decrease, which may result in a decrease in our revenues and earnings. In addition, the historical and continuing trend of declining average selling prices of end-user applications places pressure on the prices of the components that go into these end-user applications. If the average selling prices of end-user applications continue to decrease, the pricing pressure on components produced by us for our customers may lead to a reduction of our revenues and earnings.

If we are not able to continue transitioning our product mix from standard complementary metal oxide semiconductor process technologies to specialty process technologies, our business and results of operations may be harmed.

        Since our separation from Conexant, we have focused our research and development and marketing efforts primarily on specialty process technologies and adding new customers. These specialty process technologies include advanced analog, radio frequency, high voltage, bipolar and silicon germanium bipolar complementary metal oxide semiconductor processes and double-diffused metal oxide semiconductor processes. We anticipate that any growth in our business will primarily result from these technologies, particularly from post-formation customers. During 2005 and the first quarter of 2006, we derived 37.7% and 35.0%, respectively, of our revenues from standard complementary metal oxide semiconductor processes and 62.3% and 65.0%, respectively, of our revenues from specialty process technologies. To be competitive, reduce our dependence on standard process technologies and successfully implement our business plan, we will need to increase our percentage of revenues derived from specialty processes technologies. In order to expand and diversify our customer base, we need to identify and attract customers who will use the specialty process technologies we provide. We cannot assure you that demand for our specialty process technologies will increase or that we will be able to attract customers who use them. Some of the large dedicated foundries offer standard process technologies that support 90 nanometer or smaller geometries that may provide customers with performance and integration features that may be comparable to, or exceed, features offered by our specialty process technologies, and may be more cost-effective at higher production volumes for certain applications, such as when a large amount of digital content is required in a mixed-signal semiconductor and less analog content is required. If we are not able to increase our percentage of revenues from specialty process technologies, our business and results of operations may be harmed.

        In addition, there are significantly more providers of foundry services for standard complementary metal oxide semiconductor processes than specialty process technologies, and consequently much greater competition. Because we intend to continue to focus on specialty process technologies, we do not plan to invest in the research and development of more advanced standard complementary metal oxide semiconductor processes. As standard complementary metal oxide semiconductor process technologies continue to advance, we will not remain competitive in these process technologies. If our current customers switch to another foundry for standard complementary metal oxide semiconductor process technologies at a rate that is greater than our ability to increase our revenues from our specialty process technologies, our business and results of operations will be harmed.

We are dependent on the highly cyclical semiconductor market, which has experienced significant and sometimes prolonged downturns and overcapacity. A significant or prolonged downturn in this industry would cause our revenues, earnings and margins to decline, potentially more significantly than declines for integrated device manufacturers because such manufacturers may reduce their purchases from foundries before reducing their own internal capacity and they may make additional capacity available on a foundry basis.

        Our business is dependent upon market conditions in the highly cyclical semiconductor industry. Downturns in this industry lead to reduced demand for our services, increased pricing pressure and variations in order levels from our customers directly result in volatility in our revenues and earnings. From time to time, the semiconductor industry has experienced significant, and sometimes prolonged, downturns. For example, according to Gartner Dataquest's estimates, global semiconductor sales decreased by approximately 32% in 2001. It was not until 2005 that semiconductor sales reached equivalent levels to that of 2000. Historically, companies in the semiconductor industry have aggressively expanded their manufacturing capacity during periods of increased demand, as was the case in 2000. As a result, periods of overcapacity in the semiconductor industry have frequently followed periods of increased demand. Starting in the first quarter of 2001, the semiconductor industry experienced a significant downturn due to a number of factors, including a slowdown in the global economy, oversupply and overcapacity in the semiconductor industry and a worldwide inventory adjustment. Due to the significant downturn in the industry, most, if not all, integrated device manufacturers that had previously begun purchasing wafer fabrication services from foundries reduced purchases from such foundries, and many integrated device manufacturers allocated a portion of their internal capacity to contract production of semiconductor wafers for others, particularly fabless companies that we also target as customers.

        Any increase in the portion of internal capacity allocated to contract production of semiconductor wafers for others by integrated device manufacturers or any significant downturn in our customers' markets or in general economic conditions would also likely result in a reduction in demand for our services. Any reduction in demand for our services may force us to operate at significantly less than full capacity or idle our fab for a period of time. This would reduce our margins and harm our financial condition and results of operations. We cannot assure you that any of our customers will continue to place orders with us in the future at the same levels as in prior periods.

We have experienced net losses during our limited history operating as an independent company and we may not be able to sustain profitability.

        Since the inception of our business on March 12, 2002, we have incurred cumulative net losses through March 31, 2006 of approximately $37.0 million. While we achieved net income for some quarters, we have predominantly incurred net losses in our reported results of operations and may continue to do so in the future. We cannot assure you that we will be able to sustain profitability on a quarterly or annual basis in the future. If we are not able to sustain profitability, our stock price may decline.

Our historical financial performance may not be indicative of our future results.

        Since our inception, a significant majority of our revenues have been derived from our formation customers, and a large percentage of our revenues have primarily been derived from products manufactured using standard complementary metal oxide semiconductor processes that are no longer the focus of our business. As customers design their next generation products for smaller geometry complementary metal oxide semiconductor processes, they may look to other foundries to provide their requisite manufacturing capacity. As a result, it is unlikely that we will continue to generate the same level of revenues from our standard complementary metal oxide semiconductor processes in the future as we shift our focus and operations to our more specialized processes: advanced analog, radio frequency, high voltage, bipolar and silicon germanium bipolar complementary metal oxide semiconductor processes and double-diffused metal oxide semiconductor processes.

We expect our operating results to fluctuate from quarter-to-quarter and year-to-year, which may make it difficult to predict our future performance and could cause our stock price to fluctuate and decline.

        Our revenues, expenses and results of operations are difficult to predict, have varied significantly in the past and will continue to fluctuate significantly from quarter-to-quarter and year-to-year in the future due to a number of factors, many of which are beyond our control. A significant portion of our overall costs are fixed, so reductions in demand for our services or changes in the mix of products towards standard complementary metal oxide semiconductor products, which typically have lower selling prices, or a greater weighting of revenues from our formation customers, which typically have lower margins than revenues from new customers can have a negative effect on our results of operations, as we have limited ability to reduce costs to respond to revenue declines. We expect fluctuations in revenues, expenses and results of operations to continue for a number of reasons, including:

  •
  the level of utilization and yield of our manufacturing facility;

  •
  slow or negative growth in the markets served by our customers;

  •
  the loss of a key customer or a significant portion of its business;

  •
  the rescheduling or cancellation of large orders by our customers, the deferral of shipment of our finished products to customers, or the failure of a customer to pay us in a timely manner;

  •
  unanticipated delays or problems in introducing new products by us or our customers;

  •
  shifts by integrated device manufacturers between internal and outsourced production;

  •
  our or our competitors' new product, service or technological offerings;

  •
  changes in our pricing policies or the pricing policies of our competitors;

  •
  the mix of process technologies used at our and our manufacturing suppliers' facilities;

  •
  rescheduling or cancellation of planned capital expenditures, or actual capital expenditures exceeding planned capital expenditures;

  •
  costs related to possible acquisitions of technologies or businesses;

  •
  customer concessions, or return of wafers due to quality or reliability issues; and

  •
  changes in foreign currency exchange rates.

        Due to the factors noted above and other risks discussed in this section, many of which are beyond our control, you should not rely on quarter-to-quarter or year-over-year comparisons to predict our future financial performance. Unfavorable changes in any of the above factors may seriously harm our business, financial condition and results of operations.

Most of our customers do not place purchase orders far in advance, which makes it difficult for us to predict our future revenues, adjust production costs and allocate capacity efficiently on a timely basis.

        Most of our customers generally place purchase orders only three to four months before shipment. Most of our customers are also generally able to cancel or delay the delivery of orders on short notice. In addition, due to the cyclical nature of the semiconductor industry, our customers' purchase orders have varied significantly from period to period. As a result, we do not typically operate with any significant backlog. The lack of significant backlog and the limited certainty of customer orders can make it difficult for us to forecast our revenues in future periods and allocate our capacity efficiently. Moreover, our expense levels are based in part on our expectations of future revenues and we may be unable to adjust costs in a timely manner to compensate for revenue shortfalls.

Our ability to achieve and maintain profitability depends significantly on our ability to obtain high capacity utilization and fab yields at our Newport Beach, California fab.

        Our ability to achieve and maintain profitability depends significantly on our ability to:

  •
  obtain high capacity utilization at our Newport Beach, California fab, which is measured by the level of our production activity in relation to our available production capacity;

  •
  continuously maintain and improve our fab yield, which is the number of wafers completed that meet certain acceptance criteria, expressed as a percentage of total wafers started; and

  •
  continuously maintain and improve our manufacturing yield, which is the percentage of functioning die on a wafer, expressed as a percentage of total die per wafer.

        During periods of lower capacity utilization, fab yield and manufacturing yield we manufacture and sell fewer wafers over which to allocate our fixed costs. Because a large percentage of our costs are fixed, this can significantly and adversely affect our gross margins and our ability to achieve and maintain profitability. For example, since the beginning of 2004, in each of the fiscal quarters in which we achieved profitability, we also experienced capacity utilization rates in excess of 95%. While high capacity utilization rates are a significant contributor to our ability to achieve profitability, numerous other factors also affect our operating results and our ability to achieve profitability. Accordingly, we cannot assure you that if we achieve high capacity utilization rates we will be profitable. For example, despite having achieved capacity utilization rates in excess of 95% in the first fiscal quarter of 2006, we experienced a net loss in that quarter.

        Our Newport Beach, California fab yields and manufacturing yields also directly affect our ability to attract and retain customers, as well as the price of our services. If we are unable to achieve high capacity utilization and continuously maintain or improve our yields, our margins may substantially decline and our business and results of operations may be harmed.

We may not be able independently to develop or secure on commercially reasonable terms critical process technology, which may result in our loss of customers and market share and may cause us to incur an investment obligation or give up rights.

        Enhancing our manufacturing process technologies is critical to our ability to provide services for our customers. The semiconductor industry and the process technologies used are constantly changing. If we do not anticipate these changes in process technologies and rapidly develop innovative technologies, or secure on commercially reasonable terms the rights to use critical process technology developed by others, we may not be able to provide specialty foundry services on competitive terms. If we are unable to maintain the ability to provide specialty foundry services on competitive terms, some of our customers may use the services of our competitors instead of our services.

        In addition, our research and development efforts are focused primarily on upgrading our specialty process technologies and developing advanced specialty process technologies for new applications. Many other foundries continue to invest significant amounts in the research and development of standard process technologies. For example, some foundries have developed standard process technologies of 90 nanometer or smaller geometries that may provide customers with performance and integration features that may be comparable to, or exceed, features offered by our specialty process technologies, and may be more cost-effective at higher production volumes for certain applications, such as when a large amount of digital content is required in a mixed-signal semiconductor and less analog content is required. We are not currently capable, and do not currently plan to become capable, of providing complementary metal oxide semiconductor processes at 90 nanometer or smaller geometries. As a result, we expect that we will need to offer, on an ongoing basis, increasingly advanced and cost-effective specialty process technologies prior to these or comparable technologies and processes being offered by our competitors. If we are unable to continue transitioning our product mix from standard process technologies to specialty process technologies and our standard process technologies are unable to compete in the marketplace, we will lose market share and our revenues are likely to decline.

We intend to expand our operations, which may strain our resources and increase our operating expenses and if we expand our business through acquisitions or strategic relationships we may not be able to integrate them successfully in a cost-effective and non-disruptive manner.

        Our success depends on our ability to expand our operating capacity and to enhance our process technologies in response to changing customer demands, competitive pressures and technologies. We may expand our capacity and enhance our process technologies, both domestically and internationally, through internal growth, strategic relationships or acquisitions. As we expand our capacity, broaden our customer base or increase the breadth of specialty process technologies that we offer, our management resources may become constrained, we may not adequately be able to service our customers and our business may be harmed. We may determine that it is necessary to grow our business through acquisitions and strategic relationships. We cannot assure you that we will be successful in reaching agreements to acquire other businesses or to enter into strategic relationships or, if such agreements are reached, that their terms will be favorable to us. Even if we complete acquisitions or enter into strategic relationships we may not be successful in integrating the acquisition or adapting our business to the strategic relationship. Integrating any business or technology we acquire could be expensive and time consuming, disrupt our ongoing business and distract our management. If we are unable to integrate any acquired businesses or technologies effectively, our business will suffer. We also expect that any expansion of our business will strain our systems and operational and financial controls. In addition, we are likely to incur significantly higher operating costs. To manage our growth effectively, we must continue to improve and expand our systems and controls. If we fail to do so, our growth will be limited. Our officers have limited experience in managing large or rapidly growing businesses. Further, our officers have limited experience managing companies through acquisitions. If we fail to effectively manage our planned expansion of operations, our business and results of operations may be harmed.

If we fail to adequately protect our intellectual property rights, we may lose valuable assets, experience reduced revenues and incur costly litigation to protect our rights.

        We depend in part on patents and other intellectual property rights covering our design and manufacturing processes. We hold patents and patent licenses and we intend to continue to seek patents on our inventions relating to product designs and manufacturing processes. The process of seeking patent protection can be long and expensive, however, and we cannot guarantee that all of our currently pending or future applications will result in issued patents. Even if patents are issued, they may not be of sufficient scope or strength to provide meaningful protection or any commercial advantage. Because patent and other intellectual property litigation is costly and unpredictable, our attempts to protect our rights or to defend ourselves against claims made by others could impose high costs and risks on our business. Litigation, whether successful or unsuccessful, could result in substantial costs and diversion of management resources, either of which could seriously harm our business and results of operations.

        A portion of our intellectual property is also used by our manufacturing suppliers in China, a country in which we currently have no issued patents. In addition, effective intellectual property enforcement may be unavailable or limited in some foreign countries. It may be difficult for us to protect our intellectual property from misuse or infringement by other companies in these countries. We expect this to become a greater risk for us as we seek to increase our use of manufacturing capacity in China, which provides less protection for intellectual property than does the United States. Our inability to enforce our intellectual property rights, and the inability of our manufacturing suppliers to enforce their intellectual property rights in some countries, especially China, may harm our business and results of operations.

If we are subject to a protracted infringement claim or one that results in significant damage awards, our results of operations may be adversely affected.

        Our ability to compete successfully depends on our ability to operate without infringing the proprietary rights of others. We have no means of knowing what patent applications have been filed in the United States until they are either published or granted. Due to the complexity of the technology used and the multitude of patents, copyrights and other overlapping intellectual property rights, the semiconductor industry is characterized by frequent litigation regarding patent, trade secret, copyright and other intellectual property rights. It is common for patent owners to assert their patents against semiconductor manufacturers. From time to time we receive communications from third parties asserting that their patents cover certain of our technologies and alleging infringement of their intellectual property rights. We expect that we will continue to receive such communications in the future. As a result, we engage in discussions from time to time concerning the licensing of third party technology or cross-licensing such technology and our technology. We cannot assure you that we will be successful in reaching agreements to license or cross-license a third party's intellectual property or, if such agreements are reached, that their terms will be favorable to us. In the event any third party were to make a successful claim against us or our customers that we or our customers have misappropriated their trade secrets or infringed on their patents, copyrights or other intellectual property rights, we or our customers could be required to:

  •
  seek to acquire licenses, which may not be available on commercially reasonable terms, if at all;

  •
  discontinue using certain process technologies, which could cause us to stop manufacturing selling, offering to sell, using or importing certain products;

  •
  pay substantial monetary damages; and

  •
  seek to develop non-infringing technologies, which may not be feasible.

        In addition, third parties, some of which are potential competitors, may initiate litigation against our manufacturing suppliers, alleging infringement of their proprietary rights with respect to existing or future materials, processes or equipment. In the event of a successful claim of infringement and the failure or inability to license or independently develop alternative, non-infringing technology on a timely basis by us or our manufacturing suppliers, we may be unable to obtain sufficient manufacturing capacity or offer competitive products. As a result, our product portfolio would be limited, and we would experience increased expenses.

        Any one of these developments could place substantial financial and administrative burdens on us and hinder our business. We may not have sufficient resources to defend ourselves or our customers against litigation. If we fail to obtain necessary licenses or if litigation relating to patent infringement or other intellectual property matters occurs, it could hurt our reputation in our industry and prevent us from manufacturing particular products or applying particular process technologies, which could reduce our opportunities to generate revenues. As a result, our business, operating results and financial condition could be significantly harmed.

The international nature of our business exposes us to financial and regulatory risks.

        A significant portion of our planned manufacturing capacity, as well as our ability to provide assembly and test services through subcontractors, is derived from our international relationships with manufacturers and others, particularly in Asia. We have an established office in Asia and we are seeking to expand our global presence by opening additional offices, particularly in Asia and Europe. To date, we do not have significant sales in foreign countries. If we are successful in expanding our global presence, we will be more significantly exposed to risks associated with international operations. International operations are subject to a number of risks, including the following:

  •
  political and economic instability, international terrorism and anti-American sentiment;

  •
  laws and business practices favoring local companies;

  •
  withholding tax obligations on license revenues that we may not be able to offset fully against our U.S. tax obligations, including the further risk that foreign tax authorities may re-characterize license fees or increase tax rates, which could result in increased tax withholdings and penalties;

  •
  the timing and availability of export licenses and permits;

  •
  tariffs and other trade barriers;

  •
  difficulties in collecting accounts receivable;

  •
  currency exchange risks;

  •
  burdens and costs of compliance with a variety of foreign laws;

  •
  less effective protection of intellectual property than is afforded to us in the United States; and

  •
  difficulties and costs of staffing and managing foreign operations.

        In addition, the United States or foreign countries may implement quotas, duties, taxes or other charges or restrictions upon the importation or exportation of our products, leading to a reduction in sales and profitability in that country. The geographical distance between the United States, Asia and Europe also creates a number of logistical and communication challenges. We cannot assure you that we will not experience any serious harm in connection with our international operations.

Failure to comply with governmental regulations by us, our manufacturing suppliers or our customers could reduce our sales or require design modifications.

        The semiconductors we produce and the export of technologies used in our manufacturing processes may be subject to U.S. export control and other regulations as well as various standards established by authorities in other countries. Failure to comply with existing or evolving U.S. or foreign governmental regulation or to obtain timely domestic foreign regulatory approvals or certificates could materially harm our business by reducing our production capacity, requiring modifications to our processes that we license to our foreign manufacturing suppliers or requiring unacceptable modifications to the products of our customers. If controlled, neither we nor our customers may export such products without obtaining an export license. In addition, we depend on our manufacturing suppliers in China for a significant portion of our planned manufacturing capacity, and export licenses may be required in order for us to transfer technology related to our manufacturing processes to our foreign manufacturing suppliers. These restrictions may make foreign competitors facing less stringent controls on their processes and their customers' products more competitive in the global market than we or our customers are. The U.S. government may not approve any pending or future export license requests. In addition, the list of products and countries for which export approval is required, and the regulatory policies with respect thereto, could be revised.

Our manufacturing suppliers in China are subject to extensive government regulation, which can lead to uncertainty.

        Advanced Semiconductor Manufacturing Corporation, or ASMC, and Shanghai Hua Hong NEC Electronics Co., Ltd., or HHNEC, which we refer to as our manufacturing suppliers, and on which we rely for a significant portion of our future manufacturing capacity, are located in China. The Chinese government has broad discretion and authority to regulate the technology industry in China. China's government has also implemented policies from time to time to regulate economic expansion in China. The economy of China has been transitioning from a planned economy to a market-oriented economy. Although in recent years the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industrial development. It also exercises significant control over China's economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. New regulations or the readjustment of previously implemented regulations could require us and our manufacturing suppliers to change our business plan, increase our costs or limit our ability to sell products and conduct activities in China, which could adversely affect our business and operating results.

        In addition, the Chinese government and provincial and local governments have provided, and continue to provide, various incentives to domestic companies in the semiconductor industry, including our manufacturing suppliers and competitors, in order to encourage development of the industry. Such incentives include tax rebates, reduced tax rates, favorable lending policies and other measures. Any of these incentives could be reduced or eliminated by governmental authorities at any time. Any such reduction or elimination of incentives currently provided to us or our manufacturing suppliers could adversely affect our business and operating results.

We depend on key personnel, and we may not be able to retain, hire and integrate sufficient qualified personnel to maintain and expand our business.

        Our success depends to a significant extent upon our key senior executives and research and development, engineering, finance, marketing, sales, manufacturing, support and other personnel, in particular our Chief Executive Officer, Shu Li. The loss of the services of Dr. Li could significantly delay or prevent the achievement of our business objectives. We do not have employment agreements with, and we do not carry key person insurance on, any of our executives or other key personnel. Our success also depends upon our ability to continue to attract, retain and integrate qualified personnel, particularly engineers and finance personnel. The competition for these employees is intense and we cannot assure you that we will be able to secure the services of enough qualified personnel, or do so at a reasonable cost, for our business to succeed. If we fail to retain, hire, train and integrate qualified employees, we will not be able to maintain and expand our business.

A significant portion of our workforce is unionized, and our operations may be adversely affected by work stoppages, strikes or other collective actions which may disrupt our production and adversely affect the yield of our fab.

        A significant portion of our employees at our Newport Beach, California fab are represented by a union and covered by a collective bargaining agreement that expires in 2008. We cannot predict the effect that continued union representation or future organizational activities will have on our business. Conexant experienced a work stoppage at our Newport Beach, California fab in 1998. We cannot assure you that we will not experience a material work stoppage, strike or other collective action in the future, which may disrupt our production and adversely affect our customer relations and operational results.

If we are unable to collaborate successfully with electronic design automation vendors and third-party design service companies to meet our customers' design needs, our business could be harmed.

        We have established relationships with electronic design automation vendors and third-party design service companies. We work together with these vendors to develop complete design kits that our customers can use to meet their design needs using our process technologies. Our ability to meet our customers' design needs successfully depends on the availability and quality of the relevant services, tools and technologies provided by electronic design automation vendors and design service providers, and on whether we, together with these providers, are able to meet customers' schedule and budget requirements. Difficulties or delays in these areas may adversely affect our ability to attract customers, and thereby harm our company.

We provide foundry services to Conexant, Skyworks, Mindspeed Technologies, Inc. and RF Micro Devices, Inc., which may result in conflicts of interest in the future.

        We provide foundry services to Conexant and RF Micro Devices, two of our significant stockholders that also have representatives on our board of directors. We also provide foundry services to Skyworks and Mindspeed. One of our directors is also chairman of the board of directors of both Skyworks and Mindspeed.

        While our board has implemented procedures to ensure that these stockholders and customers cannot control business decisions involving them, and to protect the confidential information of our customers that may be competitors of Conexant, Skyworks, RF Micro Devices or Mindspeed, circumstances may arise in the future in which our business relationship with Conexant, Skyworks, Mindspeed and RF Micro Devices may be influenced by their officers or directors who are members of our board, or Conexant's and RF Micro Devices' percentage ownership of our capital stock. There could be situations in which the interests of these stockholders and customers conflict with your interests.

Risks Related to Manufacturing

Our manufacturing processes are highly complex, costly and potentially vulnerable to impurities and other disruptions that can significantly increase our costs and delay product shipments to our customers.

        Our manufacturing processes are highly complex, require advanced and costly equipment and are continuously being modified to improve fab and manufacturing yields and product performance. Impurities or other difficulties in the manufacturing process or defects with respect to equipment or supporting facilities can lower manufacturing yields, interrupt production or result in losses of products in process. As system complexity has increased and process technology has become more advanced, manufacturing tolerances have been reduced and requirements for precision have become more demanding. From time to time we have experienced production difficulties that have caused delivery delays and quality control problems. In the past, we have encountered manufacturing and related problems, including:

  •
  capacity constraints due to changes in product mix;

  •
  the delayed delivery or qualification of equipment critical to our production, including steppers and chemical stations;

  •
  delays during expansions and upgrades of our clean rooms and other facilities;

  •
  difficulties in increasing production at our Newport Beach, California fab and at our manufacturing suppliers;

  •
  difficulties in changing or upgrading our process technologies at our Newport Beach, California fab and at our manufacturing suppliers;

  •
  raw materials shortages and impurities;

  •
  required unscheduled maintenance or repairs;

  •
  malfunction of our wafer production equipment or that of our manufacturing suppliers; and

  •
  other operational and engineering problems resulting in reduced product yields for our customers.

        We cannot guarantee you that we will be able to maintain our efficiency or avoid impurities in the manufacturing process or avoid other manufacturing disruptions in the future, to the same extent as in the past. In addition, we cannot guarantee you that our manufacturing suppliers will not experience production difficulties.

If we are unable to obtain raw materials and equipment in a timely manner, our production schedules could be delayed and we may lose customers.

        We depend on our suppliers of raw materials. To maintain competitive manufacturing operations, we must obtain from our suppliers, in a timely manner, sufficient quantities of materials at acceptable prices. Although we source most of our raw materials from several suppliers, we obtain our silicon wafers only from Wacker Siltronic Corporation because of the consistent quality of their wafers, the long working history of Conexant and its predecessor, Rockwell International Corporation, with this supplier and our sales arrangement with this supplier. Siltronic maintains an approximately six week supply of inventory at our fab. We believe that qualification of a second wafer supplier could take from six months to one year. We also use single suppliers for photomasks and certain photoresists used in our processes. For example, Photronics Inc. is the sole-service supplier of our photomasks. We believe it would take between ten and twelve months to qualify a new supplier if Photronics was unable or unwilling to continue as a supplier. We receive EKC 652, a chemical used in the etch process, from E.I. du Pont de Nemours and Company. DuPont is the sole producer of this chemical and its chemistry is unique. We believe that it would take between five and six months to replace this chemical if DuPont was unable or unwilling to continue as a supplier. We do not have long-term contracts with most of our suppliers. From time to time, vendors have extended lead times or limited the supply of required materials to us because of capacity constraints. Consequently, we have experienced difficulty in obtaining the quantities of raw materials we need on a timely basis.

        Additionally, we currently use TDEAT, a gas used in our 0.35 micron, 0.25 micron, and 0.18 micron process. We believe that this chemical is no longer manufactured. We have qualified four new tools that use a different, more available chemical, to perform the 0.35 micron, 0.25 micron, and 0.18 micron processes. We have two more tools to qualify before we can completely eliminate the use of TDEAT. We believe our current supply of TDEAT will be sufficient for our operations through 2006; however, we cannot assure you that our supply will be sufficient for this time period or that all or a portion of our existing supply will not be spilled, destroyed or otherwise lost prior to completing the conversion. If we lose all or any portion of our supply of TDEAT our ability to perform the 0.35 micron, 0.25 micron and 0.18 micron processes will be limited until all six tools have been qualified. If we are unable to perform the 0.35 micron, 0.25 micron and 0.18 micron processes at our full capacity then our production schedules could be delayed which could result in lost customers and lost revenues.

        From time to time we may reject materials that do not meet our specifications, resulting in a decline in manufacturing or fab yields. We cannot assure you that we will be able to obtain sufficient quantities of raw materials and other supplies in a timely manner. If the supply of materials is substantially diminished or if there are significant increases in the costs of raw materials, we may not be able to obtain raw materials at all or we may be forced to incur additional costs to acquire sufficient quantities of raw materials to sustain our operations, which may increase our marginal costs and reduce profitability.

        We also depend on a limited number of manufacturers and vendors that make and maintain the complex equipment we use in our manufacturing processes. We rely on these manufacturers and vendors to improve our technology to meet our customers' demands as technology improves. In periods of volatile market demand or with respect to the procurement of unique tools, the lead times from order to delivery of this equipment can be as long as six to 12 months. Following delivery, installation and qualification of our processes on this equipment can also be time consuming and difficult. If there are delays in the delivery, installation or qualification of equipment, it could cause us to delay our introduction of new manufacturing capacity or process technologies and delay product deliveries, which may result in the loss of customers and revenues.

We rely on ASMC and HHNEC, manufacturing suppliers over whom we have limited control, for a significant portion of our future manufacturing capacity, and these manufacturing suppliers may not deliver sufficient production capacity or quality to allow us to meet our customers' needs.

        We operate one semiconductor fabrication facility in Newport Beach, California, in which we currently produce the majority of our products. We have entered into manufacturing supply agreements with ASMC and HHNEC, that are designed to allow us to utilize production capacity at two additional fabrication facilities in China. We expect to use our Newport Beach, California fab to develop and implement new specialty process technologies required to meet the needs of our customers, and to use the foundry capacity of ASMC and HHNEC to support higher volume production for our customers once process implementation and part qualification are complete. We are dependent on these arrangements to achieve the capacity levels needed for our business to continue to grow. However, we have limited control over ASMC's and HHNEC's production and quality control systems, and these companies have limited manufacturing experience using our specialty process technologies. We rely on our third-party manufacturers to implement successfully our specialty process technologies at their facilities. This has in the past, and may in the future, require more time than we anticipate. We began to utilize volume production capacity at ASMC in the first quarter of 2004 and we have not fully tested our ability to access capacity at acceptable quality levels of ASMC and HHNEC. We are aware of certain instances where the yield of product produced by ASMC and HHNEC has been below that of our Newport Beach fab, although still sufficient to meet customers' demands. We believe that ASMC and HHNEC have recently experienced increased demands on their available capacity and it is possible that they would be unable to provide all of the manufacturing capacity we may desire to utilize, including amounts that are within the capacity they have contractually agreed to provide us. Should we fail to maintain and expand our manufacturing supply agreements or fail to implement our specialty processes at a manufacturing supplier's facility in a timely manner, or if our manufacturing suppliers do not continue to deliver the capacity that we require in a timely manner or do not produce wafers to specifications and at costs acceptable to our customers, our ability to meet our customers' needs could be seriously harmed and our customers may turn to our competitors to satisfy their requirements, causing us to lose significant sources of revenues.

If the semiconductor wafers we manufacture are used in defective products, we may be subject to product liability or other claims and our reputation could be harmed.

        We provide custom manufacturing to our customers who use the semiconductor wafers we manufacture as components in their products sold to end users. If these products are used in defective or malfunctioning products, we could be sued for damages, especially if the defect or malfunction causes physical harm to people. The occurrence of a problem could result in product liability claims as well as a recall of, or safety alert or advisory notice relating to, the product. We cannot assure you that our insurance policies will cover specific product liability issues or that they will be adequate to satisfy claims made against us in the future. Also, we may be unable to obtain insurance in the future at satisfactory rates, in adequate amounts, or at all. Product liability claims or product recalls in the future, regardless of their ultimate outcome, could have a material adverse effect on our business, financial condition and on our ability to attract and retain customers.

We occasionally manufacture wafers based on forecasted demand, rather than actual orders from customers. If our forecasted demand exceeds actual demand we may have obsolete inventory, which could have a negative impact on our gross margin.

        We initiate production of a majority of our wafers once we have received an order from a customer. We generally do not carry a significant inventory of finished goods unless we receive a specific customer request or if we decide to produce wafers in excess of customer orders because we forecast future excess demand and capacity constraints. If our forecasted demand exceeds actual demand, we may be left with excess inventory that ultimately becomes obsolete and must be scrapped when it cannot be sold. Significant amounts of obsolete inventory could have a negative impact on our gross margin and results of operations.

We may be subject to the risk of loss due to fire because materials we use in our manufacturing processes are highly flammable and our insurance coverage may not be sufficient to cover all of our potential losses.

        We use highly flammable materials such as silane and hydrogen in our manufacturing processes and may therefore be subject to the risk of loss arising from fires. The risk of fire associated with these materials cannot be completely eliminated. We maintain insurance policies to reduce losses caused by fire, including business interruption insurance. Our insurance coverage is subject to deductibles and would not be sufficient to cover all of our potential losses such as the full replacement of our fab. If our fab or our manufacturing suppliers' fabs were to be damaged or cease operations as a result of a fire, the time to repair or rebuild the fab would be significant and it would reduce our manufacturing capacity, delay the manufacture of our customers' products, reduce our revenues and profits, cause us to lose important customers and would have a material adverse effect on our results of operations.

Our production yields and business could be significantly harmed by natural disasters, particularly earthquakes.

        Our Newport Beach, California fab is located in southern California, a region known for seismic activity. In addition, substantially all of our manufacturing suppliers' capacity is located in a geographically concentrated area in China, where disruptions from natural disasters may affect the region. Due to the complex and delicate nature of our manufacturing processes, our and our manufacturing suppliers' facilities are particularly sensitive to the effects of vibrations associated with even minor earthquakes. Our business operations depend on our ability to maintain and protect our facilities, computer systems and personnel. We cannot be certain that precautions we have taken to seismically upgrade our fab will be adequate to protect our facilities in the event of a major earthquake, and any resulting damage could seriously disrupt our production and result in reduced revenues.

Our production may be interrupted if we cannot maintain sufficient sources of fresh water and electricity.

        The semiconductor manufacturing process requires extensive amounts of fresh water and a stable source of electricity. Droughts, pipeline interruptions, power interruptions, electricity shortages or government intervention, particularly in the form of rationing, are factors that could restrict our access to these utilities in the areas in which our fabs are located. In particular, our Newport Beach, California fab is located in an area that is susceptible to water and electricity shortages. If there is an insufficient supply of fresh water or electricity to satisfy our requirements, we may need to limit or delay our production, which could adversely affect our business and operating results. Increases in utility costs would also increase our operating expenses. In addition, a power outage, even of very limited duration, could result in a loss of wafers in production and a deterioration in our manufacturing yields, and substantial downtime to reset equipment before resuming production.

Failure to comply with environmental regulations could harm our business.

        We use hazardous materials and substances in the manufacturing and testing of products and in the development of our technologies in our research and development laboratories. We are subject to a variety of local, state and federal regulations relating to the storage, discharge, handling, emission, generation, manufacture and disposal of toxic or other hazardous materials and substances. Failure to comply with environmental regulations could result in revocation of operating permits, the imposition of substantial fines or penalties on us, interruption of production, alteration of our manufacturing processes or cessation of operations. In addition, we must obtain and comply with operating permits in a timely manner to support our product development and product ramp or our production may be delayed or halted. Compliance with environmental regulations could require us to pay increased fees, acquire expensive pollution control equipment or to incur other substantial expenses. We could also be required to incur costs associated with the investigation and remediation of contamination at currently or formerly owned, operated or used sites, or at sites at which our hazardous waste was disposed. Any failure by us to control the use, disposal, removal or storage of, or to adequately restrict the discharge of, or assist in the cleanup of, hazardous or toxic substances, could subject us to significant liabilities, including joint and several liability under certain statues. The imposition of these liabilities could significantly harm our business.

Risks Related to this Offering

If the ownership of our common stock continues to be highly concentrated, it may prevent you and other stockholders from influencing significant corporate decisions and may result in conflicts of interest that could cause our stock price to decline.

        Following the completion of this offering, our executive officers, directors, major stockholders and their affiliates will directly or indirectly beneficially own or control approximately    % of our outstanding shares of common stock (after giving effect to the exercise of all outstanding vested options exercisable within 60 days from                         , 2006). In addition, we and our three major stockholders have entered into a third amended and restated stockholder agreement that will be effective upon the completion of this offering under which our three major stockholders have agreed to vote all capital stock held by them in favor of their designees to our board of directors. For a discussion of the third amended and restated stockholder agreement, refer to "Description of Capital Stock—Stockholder Agreement."

        Following this offering, our executive officers, directors, major stockholders and their affiliates, acting as a group, will have substantial control over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transactions. Some of these persons or entities may have interests different than yours. For example, these stockholders may delay or prevent a change of control of us, even if such a change of control would benefit our other stockholders, or pursue strategies that are different from the desires of other investors. The significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors' perception that conflicts of interest may exist or arise. See "Management" and "Principal and Selling Stockholders" for details on the composition of our board of directors and our capital stock ownership. In addition, upon completion of the offering, we will be a "controlled company" within the meaning given to that term under the rules of the NASDAQ National Market. As a controlled company, we will be exempt from the requirements that our board of directors be composed of a majority of independent directors or that our compensation committee and governance and nominating committee be composed of independent directors. Directors who are independent from Jazz will from time to time after this offering comprise less than a majority of our board of directors and, if so, independent directors will have less influence over our corporate governance and other issues in which stockholders may have an interest than if they comprised a majority of our board of directors.

Management may invest or spend the proceeds of this offering received by us in ways with which you may not agree and in ways that may not yield a return to our stockholders.

        Management will retain broad discretion over the use of proceeds received by us from this offering. Stockholders may not deem such uses desirable, and our use of the proceeds may not yield a significant return or any return at all for our stockholders. Management intends to use the proceeds from this offering for working capital and other general corporate purposes. Because of the number and variability of factors that determine our use of the proceeds from this offering, our actual uses for the proceeds of this offering may vary substantially from our currently planned uses.

Our common stock has no prior public market, and it is not possible to predict how our stock will perform after this offering.

        There has not been a public market for our common stock. An active trading market for our common stock may not develop following this offering. You may not be able sell your shares quickly or at the market price if trading in our common stock is not active. The initial public offering price for the shares will be determined by negotiations between us and representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. Please see "Underwriting" for more information regarding our arrangements with the underwriters and the factors considered in setting the initial public offering price.

        The trading price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including:

  •
  the depth and liquidity of the market for our common stock;

  •
  developments generally affecting the semiconductor foundry industry;

  •
  investor perceptions of us and our business;

  •
  actions by institutional or other large stockholders;

  •
  terrorist acts; and

  •
  our results of operations and financial performance; general economic, industry and market conditions.

        In addition, the stock market in general often experiences substantial volatility that is seemingly unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

You will incur immediate and substantial dilution in the net tangible book value of the stock you purchase.

        The initial public offering price is substantially higher than the prices paid for our common stock in the past. This is referred to as dilution. Accordingly, if you purchase common stock in the offering, you will incur immediate dilution of approximately $                              per share in the net tangible book value per share of our common stock from the price you pay for our common stock. The exercise of outstanding options may result in further dilution.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

        As a public company, we will be required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which will require annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent auditors that both addresses management's assessments and internal controls. During the course of our testing, we may identify deficiencies that we may not be able to remediate in time to meet our deadline for compliance with Section 404. Testing and maintaining internal controls can divert our management's attention from other matters that are important to our business. We also expect the new regulations to increase our legal and financial compliance costs, make it more difficult to attract and retain qualified officers and members of our board of directors, particularly to serve on our audit committee, and make some activities more difficult, time consuming and costly. We may not be able to conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 or our independent auditors may not be able or willing to issue a favorable assessment if we conclude that our internal controls over financial reporting are effective. We cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or their effect on our operations since there is presently no precedent available by which to measure compliance adequacy. In addition, we have a relatively new corporate controller. Failure to attract, hire, train and integrate this personnel, could significantly delay, impede or otherwise adversely effect our internal controls, financial reporting and ability to comply with Section 404. If either we are unable to conclude that we have effective internal controls over financial reporting or our independent auditors are unable to provide us with an unqualified report as required by Section 404, then investors could lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

Changes in financial accounting standards to share-based payments are expected to have a significant effect on our reported results.

        The Financial Accounting Standards Board recently issued a revised standard that requires that we record compensation expense in our statement of operations for share-based payments, such as employee stock options, using the fair value method. The adoption of the new standard is expected to have a significant effect on our reported earnings, although it will not affect our cash flows, and could adversely impact our ability to provide accurate guidance on our future reported financial results due to the variability of the factors used to estimate the values of share-based payments. As a result, our adoption of the new standard, which occurred in the first quarter of fiscal 2006, could negatively affect our stock price and our stock price volatility. In addition, the amount of such expense was not reflected in our historical financial results. Consequently, our period over period comparisons will be significantly affected by the inclusion of such expense in 2006 and the absence of such expense from prior periods. If investors do not appropriately consider these changes in accounting rules, the price at which our stock is traded could be adversely affected.

Further significant changes in our stockholder composition may jeopardize our ability to use some or all of our net operating loss carryforwards.

        As of March 31, 2006, we had federal tax net operating loss, or NOL, carryforwards of approximately $86.4 million available to reduce taxable income in future years. These NOL carryforwards will begin to expire in 2022, unless previously utilized. We also had state NOL carryforwards at March 31, 2006 of approximately $70.7 million, which will begin to expire in 2013, unless previously utilized. At March 31, 2006, we had a $34.3 million deferred tax asset related to these net operating loss carryforwards. Due to uncertainty as to our ability to realize these deferred tax assets, we recorded a full valuation allowance. Our ability to utilize our NOL carryforwards could become subject to substantial annual limitations if we undergo an ownership change as defined under Section 382 of the Internal Revenue Code. We could undergo an ownership change if, among other things, direct or indirect five percent stockholders, as defined under Section 382, and the regulations promulgated thereunder, increase their aggregate percentage ownership of our stock by more than 50 percentage points over the lowest percentage of stock owned by these stockholders at any time during the testing period, which is generally the three-year period preceding the potential ownership change. In the event of a greater than 50 percentage point change in ownership, Section 382 imposes an annual limitation on the amount of net operating loss carryforwards that a corporation may use to offset future taxable income. Any unused annual limitation may be carried over to later years until the applicable expiration of the respective NOL carryforwards. Our planned initial public offering could result in an ownership change as defined under Section 382. In addition, future sales of our shares by, or changes in ownership of, our existing significant stockholders could cause us to undergo an ownership change as defined under Section 382 in the future. Consequently, whether we undergo an ownership change which results in a limitation on our ability to utilize our net operating loss carryforwards may be a matter beyond our control.

Substantial future sales of our common stock in the public market may cause the price of our stock to decline.

        If our stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options, or the public market perceives that stockholders might sell substantial amounts of our common stock, the market price of our common stock could decline significantly. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Upon the completion of this offering, we will have outstanding approximately            shares of common stock, based upon the assumptions described in "The Offering." Of these shares, all of the shares sold in this offering will be freely tradable without restriction or further registration under the federal securities laws, unless purchased by our "affiliates", as that term is defined in Rule 144 under the Securities Act of 1933. Of the remaining shares of common stock outstanding immediately after this offering, approximately            shares will be available for sale in the public market pursuant to Rule 144, 144(k) and 701 under the Securities Act of 1933 180 days after the date of this prospectus, which is when the lock-up agreements between the underwriters and the stockholders expire, unless extended as described in "Underwriting."

        Upon the completion of this offering, affiliates of The Carlyle Group, Conexant and RF Micro Devices, holders of                        shares of common stock, or            shares if the underwriters exercise their overallotment option in full, will be entitled to rights to demand the registration of shares of common stock held by them and to include their shares for registration in certain registration statements that we may file under the Securities Act of 1933 after the completion of this offering. Once we register these shares, they may be freely sold in the public market upon issuance, subject to the lock-up agreements described in "Underwriting" and the restrictions imposed on our affiliates under Rule 144.

We are a "controlled company" within the meaning of the NASDAQ National Market rules and, as a result, are exempt from certain corporate governance requirements.

        Because affiliates of The Carlyle Group, Conexant and RF Micro Devices together will own more than 50% of the voting power of our common stock after this offering and have entered into the third amended and restated stockholder agreement, which will be effective upon completion of this offering, regarding the nomination and election of directors to serve on our board of directors, we are considered a "controlled company" for the purposes of the NASDAQ National Market quotation requirements. As such, we are permitted, and have elected, to opt out of the NASDAQ National Market quotation requirements that would otherwise require our board of directors to have a majority of independent directors and our compensation committee and our governance and nominating committee to consist entirely of independent directors. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the NASDAQ National Market corporate governance requirements.

Our amended and restated certificate of incorporation, bylaws and Delaware law will contain provisions that could discourage transactions resulting in a change in control, which may negatively affect the market price of our common stock.

        In addition to the effect that the concentration of ownership by our significant stockholders may have, our amended and restated certificate of incorporation and our bylaws will contain provisions that may enable our management to resist a change in control. These provisions may discourage, delay or prevent a change in the ownership of our company or a change in our management. In addition, these provisions could limit the price that investors would be willing to pay in the future for shares of our common stock. Such provisions, to be set forth in our restated certificate of incorporation or bylaws effective upon the completion of this offering, include:

  •
  our board of directors will be authorized, without prior stockholder approval, to create and issue preferred stock, commonly referred to as "blank check" preferred stock, with rights senior to those of common stock;

  •
  advance notice requirements for stockholders to nominate individuals to serve on our board of directors or to submit proposals that can be acted upon at stockholder meetings;

  •
  our board will be classified so not all members of our board are elected at one time, which may make it more difficult for a person who acquires control of a majority of our outstanding voting stock to replace our directors;

  •
  stockholder action by written consent will be prohibited;

  •
  special meetings of the stockholders will be permitted to be called only by the chairman of our board of directors, our president or by a majority of our board of directors;

  •
  stockholders will not be permitted to cumulate their votes for the election of directors;

  •
  newly created directorships resulting from an increase in the authorized number of directors or vacancies on our board of directors will be filled only by majority vote of the remaining directors;

  •
  our board of directors will be expressly authorized to make, alter or repeal our bylaws; and

  •
  stockholders will be permitted to amend our bylaws only upon receiving at least 75% of the votes entitled to be cast by holders of all outstanding shares then entitled to vote generally in the election of directors, voting together as a single class.

        Upon completion of the offering, we will also be subject to the restrictions contained in Section 203 of the Delaware General Corporation Law, which may prohibit certain business combinations involving us and stockholders owing 15% or more of our voting stock. These and other provisions in our amended and rested certificate of incorporation, amended and restated bylaws and Delaware law could make it more difficult for stockholders or potential acquirors to obtain control of our board of directors or initiate actions that are opposed by our then-current board of directors, including delaying or impeding a merger, tender offer or proxy contest involving our company. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical fact contained in this prospectus, including statements regarding future events, our future financial performance, business strategy and plans and objectives of management for future operations, are forward-looking statements. We have attempted to identify forward-looking statements by terminology including "anticipates," "believes," "can," "continue," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "should" or "will" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under "Risk Factors," and "Business" that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for us to predict all risk factors, nor can we address the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

        Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Accordingly, you should not rely upon forward-looking statements as predictors of future events. We are not under any duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results, unless required by law.

USE OF PROCEEDS

        We estimate that our net proceeds from the sale of shares of our common stock in this offering will be approximately $                                million, assuming an initial public offering price of $                              per share, the mid-point of the range shown on the front cover of this prospectus, and after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us. A $1.00 increase or decrease in the assumed initial public offering price of $                              per share would increase or decrease the net proceeds to us from this offering by $                                million, assuming the number of shares offered by us, as shown on the cover page of this prospectus remains the same and after deducting the underwriting discounts and commissions payable by us. We will not receive any of the proceeds from the sale of shares by the selling stockholders. At March 31, 2006, we had unrestricted cash and cash equivalents and short-term investments of $27.9 million.

        We currently intend to use the proceeds of the offering for general corporate purposes, including working capital and capital expenditures. A purpose of the offering is also to create a public market for our common stock for the benefit of all stockholders and to attract and retain qualified employees by providing them with equity incentives. We have not made any specific plans for the expenditure of the proceeds to be received by us upon the completion of this offering. We may also use a portion of the net proceeds from this offering, together with our cash and cash equivalents and short-term investments, to fund possible investments in, or acquisitions of, complementary businesses, products or technologies or establishing joint ventures. We have no current agreements or commitments with respect to any investment, acquisition or joint venture.

        The amount and timing of how we actually spend the net proceeds to us from this offering may vary significantly and will depend on a number of factors, including our future revenues and cash generated by operations. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering. Pending their ultimate use, we intend to invest the net proceeds to us from this offering in short-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

        Since our inception, we have not declared or paid cash dividends on our preferred stock or common stock. As of the completion of this offering there will be no accrued dividends outstanding on our preferred stock, and all outstanding preferred stock will be converted into shares of our common stock. The payment of dividends on our common stock is within the discretion of our board of directors. We currently intend to retain our future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

CAPITALIZATION

        The following table sets forth capitalization as of March 31, 2006 as follows:

  •
  on an actual basis; and

  •
  on a pro forma as adjusted basis to reflect: a fee of $1.8 million to be recorded as an expense and paid one-half to The Carlyle Group and one-half to Conexant in connection with the termination of the management agreements we have entered into with them; the filing of our amended and restated certificate of incorporation; the conversion of all of our preferred stock into class B common stock and the recapitalization of our class A and class B common stock into common stock on a share for share basis, immediately prior to the completion of this offering; the sale of shares of common stock offered by us in this offering at an assumed initial public offering price of $                              per share, the mid-point of the range shown on the front cover of this prospectus; and the receipt of the net proceeds of the offering, after deducting underwriting discounts and commissions and estimated offering expenses of $                               million payable by us.

        You should read the capitalization table together with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes to our consolidated financial statements appearing elsewhere in this prospectus.

	As of March 31, 2006
	Actual	Pro forma as adjusted
	(unaudited and in thousands, except share and per share data)
Stockholders' equity:
Preferred stock, $0.001 par value; Authorized—200,000,000 actual; 50,000,000 shares pro forma as adjusted; Issued and outstanding—112,981,888 shares actual; no shares pro forma as adjusted	$113		$—
Common stock, $0.001 par value; Authorized—255,000,000 actual; 500,000,000 shares pro forma as adjusted; Issued and outstanding—4,804,644 shares actual, shares pro forma as adjusted	5
Additional paid in capital(1)	145,761
Deferred stock compensation	(638)		(638)
Accumulated other comprehensive loss	(630)
Accumulated deficit	(37,045)

Total stockholders' equity(1)	107,566

Total capitalization(1)	$107,566	$

(1)
A $1.00 increase or decrease in the assumed initial public offering price of $                              per share, the mid-point of the range shown on the front cover of this prospectus, would increase or decrease each of pro forma as adjusted cash and cash equivalents, additional paid in capital, total stockholders' equity and total capitalization by $                                million, assuming the number of shares offered by us, as shown on the front cover page of this prospectus remains the same and after deducting the underwriting discounts and commissions payable by us.

        The number of shares of common stock in the table above excludes:

  •
  10,751,725 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2006 under our 2002 equity incentive plan with a weighted average exercise price of $1.57 per share;

  •
  up to 2,417,467 additional shares of common stock reserved for future grant or issuance under our 2002 equity incentive plan as of March 31, 2006; and

  •
  automatic annual increases in the number of shares reserved for issuance under our 2002 equity incentive plan that will occur beginning in 2007 and ending in 2011.

DILUTION

        If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

        Our net tangible book value as of March 31, 2006 was approximately $102.4 million, or $21.43 per share of our common stock, not taking into account the conversion of our outstanding preferred stock into common stock. Our net tangible book value per share is equal to the sum of our total tangible assets (total assets ($171.6 million) less intangible assets ($5.2 million)) less total liabilities ($64.0 million) divided by the number of shares of our common stock outstanding on March 31, 2006.

        Our pro forma net tangible book value per share of our common stock as of March 31, 2006 was approximately $0.89 per share, assuming the automatic conversion of all of our outstanding shares of preferred stock into 112,981,888 shares of our common stock upon the completion of this offering and our payment of a fee equal to $1.8 million upon completion of this offering in connection with the termination of our management agreements with The Carlyle Group and Conexant.

        Dilution in pro forma net tangible book value per share represents the difference between the amount paid by investors in this offering and the pro forma net tangible book value per share of our common stock immediately after the completion of this offering. After giving effect to the conversion of all of our preferred stock, our payment of the $1.8 million management agreement termination fee and the sale of            shares of our common stock offered by us at an assumed initial public offering price of $                              per share, the mid-point of the range shown on the front cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2006 would have been approximately $                              million, or $                              per share of our common stock. This amount represents an immediate increase in pro forma net tangible book value of $                              per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $                              per share to new investors purchasing shares in this offering. The following table illustrates the dilution in pro forma net tangible book value per share to new investors in connection with this offering.

Assumed initial public offering price per share		$
Net tangible book value per share as of March 31, 2006	$21.43
Decrease in net tangible book value per share attributable to conversion of convertible preferred stock	20.53
Decrease in net tangible book value per share attributable to contract termination fee	0.01
Pro forma net tangible book value per share as of March 31, 2006	0.89
Increase in pro forma net tangible book value per share attributable to this offering
Pro forma as adjusted net tangible book value per share after this offering

Pro forma dilution per share to new investors		$

        The following table sets forth, as of March 31, 2006, on the pro forma as adjusted basis described above, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by (a) existing stockholders and (b) by new investors purchasing shares of our common stock in this offering. We have assumed an initial offering price of $                         per share, the mid-point of the range shown on the front cover of this prospectus, and we have not deducted underwriting discounts and commissions and estimated offering expenses payable by us in our calculations.

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	117,759,696%		$145,879,736%		$1.24
New investors(1)

Total		100%		$100%

(1)
Excludes            shares offered by selling stockholders in this offering.

        A $1.00 increase or decrease in the assumed initial public offering price of $                              per share the mid-point of the range shown on the front cover of this prospectus, would increase or decrease total consideration paid by new investors and total consideration paid by all stockholders by $                              million assuming the number of shares offered by us, as set forth on the front cover page of this prospectus, remains the same.

        The above discussion and tables are based on 117,759,696 shares of common stock outstanding on March 31, 2006, and excludes:

  •
  10,751,725 shares of common stock issuable upon the exercise of options outstanding under our 2002 equity incentive plan with a weighted average exercise price of $1.57 per share as of such date;

  •
  up to 2,417,467 additional shares of common stock reserved for future grant or issuance under our 2002 equity incentive plan as of such date; and

  •
  automatic annual increases in the number of shares reserved for issuance under our 2002 equity incentive plan that will occur beginning in 2007 and ending in 2011.

        Assuming the exercise in full of all options outstanding as of March 31, 2006 having an exercise price less than the assumed offering price, our pro forma net tangible book value as of March 31, 2006 would be approximately $                  per share, representing an immediate dilution to our existing stockholders of $            per share, and, our pro forma as adjusted net tangible book value per share attributable after this offering would be $            , representing immediate pro forma dilution per share to new investors of $                  .

        The following table sets forth, as of March 31, 2006, on the pro forma as adjusted basis described above and assuming the exercise in full of all options having an exercise price less than the assumed offering price, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by (a) existing stockholders and (b) by new investors purchasing shares of our common stock in this offering.

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors(1)							$

Total			%	$		%

(1)
Excludes            shares offered by selling stockholders in this offering.

        The foregoing tables and discussion assume no exercise of the underwriters' overallotment option. The shares of common stock that may been purchased upon exercise of the overallotment option are shares held by existing stockholders, and are not additional shares issuable by us. As a result, exercise of the overallotment option will have no effect on the information in the tables set forth above.

        In addition, we may choose to raise additional capital due to market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. To the extent we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED CONSOLIDATED FINANCIAL DATA

        The following selected consolidated financial and other operating data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes to those statements included elsewhere in this prospectus. Except for the categorization of our revenues between standard process technologies, specialty process technologies, formation customers and post-formation customers, we have derived the consolidated statement of operations data for the period from March 12, 2002 (inception) to December 27, 2002 and the consolidated balance sheet data as of December 27, 2002 and December 26, 2003 from our audited consolidated financial statements not included in this prospectus. Except for the categorization of our revenues between standard process technologies, specialty process technologies, formation customers and post-formation customers, we have derived the consolidated statement of operations data for the years ended December 26, 2003, December 31, 2004, and December 30, 2005 and the consolidated balance sheet data as of December 31, 2004 and December 30, 2005 from our audited consolidated financial statements included elsewhere in this prospectus. Except for the categorization of our revenues between standard process technologies, specialty process technologies, formation customers and post-formation customers, we have derived the consolidated statement of operations data for the three month periods ended April 1, 2005 and March 31, 2006 and the consolidated balance sheet data as of March 31, 2006 from our unaudited consolidated financial statements included elsewhere in this prospectus. In the opinion of management, our unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements included elsewhere in this prospectus and include all adjustments, consisting only of normal recurring adjustments, that are necessary for a fair statement of our financial position at March 31, 2006 and our results of operations for the three month periods ended April 1, 2005 and March 31, 2006. The categorization of our revenues between standard and specialty process technologies and between formation customers and post-formation customers is unaudited and has been derived from our accounting records.

	Period from March 12, 2002 (inception) to December 27, 2002	Year Ended			Three Months Ended
		December 26, 2003	December 31, 2004	December 30, 2005	April 1, 2005	March 31, 2006
					(unaudited)
	(in thousands, except per share data)
Consolidated Statement of Operations Data
Revenues:(1)
Standard process technologies	$95,172	$102,262	$90,232	$74,951	$21,463	$19,559
Specialty process technologies	27,905	82,923	129,303	124,079	27,841	36,301

Total revenues	123,077	185,185	219,535	199,030	49,304	55,860
Cost of revenues(2)(3)	102,893	160,649	175,346	174,294	45,417	48,334

Gross profit	20,184	24,536	44,189	24,736	3,887	7,526
Operating expenses:
Research and development(2)(3)	12,606	22,815	18,691	19,707	5,299	4,984
Selling, general and administrative(2)(3)	9,722	16,410	21,573	14,956	3,501	4,030
Amortization of intangible assets	243	741	869	836	97	246
Impairment of intangible assets		—	—	1,642	1,642	—
Loss on disposal of equipment	—	751	—	—	—	—

Total operating expenses	22,571	40,717	41,133	37,141	10,539	9,260

Operating income (loss)	(2,387)	(16,181)	3,056	(12,405)	(6,652)	(1,734)
Interest income	514	513	786	1,315	362	164
Gain (loss) on investments(3)	(12,651)	9,682	(5,784)	(583)	(793)	863
Other income	—	—	18	206	27	14

Loss before income taxes	(14,524)	(5,986)	(1,924)	(11,467)	(7,056)	(693)
Income tax provision	12	12	2,348	46	8	33

Net loss	(14,536)	(5,998)	(4,272)	(11,513)	(7,064)	(726)
Preferred stock dividends	(4,335)	(11,708)	(13,074)	(14,210)	(3,552)	(3,908)

Net loss attributable to common stockholders	$(18,871)	$(17,706)	$(17,346)	$(25,723)	$(10,616)	$(4,634)

Net loss per common share, basic and diluted(4)		$(32.43)	$(8.57)	$(7.56)	$(3.71)	$(1.20)

Weighted average shares used to compute net loss per common share, basic and diluted		546	2,023	3,403	2,860	3,855

Pro forma net loss per common share, basic and diluted(5)	$(0.14)	$(0.05)	$(0.04)	$(0.10)	$(0.06)	$(0.01)

Weighted average shares used to compute pro forma net loss per common share, basic and diluted	102,979	113,618	115,064	116,385	115,842	116,837

Other Financial Data:
Capital expenditures	$10,742	$14,249	$27,282	$23,505	$9,780	$979
Depreciation and amortization	$11,584	$15,170	$17,180	$20,904	$5,052	$5,647

(1)
Standard process technologies are composed of digital and standard analog complementary metal oxide semiconductor process technologies and specialty process technologies are composed of advanced analog, radio frequency, high voltage, bipolar and silicon germanium bipolar complementary metal oxide semiconductor process technologies and double-diffused metal oxide semiconductor process technologies.

  The following table shows our revenues from formation customers and post-formation customers (unaudited and in thousands):

	Period from March 12, 2002 (inception) to December 27, 2002	Year Ended			Three Months Ended
		December 26, 2003	December 31, 2004	December 30, 2005	April 1, 2005	March 31, 2006
Revenues:
Formation customers	$119,762	$167,236	$163,497	$120,455	$33,836	$31,373
Post-formation customers	3,315	17,949	56,038	78,575	15,468	24,487

Total revenues	$123,077	$185,185	$219,535	$199,030	$49,304	$55,860

  The following table shows our revenues from related parties and non-related parties (in thousands):

	Period from March 12, 2002 (inception) to December 27, 2002	Year Ended			Three Months Ended
		December 26, 2003	December 31, 2004	December 30, 2005	April 1, 2005	March 31, 2006
					(unaudited)
Revenues:
Related parties(a)	$119,762	$169,671	$66,834	$60,821	$14,069	$19,535
Non-related parties	3,315	15,514	152,701	138,209	35,235	36,325

Total revenues	$123,077	$185,185	$219,535	$199,030	$49,304	$55,860

  (a)
  Prior to December 26, 2003, we categorized Skyworks and Mindspeed as related parties because they were part of Conexant at the time of our formation and, upon their separation from Conexant, we were contractually obligated under our supply agreement with Conexant to provide them with the same terms as Conexant under Conexant's wafer supply agreement with us. During 2003, we amended our respective wafer supply agreements with Skyworks and Mindspeed. Beginning in 2004, we no longer considered Skyworks or Mindspeed to be a related party because the terms of the amendments to the respective wafer supply agreements were negotiated independently on an arm's length basis.

(2)
Includes stock-based compensation expense (income) as follows (in thousands):

					Three Months Ended
	Period from March 12, 2002 (inception) to December 27, 2002	Year Ended
		December 26, 2003	December 31, 2004	December 30, 2005	April 1, 2005	March 31, 2006
					(unaudited)
Cost of revenues	$149	$2,298	$(522)	$164	$(34)	$351
Research and development	273	4,243	(1,836)	(169)	(291)	140
Selling, general and administrative	207	3,237	(1,469)	(54)	(285)	403

Total	$629	$9,778	$(3,827)	$(59)	$(610)	$894

(3)
For a discussion of stock compensation expense and gain (loss) on investments, and their relationship to one another, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Operations Overview" and "—Critical Accounting Policies."

(4)
On July 31, 2002, 5,500,000 shares of class A common stock and 4,500,000 shares of class B common stock, representing all of the then outstanding shares of our common stock, were recapitalized into 55,000,000 shares of series A preferred stock and 45,000,000 shares of series B preferred stock, respectively. The recapitalization has been reflected as occurring on March 12, 2002 (inception) for purposes of calculating net loss per common share. Net loss per common share is not presented for periods where there were effectively no weighted average common shares outstanding.

(5)
Pro forma net loss per common share gives effect to the conversion of our recapitalized convertible preferred stock into class B common stock and the recapitalization of class A and class B common stock on a share for share basis, into common stock immediately prior to the completion of this offering, as if the conversion and recapitalization had occurred on the date of issuance.

	As of
	December 27, 2002	December 26, 2003	December 31, 2004	December 30, 2005	As of March 31, 2006
					(unaudited)
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$54,552	$65,591	$5,877	$4,372	$7,802
Short-term investments	—	—	50,622	23,850	20,100
Current restricted cash	—	—	—	720	512
Working capital	60,896	85,938	65,220	48,586	52,853
Property, plant and equipment, net	52,844	50,936	61,839	65,249	60,833
Total assets	144,002	177,733	184,595	168,757	171,565
Total debt	—	—	—	—	—
Total stockholders' equity	97,828	122,698	119,488	108,185	107,566

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of financial condition and results of operations in conjunction with the selected consolidated financial information and our consolidated financial statements and the related notes included elsewhere in this prospectus. In addition to historical information, the following discussion and analysis includes forward-looking information that involves risks, uncertainties and assumptions. Our actual results and the timing of events could differ materially from those anticipated by these forward-looking statements as a result of many factors, including those discussed under "Risk Factors" and elsewhere in this prospectus. See "Special Note Regarding Forward-Looking Statements".

General

        We are an independent semiconductor foundry focused on specialty process technologies for the manufacture of analog and mixed-signal semiconductor devices. We believe our specialty process technologies attract customers who seek to produce analog and mixed-signal semiconductor devices that are smaller and more highly integrated, power-efficient, feature-rich and cost-effective than those produced using standard process technologies. Our customers' analog and mixed-signal semiconductor devices are designed for use in products such as cellular phones, wireless local area networking devices, digital TVs, set-top boxes, gaming devices, switches, routers and broadband modems. Our customers include Skyworks Solutions, Inc., Conexant Systems, Inc., Marvell Technology Group Ltd., RF Micro Devices, Inc., Freescale Semiconductor, Inc., Airoha Technology Corp., Xceive Corporation and Mindspeed Technologies, Inc.

Business Overview

  Our Formation

        Prior to our inception on March 12, 2002, our business was the Newport Beach, California semiconductor fabrication, or fab, operations and related research and development activities of Conexant. Conexant and its predecessor, Rockwell International Corporation, developed these operations through an investment of approximately $1 billion in manufacturing assets since 1995 and the development of process technologies over more than 35 years. Following a decision by Conexant to outsource all of its manufacturing needs, we were formed through a cash investment by affiliates of The Carlyle Group, one of the largest U.S. private equity funds, and a contribution by Conexant of:

  •
  its Newport Beach, California semiconductor fabrication and probing operations;

  •
  research and development and other support operations;

  •
  software licenses, patents and intellectual property rights;

  •
  other assets required to operate our business; and

  •
  a warrant to purchase 2,900,000 shares of Conexant's common stock.

        Conexant also granted us a perpetual, non-exclusive, royalty-free license of intellectual property for the design, development and improvement of semiconductor wafers and devices. We also agreed to pay to Conexant a percentage of our gross revenues derived from the sale of silicon germanium, or SiGe, products to parties other than Conexant and its spun-off entities during our first 10 years of operation. We accounted for our formation using the purchase method of accounting.

        We lease our headquarters and the Newport Beach, California fab from Conexant. These leases expire on March 12, 2017 and we have the option to extend the leases for two consecutive five-year terms. Our rent under these leases consists of our pro rata share of the expenses incurred by Conexant in the ownership of these buildings, including property taxes, building insurance, depreciation and common area maintenance. We are not permitted to sublease space that is subject to these leases without Conexant's prior consent. The equipment contained in these buildings generally is owned by us and is not covered by the lease agreements.

        You may find more detail regarding the agreements we have with Conexant under "Certain Relationships and Related Transactions."

        Prior to our formation, our Newport Beach, California fab was a manufacturing cost center of Conexant and was not a segment, division or other separately identifiable line of business. The cost center did not sell or market its products. Rather, it manufactured products for use by Conexant based on Conexant's demand requirements. The semiconductor wafers produced by the fab were only one component in the end semiconductor products sold by Conexant. Conexant did not provide a transfer pricing mechanism between its Newport Beach, California fab operations and its business units and did not allocate general functional expenses to the fab because it was only one of multiple elements of the cost of producing the products it sold to its customers. The fab participated in Conexant's cash management system wherein all cash disbursements associated with fab activities were funded by Conexant. As a result, our business did not have revenues prior to our separation from Conexant, and we are unable to determine actual historical costs that would have been incurred by us if services performed by Conexant had been purchased from independent third parties. For this reason, we are unable to present historical financial information for periods prior to March 12, 2002, the inception of our business as a stand-alone entity, and we do not believe that such historical financial information would be useful or meaningful to potential investors in our company.

Factors Affecting our Operating Results

  Period to Period Fluctuations

        We manufacture semiconductor wafers that are used by our fabless and integrated device manufacturer customers to produce finished semiconductor products for electronics systems such as cellular phones, wireless local area networking devices, digital TVs, set-top boxes, gaming devices, switches, routers and broadband modems. We believe demand for these electronics systems and the semiconductor products that comprise them will continue to grow significantly over the long-term but that our quarterly revenues will vary significantly. This fluctuation is due to several factors, but occurs primarily because our customer base is highly concentrated and production volume from our largest customers, including our formation and key post-formation customers, tend to vary significantly based upon changes in end-user demand for the customer's products, product obsolescence, new product development cycles and the particular customer's inventory levels of electronics systems and semiconductors.

  Formation Customers

        We refer to Conexant and Skyworks as our formation customers. In connection with our formation, we entered into a wafer supply agreement with Conexant, which has a term through March 30, 2007, and may be renewed for additional one-year terms upon agreement of both parties. The initial price for wafers under the agreement, up to the minimum annual volume commitment, was fixed at an amount equal to Conexant's historical cost to manufacture wafers at its Newport Beach, California fab, assuming the same levels of production immediately prior to our formation. We were permitted to increase the price for non-specialty wafers at incremental rates between April 2004 and April 2005, based on market conditions. Due to market conditions during this time period, we did not increase prices for non-specialty wafers and we reduced prices for some widely available process technologies to retain Conexant's high volume products. Through the term of our supply agreement with Conexant, we are required to adjust wafer prices every six months to the best price we provide to any customer for similar volumes and schedules or, if lower, the price offered by leading foundries for similar technologies, volumes and schedules. In connection with our formation, we provided Conexant with $60.0 million of credits that may be used during the term of the agreement to offset any increase in the contract price for each wafer purchased by Conexant through March 30, 2007. Conexant has not used any of these credits to date because we have not increased the contract prices of wafers we have sold to Conexant pursuant to the agreement. In addition, during the two years following the expiration of the agreement, Conexant may apply up to an aggregate of $20.0 million of these credits to wafer purchases, limited in amount to $400 per wafer, regardless of price. During each of the first three years of the agreement Conexant was obligated to purchase a declining minimum number of wafers. Conexant's minimum purchase obligations, which expired in March 2005, were $33.8 million in 2004 and $6.8 million for the first quarter of 2005. Conexant's actual purchases were $62.2 million and $12.5 million during 2004 and the first quarter of 2005, respectively. The wafer supply agreement provides that Conexant may assign its credits and pricing to entities that it spins-off; however, it has not done so to date with respect to credits. These spun-off entities also have the right to enter into separate wafer supply agreements with us on substantially the same terms as our wafer supply agreement with Conexant.

        In June 2002, Conexant spun-off and merged its wireless communications division with Alpha Industries, Inc., a manufacturer of radio frequency and microwave semiconductor products, primarily for wireless communications, to form Skyworks. In accordance with the terms of our wafer supply agreement with Conexant regarding its spin-offs, Skyworks entered into a separate wafer supply agreement with us. This agreement, as amended, is due to expire on March 30, 2007, and may be renewed for additional one-year terms upon agreement of both parties. Under its wafer supply agreement with us, as amended, Skyworks must provide us with rolling forecasts of its projected wafer requirements and must purchase a percentage of its forecast. In order to meet our manufacturing obligations to Skyworks, we may utilize capacity at our Newport Beach, California fab or, subject to certain conditions, those of our manufacturing suppliers. Prior to November 2005, we manufactured wafers incorporating specified product designs that were in production in May 2003 for Skyworks at set prices. Prior to November 2005, for all wafers incorporating product designs that were not in production in May 2003, and beginning in November 2005 for specified wafers incorporating product designs that were in production on that date, we are obligated to charge prices that are equal to the lower of listed contract prices or the best price we provide to any customer for similar technologies and volumes, or, if lower, the price offered by leading foundries for similar technologies and volumes. We review and update the prices offered by leading foundries quarterly. We also agreed to certain probe yield guarantees and pricing adjustments to reflect variation in probe yield. Skyworks did not receive credits for the purchase of wafers under the wafer supply agreement. Skyworks was obligated to purchase a declining minimum number of wafers annually through March 2005. Skyworks' minimum purchase obligation was approximately $30.6 million in 2004 and $6.1 million in the first quarter of 2005. Skyworks actual purchases were $101.3 million and $21.2 million in 2004 and the first quarter of 2005, respectively.

        You may find more detail regarding the wafer supply agreements between us and Conexant and Skyworks under "Certain Relationships and Related Transactions."

        For the years ended December 26, 2003, December 31, 2004, and December 30, 2005 and the three months ended March 31, 2006, revenues from our formation customers accounted for 90.3%, 74.5%, 60.5% and 56.2%, respectively, of our revenues. We expect revenues from these customers to continue to decline as a percent of our total revenues as we continue to add new customers and shift our product from standard complementary metal oxide semiconductor, or CMOS, process technologies to specialty process technologies. We also expect actual revenues from our formation customers to continue to decline over the long term.

  Post-formation Customers

        Using our specialty process technologies, we intend to continue to pursue aggressively business opportunities with new customers in order to continue to grow and diversify our customer base in the wireless and high-speed wireline communications, consumer electronics, automotive and industrial end markets. We define a customer as a person or business from whom we have recognized revenues in the twelve months preceding the date of determination.

        Our sales personnel work closely with current and potential customers to identify opportunities for them to pursue product designs using our processes. Prior to selecting a foundry, a potential customer will evaluate various process technologies for the manufacture of its product. If the customer selects us as its foundry and decides to design a specific product using one of our process technologies, we refer to this customer decision as a "design win." The entire cycle from design win to volume production typically takes eight to 36 months. At any time in this process, the customer may decide to abandon its design effort. If this occurs, we consider the design a "lost design win" and remove it from our design win total. Obtaining a customer or achieving a design win does not necessarily mean that we will realize any production revenues from a customer. Once the design cycle is complete and the customer has ordered 100 wafers based on the design, we reclassify the design as a "design in volume production," and the design is no longer considered a design win.

        Our relationships with our post-formation customers have progressed substantially since our inception and a significant portion of our design win pipeline now consists of designs from post-formation customers. At March 31, 2006, we had 242 design wins, of which 222 were from post-formation customers and approximately 60 are in the final stage prior to volume production. Additionally, at March 31, 2006, we had 216 designs in volume production, 35 of which were from post-formation customers. As our post-formation customers' design wins continue to become designs in volume production, we expect that our revenues from these customers will continue to grow commensurately. For the reasons described above, however, we cannot assure you that our post-formation customers or their current designs will result in significant revenues, that we will retain these customers or that we will continue successfully attracting new customers.

        The following table shows the growth in our revenues from post-formation customers for the periods indicated (unaudited and in millions):

	Year Ended			Three Months Ended
	December 26, 2003	December 31, 2004	December 30, 2005	April 1, 2005	March 31, 2006
Revenues from post-formation customers	$17.9	$56.0	$78.6	$15.5	$24.5
Percent of total revenues	9.7%	25.5%	39.5%	31.4%	43.8%
Revenues from formation customers	$167.3	$163.5	$120.4	$33.8	$31.4
Percent of total revenues	90.3%	74.5%	60.5%	68.6%	56.2%

        We expect that we will generally continue to be reliant upon a small number of large customers for a significant portion of our revenues, particularly our formation customers. We expect revenues from our formation customers to continue to decline as our formation customers primarily utilize our standard process technologies and may transfer those products to other foundries as we continue to transition from standard process technologies to specialty process technologies.

  Migration to Specialty Process Technologies

        The price of wafers manufactured with different process technologies varies significantly depending on the complexity of the manufacturing process associated with the applicable process technology and the price we are able to charge with respect to each step within that process. We typically obtain higher average selling prices per wafer on our specialty process technologies as compared to our standard process technologies, particularly from post-formation customers. These higher prices in part reflect the additional complexity and manufacturing costs associated with specialty process technologies. To a lesser extent, the higher prices reflect the value provided by our specialty process technologies, our expertise in the manufacture of wafers using specialty process technologies and less competition in foundry services for specialty processes as compared to competition in the manufacture of wafers using standard process technologies. Although we do not calculate separate gross margins for standard and specialty process technologies, we believe that, on the whole, our ability to charge higher prices for wafers manufactured using specialty process technologies exceeds the amount of our additional costs associated with using specialty process technologies, such that we generally achieve higher gross margins on our specialty process technology wafers. Accordingly, the percentage of wafers that we produce using our specialty process technologies is one of the factors that affects our revenues and profitability. Our strategy is to continue to increase our revenues derived from wafers manufactured using our specialty process technologies—advanced analog CMOS, radio frequency CMOS, or RF CMOS, high voltage CMOS, bipolar CMOS, or BiCMOS, SiGe BiCMOS, and bipolar CMOS double-diffused metal oxide semiconductor, or BCD, processes—as a percentage of our total revenues to diminish the share of revenues derived from wafers employing digital CMOS and standard analog process technologies, which are our standard process technologies. Most of our post-formation customers design products using our specialty process technologies. We believe that specialty process technologies will comprise a greater percentage of revenues if we are successful in continuing to diversify our customer base. We believe our experience in the specialty process arena, particularly in SiGe BiCMOS process technology, provides us with a competitive advantage in our target markets. Each year since our inception through March 31, 2006, the percentage of our revenues from specialty process technologies has increased, while the percentage of our revenues from standard process technologies has decreased. The following table shows the growth in our revenues from our specialty process technologies and the decline in our revenues from standard process technologies for the periods indicated (unaudited and in millions):

	Year Ended			Three Months Ended
	December 26, 2003	December 31, 2004	December 30, 2005	April 1, 2005	March 31, 2006
Revenues from specialty process technologies	$82.9	$129.3	$124.1	$27.8	$36.3
Percent of total revenues	44.8%	58.9%	62.3%	56.5%	65.0%
Revenues from standard process technologies	$102.3	$90.2	$74.9	$21.5	$19.6
Percent of total revenues	55.2%	41.1%	37.7%	43.5%	35.0%

  Capacity

        We currently have the capacity to commence the fabrication process for up to 17,000 eight-inch wafers per month, depending on process technology mix, in our Newport Beach, California fab. We expect to invest in equipment at our Newport Beach, California fab to support our continued ramp of specialty process technologies. We will also continue to seek opportunities to add capacity outside of this facility through relationships with other foundries to allow us to provide multiple fab sources for high volume production on a cost-effective basis. Consistent with this strategy, we have entered into supply agreements with each of Advanced Semiconductor Manufacturing Corporation, or ASMC, and Shanghai Hua Hong NEC Electronics Co., Ltd., or HHNEC, two of China's leading silicon semiconductor foundries. These agreements are designed to provide us with low-cost, scalable production capacity and multiple location sourcing for our customers. To date, we have not utilized significant capacity from our manufacturing suppliers. While these suppliers have substantially met our requests for wafers to date, if we had a sudden significant increase in demand for their services, it is unlikely that they would be able to satisfy our increased demand in the short term.

        Advanced Semiconductor Manufacturing Corporation, Limited.    In September 2002, we entered into a manufacturing supply agreement with ASMC. This relationship presently provides us with access to additional production capacity for BiCMOS and SiGe BiCMOS wafers. Under this agreement, as amended, ASMC agreed to manufacture wafers for us utilizing our process technologies at set contract prices. We began to utilize volume production capacity at ASMC in the first quarter of 2004. While we are obligated to provide ASMC with rolling forecasts of our projected wafer requirements, we do not have a minimum purchase obligation with ASMC. ASMC has agreed to exercise commercially reasonable efforts to decrease the set contract prices on an annual basis. Either party may, however, request to renegotiate pricing based on changing market conditions. ASMC manufactured approximately 16,260, 9,300 and 4,218 wafers for us in 2004, 2005 and the first quarter of 2006, respectively. The decline in wafers produced by ASMC in 2005 reflected our reduced need for outsourcing due in part to our efforts to maximize utilization of our Newport Beach, California fab and in part to a decline in demand for a design being produced at ASMC's facility.

        Shanghai Hua Hong NEC Electronics Co., Ltd.    In August 2003, we entered into a manufacturing supply agreement with HHNEC, in which we have an approximate 10% ownership interest. This relationship provides us with access to additional production capacity for CMOS, RF CMOS, BiCMOS and SiGe BiCMOS wafers. HHNEC manufactures wafers for us utilizing our process technologies at commercially competitive prices, not to exceed set contract prices through the end of 2006. Either party may, however, request to renegotiate pricing based on changing market conditions. As of January 2006, HHNEC is obligated to manufacture all wafers ordered by us upon advance notice for fixed six-month periods, provided that HHNEC is not obligated to manufacture at a rate that exceeds the average rate of wafers manufactured in the three-month period prior to the commencement of the relevant six-month period. In addition, we are required to purchase a minimum of 50% of the wafers determined by the rate of wafer manufacturing in the three-month period prior to the commencement of the relevant six-month period. HHNEC has also agreed to use its commercially best efforts to provide additional production capacity to us provided we commit to purchase 50% of the additional loading we request. HHNEC has not yet manufactured a significant amount of wafers for us in any time period and consequently does not currently have a significant capacity commitment to us.

  Capacity Utilization

        Operating results, as they relate to our Newport Beach, California fab, are characterized by relatively high fixed costs. Increases and decreases in our utilization of available production capacity at the Newport Beach, California fab result in the allocation of fixed manufacturing costs over a larger or reduced number of wafers, which yields lower or higher per unit costs, respectively. As a result, our capacity utilization in a quarter can significantly affect our gross margin in that and future quarters. For example, if we have low utilization of our available production capacity at our Newport Beach, California fab in a particular quarter, the cost per wafer produced in that quarter will likely increase as compared to the cost per wafer produced in periods of higher utilization. If wafers produced in low utilization periods are not sold until subsequent periods, this may result in a decrease in gross margins for those subsequent periods. If we increase the production capacity of our Newport Beach, California fab through capital expenditures or otherwise, we will experience lower capacity utilization rates in subsequent periods unless we increase production activity by at least a commensurate amount. However, despite such a decline in capacity utilization, gross margin may actually increase because the incremental revenue resulting from the increased production activity may be greater than any increased fixed cost of capacity. Factors affecting capacity utilization include the level of customer orders, the complexity and mix of wafers produced, changes in our available production capacity and disruption in fab operations, including mechanical failures, disruptions in the supply of power, scheduled facility or equipment maintenance and the relocation of equipment for production process adjustments.

        Beginning in 2005, we early adopted Statement of Financial Accounting Standards No. 151, Inventory Costs, or SFAS No. 151. SFAS No. 151 provides that if factory utilization rates fall significantly below historical utilization levels, we are required to recognize the abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) as current-period charges and not capitalize them into our inventory. This has the effect of negatively impacting gross margins in the current period and positively impacting gross margins in future periods. We evaluate our utilization rates for purposes of SFAS No. 151 on a monthly basis and have made adjustments under SFAS No. 151 in three months of 2005, none of which had a significant effect on our quarterly or annual results in 2005.

        Our production capacity is determined by us based on the capacity ratings given by manufacturers of the equipment used in the fab, adjusted for, among other factors, actual output during uninterrupted trial runs, expected down time due to set up for production runs and maintenance, expected product mix and other assumptions made by us. Because these factors include subjective elements, our measurement of factory utilization is unlikely to be comparable to those of our competitors. We use a consistent methodology to determine capacity utilization for all fiscal periods presented in order to allow for analysis of utilization trends.

        We seek to move products to production with our manufacturing suppliers if our Newport Beach, California fab is operating at or near capacity. We normally seek to keep capacity in our Newport Beach, California fab at or near capacity prior to moving products to production with our manufacturing suppliers so that we spread our fixed operating costs over the greatest number of wafers possible. When we are operating at or near capacity in our Newport Beach, California fab, the cost to produce one additional wafer produced in that fab is generally lower than the cost to purchase a wafer from ASMC or HHNEC, even though the average cost over an extended period to purchase a wafer from ASMC or HHNEC is generally lower than the average cost over an extended period to produce a similar wafer at our Newport Beach fab. Other considerations for loading wafers at our manufacturing suppliers' fabs include the particular process technology, customer requirements, our capacity obligations to those suppliers and our assessment of the relative cost between manufacturing locations. Except for contractual minimum volume purchase commitments, if any, we bear no responsibility for under-utilized, fixed costs of our production at ASMC or HHNEC. Costs associated with products delivered by our manufacturing suppliers are therefore variable to us.

  Fab and Manufacturing Yield

        Fab yield is defined as the number of wafers completed that meet certain acceptance criteria, expressed as a percentage of total wafer starts. Manufacturing yield is defined as the number of functioning die on a wafer, expressed as a percentage of total die per wafer. Our ability to achieve and maintain high levels of fab and manufacturing yields is a key requirement for our customers' and our business operations.

        We expense, to cost of revenues, defective inventory caused by fab yield loss or manufacturing yields that are below customer requirements. Recognition of these expenses can cause our gross margins to fluctuate. Future decreases in our fab or manufacturing yields could result in delays in delivering products to our customers and could have a material adverse effect on our ability to attract or retain customers, which would significantly reduce our revenues and decrease our gross margins.

Financial Operations Overview

  Fiscal Year

        We maintain a 52- or 53-week fiscal year ending on the Friday on or preceding December 31. Each of the first three quarters of our fiscal year ends on the last Friday in each of March, June and September. As a result, each fiscal quarter consists of 13 weeks during a 52-week fiscal year. During a 53-week fiscal year, the first three quarters consist of 13 weeks each and the fourth quarter consists of 14 weeks. Fiscal year 2003 consisted of 52 weeks, fiscal year 2004 consisted of 53 weeks, fiscal year 2005 consisted of 52 weeks and fiscal year 2006 will consist of 52 weeks.

  Revenues

        We generate revenues primarily from the manufacture and sale of semiconductor wafers. We also derive a portion of our revenues from the resale of photomasks and engineering services. We record revenues net of estimates of potential product returns, allowances and contractual wafer credits, if applicable.

  Cost of Revenues

        Cost of revenues for wafers manufactured at our Newport Beach, California fab consists primarily of purchased manufacturing materials, including the cost of raw wafers, gases and chemicals, shipping costs, labor and manufacturing-related overhead associated with the engineering services, design and manufacture of products. Our cost of revenues for wafers manufactured by our manufacturing suppliers includes the purchase price and shipping costs that we pay for completed wafers. Cost of revenues also includes the purchase of photomasks and the provision of test services. We expense to cost of revenues defective inventory caused by fab and manufacturing yields as incurred. We also review our inventories for indications of obsolescence or impairment and provide reserves as deemed necessary. Royalty payments we make in connection with certain of our process technologies are also included within the cost of revenues.

  Research and Development

        Research and development costs are expensed as incurred and primarily consist of salaries and wages for process and technology research and development activities, fees incurred in connection with the license of design libraries and the cost of wafers used for research and development purposes. As we recognize revenues in connection with certain engineering services we reclassify research and development expenses associated with obtaining those revenues to cost of revenues.

  Selling, General and Administrative

        Selling, general and administrative expenses consist primarily of salaries and benefits for our selling and administrative personnel, including the human resources, executive, finance and legal departments. Selling, general and administrative expenses also include fees for professional services and other administrative expenses.

  Amortization of Intangibles

        Amortization of intangible expenses includes amortization of intellectual property acquired upon our formation and of technology cross-licenses rights acquired since our formation.

  Stock Compensation Expense

        Stock Appreciation Rights.    At the time of our separation from Conexant, the substantial majority of Conexant's employees working in the Newport Beach, California fab became our employees. In connection with their employment, Conexant had granted some of these employees options to purchase Conexant common stock. The terms of the options generally provided that they would expire within three months following an employee's termination of employment by Conexant. Conexant and we decided to provide employees transferred to us that had held Conexant options with a continuing economic interest in Conexant common stock. Accordingly, we issued stock appreciation rights to these employees that entitle the holders to receive, upon exercise, a cash settlement for the excess, if any, of the fair market value of a share of Conexant common stock over the reference price of the stock appreciation right. On March 12, 2002, we granted 2,979,456 stock appreciation rights with a reference price of $13.05. The number of shares relating to, and the reference price of, the stock appreciation rights is subject to adjustment for, among other things, distributions of securities by Conexant to holders of its common stock. The stock appreciation rights vested at a rate of 25% at the end of each six-month period after the date of grant, such that the stock appreciation rights became fully vested on March 12, 2004. The unexercised stock appreciation rights were initially due to expire on December 31, 2004.

        To offset substantially the economic effect on us of the stock appreciation rights, Conexant granted us a warrant to purchase 2,900,000 shares of its common stock at an exercise price of $13.05 per share that was initially due to expire on January 20, 2005. The warrant is subject to adjustment for, among other things, subsequent distributions of securities by Conexant to holders of its common stock. The warrant is fully vested. Adjustments were made to the stock appreciation rights and the warrant in connection with Conexant's spin-off of its wireless division and subsequent merger with Alpha Industries, Inc. to form Skyworks in June 2002, and Conexant's spin-off of Mindspeed Technologies, Inc. in June 2003. The per share exercise price and the number of shares subject to the warrant granted to us by Conexant were equitably adjusted to take into account the economic effect of each transaction. In connection with these transactions, we also received warrants to purchase Mindspeed common stock and Skyworks common stock that expired on January 20, 2005. Our board of directors has extended the expiration of the term of the stock appreciation rights related to Conexant common stock to December 31, 2006. In connection with this action, Conexant extended expiration of the warrant to purchase Conexant common stock to January 20, 2007.

        Upon a holder's exercise of a stock appreciation right, we exercise a corresponding portion of the applicable warrant and sell the underlying securities received upon exercise such that the transactions are cash neutral to us. The number of stock appreciation rights outstanding has decreased through employee attrition and other forfeits prior to exercise such that we now are able to acquire sufficient shares upon the exercise of warrants to offset fully cash payments we are required to make to holders of stock appreciation rights upon the exercise of such stock appreciation rights.

        For the year ended December 26, 2003, approximately 178,000 and 194,000 stock appreciation rights were exercised for Conexant common stock and Mindspeed common stock, respectively, resulting in payments to employees of approximately $931,000. To offset the effect of the exercised underlying stock appreciation rights, we exercised an equivalent number of warrants to purchase Conexant and Mindspeed common stock and sold the underlying shares of common stock of Conexant and Mindspeed for net proceeds of approximately $931,000. For the year ended December 31, 2004, approximately 369,000 and 843,000 stock appreciation rights were exercised for Conexant common stock and Mindspeed common stock, respectively, resulting in payments to employees of approximately $3,250,000. Concurrently, we exercised an equivalent number of warrants to purchase Conexant and Mindspeed common stock and sold the underlying shares for net proceeds of approximately $3,250,000. As of December 31, 2004, all stock appreciation rights related to the Skyworks common stock expired and were cancelled and all stock appreciation rights related to Mindspeed common stock had been exercised. No stock appreciation rights or warrants for Skyworks common stock were exercised prior to their expiration. For the year ended December 30, 2005 and the three months ended March 31, 2006, no stock appreciation rights were exercised for Conexant common stock and we did not exercise any warrants to purchase Conexant common stock.

        The issued and outstanding warrant and stock appreciation rights as of March 31, 2006 were as follows:

Associated Common Stock	Warrant	Stock Appreciation Rights	Exercise/Reference Price Per Share
Conexant	2,309,604	2,136,915	$3.76

        Upon our separation from Conexant, we recorded an asset equal to the fair value of the Conexant warrant and a liability equal to the fair value of the granted stock appreciation rights on our consolidated balance sheet. In addition, we recorded on our consolidated balance sheet, as part of the purchase price allocation, deferred compensation for the fair value of the stock appreciation rights granted to employees. The stock appreciation right liability was offset by the deferred compensation, resulting in a net amount of zero for the stock appreciation right liability on our consolidated balance sheet as of March 12, 2002 (inception). The deferred compensation was amortized over the vesting period of the stock appreciation rights such that, as portions of the outstanding stock appreciation rights vested, a corresponding portion of the deferred compensation amount was recorded as a stock compensation expense in our consolidated statement of operations as a charge and the net difference between the remaining amount of deferred compensation and the stock appreciation right liability was reflected on the consolidated balance sheet.

        We reflect subsequent adjustments as of each interim and annual reporting date in the fair value of the warrants as a gain or loss on investments in our consolidated statement of operations. We reflect subsequent adjustments to the stock appreciation right liability and deferred compensation due to fluctuations in the fair value of the instruments and due to the amortization of the deferred compensation in compensation expense in our consolidated statement of operations. We amortized deferred compensation on a straight-line basis over the vesting period of the stock appreciation rights, which ended on March 12, 2004. The full amount of the stock appreciation right liability is reflected as a liability on our consolidated balance sheet as of December 30, 2005. During the period from March 12, 2002 until their expiration, changes in the fair value of these instruments affect operating income but do not have a significant effect on net income or net loss. This is because any increase or decrease in stock compensation expense will substantially be offset by a corresponding change in the value of the warrants, which is accounted for as a gain or loss on investments. We do not expect the warrants or stock appreciation rights to have a significant effect on net income or loss for any future period.

        Stock Options.    Through December 30, 2005, we accounted for employee stock options using the intrinsic value method in accordance with Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, or APB No. 25, and related interpretations and had adopted the disclosure only provisions of SFAS No. 123, Accounting for Stock-Based Compensation, or SFAS No. 123. Through December 30, 2005, we also disclosed pro forma net loss and the related pro forma loss per share information that is required by SFAS No. 123 in Note 2 to our consolidated financial statements. This pro forma net loss and related pro forma loss per share information has been determined as if we had accounted for our employee stock options under the minimum value method of computing fair value under SFAS No. 123 and SFAS No. 148, Accounting for Stock Based Compensation Costs Transition and Disclosure, or SFAS No. 148.

        In December 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 123 (revised 2004) Share Based Payment, or SFAS No. 123R, which requires companies to measure and recognize compensation expense for all stock-based payments at fair value. SFAS No. 123R became effective for us beginning December 31, 2005 and eliminates our ability to account for share based compensation using the intrinsic value based method under APB No. 25 for stock options granted on or after December 31, 2005. SFAS No. 123R requires us to recognize in our financial statements equity based compensation expense for stock options granted to employees based on the fair value of the equity instrument on the date of grant for stock options granted on or after December 31, 2005.

        As of December 31, 2005, we adopted SFAS No. 123R using the prospective method. Under the prospective method, beginning December 31, 2005, compensation cost recognized includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of December 30, 2005, based on the intrinsic value in accordance with the provisions of APB No. 25 and (b) compensation cost for all share-based payments granted subsequent to December 30, 2005, based on the fair value on the date of grant estimated in accordance with the provisions of SFAS No. 123R. In accordance with SFAS No. 123R, we will not continue to provide pro forma disclosures of net loss and net loss per share. We are currently evaluating the impact of the provisions of this standard and believe the adoption of SFAS No. 123R did not have a significant effect on our consolidated results of operations and financial position during the three months ended March 31, 2006.

        Under APB No. 25, stock-based compensation expense, which is a non-cash charge, results from stock option grants at exercise prices that, for financial reporting purposes, are deemed to be below the estimated fair value of the underlying common stock on the date of grant, such that we do not recognize compensation expense when we issue stock options to employees unless the exercise price is below the fair market value of the underlying common stock on the date of grant.

        During 2005 and the first quarter of 2006, we granted options to employees to purchase a total of 1,378,085 and 251,842 shares of common stock, respectively, all at an exercise price of $2.50 per share. We did not obtain contemporaneous valuations from an unrelated valuation specialist during this period but did obtain a valuation from an unrelated valuation specialist as of March 31, 2006. We also relied on the compensation committee of our board of directors, the members of which have extensive experience in the semiconductor industry and are non-employee directors, to determine a reasonable estimate of the then current value of our common stock. Given the absence of an active market for our common stock, the compensation committee determined the fair value of our common stock on the date of grant based on several factors, including:

  •
  our historical and forecasted operating results and cash flows;

  •
  the value of our company discussed by us and our underwriters in our previous attempt to complete an initial public offering;

  •
  prior independent valuations of our company and the changes in our business since the date of those valuations;

  •
  that the grants involved illiquid securities in a private company;

  •
  that the options are subject to vesting ratably;

  •
  increases and decreases in our total net revenues and gross margins;

  •
  decreases in net revenues from formation customers and increases in net revenues from post-formation customers;

  •
  the likelihood of achieving a liquidity event for the shares of common stock, such as an initial public offering or sale of our company, given prevailing market conditions at the time of the grants; and

  •
  the market prices of various publicly held semiconductor companies and comparisons to the prices paid for publicly-held companies in merger and acquisition transactions.

        During 2004 and 2003, we issued stock options to employees with exercise prices below the deemed fair market value of our common stock at the date of grant, as subsequently determined by the compensation committee of our board of directors in connection with the preparation of our financial statements relating to our prior attempts to complete a public offering. In accordance with the requirements of APB No. 25, we have recorded deferred stock-based compensation for the difference between the exercise price of the stock option and the deemed fair market value of our stock at date of grant. These stock options were immediately exercisable but provided us with a right to repurchase shares received upon exercise that lapsed over the vesting period of the option, generally four years. The deferred stock-based compensation is amortized to expense on a straight-line basis over the period during which our right to repurchase the stock lapses or the options become vested. During 2003, 2004, and 2005 we recorded deferred stock compensation related to these options in the amounts of $2.4 million, $0.2 million, and $(0.5 million), net of cancellations, respectively, of which $0.1 million $0.7 million, $0.5 and $0.1 million has been amortized to expense during 2003, 2004, 2005 and the first quarter of 2006, respectively.

        At March 31, 2006, the amount of unearned stock-based compensation currently estimated to be expensed in the period 2006 through 2010 related to unvested share-based payment awards granted on or after December 31, 2005 was $0.2 million. The period over which the unearned stock-based compensation is expected to be recognized is approximately 4 years. If there are any modifications or cancellations of the underlying unvested securities, we may be required to accelerate, increase or cancel any remaining unearned stock-based compensation expense. Future stock-based compensation expense and unearned stock-based compensation will increase to the extent that we grant additional equity awards to employees or assumes unvested equity awards in connection with acquisitions.

        We account for stock compensation arrangements with non-employees in accordance, with SFAS No. 123, as amended by SFAS No. 148, and Emerging Issues Task Force, or EITF, No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, using a fair value approach. To date, we have issued a limited number of shares of common stock to non-employees and we have not issued stock options to non-employees.

        Stock-based compensation expense is recognized over the period of expected service by the non-employee. As the service is performed, we are required to update these assumptions and periodically revalue unvested options and make adjustments to the stock-based compensation expense using the new valuation. These adjustments may result in additional or less stock-based compensation expense than originally estimated or recorded, with a corresponding increase or decrease in compensation expense in the statement of operations. Ultimately, the final compensation charge for each option grant to non-employees is unknown until those options have vested or services have been completed or the performance of services is completed.

        The issuance of equity instruments to non-employees did not have a material impact on our consolidated financial statements for 2003. The issuance of equity securities in 2004 to non-employees resulted in compensation expense of $53,000, $39,000 and zero in 2004, 2005 and the first quarter of 2006, respectively.

  Deferred Tax Assets

        We determine deferred tax assets and liabilities at the balance sheet date based upon the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. We then assess the likelihood that our deferred tax assets will be recovered from future taxable income and unless we believe that recovery is more likely than not, we establish a valuation allowance to reduce the deferred tax assets to the amounts expected to be realized. We periodically review the adequacy of the valuation allowance and recognize these benefits if a reassessment indicates that it is more likely than not that these benefits will be realized. In addition, we evaluate our tax contingencies and recognize a liability when we believe that it is probable that a liability exists.

        Our formation and contribution of assets by Conexant and concurrent investment by Carlyle was accounted for as a purchase in accordance with the provisions of SFAS No. 141 Business Combinations, or SFAS No. 141. For tax purposes, our formation was effected as a transaction under Section 351 of the Internal Revenue Code that was not subject to federal income tax under Section 351 of the Internal Revenue Code. We received the tax bases of the assets contributed to us, which exceeded the book bases of those assets at our formation. Based on this difference, we established net deferred tax assets of $58.2 million. Due to uncertainty as to our ability to realize the deferred tax assets, we recorded a full valuation allowance. In addition, under SFAS No. 141, the value of the contributed assets and investment in connection with our formation was allocated to the tangible and intangible assets based upon their relative fair values as of the date of our formation. As a result, $3.9 million was allocated to non-current intangible assets, which were amortized on a straight-line basis over 3 to 10 years, reducing these assets to $2.9 million and $2.2 million at December 26, 2003 and December 31, 2004, respectively.

        As a result of our net losses from inception through 2004, the net deferred tax assets and valuation allowance increased to $65.0 million at December 31, 2004. We continued to conclude that a full valuation allowance against the net deferred tax assets was appropriate as a result of our cumulative losses. Despite a $1.9 million net loss before tax for book purposes in 2004, we recognized taxable income for that year of $9.0 million. The difference between book loss and tax income resulted from timing differences between the recognition and measurement of revenues and expense for book purposes and tax purposes. We accordingly reduced both our deferred tax assets and the associated valuation allowance related to the contributed assets in an amount sufficient to offset the 2004 tax liability. SFAS No. 109, Accounting for Income Taxes, or SFAS No. 109, requires the benefit of this reduction to be applied first to reduce goodwill and then to reduce non-current intangible assets before the benefit can be applied to reduce income tax expense. As a result, we reduced the remaining $2.2 million non-current intangibles to zero, and applied the balance of the benefit to offset the current tax expense, resulting in a tax provision of approximately $2.3 million in 2004.

        At December 30, 2005 and March 31, 2006, our net losses had increased net deferred tax assets to $69.4 million and $69.6 million, respectively, and we continued to apply a full valuation allowance at each of these dates. If or when recognized, the tax benefits resulting from the reversal of this valuation allowance will be accounted for as a $69.2 million reduction of income tax expense and $0.4 million increase in stockholders' equity. The increase to stockholders' equity primarily relates to tax deductions from employee stock options and unfunded pension liability included in other comprehensive income pursuant to SFAS No. 87, Employers Accounting for Pensions.

        For income tax purposes, the utilization of our net operating losses and deferred tax assets may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code. This limitation may occur upon the consummation of this offering or as a result of change in ownership in us following this offering. Additional limitations on the use of these tax attributes could occur in the event of possible disputes arising in examinations from various taxing authorities.

        For additional information regarding our deferred tax assets and determination of taxes payable, see "Critical Accounting Policies—Accounting for Income Taxes" below.

  Results of Operations

        The following table presents our historical operating results for the periods indicated as a percentage of revenues:

	Year Ended			Three Months Ended
	December 26, 2003	December 31, 2004	December 30, 2005	April 1, 2005	March 31, 2006
				(unaudited)
Revenues:
Standard process technologies	55.2%	41.1%	37.6%	43.5%	35.0%
Specialty process technologies	44.8	58.9	62.4	56.5	65.0

Total revenues	100.0	100.0	100.0	100.0	100.0
Cost of revenues	86.8	80.0	87.6	92.1	86.5

Gross profit	13.2	20.0	12.4	7.9	13.5
Operating expenses:
Research and development	12.3	8.5	9.9	10.7	8.9
Selling, general and administrative	8.9	9.8	7.5	7.1	7.2
Amortization of intangible assets	0.4	0.4	0.4	0.2	0.4
Impairment of intangible assets	—	—	0.8	3.3	—
Loss on disposal of equipment	0.4	—	—	—	—

Total operating expenses	22.0	18.7	18.7	21.3	16.5

Operating income (loss)	(8.8)	1.3	(6.3)	(13.4)	(3.0)
Interest income	0.3	0.4	0.7	0.7	0.3
Gain (loss) on investments	5.2	(2.6)	(0.3)	(1.6)	1.5
Other income	0.0	0.0	0.1	0.1	—

Loss before income taxes	(3.3)	(0.9)	(5.7)	14.2	(1.2)
Income tax provision	0.0	1.1	0.0	—	0.1

Net loss	(3.3)%	(2.0)%	(5.7)%	(14.2)%	(1.3)%

  Three Months Ended March 31, 2006 Compared with Three Months Ended April 1, 2005

        Revenues.    Revenues increased 13.4% to $55.9 million in the first quarter of 2006, from $49.3 million in the first quarter of 2005. The $6.6 million increase in revenues in the first quarter of 2006 as compared to the first quarter of 2005 primarily resulted from a $9.0 million increase in revenues from our post-formation customers, offset by a $2.5 million decrease in revenues from our formation customers. The increase in revenues from our post-formation customers primarily resulted from a 113.3% increase in wafer volume as manufacturing of designs in volume production increased and new designs entered volume production, offset by a 21.8% decline in average wafer selling price. Revenues in the first quarter of 2005 included a $0.6 million credit resulting from the reversal of a sales return reserve charged in the prior year. Approximately 4.4 percentage points of the decline in average wafer selling price in the first quarter of 2006, as compared to the first quarter of 2005, related to this reversal. The balance of the decline in average wafer selling price was comprised of 7.1 percentage points as we sought to induce a significant new customer to use our services, 5.2 percentage points as a result of a shift in mix to a higher percentage of wafers manufactured using less complex process which are sold at lower prices, and 5.1 percentage points resulting from changes in general market conditions. The increase in revenues from post-formation customers also included a $1.8 million increase in non-wafer revenues, primarily related to fees billed for engineering services in support of preparing design wins for volume production and qualifying a customer's specialty process to enable volume production using that process at our Newport Beach, California fab.

        The decrease in revenues from our formation customers was primarily due to a 10.7% decline in wafer volume from these customers, partially offset by a 3.3% increase in average wafer selling price, as a result of a shift in mix to a higher percentage of wafers manufactured using specialty process technology sold to these customers. Revenues from Skyworks declined $6.2 million, primarily due to a decline in orders for a specialty process product nearing the end of its life cycle as Skyworks transitioned to a newer product generation that also uses our specialty process technology but that had not reached similar production levels, and to a lesser extent to Skyworks' transition of certain standard process products to smaller geometries not offered by us.

        As a result of the increase in revenues from post-formation customers and the decline in revenues from formation customers, revenues from post-formation customers grew to 43.8% of total revenues in the first quarter of 2006 compared to 31.4% of total revenues in the first quarter of 2005.

        Specialty process revenues in the first quarter of 2006 increased by $8.5 million, or 30.4%, compared to the first quarter of 2005, while standard process revenues in the first quarter of 2006 decreased by $1.9 million, or 8.9%, compared to first quarter of 2005, such that specialty process revenues in the first quarter of 2006 comprised 65.0% of total revenues, up from 56.5% of total revenues in the first quarter of 2005.

        Gross Profit.    Gross profit as a percentage of revenues, or gross margin, increased to 13.5% in the first quarter of 2006 from 7.9% in the first quarter of 2005. Stock compensation expense allocable to cost of revenues, which resulted primarily from the change in value of stock appreciation rights previously granted to employees, reduced gross margin by 0.6 percentage points in the first quarter of 2006 and had no effect on gross margin in the first quarter of 2005. The aggregate increase in gross margin was primarily attributable to:

  •
  an increase in production activity at our Newport Beach, California fab, resulting in an increase in capacity utilization to 96.9% in the first quarter of 2006 compared to 83.6% in the first quarter of 2005 and the allocation of fixed manufacturing costs over a larger number of wafers produced. Our increase in production activity was primarily due to an increase in wafer sales volume to our post-formation customers, partially offset by a decrease in wafer sales volume to formation customers; and

  •
  an approximate 3.0% increase in the average selling price of wafers, as the effect of the decrease in average wafer selling prices to post-formation customers was more than offset by the effect of the increase in average wafer selling prices to formation customers.

        Research and Development.    Research and development expenses decreased to $5.0 million, or 8.9% of revenues in the first quarter of 2006 from $5.3 million, or 10.7% of revenues, in the first quarter of 2005. The net decrease of $0.3 million was the result of:

  •
  a $0.4 million decrease attributable to adjusting outstanding stock appreciation rights to fair value, resulting in a $0.1 million stock compensation expense allocable to research and development in the first quarter of 2006 as compared to a $0.3 million stock compensation income in the first quarter of 2005;

  •
  a $0.6 million decrease due to research and development expenditures being allocated to cost of revenue upon the recognition of revenue in connection with additional engineering services; and

  •
  an increase of $0.7 million relating to the achievement of process qualification milestones under our agreements with PolarFab.

        Under our agreements with Polar Fab, we may make a series of performance based payments of up to $5.0 million to Polar Fab. Because we do not anticipate that all of the performance milestones will be achieved, we currently expect to make only $2.6 million of these payments, substantially all of which are expected to be expensed in 2006.

        Selling, General and Administrative.    Selling, general and administrative expenses increased to $4.0 million, or 7.2% of revenues in the first quarter of 2006, from $3.5 million, or 7.1% of revenues in the first quarter of 2005. The $0.5 million increase in selling, general and administrative expenses primarily resulted from an increase in stock compensation expense allocable to selling, general and administrative, resulting from the adjustment of outstanding stock appreciation rights to fair value. This resulted in a $0.4 million expense in the first quarter of 2006 compared to $0.3 million of stock compensation income in the first quarter of 2005. This increase in stock compensation expense was partially offset by lower insurance premiums and bad debt expenses in the first quarter of 2006 as compared to the first quarter of 2005. We expect our selling, general and administrative expense to increase in the future due to the additional costs required of a public company.

        Impairment of Intangible Assets.    In the first quarter of 2005, we agreed to reimburse HHNEC for up to approximately $1.6 million incurred by it to license intellectual property associated with a potential customer engagement. These costs were originally determined to have future value and were capitalized. In the first quarter of 2005, the customer did not place an order and this asset was determined not to have future value and therefore was fully expensed. There was no corresponding charge in the first quarter of 2006.

        Gain (Loss) on Investments.    Gain on investments was $0.9 million in the first quarter of 2006 compared to a loss of $0.8 million in the first quarter of 2005. The gain in the first quarter of 2006 and loss in the first quarter of 2005 resulted from adjusting our carrying value of Conexant warrants to the fair value. The changes in value of these investments largely offset related compensation expense and compensation income for stock appreciation rights related to the common stock of Conexant that had been granted to employees who were transferred to us upon our formation. Taken together, the stock compensation expense (income) and the gain (loss) on investments have not had a significant effect on our net loss and we do not expect that they will have a significant effect on our net income or loss in the future.

        Income Tax Provision.    The income tax provision increased to $33,000 in the first quarter of 2006, from $8,000 in the first quarter of 2005. The income tax provision for the first quarter of 2006 relates primarily to minimum state taxes and foreign taxes. The income tax provision for the first quarter of 2005 relates primarily to minimum state taxes.

  Year Ended December 30, 2005 Compared with Year Ended December 31, 2004

        Revenues.    Revenues decreased $20.5 million or 9.3% to $199.0 million in 2005, from $219.5 million in 2004. The decrease in revenues resulted from a $43.0 million decrease in revenues from our formation customers, $32.7 million of which related to declines in orders from Skyworks. The decrease in revenues from our formation customers was primarily due to a 20.3% decline in wafer volume from these customers. The decline in wafer volume for Skyworks was primarily due to a decline in orders for a specialty process product nearing the end of its life cycle as Skyworks transitioned to a newer generation product that also uses our specialty process technologies but that had not reached similar production levels. To a lesser extent, the decline in wafer volume for Skyworks was due to its transition of certain standard process products to smaller geometries not offered by us. The decrease in revenues from our formation customers was also impacted by an 8.0% decline in average wafer selling price to these customers, primarily as a result of industry-wide pricing declines in standard process wafers and a reduction in the percentage of wafers for which we provided probe services. Specialty process revenues in 2005 decreased by $5.2 million, or 4.0%, as compared to 2004 while standard process revenues in 2005 decreased by $15.3 million, or 16.9% as compared to 2004. Our revenues in 2005 were also adversely effected compared to 2004 as a result of a 52-week fiscal year in 2005 compared to a 53-week fiscal year in 2004.

        The $43.0 million decrease in revenues from formation customers was partially offset by a $22.5 million increase in revenues from our post-formation customers, which primarily utilize specialty process technologies. The increase in revenues from post-formation customers resulted from a $14.4 million increase in wafer revenues in 2005 compared to 2004, driven by an increase in wafer sales volume to these customers of 32.6% as manufacturing volumes of designs in volume production increased and new designs entered volume production, and an increase in average wafer selling price to these customers of 1.7%, primarily resulting from a favorable shift in mix to higher priced wafers. The increase in revenues from post-formation customers also included an $8.1 million increase in non-wafer revenues primarily related to engineering services in support of preparing design wins for volume production and qualifying a customer's specialty process to enable volume production using that process at our Newport Beach, California fab. In 2005, revenues from one post-formation customer decreased by $13.3 million, and revenues from another post-formation customer increased by $13.2 million, reflecting the significant fluctuation in revenues we may receive from any particular customer from period to period based on the success of their products.

        As a result of the increase in revenues from post-formation customers and the decline in revenues from formation customers, revenues from post-formation customers grew to 39.5% of total revenues in 2005 compared to 25.5% of total revenues in 2004. For 2005, specialty process revenues comprised 62.4% of total revenues, up from 58.9% in 2004.

        Gross Profit.    Gross margin, decreased to 12.4% in 2005 compared to 20.1% in 2004. Stock compensation expense allocable to cost of revenues, which resulted primarily from the change in value of stock appreciation rights previously granted to employees, reduced gross margin in 2005 by 0.1 percentage points and increased gross margin in 2004 by 0.2 percentage points. While we made adjustments under SFAS No. 151 in three months during 2005, these adjustments did not have a significant effect on our gross profit in 2005. The aggregate decrease in gross margin was primarily attributable to:

  •
  a decrease in production activity at our Newport Beach, California fab, resulting in a decrease in capacity utilization to 86.2% in 2005 from 91.0% in 2004 and the allocation of fixed manufacturing costs over a smaller number of wafers produced. Our decrease in production activity was due to a reduction in wafer sales volume to formation customers, partially offset by an increase in wafer sales volume to post-formation customers; and

  •
  an approximate 2.0% decrease in the average selling price of wafers, as the effect of the decrease in average wafer selling prices to formation customers was partially offset by the effect of the increase in average wafer selling prices to post-formation customers.

        Research and Development.    Research and development expenses increased to $19.7 million, or 9.9% of revenues, in 2005, from $18.7 million, or 8.5% of revenues, in 2004. The $1.0 million increase in research and development expense was primarily attributable to adjusting outstanding stock appreciation rights to fair value, resulting in a $1.6 million decrease in stock compensation income allocable to research and development to $0.2 million in 2005 from $1.8 million in 2004, partially offset by a $0.6 million decrease in other research and development expenditures, as these costs were allocated to cost of revenue upon the recognition of revenue in connection with providing engineering services.

        Selling, General and Administrative.    Selling, general and administrative expenses decreased to $15.0 million, or 7.5% of revenues, in 2005, from $21.6 million, or 9.8% of revenues, in 2004. The $6.6 million decrease in selling, general and administrative expenses primarily resulted from:

  •
  a decrease in costs expensed relating to our prior attempted public offering of $2.8 million in 2005 compared to 2004;

  •
  the absence in 2005 of $3.8 million in fees paid to obtain general releases in connection with technology cross-licenses from a third party and to settle a claim for a finder's fee in connection with our formation; and

  •
  a decrease in bad debt expenses of $1.2 million in 2005 compared to 2004;

partially offset by a $1.4 million decrease in stock compensation income allocable to selling, general and administrative, resulting from the adjustment of outstanding stock appreciation rights to fair value, to $0.1 million in 2005 from $1.5 million in 2004.

        Impairment of Intangible Assets.    We agreed to reimburse HHNEC for up to approximately $1.6 million incurred by it to license intellectual property associated with a potential customer engagement. These costs were originally determined to have future value and were capitalized during 2005. Subsequently, the customer did not place an order, this asset was determined not to have future value and we fully expensed the $1.6 million in 2005.

        Gain (Loss) on Investments.    Loss on investments was $0.6 million in 2005 compared to $5.8 million in 2004. The losses related to adjusting our carrying value of Conexant warrants to the fair value for the 2005 period and the carrying value of Conexant, Skyworks and Mindspeed warrants to the fair value for the 2004 period. The changes in value of these investments largely offset compensation expense for stock appreciation rights related to the common stock of Conexant, Skyworks and Mindspeed that had been granted to employees that were transferred to us upon our formation.

        Income Tax Provision.    The income tax provision decreased to $46,000 in 2005 from $2.3 million in 2004. The 2005 income tax provision relates primarily to minimum state taxes. Despite our $1.9 million net loss before tax for book purposes in 2004, we had taxable income for that year as a result of the differences in timing between the recognition of income and expense for tax and book purposes. For further discussion regarding the provision for income taxes for 2004, see "Financial Operations Overview—Deferred Tax Assets."

  Year Ended December 31, 2004 Compared with Year Ended December 26, 2003

        Revenues.    Revenues increased 18.5% to $219.5 million in 2004 compared to $185.2 million in 2003. The $34.3 million increase was attributable to a $38.1 million increase in revenues from post-formation customers as design wins for these customers moved into volume production, offset in part by a decline of $3.7 million from our formation customers. As a result, revenues from post-formation customers grew to 25.5% of total revenues as compared to 9.7% of total revenues in 2003. Specialty process revenues increased by $46.4 million, reaching 58.9% of revenues in 2004, compared to 44.8% of revenues in 2003, partially offset by a $12.0 million decrease in standard process revenues. The increase in specialty process revenues primarily resulted from an increase in wafer sales volume to post-formation customers, which primarily utilize specialty process technologies. Standard process revenues declined primarily due to lower wafer sales volume to our formation customers. Overall we experienced a 13.6% increase in wafer sales volume and an increase in average wafer selling price in 2004 compared to 2003.

        Gross Profit.    Gross margin increased to 20.1% in 2004, compared to 13.2% in 2003. The 6.9 percentage point increase in gross margin was primarily attributable to:

  •
  the overall increase in average wafer selling price, resulting primarily from the greater percentage of revenues from post-formation customers; and

  •
  an increase in production activity at our Newport Beach, California fab, resulting in the allocation of fixed manufacturing costs over a larger number of wafers produced and lower per unit costs. This occurred despite a decrease in capacity utilization to 91.0% in 2004 as compared to 95.3% in 2003 because the incremental revenue that resulted from the increased production activity was greater than the incremental costs related to the increase in our available production capacity.

        To a lesser extent, gross margin was positively impacted by revenues from wafers manufactured under contract in China as our manufacturing suppliers began producing wafers in 2004. These wafers provided higher average margins than the average margins for wafers produced at our Newport Beach, California fab during 2004.

        Gross margins were also affected by stock compensation expense and income, resulting primarily from the change in value of stock appreciation rights previously granted to employees. This stock compensation increased gross margin by 0.2 percentage points in 2004 and reduced gross margin by 1.3 percentage points in 2003.

        Research and Development.    Research and development expenses decreased to $18.7 million, or 8.5% of revenues, in 2004, from $22.8 million, or 12.3% of revenues, in 2003. The decrease in research and development expense was principally attributable to:

  •
  stock compensation income of $1.8 million allocable to research and development in 2004 as we adjusted outstanding stock appreciation rights to fair value, as compared to stock compensation expense of $4.2 million in 2003; and

  •
  a $0.9 million decrease in equipment rental costs;

offset in part by an increase of $2.5 million for research and development personnel and increased spending of $0.6 million for specialized design software license fees, primarily related to the development of new process technologies and the efforts necessary to convert an increased number of design wins to volume production.

        Selling, General and Administrative.    Selling, general and administrative expenses increased to $21.6 million, or 9.8% of revenues, in 2004, from $16.4 million, or 8.9% of revenues, in 2003. The $5.2 million increase primarily resulted from:

  •
  approximately $2.8 million of costs related to activities undertaken in 2004 in connection with a prior attempted public offering that were expensed in 2004;

  •
  approximately $2.5 million of expenses paid in connection with general releases related to technology cross-licenses from a third party;

  •
  payment of $1.3 million in settlement of a claim for a finder's fee in connection with our formation;

  •
  an increase of $1.8 million in fees for outside services including audit and legal services and professional services related to potential transactions with manufacturing suppliers;

  •
  an increase in bad debt expense of $0.3 million in 2004 compared to 2003; and

  •
  $0.8 million of increased payroll costs due to annual bonus payouts and an increase in personnel.

        The foregoing expenses were offset in part by stock compensation income allocable to selling, general and administrative expense which increased by $4.7 million to $1.5 million in 2004 from $3.2 million in 2003, as a result of an adjustment of outstanding stock appreciation rights to fair value.

        Gain (Loss) on Investments.    During 2004 we recorded a loss on investments of $5.8 million compared with a gain of $9.7 million in 2003. The loss and gain were related to adjusting our carrying value of Conexant, Skyworks and Mindspeed warrants to fair value. The changes in value of these investments largely offset compensation expense for stock appreciation rights related to the common stock of Conexant, Skyworks and Mindspeed that had been granted to employees that were transferred to us upon our formation.

        Income Tax Provision.    The income tax provision increased to $2.3 million in 2004 from $12,000 in 2003. Despite our $1.9 million net loss before tax for book purposes in 2004, we had taxable income for that year as a result of the differences in timing between the recognition of income and expense for tax and book purposes. For a further discussion regarding the provision for income taxes for 2004, see "Financial Operations Overview—Deferred Tax Assets." The 2003 income tax provision relates primarily to minimum state taxes.

  Quarterly Results of Operations

        The following table presents our unaudited quarterly results of operations for the nine quarters ended March 31, 2006. You should read the following table in conjunction with the consolidated financial statements and related notes contained elsewhere in this prospectus. We have prepared the unaudited information on the same basis as our audited consolidated financial statements. This table includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. Operating results for any quarter are not necessarily indicative of results for any future quarters or for a full year.

	Three Months Ended
	March 26, 2004	June 25, 2004	Sept. 24, 2004	Dec. 31, 2004	April 1, 2005	July 1, 2005	Sept. 30, 2005	Dec. 30, 2005	March 31, 2006
	(unaudited and in thousands, except per share data)
Consolidated Statement of Operations Data
Revenues:(1)
Standard process technologies	$24,638	$20,320	$24,682	$20,592	$21,463	$19,420	$16,267	$17,801	$19,559
Specialty process technologies	30,490	33,598	37,402	27,813	27,841	28,687	30,042	37,509	36,301

Total revenues	55,128	53,918	62,084	48,405	49,304	48,107	46,309	55,310	55,860
Cost of revenues(2)(3)	44,650	45,138	44,436	41,122	45,417	41,592	43,429	43,856	48,334

Gross profit	10,478	8,780	17,648	7,283	3,887	6,515	2,880	11,454	7,526
Operating expenses:
Research and development(2)(3)	6,212	3,037	4,010	5,432	5,299	5,062	4,658	4,688	4,984
Selling, general and administrative(2)(3)	5,430	1,943	9,255	4,945	3,501	3,175	4,266	4,014	4,030
Amortization of intangible assets	172	173	262	262	97	246	247	246	246
Impairment of intangible assets	—	—	—	—	1,642	—	—	—	—

Total operating expenses	11,814	5,153	13,527	10,639	10,539	8,483	9,171	8,948	9,260

Operating income (loss)	(1,336)	3,627	4,121	(3,356)	(6,652)	(1,968)	(6,291)	2,506	(1,734)
Interest income	158	157	225	246	362	321	318	314	164
Gain (loss) on investments(3)	2,105	(5,304)	(3,619)	1,034	(793)	55	(52)	207	863
Other income (expenses)	—	(7)	21	4	27	50	127	2	14

Income (loss) before income taxes	927	(1,527)	748	(2,072)	(7,056)	(1,542)	(5,898)	3,029	(693)
Income tax provision (benefit)	(1,134)	1,866	(914)	2,530	8	8	3	27	33

Net income (loss)	2,061	(3,393)	1,662	(4,602)	(7,064)	(1,550)	(5,901)	3,002	(726)
Preferred stock dividends	(3,212)	(3,212)	(3,192)	(3,458)	(3,552)	(3,553)	(3,552)	(3,553)	(3,908)

Net loss attributable to common stockholders	$(1,151)	$(6,605)	$(1,530)	$(8,060)	$(10,616)	$(5,103)	$(9,453)	$(551)	$(4,634)

Net loss per common share, basic and diluted	$(0.99)	$(3.65)	$(0.64)	$(3.03)	$(3.71)	$(1.52)	$(2.57)	$(0.15)	$(1.20)

Weighted average shares used to compute net loss per common share, basic and diluted	1,168	1,810	2,401	2,663	2,860	3,355	3,676	3,719	3,855

Pro forma net income (loss) per common share, basic(4)	$0.02	$(0.03)	$0.01	$(0.04)	$(0.06)	$(0.01)	$(0.05)	$0.03	$(0.01)
Pro forma net income (loss) per common share, diluted(4)	$0.02	$(0.03)	$0.01	$(0.04)	$(0.06)	$(0.01)	$(0.05)	$0.02	$(0.01)

Weighted average shares used to compute pro forma net income (loss) per common share
Basic	114,240	114,882	115,444	115,645	115,842	116,337	116,658	116,701	116,837

Diluted	119,570	114,882	122,054	115,645	115,842	116,337	116,658	120,775	116,837

(1)
The following table shows our revenues from formation customers and post-formation customers (in thousands):

	Three Months Ended
	March 26, 2004	June 25, 2004	Sept. 24, 2004	Dec. 31, 2004	April 1, 2005	July 1, 2005	Sept. 30, 2005	Dec. 30, 2005	March 31, 2006
	(unaudited)
Revenues:
Formation customers	$42,489	$39,366	$43,445	$38,197	$33,836	$30,104	$26,629	$29,886	$31,373
Post-formation customers	12,639	14,552	18,639	10,208	15,468	18,003	19,680	25,424	24,487

Total revenues	$55,128	$53,918	$62,084	$48,405	$49,304	$48,107	$46,309	$55,310	$55,860

The following table shows our revenues from related parties and non-related parties (in thousands):

	Three Months Ended
	March 26, 2004	June 25, 2004	Sept. 24, 2004	Dec. 31, 2004	April 1, 2005	July 1, 2005	Sept. 30, 2005	Dec. 30, 2005	March 31, 2006
	(unaudited)
Revenues:
Related parties	$16,906	$15,233	$22,126	$12,569	$14,069	$16,775	$14,567	$15,410	$19,535
Non-related parties	38,222	38,685	39,958	35,836	35,235	31,332	31,742	39,900	36,325

Total revenues	$55,128	$53,918	$62,084	$48,405	$49,304	$48,107	$46,309	$55,310	$55,860

(2)
Amounts include stock compensation expense (income) as follows (in thousands):

	Three Months Ended
	March 26, 2004	June 25, 2004	Sept. 24, 2004	Dec. 31, 2004	April 1, 2005	July 1, 2005	Sept. 30, 2005	Dec. 30, 2005	March 31, 2006
	(unaudited)
Cost of revenues	$712	$(935)	$(490)	$191	$(34)	$69	$18	$111	$351
Research and development	1,314	(2,147)	(1,535)	532	(291)	53	16	53	140
Selling, general and administrative	1,334	(1,974)	(1,279)	450	(285)	100	13	118	403

Total	$3,360	$(5,056)	$(3,304)	$1,173	$(610)	$222	$47	$282	$894

(3)
For a discussion of stock compensation expense and gain (loss) on investments, and their relationship to one another, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Operations Overview" and "—Critical Accounting Policies."

(4)
Pro forma net income (loss) per common share gives effect to the conversion of our recapitalized convertible preferred stock into class B common stock and the recapitalization of our class A common stock and class B common stock into common stock on a share for share basis, immediately prior to the completion of this offering, as if the conversion and recapitalization had occurred on the date of issuance.

        The following table presents our operating results, for the periods indicated as a percentage of total revenues.

	Three Months Ended
	March 26, 2004	June 25, 2004	Sept. 24, 2004	Dec. 31, 2004	April 1, 2005	July 1, 2005	Sept. 30, 2005	Dec. 30, 2005	March 31, 2006
	(unaudited)
Consolidated Statement of Operations Data
Revenues:
Standard process technologies	44.7%	37.7%	39.8%	42.5%	43.5%	40.4%	35.1%	32.2%	35.0%
Specialty process technologies	55.3	62.3	60.2	57.5	56.5	59.6	64.9	67.8	65.0
Total revenues	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Cost of revenues	81.0	83.7	71.6	85.0	92.1	86.5	93.8	79.3	86.5
Gross profit	19.0	16.3	28.4	15.0	7.9	13.5	6.2	20.7	13.5
Operating expenses:
Research and development	11.3	5.6	6.5	11.2	10.7	10.5	10.1	8.5	8.9
Selling, general and administrative	9.8	3.6	14.9	10.2	7.1	6.6	9.2	7.3	7.2
Amortization of intangible assets	0.3	0.3	0.4	0.5	0.2	0.5	0.5	0.4	0.4
Impairment of intangible assets	—	—	—	—	3.3	—	—	—	—
Total operating expenses	21.4	9.5	21.8	21.9	21.3	17.6	19.8	16.2	16.5
Operating income (loss)	(2.4)	6.8	6.6	(6.9)	(13.4)	(4.1)	(13.6)	4.5	(3.0)
Interest income	0.3	0.3	0.4	0.5	0.7	0.7	0.7	0.6	0.3
Gain (loss) on investments	3.8	(9.8)	(5.8)	2.1	(1.6)	0.1	(0.1)	0.4	1.5
Other income (expenses)	—	—	—	—	0.1	0.1	0.3	—	—
Income (loss) before income taxes	1.7	(2.7)	1.2	(4.3)	(14.2)	(3.2)	(12.7)	5.5	(1.2)
Income tax provision (benefit)	(2.1)	3.5	(1.5)	5.2	—	—	—	—	0.1
Net income (loss)	3.8%	(6.2)%	2.7%	(9.5)%	(14.2)%	(3.2)%	(12.7)%	5.5%	(1.3)%

        Revenues.    Our revenues over the nine quarters ended March 31, 2006 have fluctuated significantly on a quarter by quarter basis. This variation in quarterly revenues reflects fluctuating demand for our services from formation customers, which accounted for an average of approximately 67% of our total revenues during these nine quarters, and to a lesser extent, changes in demand from our post-formation customers, who primarily utilize our specialty process technologies. We expect that our revenues will continue to fluctuate significantly from quarter to quarter due to changes in customers' inventory levels of electronics systems and semiconductors, changes in end-user demand for our customers' products, product obsolescence and new product development cycles. During the nine quarters ended March 31, 2006, revenues from post-formation customers grew 94% from $12.6 million, or 22.9% of total revenues, in the first quarter of 2004 to $24.5 million or 44.0% of total revenues in the first quarter of 2006. At March 31, 2006, we had over 35 designs in volume production for post-formation customers. The majority of our revenues from post-formation customers are derived from specialty process technologies, and as a consequence, the percentage of specialty process revenues grew from 55.3% of total revenues in the first quarter of 2004 to 65.0% of total revenues in the fourth quarter of 2005.

        While our aggregate revenues have fluctuated from quarter to quarter, our revenues derived from our standard process technologies have generally declined over the last nine quarters as we continue to transition from standard process technologies and as customers using our standard process technologies, particularly our formation customers, migrate their products to specialty process technologies or more advanced standard process technologies that we do not provide. The volatility in revenues from our specialty process technologies has also been a significant contributor to the volatility in our total revenues.

        Gross Margin.    The primary drivers of our gross margin during the nine quarters ended March 31, 2006 were utilization of available production capacity at our Newport Beach, California fab, the mix of formation and post-formation customer revenues and the relative mix of revenues from standard processes and specialty processes. Manufacturing costs at our Newport Beach, California fab are relatively fixed, and as a result, fluctuations in production activity significantly affect our cost per wafer. The sequential declines in gross margins in the fourth quarter of 2004 and the first and third quarters of 2005 were primarily caused by reduced production activity arising from significantly decreased demand from our formation customers, which resulted in low capacity utilization rates of approximately 70%, 84% and 71%, respectively. Our gross margin for the second quarter of 2004 was adversely affected by a material provision for a concession to Skyworks and an accrual of property tax liability arising out of a dispute with the Orange County, California tax assessor. Our gross margin in the third and fourth quarters of 2005 was positively impacted by a settlement with the Orange County, California tax assessor.

        Operating Expenses.    Our operating expenses, measured as a percentage of revenues, have fluctuated substantially on a quarterly basis. Much of the fluctuation is due to the impact of compensation expense related to stock appreciation rights that were granted to employees who were transferred to us from Conexant at the time of our formation. The stock appreciation rights were tied to the performance of Conexant stock at the time of our formation and separately to Skyworks and Mindspeed stock when they were spun-off from Conexant. The compensation expense related to these stock appreciation rights is generally offset by gains or losses on warrants issued to us by Conexant, Skyworks and Mindspeed, which is included under gain (loss) on investments so that net income (loss) is generally unaffected by the stock appreciation rights.

        Over the nine-quarter period, research and development expense, exclusive of stock based compensation, has fluctuated in a relatively narrow range. Selling, general and administrative expenses increased in the third quarter of 2004 primarily as a result of expensing capitalized costs related to a prior attempted public offering, accrual of costs related to licensing technology and settlement of a claim for a finder's fee related to our formation. Selling, general and administrative expenses also increased in the third quarter of 2005 primarily as a result of a write-off of additional capitalized costs related to another attempted public offering. Excluding these items and stock compensation expense, selling, general and administrative expenses have also fluctuated in a relatively narrow range.

        Overall, our operating results have historically fluctuated significantly and we expect our future operating results to continue to fluctuate. We believe that period-to-period comparisons of our revenues and operating results are not necessarily meaningful measures of operating performance and should not be relied upon as indications of future performance. See "Risk Factors—Risks Related to Our Business and Industry—We expect our operating results to fluctuate from quarter to quarter and year to year, which may make it difficult to predict our future performance and could cause our stock price to fluctuate and decline."

Liquidity and Capital Resources

        Since the inception of our business in March 2002, we have financed our operations primarily through issuances of equity securities and cash generated from operations. We received gross proceeds of approximately $52.0 million from entities affiliated with The Carlyle Group in connection with our formation, of which we paid $19.3 million to Conexant for its contribution of assets and $5.5 million in transaction expenses. In October 2002, we received $30.0 million in cash and $30.0 million in the form of a note due October 2003 from RF Micro Devices in exchange for credit towards the purchase of future products and shares of our series B preferred stock. In October 2003, we received $30.0 million from RF Micro Devices in full payment of the note. As of March 31, 2006, we had $7.8 million in unrestricted cash and cash equivalents, $0.5 million in short-term restricted cash and $20.1 million in short-term investments. Historically, our cash flows from operations have exceeded our operating income, reflecting our significant non-cash depreciation and other non-cash expenses.

        We have made capital expenditures of $14.2 million, $27.3 million, $23.5 million and $1.0 million in 2003, 2004, 2005 and the first quarter of 2006, respectively. We continue to make capital investments in our Newport Beach, California fab to shift the facility's available capacity to a greater percentage of specialty process technologies and to expand its overall capacity. For example, in 2006 we expect to invest approximately $36.0 million at our Newport Beach, California fab to support this initiative. As a result, we expect that capital expenditures will increase as a percentage of revenues in the near-term. Additionally, we plan to add manufacturing capacity as needed by expanding our existing manufacturing supply relationships, entering into new manufacturing supply relationships or acquiring existing manufacturing facilities.

        In January 2006, we entered into a loan and security agreement with Wachovia Capital Finance Corporation (Western) as the lender. The agreement establishes a line of credit with an aggregate borrowing limit of $35 million. The first $20 million of loans under the line of credit bear interest on the outstanding unpaid principal amount at a rate equal to the lender's prime rate plus 0.75%, or in the case of Eurodollar loans, the adjusted Eurodollar rate plus 2.50%. The additional loan amounts, up to the maximum limit, bear interest on the outstanding unpaid principal amount at a rate equal to the lender's prime rate plus 1.00%, or in the case of Eurodollar loans, the adjusted Eurodollar rate plus 2.75%. We may, at our option, request a Eurodollar rate loan or convert any prime rate loan into a Eurodollar rate loan. The agreement also provides for the issuance of letters of credit by the lender for our account not to exceed $4 million. The agreement includes certain affirmative and negative covenants, the non-compliance with which would constitute an event of default under the agreement and result in the acceleration of any amounts due under the agreement. As of March 31, 2006, we had $35 million available and no amounts were drawn under this agreement.

  Cash Flow from Operating Activities

        Cash provided during the quarters ended March 31, 2006 and April 1, 2005.    During the first quarter of 2006, our operating activities provided $1.8 million in cash. This was primarily the result of approximately $5.6 million in net non-cash operating activities, offset in part by our net loss of $0.7 million and by net cash used by changes in operating assets and liabilities of $3.1 million. Substantially all of the net non-cash operating activities in the first quarter of 2006 related to depreciation and amortization expense. Non-cash stock compensation expense related to stock appreciation rights for the first quarter of 2006 of $0.8 million was offset by a non-cash gain on investments of $0.9 million.

        The changes in net operating assets and liabilities in the first quarter of 2006 include the following:

  •
  an increase in accounts receivable that used $6.5 million of cash, primarily as a result of delayed payments from our formation customers. The increase in accounts receivable was secondarily due to an increase in revenues at the end of the first quarter of 2006, a significant portion of which would not typically be collected in the same quarter because we generally bill customers on an open account basis subject to our standard net thirty day payment terms; and

  •
  an increase in accounts payable that provided $3.6 million of cash, primarily as a result of increased costs and expenses during the quarter and deferred payments to our vendors.

        During the first quarter of 2005, our operating activities provided $2.3 million in cash. This was primarily the result of $2.6 million in cash provided by changes in operating assets and liabilities and approximately $6.8 million in net non-cash operating expenses, offset in part by a net loss of $7.1 million. Substantially all of the net non-cash operating activities for the quarter ended April 1, 2005 related to depreciation and amortization expense and the impairment of intangible assets. A $1.6 million impairment of intangible assets resulted from the write-off of intellectual property costs associated with a potential customer engagement originally capitalized under an agreement with HHNEC, which were subsequently determined to have no future value and were therefore fully expensed. Non-cash stock compensation income related to stock appreciation rights for the first quarter of 2005 of $0.8 million was partially offset by a non-cash loss on investments of $0.8 million.

        The changes in net operating assets and liabilities in the first quarter of 2005 include the following:

  •
  an increase in accounts receivable that used $3.8 million of cash, primarily as a result of increased revenues at the end of the first quarter of 2005;

  •
  a decrease in inventories that provided $2.5 million of cash as we consumed inventory due to increased demand in the first quarter of 2005 as compared to the fourth quarter of 2004;

  •
  a decrease in restricted cash of $2.6 million. This was a temporary use of our available cash balance required to be held with banks pursuant to standby letters of credit required under our insurance policies. At the end of the first quarter of 2005, we transferred the letters of credit to a different bank and at the end of the quarter had not yet received back the funds from the original bank, resulting in a temporary usage of restricted cash of $2.6 million. This cash was subsequently available at the beginning of the second quarter of 2005; and

  •
  an increase in accounts payable that provided cash of $5.9 million, primarily as a result of increased costs and expenses during the quarter.

        Cash Used in 2005.    In 2005, our operating activities used $1.5 million in cash. This was primarily the result of an $11.5 million net loss and net cash used by changes in operating assets and liabilities of $12.4 million, offset in part by $22.4 million in net non-cash operating activities. Substantially all of the net non-cash operating activities in 2005 related to depreciation and amortization expense and the impairment of intangible assets. Non-cash depreciation expenses were $20.9 million in 2005 and $17.2 million in 2004. The increased depreciation expenses resulted from an increase in expenditure on capital equipment. The $1.6 million impairment of intangible assets was a result of the write-off under an agreement with HHNEC of intellectual property costs associated with a potential customer engagement originally capitalized during 2005, which were subsequently determined to have no future value and was therefore fully expensed. In addition, compensation expense related to stock appreciation rights in 2005 of $0.7 million was partially offset by a non-cash gain on investments of $0.6 million.

        The changes in net operating assets and liabilities in 2005 include the following:

  •
  an increase in accounts receivable at December 30, 2005 as compared to December 31, 2004 that used $9.9 million of cash, primarily as a result of delayed payments from our formation customers, and to a lesser extent an increase in revenues during the fourth quarter of 2005 compared to the fourth quarter of 2004;

  •
  a decrease in inventories at December 30, 2005 as compared to December 31, 2004 that provided $3.5 million in cash as we consumed inventory due to increased demand in the fourth quarter 2005 as compared to the fourth quarter of 2004.

  •
  a decrease in other current assets at December 30, 2005 as compared to December 31, 2004 that provided cash of $0.9 million, primarily due to a decrease in pre-paid property taxes resulting from lower assessed property values in connection with disputed business property taxes;

  •
  a decrease in deferred revenues at December 30, 2005 as compared to December 31, 2004 that used $3.7 million of cash, primarily due to a change in billing policies relating to mask sets and a reduction in pre-paid engineering services; and

  •
  a decrease in other current liabilities at December 30, 2005 as compared to December 31, 2004 that used $2.5 million of cash, primarily due to a decrease in liabilities for property taxes resulting from lower assessed property values in connection with disputed business property taxes.

        Cash Used and Provided in 2004 and 2003.    Cash flows provided by operating activities were $26.3 million in 2004 as compared to cash flow used in operating activities of $5.4 million in 2003. The difference is primarily due to cash provided by changes in operating assets and liabilities of $7.8 million during 2004 compared with cash used by changes in operating assets and liabilities of $15.8 million during 2003 and a reduced net loss of $4.3 million in 2004 compared to a net loss of $6.0 million in 2003. In addition, non-cash depreciation expenses increased $2.0 million to $17.2 million in 2004 compared to $15.2 million in 2003 due to an increase in capital equipment. The non-cash gain on investments of $9.8 million during 2003 and the non-cash loss on investments of $5.8 million during 2004 were substantially offset by an increase in accrued compensation expense related to stock appreciation rights of $9.6 million in 2003 and a reduction in accrued compensation expense of $4.7 million in 2004. The gain and loss on investments and compensation expense and income resulted from changes in the market value of the underlying warrants and stock appreciation rights. During 2004, we recorded an adjustment of $2.2 million to reduce intangible assets acquired upon the formation of our company that was offset by a $2.2 million reduction in the current taxes payable. The changes in net operating assets include the following:

  •
  increased accounts receivable that decreased cash by $8.1 million in 2003 and by $0.1 million in 2004. Increased accounts receivable in 2003 resulted from significant growth in sales, particularly during the fourth quarter of that year, compared to a decline in sales during the fourth quarter of 2004;

  •
  increased accounts payable that increased cash by $2.5 million in 2004 compared to decreased accounts payable that decreased cash by $6.1 million in 2003. The decrease in accounts payable in 2003 resulted, in part, from a $3.0 million payment to Conexant for property tax in connection with an increase in liabilities for property taxes resulting from higher assessed property values in connection with disputed business property taxes. Other increases and decreases resulted from the timing of payments to our suppliers, particularly for capital equipment;

  •
  increased other current liabilities increased cash by $10.2 million and $4.0 million in 2004 and 2003 respectively. The increases in 2004 resulted primarily from accruals of allowances for customer concessions of $3.9 million, $3.0 million for the license of technology and $2.9 million for disputed business property taxes. In 2003 the increase primarily resulted from accruals for allowances for customer concessions of $1.5 million, $1.2 million of professional and other fees and $0.6 million for workers' compensation;

  •
  decreased stock appreciation rights decreased cash by $3.3 million and $0.9 million in 2004 and 2003, respectively. The decreases resulted from cash payments to employees upon their exercise of stock appreciation rights. The payments were fully offset by proceeds from the sale of shares received upon exercise of warrants, which is classified as cash from investing activities; and

  •
  other long-term liabilities increased by $1.5 million in 2004, providing an increase in cash. Long-term liabilities increased in 2004 in connection with our license of technology from a third party.

  Cash Used in Investing Activities

        Investing activities provided $2.8 million of cash during the first quarter of 2006. Proceeds of $3.8 million from the sale of short-term investments net of purchases were used in part to fund our capital expenditures of $1.0 million. During the first quarter of 2005, investing activities used $5.6 million in cash. Proceeds of $17.1 million from sale of short-term investments were used in part to purchase other short term investments of $22.9 million of auction rate certificates and other government bonds and to fund our capital expenditures of $9.8 million. During the first quarter of 2005, we also used $1.6 million in connection with our obligation to reimburse HHNEC for intellectual property costs incurred by it pursuant to our agreement with HHNEC. Investing activities used $1.2 million of cash in 2005. The proceeds of $26.8 million from the sale of short-term investments net of purchases was used to fund our capital expenditures of $23.5 million and our operating activities. During 2004, we increased expenditures for property, plant and equipment by $13.0 million to expand capacity for our specialty processes and invested $8.5 million to purchase additional shares of HHNEC pursuant to our agreement with HHNEC. In total, we used $86.3 million of cash in investing activities in 2004 compared to $14.1 million in 2003. The change in 2004 from 2003 resulted primarily from a net purchase of $50.6 million of auction rate certificates and other government bonds that are accounted for as short-term investments available for sale rather than cash or cash equivalents, offset in part by an $2.3 million increase in 2004, as compared to 2003, in proceeds from the sale of shares received upon the exercise of warrants to offset the exercise of employee stock appreciation rights.

  Cash Provided by Financing Activities

        Financing activities used $1.2 million during the first quarter of 2006. This was primarily due to the repayment in full of a cash overdraft balance at December 30, 2005. There was no significant usage or provision of cash as a result of our financing activities in the first quarter of 2005. Cash provided by financing activities increased in 2005 due to a $1.2 million cash overdraft. Our financing activities provided $0.3 million in cash in 2004, which was primarily the result of $0.6 million in net proceeds received from issuances of common stock upon exercises of employee stock options, off set by $0.3 million in repurchases of common stock. Our financing activities provided $30.6 million in cash in 2003, which was primarily attributable to the $30.0 million payment by RF Micro Devices of the promissory note it issued to us for the purchase of our series B preferred stock.

  Restricted Cash

        Under the terms of our workers' compensation insurance policies we provide letters of credit issued by a financial institution as security to the insurance carriers. The issuing financial institution requires the letter of credit to be secured, which we accomplish with commercial paper or money market funds. Because the security behind the letters of credit is not cash, we are required to provide security in excess of the face value of the letter of credit. The commercial paper or money market funds used to secure the letters of credit have been classified as non-current restricted cash because that amount cannot be withdrawn and used by us for an indefinite period that is not less than one year. The amounts classified as current restricted cash were zero, $0.7 million and $0.5 million and the amounts classified as non-current restricted cash were $2.2 million, $2.9 million and $2.9 million as of December 31, 2004, December 30, 2005 and March 31, 2006, respectively.

  Significant Relationships

        Our supply agreements with ASMC and HHNEC provide for changes in the price at which we are able to purchase wafers. Under the ASMC supply agreement, the price at which we purchase wafers declined on April 1, 2004. Under the HHNEC supply agreement, we generally have the right to purchase wafers at commercially competitive prices, subject to a maximum decrease in prices for any one year, and will not be obligated to pay more than scheduled prices through 2006. After 2006 price will be determined based on negotiations between HHNEC and us. We initiated production at ASMC in the fourth quarter of 2003 and at HHNEC in the fourth quarter of 2004. To date, we have not obtained a significant portion of our wafer supply from ASMC or HHNEC. Due to the volumes we are currently placing at ASMC and HHNEC, we do not expect any decrease in prices to have a material effect on our liquidity or results of operations.

        Our material wafer supply agreements with Conexant and Skyworks required each of them to purchase a minimum number of wafers each year through March 2005. Both exceeded their respective minimum purchase obligations in each period. While we expect Conexant and Skyworks to remain significant customers, we expect that the percentage of revenues from these customers will likely decline as we continue to diversify our customer base. We also expect, over the long term, actual revenues from Conexant and Skyworks to decline.

  Contractual Obligations and Contingent Liabilities

        We lease our headquarters and Newport Beach, California fabrication and probing facilities from Conexant under non-cancelable operating leases through March 2017. We have the option to extend the terms of each of these leases for two consecutive five-year periods. Our rental payments under these leases consist solely of our pro rata share of the expenses incurred by Conexant in the ownership of these buildings. We have estimated future minimum costs under these leases based on our actual costs incurred during 2005 and applicable adjustments for increases in the consumer price index. We are not permitted to sublease space that is subject to these leases without Conexant's prior approval.

        In August 2003, we entered into a manufacturing relationship with HHNEC. Under the arrangement, as of January 2006, during each fixed six month period under the agreement we are required to purchase a minimum number of wafers from HHNEC equal to 50% of the average number of wafers manufactured for us by HHNEC during the three months immediately preceding the applicable six month period. To date, we have not incurred significant commitments to purchase wafers from HHNEC. We also agreed to license certain process technologies and invest $10.0 million in HHNEC. Of the $10.0 million investment, we paid $1.5 million in December 2003 and $8.5 million in August 2004.

        We have agreed to pay to Conexant a percentage of our gross revenues derived from the sale of SiGe products to parties other than Conexant and its spun-off entities during our first 10 years of operation. Under our technology license agreement with Polar Semiconductor, Inc., or PolarFab, we have also agreed to pay PolarFab certain royalty payments based on a decreasing percentage of revenues from sales of devices manufactured by us for PolarFab's former customers.

        We also have other commitments consisting of software leases and facility and equipment licensing arrangements.

        Future minimum payments under non-cancelable operating leases as of December 30, 2005 are as follows:

	Payment Obligations by Year
	2006	2007	2008	2009	2010	Thereafter	Total
	(in thousands)
Operating leases	$3,518	$3,415	$3,128	$3,093	$3,093	$19,192	$35,439
Other commitments	2,563	2,332	604	366	—	—	—

Total	$6,081	$5,747	$3,732	$3,459	$3,093	$19,192	$35,439

        We believe, based on our current plans, current levels of operations and anticipated growth, that our cash from operations, together with cash and short-term investments currently available and the estimated net proceeds of this offering to be received by us, will be sufficient to fund our operations for at least 12 months from the date of this prospectus. Poor financial results, unanticipated expenses, unanticipated acquisitions of technologies or businesses or unanticipated strategic investments could give rise to additional financing requirements sooner than we expect. We cannot assure you that equity or debt financing will be available when needed or, if available, that the financing will be on terms satisfactory to us and not dilutive to our then current stockholders.

Quantitative and Qualitative Disclosure Regarding Market Risk

        As of March 31, 2006, we had cash, cash equivalents, short-term investments and restricted cash of $31.3 million, which consisted of cash and highly liquid floating rate short-term investments with original maturities of three months or less at the date of purchase, which we hold solely for non-trading purposes, and auction rate certificates with long-term maturities that are available for sale and short-term restricted cash. Interest rates for auction rate certificates are reset at regular intervals ranging from seven to 49 days. These investments may be subject to interest rate risk and may during the period between resets of the interest rate decrease in value if market interest rates increase and the auction rate certificate is not held to maturity. Declines in interest rates over time will also reduce our interest income. Due to the nature of our short-term investments and to the nature of the interest rate reset feature of the auction rate certificates, we believe that we are not subject to any material market risk. In addition, any future borrowings under our loan agreements with Wachovia will be at a variable rate of interest. As a result, an increase in market interest rates may require a greater portion of our cash flow to pay interest.

        We are currently billed by the majority of our vendors in U.S. dollars and we currently bill the majority of our customers in U.S. dollars. However, our financial results could be affected by factors such as changes in foreign currency rates or weak economic conditions in foreign markets. A strengthening of the U.S. dollar could make our products less competitive in foreign markets and therefore reduce our revenues. In the future, some portion of our revenues and costs may be denominated in foreign currencies. To date, exchange rate fluctuations have had little impact on our operating results. We do not have any foreign currency or other derivative financial instruments.

Critical Accounting Policies

  Estimates

        Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. By their nature, these estimates and judgments are subject to an inherent degree of uncertainty. We review our estimates on an on-going basis, including those related to sales allowances, the allowance for doubtful accounts, inventories and related reserves, long-lived assets, investments, pensions and other retirement obligations, income taxes, litigation and deferred stock compensation. We base our estimates on our historical experience, knowledge of current conditions and our understanding of what might occur in the future considering available information. Actual results may differ from these estimates, and material effects on our operating results and financial position may result. We believe the following critical accounting policies require significant judgments and estimates in the preparation of our consolidated financial statements.

  Revenue Recognition

        We recognize revenues in accordance with Securities and Exchange Commission Staff Accounting Bulletin, or SAB, No. 101, Revenue Recognition in Financial Statements, or SAB 101, as amended by SAB 101A, SAB 101B and SAB 104. SAB 101 requires four basic criteria to be met before revenues can be recognized:

  •
  persuasive evidence that an arrangement exists;

  •
  delivery has occurred or services have been rendered;

  •
  the fee is fixed and determinable; and

  •
  collectibility is reasonably assured.

        Determination of the criteria set forth in the third and fourth bullet points above is based on management's judgments regarding the fixed nature of the fee charged for services rendered and products delivered and the collectibility of those fees. Should changes in conditions cause management to determine that these criteria are not met for certain future transactions, revenues recognized for any reporting period could be adversely affected.

        We generate revenues primarily from the manufacture and sale of semiconductor wafers. We also derive a portion of our revenues from the resale of photomasks and engineering services.

        We recognize revenues from product sales when title transfers, the risks and rewards of ownership have been transferred to the customer, the fee is fixed or determinable, and collection of the related receivable is reasonably assured, which is generally at the time of shipment. Accruals are established, with the related reduction to revenues, for allowances for discounts and product returns based on actual historical exposure at the time the related revenues are recognized. Revenues for engineering services are recognized ratably over the contract term or as services are performed. Revenues from contracts with multiple elements are recognized as each element is earned based on the relative fair value of each element and when there are no undelivered elements that are essential to the functionality of the delivered elements and when the amount is not contingent upon delivery of the undelivered elements.

        We provide for sales returns and allowances as a reduction of revenues at the time of shipment based on historical experience and specific identification of an event necessitating an allowance. Estimates for sales returns and allowances require a considerable amount of judgment on the part of management.

  Accounts Receivable

        We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer's current credit worthiness, as determined by our review of their current credit information. We monitor collections and payments from our customers and maintain an allowance for doubtful accounts based upon our historical experience, industry norms and specific customer collection issues that we have identified. While our credit losses have historically been within our expectations and the allowance established, we may not continue to experience the same credit loss rates as we have in the past. Our accounts receivable are concentrated in a relatively few number of customers. Therefore, a significant change in the liquidity or financial position of any one customer could make it more difficult for us to collect our accounts receivable and require us to increase our allowance for doubtful accounts, which could have a material adverse impact on our consolidated financial position, results of operations and cash flows.

  Inventories

        We initiate production of a majority of our wafers once we have received an order from a customer. We generally do not carry a significant inventory of finished goods except in response to specific customer requests or if we determine to produce wafers in excess of orders because we forecast future excess demand and capacity constraints. We seek to purchase and maintain raw materials at sufficient levels to meet lead times based on forecasted demand. If forecasted demand exceeds actual demand, we may need to provide an allowance for excess or obsolete quantities on hand. We also review our inventories for indications of obsolescence or impairment and provide reserves as deemed necessary. We scrap inventory that has been written down after it is determined that it cannot be sold. If actual market conditions are less favorable than those projected by management, additional inventory reserves may be required. We state our inventories at the lower of cost, using the first-in, first-out method, or market.

  Long-lived Assets

        We review long-lived assets and identifiable intangibles for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted operating cash flow expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. We report long-lived assets to be disposed at the lower of carrying amount or fair value less the estimated cost of sale.

  Accounting for Income Taxes

        We account for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes, or SFAS No. 109. SFAS No. 109 requires that we recognize in our consolidated financial statements:

  •
  deferred tax assets and liabilities for the future tax consequences of events that have been recognized in our consolidated financial statements or our tax returns; and

  •
  the amount of taxes payable or refundable for the current year.

        The tax consequences of most events recognized in the current year's financial statements are included in determining income taxes currently payable. However, because tax laws and financial accounting standards differ in their recognition and measurement of assets, liabilities, equity, revenues, expenses and gains and losses, differences arise between the amount of taxable income and pretax financial income for a year and between the tax bases of assets or liabilities and their reported amounts in our financial statements. It is assumed that the reported amounts of assets and liabilities will be recovered and settled, respectively, in the future. Accordingly, a difference between the tax basis of an asset or a liability and its reported amount on the balance sheet will result in a taxable or a deductible amount in some future years when the related liabilities are settled or the reported amounts of the assets are recovered.

        Significant judgment is required in determining our provision for income taxes. In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain. Our policy is to record a tax benefit only if we conclude that it is at least more likely than not that a tax position will be sustained upon examination by tax authorities. We then recognize the tax benefit related to the uncertain tax position at its estimated net realizable value. The estimated net realizable value is based upon management's assessment of the related exposure associated with any permanent and temporary tax difference. We analyze these positions periodically and adjustments are made as events occur to warrant any change in the estimate of the net realizable value. Despite our belief that the tax return positions are fully supportable, we believe that certain positions could be challenged and may not be sustained on review by tax authorities. We cannot assure you that the final resolution of these matters will not be materially different than those reflected in our historical income tax provisions and accruals. Such determinations could have a material effect on our income tax provisions or benefits in the period in which such determination is made.

        To determine the amount of taxes payable or refundable for the current year, we are required to estimate our income taxes. Our effective tax rate may be subject to fluctuations during the fiscal year as new information is obtained, which may affect the assumptions we use to estimate our annual effective tax rate, including factors such as valuation allowances against deferred tax assets, reserves for tax contingencies, utilization of tax credits and changes in or interpretation of tax laws in jurisdictions where we conduct operations.

        At March 31, 2006, we had federal tax net operating loss carryforwards of approximately $86.4 million and state tax net operating loss carryforwards of approximately $70.7 million. The federal tax loss carryforwards will begin to expire in 2022, unless previously utilized. The state tax loss carry forwards will begin to expire in 2013, unless previously utilized. At March 31, 2006, we had combined federal and state alternative minimum tax credit carryforwards of approximately $0.1 million. The alternative minimum tax credits carry forward indefinitely.

        Utilization of net operating losses, credit carryforwards, and certain deductions may be subject to a substantial annual limitation due to ownership change limitations provided by the Internal Revenue Code and similar state provisions. The tax benefits related to future utilization of federal and state net operating losses, tax credit carryforwards, and other deferred tax assets may be limited or lost if cumulative changes in ownership exceed 50% within any three-year period. Such a limitation may occur upon the completion of this offering. See "Risk Factors—Risks Related to this Offering—Further significant changes in our stockholder composition may jeopardize our ability to use some of all of our net operating loss carryforwards." Additional limitations on the use of these tax attributes could occur in the event of possible disputes arising in examinations from various tax authorities. We are not currently under examination.

        For a discussion of our net deferred tax assets and associated valuation allowance and our ability to use the valuation allowance to reduce our tax liability see "—Financial Operations Overview—Deferred Tax Assets."

  Pension Plans

        We maintain a defined benefit pension plan for our employees covered by a collective bargaining agreement. For financial reporting purposes, the calculation of net periodic pension costs is based upon a number of actuarial assumptions, including a discount rate for plan obligations, an assumed rate of return on pension plan assets and an assumed rate of compensation increase for employees covered by the plan. All of these assumptions are based upon management's judgment, considering all known trends and uncertainties. Actual results that differ from these assumptions would impact future expense recognition and cash funding requirements of our pension plans.

  Investments in Warrants

        We have accounted for our warrants to purchase Conexant common stock, Skyworks common stock and Mindspeed common stock, as well as the stock appreciation rights we have granted to our employees as derivatives in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and EITF Issue 02-08, Accounting for Options Granted to Employees in Unrestricted Publicly-Traded Shares of an Unrelated Entity.

        Accordingly, we reflected the fair value of each instrument (effectively equivalent amounts) as an asset and a liability, respectively, in our initial purchase price allocation in connection with our separation from Conexant and on our subsequent consolidated balance sheets. In addition, as part of the purchase price allocation, we recorded deferred compensation for the fair value of the stock appreciation rights we granted to employees. Initially, the deferred compensation offset the stock appreciation right liability, resulting in a net amount of zero for the stock appreciation right liability on the consolidated balance sheet as of the date of inception. The initial fair value of the warrants and the initial fair value of the stock appreciation rights were each determined to be $14.2 million using the Black-Scholes pricing model. We reflect subsequent adjustments as of each interim and annual reporting date in the fair value of the warrants as a gain or loss on investments on our consolidated statement of operations. We reflect subsequent adjustments to the stock appreciation right liability and deferred compensation due to fluctuations in the fair value of the instruments and due to the amortization of the deferred compensation in stock compensation expense on our consolidated statement of operations. We amortize deferred compensation on a straight-line basis over the vesting period of the stock appreciation rights.

        The fair value and income (expense) related to investments in warrants and stock appreciation rights (net of deferred compensation) for the years ended December 26, 2003, December 31, 2004, and December 30, 2005 and the three months ended March 31, 2006 is as follows (in millions):

	Warrants	Net Stock Appreciation Rights (SARs)
Fair value as of December 26, 2003	$10.4	$(9.3)
Proceeds from sale of warrants	(3.2)	—
Compensation paid upon exercise of SARs	—	3.2
Current period income (expense)	(5.8)	4.7

Fair value as of December 31, 2004	1.4	(1.4)
Proceeds from sale of warrants	—	—
Compensation paid upon exercise of SARs	—	—
Current period income (expense)	(0.6)	0.7

Fair value as of December 30, 2005	0.8	(0.7)
Proceeds from sale of warrants	—	—
Compensation paid upon exercise of SARS	—	—
Current period income (expense)	0.9	(0.8)
Fair value as of March 31, 2006	$1.7	$(1.5)

        The deferred compensation was fully amortized as of March 26, 2004. As such, we will continue to record compensation based on the then fair value of the stock appreciation rights, which could result in additional expense if the fair value increases, or income if the fair value decreases. Changes in the fair value of these instruments will affect operating income but will not have a significant effect on net income (loss) as any increase or decrease in stock compensation expense will be offset by a decrease or increase in gain (loss) on investments. We do not expect the warrants or stock appreciation rights to have any significant effect on the consolidated statement of operations for any period after December 29, 2006.

Recent Accounting Pronouncements

        In November 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," or FSP 115-1, which provides guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other-than-temporary, and on measuring such impairment loss. FSP 115-1 also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 is required to be applied to reporting periods beginning after December 15, 2005. We adopted FSP 115-1 in the first quarter of 2006 and the adoption did not have a material impact on our consolidated results of operations and financial condition.

        In December 2004, the FASB issued SFAS No. 123R. SFAS No. 123R became effective for public companies at the beginning of the first annual period after June 15, 2005, and became effective for us on December 31, 2005. This statement eliminates the ability to account for share-based compensation using the intrinsic value-based method under APB No. 25. SFAS No. 123R will require us to recognize in our financial statements equity-based compensation expense for stock options and employee stock purchase plan rights granted to employees based on the fair value of the equity instrument on the date of grant. Currently, we disclose the pro forma net income (loss) and the related pro forma income (loss) per share information using the minimum-value model in accordance with SFAS No. 123 and SFAS No. 148. Non-public companies, including those that become public after June 15, 2005, that used the minimum value method to measure compensation cost under SFAS No. 123 for either financial statement recognition or pro forma disclosure purposes will be required to use the prospective method to adopt SFAS No. 123R. Under the prospective method, non-public entities would continue to account for nonvested awards outstanding on the date of adoption of SFAS No. 123R in the same manner as they had been accounted for prior to the adoption for financial statement recognition purposes. No continuation of pro forma disclosures will be required for companies that used the minimum-value model, because minimum value is not considered fair value.

        In November 2004, the FASB issued SFAS No. 151, Inventory Costs, or SFAS No. 151. SFAS No. 151 amends the guidance in Accounting Research Bulletin, or ARB, No. 43, Chapter 4 to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS No. 151 requires that those items be recognized as current-period charges and also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS No. 151 are effective for inventory costs incurred in fiscal years beginning after June 15, 2005; however, early adoption is permitted. We early adopted SFAS No. 151 for 2005 and the impact of the provisions of this standard did not have a significant effect on our consolidated results of operations or financial position for the year ended December 30, 2005.

        In May 2004, the FASB issued FSP FAS 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003, or FSP FAS 106-2 (the Medicare Prescription Drug Act). FSP FAS 106-2 permitted a sponsor of a postretirement health care plan that provides a prescription drug benefit to make a one-time election to defer accounting for the effects of the Medicare Prescription Drug Act that became law on December 8, 2003. We elected the deferral such that the accumulated benefit obligation at December 26, 2003 and the net periodic postretirement benefit cost for the periods then ended did not reflect the effects of the Medicare Prescription Drug Act on our postretirement health care plan. We adopted the provisions of FSP FAS 106-2 beginning December 27, 2003. As a result of adopting the provisions of FSP FAS 106-2, our accumulated postretirement benefit obligation was reduced by $2.4 million and net periodic postretirement benefit expense for 2004 was reduced by $281,000.

BUSINESS

Overview

        We are an independent semiconductor foundry focused on specialty process technologies for the manufacture of analog and mixed-signal semiconductor devices. We believe our specialty process technologies attract customers who seek to produce analog and mixed-signal semiconductor devices that are smaller and more highly integrated, power-efficient, feature-rich and cost-effective than those produced using standard process technologies. Our customers' analog and mixed-signal semiconductor devices are designed for use in products such as cellular phones, wireless local area networking devices, digital TVs, set-top boxes, gaming devices, switches, routers and broadband modems. Our customers include Skyworks Solutions, Inc., Conexant Systems, Inc., Marvell Technology Group Ltd., RF Micro Devices, Inc., Freescale Semiconductor, Inc., Airoha Technology Corp., Xceive Corporation and Mindspeed Technologies, Inc.

Our Industry

        Semiconductors are the building blocks of a broad range of electronic systems such as personal computers, telecommunications equipment, wireless devices, consumer electronics, automotive electronics and industrial electronics. Although global semiconductor sales have experienced significant cyclical variation in annual growth rates, they have increased significantly over the long term. Gartner Dataquest, a provider of research and analysis on the global information technology industry, estimates that the global semiconductor market was approximately $235.3 billion in 2005 and will grow to approximately $344.4 billion in 2010. As electronic systems have become more sophisticated and integrated, satisfying the demand for semiconductors used in these systems has required advances in semiconductor design, manufacturing and packaging technologies.

  Disaggregation of the Semiconductor Industry and the Success of Foundries

        In the past, most semiconductor companies were vertically integrated. They internally designed, fabricated, packaged, tested and marketed their own semiconductors. These vertically integrated semiconductor companies are known as integrated device manufacturers, or IDMs. As the complexity of semiconductor designs has increased, semiconductors have become increasingly challenging to manufacture, requiring both sophisticated manufacturing expertise and significant investment in fabrication facilities, or fabs. For example, Gartner Dataquest estimates that it requires an investment of more than $3 billion to build a new 300-millimeter, 90-nanometer production wafer fab, and an investment of more than $500 million to develop the related leading-edge process technologies.

        As the cost and skills required for designing and manufacturing complex semiconductors have increased, the semiconductor industry has become increasingly disaggregated. This disaggregation has fueled the growth of three segments of the semiconductor industry, which together perform the significant functions of an IDM. These are:

  •
  fabless semiconductor companies that design and market semiconductors;

  •
  foundries that manufacture semiconductor wafers; and

  •
  packaging and test companies that encapsulate and test semiconductors.

        Fabless semiconductor companies are gaining an increasing share of the semiconductor market. According to the Fabless Semiconductor Association, a trade organization, sales of semiconductors by fabless companies as a percentage of worldwide sales more than doubled from approximately 8% in 2000 to approximately 18% in 2005. At the same time, many IDMs have announced that they have reduced their investment in their existing and next-generation manufacturing facilities and process technologies as they seek to increase their flexibility to reallocate their resources and capital expenditures. We believe that IDMs that have adopted this "fab-lite" strategy will continue to outsource an increasing percentage of their manufacturing requirements to foundry service providers. We believe that utilizing foundry service providers allows fabless semiconductor companies and IDMs to reduce their manufacturing costs, more efficiently allocate capital, research and development and management resources, and gain access to manufacturing process technologies and production capacity they do not possess.

        Independent foundries have traditionally focused on standard complementary metal oxide semiconductor, or CMOS, processes that are primarily used for digital semiconductor applications. The proliferation of fabless semiconductor companies and the increasing use of outsourcing by many IDMs for a portion of their production have driven the growth of the CMOS foundry industry. According to Gartner Dataquest, global foundry industry revenues grew from $3.9 billion in 1994 to $18.4 billion in 2005 and are expected to reach $33.5 billion by 2010, representing a compound annual growth rate of 13% from 2005. Gartner Dataquest estimates that in 2005 approximately 18.9% of global foundry revenues, or approximately $3.5 billion, were derived from the manufacture of analog and mixed signal semiconductors. We believe that many of these analog and mixed signal semiconductors are manufactured using specialty process technologies. In addition, according to estimates of Semico Research Corporation, a semiconductor marketing and consulting research company, the percentage of total semiconductor device revenues manufactured by third-party foundries has increased from 5.6% in 1995 to 14.1% in 2005, highlighting the increasing role foundries are playing in the semiconductor supply chain.

  Proliferation of Analog and Mixed-Signal Semiconductors and the Growing Need for Specialty Process Technologies

        The two basic functional technologies for semiconductor products are digital and analog. Digital semiconductors perform arithmetic functions on data represented by a series of ones and zeroes. Digital semiconductors provide critical processing power and have helped enable many of the computing and communication advances of recent years. Analog semiconductors monitor and manipulate real world signals such as sound, light, pressure, motion, temperature, electrical current and radio waves, for use in a wide variety of electronic products such as personal computers, cellular handsets, telecommunications equipment, consumer electronics, automotive electronics and industrial electronics. There is a growing need for analog functionality to enable digital systems to interface with the real world. Analog-digital, or mixed-signal, semiconductors combine analog and digital devices on a single chip to process both analog and digital signals. International Data Corporation, a provider of market intelligence, advisory services and events for the information technology, telecommunications and consumer technology markets, estimates in a March 2006 market report that the global market for analog and mixed-signal semiconductors will grow from $27.2 billion in 2005 to $47.5 billion by 2010, representing an 11.8% compound annual growth rate.

        Integrating analog and digital components on a single, mixed-signal semiconductor enables smaller and more highly integrated, power-efficient, feature-rich and cost-effective semiconductor devices but presents significant design and manufacturing challenges. For example, combining high-speed digital circuits with sensitive analog circuits on a single, mixed-signal semiconductor can increase electromagnetic interference and power consumption, both of which cause a higher amount of heat to be dissipated and decrease the overall performance of the semiconductor. Challenges associated with the design and manufacture of mixed-signal semiconductors increase as the industry moves toward finer, more advanced process geometries. Standard electronic design automation, or EDA, tools used in the design of digital circuits have limited use in predicting the performance of certain analog and mixed-signal designs. As a result, analog and mixed-signal semiconductors can be complex to manufacture and typically require sophisticated design expertise and strong application specific experience and intellectual property. Analog and mixed-signal semiconductor engineers typically require several years of practical experience and application knowledge to become proficient in the design of complex analog and mixed-signal semiconductors. Manufacturers may also need to make a significant investment in specialty process technologies to manufacture these semiconductors.

        Specialty process technologies enable greater analog content and can reduce the die size of an analog or mixed-signal semiconductor, thereby increasing the number of die that can be manufactured on a wafer and reducing final die cost. In addition, specialty process technologies can enable increased performance, superior noise reduction and improved power efficiency of analog and mixed-signal semiconductors compared to traditional standard CMOS processes. These specialty process technologies include advanced analog CMOS, radio frequency CMOS, or RF CMOS, high voltage CMOS, bipolar CMOS, or BiCMOS, silicon germanium BiCMOS, or SiGe BiCMOS, and bipolar CMOS double-diffused metal oxide semiconductor, or BCD.

        For many applications in the wireless and high-speed wireline communications, consumer electronics, automotive and industrial end markets, the performance characteristics of specialty process technologies can lead customers to select them over digital CMOS process technologies. As semiconductor performance needs continue to increase in these end markets, we believe the demand for specialty process technologies will also increase. For example, Semico Research Corporation estimates that silicon germanium bipolar complementary metal oxide semiconductor usage in wireless, wireline and consumer electronic products will grow at compound annual growth rates of 16%, 12% and 27%, respectively, from 2005 to 2010.

  Emerging Trend to Outsource Specialty Process Manufacturing Requirements

        We believe that many of the factors and conditions that have driven growth in the outsourcing of manufacturing using standard process technologies will fuel continued growth in the outsourcing of manufacturing using specialty process technologies. We cannot assure you, however, that the factors and conditions that have fueled growth in the outsourcing of manufacturing using standard process technologies will also fuel growth in the outsourcing of manufacturing using specialty process technologies or that any future growth rate in global foundry revenues derived from specialty process technologies will be the same as the growth rate for global foundry revenues derived from standard process technologies. As many IDMs reduce their investment in their existing and next-generation standard CMOS process technologies and manufacturing facilities, it may become less cost-effective for these IDMs to develop, maintain and operate specialty process technology manufacturing lines. We believe these IDMs will increasingly choose to also outsource their specialty process technologies. In addition, we believe that fabless semiconductor companies are increasingly seeking access to specialty process technologies to produce analog and mixed-signal semiconductors.

        To date, most independent foundries have focused primarily on standard CMOS processes instead of specialty process technologies. While some IDMs have provided outsourced specialty process technologies, we believe that competing IDMs and fabless design companies may be reluctant to work with and provide confidential information to IDMs that also manufacture products competitive with theirs. Consequently, we believe that there is significant growth potential for independent foundries with a broad platform of specialty process technologies, advanced design and support capabilities and product application expertise that focus primarily on the specialty foundry opportunity.

Our Solution

        We are an independent semiconductor foundry, providing a broad array of specialty process technologies, design solutions and application knowledge for the manufacture of analog and mixed-signal semiconductors. Key elements of our solution are as follows:

  •
  We offer an independent and focused source for the manufacture of semiconductors using specialty process technologies.    Most other independent foundries focus on standard process technologies,

    rather than specialty process technologies. Some IDMs offer specialty process foundry services but also manufacture their own semiconductor products, which may be competitive with the products of their potential customers who seek these services. We combine the benefits of independence with a focus on specialty process technologies. As a result, we believe that we are well positioned to capitalize on the anticipated growth of the market for analog and mixed-signal semiconductors based on specialty process technologies and the trend in outsourcing the manufacture of those semiconductors.

  •
  We offer a specialized design platform for analog and mixed-signal semiconductors.    Our design engineering support team assists our customers with their advanced designs by leveraging our application knowledge and experience to help guide their technology selection and design implementation. Our sophisticated design tools and services are specifically tailored to meet analog and mixed-signal design needs, and include specialized device modeling and characterization features that allow simulation of a variety of real world situations, including different temperatures, power levels and speeds. We believe our customers' use of these tools and services prior to manufacturing their semiconductors increases their first-time manufacturing success rates, reduces the need for costly circuit redesign prior to volume production and results in faster time to market.

  •
  We offer a broad range of specialty process technologies.    Our specialty process technology portfolio includes advanced analog CMOS, RF CMOS, high voltage CMOS, BiCMOS and SiGe BiCMOS processes. In addition to these specialty process technologies, we have recently begun to offer BCD processes optimized for analog semiconductors such as power management, high efficiency audio amplification, and optical driver integrated circuits. The breadth of our portfolio allows us to offer our customers a wide range of solutions to address their high-performance, high-density, low-power and low-noise requirements for analog and mixed-signal semiconductors. These semiconductor devices are used in products such as cellular phones, digital TVs, set-top boxes, gaming devices, wireless local area networking devices, digital cameras, switches, routers and broadband modems. We benefit from the development of specialty process technologies by Conexant and its predecessor, Rockwell Semiconductor Systems, over a period of 35 years.

  •
  We are a leader in high-performance SiGe process technologies.    We offer high performance 150 GHz 0.18 micron SiGe BiCMOS technology, one of the most advanced SiGe process technologies in production today. In addition, we have recently announced the availability of 200 GHz 0.18 micron SiGe BiCMOS technology. By utilizing our SiGe technology, fabless semiconductor companies and IDMs are able to design analog and mixed-signal semiconductors that are well suited for applications in a number of attractive end markets such as wireless and high-speed wireline communications and consumer electronics. Analog and mixed-signal semiconductors manufactured with SiGe BiCMOS process technologies can be smaller, require less power and provide higher performance than those manufactured with standard CMOS processes. Moreover, SiGe BiCMOS process technologies allow for higher levels of integration of analog and digital functions on the same mixed-signal semiconductor device.

  •
  We offer scalable, cost-effective manufacturing capacity in the United States and China.    We provide cost-effective manufacturing capacity to our customers from our fab located in Newport Beach, California. Additionally, our manufacturing supply agreements with Advanced Semiconductor Manufacturing Corporation, or ASMC, and Shanghai Hua Hong NEC Electronics Co., Ltd. or HHNEC, two of China's leading semiconductor foundries, are designed to provide us with low-cost, scalable production capacity and multiple location sourcing for our customers.

Our Strategy

        Our objective is to be the world's leading independent semiconductor foundry focused on specialty process technologies for the manufacture of analog and mixed-signal semiconductor devices. Key elements of our strategy are as follows:

  •
  Further strengthen our position in specialty process technologies for the manufacture of analog and mixed-signal semiconductors.    We believe our specialty process technologies enable our customers to produce higher value-added analog and mixed-signal semiconductors than those produced using standard process technologies. Semiconductors made with our specialty process technologies are generally complex to design and manufacture and often require substantial circuit redesign if they are moved to another foundry. Therefore, we are often the sole source provider for semiconductors we manufacture. We are making further investments in our portfolio of specialty process technologies to address the key product attributes that make our customers' products more competitive. For example, we recently expanded our specialty process technology offerings to include BCD process technologies that are optimized for analog semiconductors such as power management, high efficiency audio amplification and optical driver integrated circuits.

  •
  Target large, growing and diversified end markets.    We target end markets characterized by high growth and high performance for which we believe our specialty process technologies have a high value proposition, including the wireless and high-speed wireline communications, consumer electronics, automotive and industrial markets. We believe that products manufactured with our specialty process technologies provide attractive alternatives for next generation designs in certain applications, and offer opportunities for us to increase our penetration in these end markets. For example, we believe that our specialty process technologies can provide performance and cost advantages over current CMOS solutions in the integration of power amplifiers with RF transceivers for wireless local area networking applications.

  •
  Continue to diversify our customer base.    Since our formation in early 2002, we have transitioned our business from a captive manufacturing facility within Conexant to an independent semiconductor foundry with 90 post-formation customers as of March 31, 2006. Our post-formation customers accounted for 9.7%, 25.5%, 39.5% and 43.8% of our total revenues in 2003, 2004, 2005 and the first quarter of 2006, respectively. We intend to continue to grow and diversify our business through the acquisition of new customers. For example, under a technology transfer agreement we entered into with Polar Semiconductor, Inc., or PolarFab, PolarFab agreed to help facilitate the transfer of certain of its third party customers that currently use its BCD process technologies. We expect that PolarFab will transfer to us approximately 25 of its customers. Because our post-formation customers primarily use our specialty process technologies, we expect that our continued acquisition of new customers will result in a continuing increase in the percentage of our revenues that are derived from specialty process technologies.

  •
  Maintain capital efficiency by leveraging our capacity and manufacturing model.    We seek to maximize the utilization of our Newport Beach, California manufacturing facility and leverage our manufacturing suppliers' facilities in China to meet increased capacity requirements cost-effectively. We can typically increase our specialty process technology capacity and meet our customer performance requirements using adapted semiconductor process equipment sets that are typically one or two generations behind leading-edge digital CMOS process equipment. This typically allows us to acquire lower-cost semiconductor process equipment to operate our Newport Beach, California fab. We are also able to access and adapt existing capacity cost-effectively through supply and licensing agreements, such as those with ASMC and HHNEC.

  •
  Capitalize on the local presence of our manufacturing suppliers to meet the large and growing demand for semiconductors in China.    We intend to leverage our access to the China market through our manufacturing suppliers to gain local customers for our leading specialty process technologies. The growth in China's demand for semiconductors is largely driven by growth in communications applications such as mobile phones, broadband access, high-speed wireline and wireless networking and voice telephony services. Our broad range of specialty process technologies, such as SiGe BiCMOS, specifically addresses these applications. We believe that our relationship with ASMC will allow us to be the first to manufacture wafers in mainland China using SiGe process technologies.

  •
  Pursue strategic acquisitions.    We seek opportunities to acquire businesses or technologies that expand our specialty process technology portfolio, diversify our customer base or increase our production capacity. We expect to make acquisitions of companies, technologies or assets and participate in joint ventures when we believe it can cost-effectively and rapidly improve our product development or manufacturing capabilities or complement our existing product offering. For example, we recently expanded our specialty process technology portfolio by licensing technology from PolarFab, enhancing the capabilities we can offer our customers for analog applications.

Process Technologies

        Process technologies are the set of design rules, electrical specifications and process steps that we implement for the manufacture of semiconductors on silicon wafers. In addition to offering standard process technologies, we have a strong heritage of manufacturing analog and mixed-signal semiconductors using specialty process technologies, including advanced analog CMOS, RF CMOS, high voltage CMOS, BiCMOS and SiGe BiCMOS process technologies. These analog and mixed-signal semiconductors are used in products targeting the wireless and high-speed wireline communications, consumer electronics, automotive and industrial end markets. We also now offer BCD process technologies optimized for analog semiconductors such as power management, high-efficiency audio amplification and optical driver integrated circuits.

  Our Standard Process Technologies

        We refer to our digital CMOS and standard analog CMOS process technologies as standard process technologies. Digital CMOS process technologies are the most widely used process technologies in the semiconductor industry because they require less power than other technologies for digital functions and allow for the dense placement of digital circuits onto a single semiconductor, such as a graphics or baseband processor. We currently have digital CMOS processes in 0.5 micron, 0.35 micron, 0.25 micron and 0.18 micron and have announced availability of a 0.13 micron process. These digital CMOS process technologies form the baseline for our standard analog CMOS processes.

        Standard analog CMOS process technologies have more features than digital CMOS process technologies and are well suited for the design of low-frequency analog and mixed-signal semiconductors. These process technologies generally incorporate basic passive components, such as capacitors and resistors, into a digital CMOS process. We currently have standard analog CMOS processes in 0.5 micron, 0.35 micron, 0.25 micron and 0.18 micron and have announced availability of a 0.13 micron process. These standard analog CMOS process technologies form the baseline for our specialty process technologies.

        While other foundries may offer standard analog processes, most do not offer specialty process technologies. Other foundries, however, offer standard analog processes at more advanced geometries than we offer, such as 90 nanometer CMOS process technologies. In certain circumstances, such as when a large amount of digital content is required in a mixed-signal semiconductor and less analog content is required, a customer may choose to design a product in a standard analog CMOS process technology at an advanced geometry, such as 90 nanometer CMOS, instead of choosing a specialty process technology at a larger geometry.

  Our Specialty Process Technologies

        We refer to our advanced analog CMOS, RF CMOS, high voltage CMOS, BiCMOS, SiGe BiCMOS and BCD process technologies, as specialty process technologies. Most of our specialty process technologies are based on CMOS processes with added features to enable improved size, performance and cost characteristics for analog and mixed-signal semiconductors. Products made with our specialty process technologies are typically more complex to manufacture than products made using standard process technologies employing similar line widths. Generally, customers who use our specialty process technologies cannot easily move designs to another foundry because the analog characteristics of the design are dependent upon our implementation of the applicable process technology. The relatively small engineering community with specialty process know-how has also limited the number of foundries capable of offering specialty process technologies. In addition, the specialty process design infrastructure is complex and includes design kits and device models that are specific to the foundry in which the process is implemented and to the process technology itself.

        Our advanced analog CMOS process technologies have more features than standard analog CMOS process technologies and are well suited for higher performance or more highly integrated analog and mixed-signal semiconductors, such as high-speed analog-to-digital or digital-to-analog converters and mixed-signal semiconductors with integrated data converters. These process technologies generally incorporate higher density passive components, such as capacitors and resistors, as well as improved active components, such as native or low voltage devices, and improved isolation techniques, into standard analog CMOS process technologies. We currently have advanced analog CMOS process technologies in 0.5 micron, 0.35 micron, 0.25 micron and 0.18 micron and have announced the availability of a 0.13 micron process. These advanced analog CMOS processes form the baseline for our other specialty process technologies.

        Our RF CMOS process technologies have more features than advanced analog CMOS process technologies and are well suited for wireless semiconductors, such as highly integrated wireless transceivers, power amplifiers, and television tuners. These process technologies generally incorporate integrated inductors, high performance variable capacitors, or varactors, and RF laterally diffused metal oxide semiconductors into an advanced analog CMOS process technology. In addition to the process features, our RF offering includes design kits with RF models, device simulation and physical layouts tailored specifically for RF performance. We currently have RF CMOS process technologies in 0.25 micron and 0.18 micron and have announced availability of a 0.13 micron process. These RF CMOS process technologies form the baseline for our other specialty process technologies.

        Our high voltage CMOS and BCD process technologies have more features than advanced analog CMOS processes and are well suited for power and driver semiconductors such as voltage regulators, battery chargers, power management products and audio amplifiers. These process technologies generally incorporate higher voltage CMOS devices such as 5V, 8V, 12V and 40V devices, and, in the case of BCD, bipolar devices, into an advanced analog CMOS process. We currently have high voltage CMOS offerings in 0.5 micron, 0.35 micron, 0.25 micron and 0.18 micron, and BCD offerings in 0.5 micron. We are working on extending the high voltage options to include a 0.35 micron BCD process technology and 60V and 120V capabilities in the future to enable higher levels of analog integration at voltage ranges that are suitable for automotive electronics and line power conditioning for consumer devices.

        Our BiCMOS process technologies have more features than RF CMOS process technologies and are well suited for RF semiconductors such as wireless transceivers and television tuners. These process technologies generally incorporate high-speed bipolar transistors into an RF CMOS process. The equipment requirements for BiCMOS manufacturing are specialized and require enhanced tool capabilities to achieve high yield manufacturing. We currently have BiCMOS process technologies in 0.35 micron.

        Our SiGe BiCMOS process technologies have more features than BiCMOS processes and are well suited for more advanced RF semiconductors such as high-speed, low noise, highly integrated multi-band wireless transceivers, television tuners and power amplifiers. These process technologies generally incorporate a silicon germanium bipolar transistor, which is formed by the deposition of a thin layer of silicon germanium within a bipolar transistor, to achieve higher speed, lower noise, and more efficient power performance than a BiCMOS process technology. It is also possible to achieve speeds using SiGe BiCMOS process technologies equivalent to those demonstrated in standard CMOS processes that are two process generations smaller in line-width. For example, a 0.18 micron SiGe BiCMOS process is able to achieve speeds comparable to a 90 nanometer RF CMOS process. As a result, SiGe BiCMOS makes it possible to create analog products using a larger geometry process technology at a lower cost while achieving similar or superior performance to that achieved using a smaller geometry standard CMOS process technology. The equipment requirements for SiGe BiCMOS manufacturing are similar to the specialized equipment requirements for BiCMOS. We have developed enhanced tool capabilities in conjunction with large semiconductor tool suppliers to achieve high yield SiGe manufacturing. We believe this equipment and related process expertise makes us one of few silicon manufacturers with demonstrated ability to deliver SiGe BiCMOS products. We currently have SiGe BiCMOS process technologies at 0.35 micron and 0.18 micron and are developing a 0.13 micron SiGe BiCMOS process.

        We continue to invest in technology that helps improve the performance, integration level and cost of analog and mixed-signal products. This includes improving the density of passive elements such as capacitors and inductors, improving the analog performance and voltage handling capability of active devices, and integrating advanced features in our specialty CMOS processes that are currently not readily available. Examples of such features currently under development include technologies aimed at integrating micro-electro-mechanical devices with CMOS for higher quality passive elements, manufacturing tools that can increase the density of our capacitors with improved dielectric films, and scaling the features we offer today to the 0.13 micron process technology.

Manufacturing

        We have placed significant emphasis on achieving and maintaining a high standard of manufacturing quality. We seek to enhance our production capacity for our high-demand specialty process technologies and to design and implement manufacturing processes that produce consistently high manufacturing yields. Our production capacity in each of our specialty process technologies enables us to provide our customers with volume production, flexibility and quick-to-market manufacturing services. All of our process research and development is performed in our manufacturing facility in Newport Beach, California.

  Capacity

        We currently have the capacity to commence the fabrication process for approximately 17,000 eight-inch wafers per month, depending on process technology mix, in our Newport Beach, California fab. Our fab generally operates 24 hours per day, seven days per week. We provide a variety of services in Newport Beach, California from full scale production to small engineering qualification lot runs to probe services. We have the ability to rapidly change the mix of production processes in use in order to respond to changing customer needs and maximize utilization of the fab. We have made, and are continuing to make, capital investments in our Newport Beach, California fab to shift capacity from standard CMOS process technologies to specialty process technologies and to expand overall capacity.

We also plan to seek opportunities to add manufacturing capacity outside of this facility as needed by expanding our existing manufacturing supply relationships, entering into new relationships with other manufacturers or acquiring existing manufacturing facilities. Consistent with this strategy, we have entered into supply agreements with each of ASMC and HHNEC, two of China's leading silicon semiconductor foundries. These agreements are designed to provide us with low-cost, scalable production capacity and multiple location sourcing for our customers. To date, we have not utilized significant capacity from our manufacturing suppliers. While these suppliers have substantially met our requests for wafers to date, if we had a sudden significant increase in demand for their services, it is unlikely that they would be able to satisfy our increased demand in the short term.

  Equipment

        Our policy is to qualify the vendors from which we purchase equipment to assure process consistency, expedite installation and production release, reduce consumable inventories, combine equipment support resources and maximize supplier leverage. The principal equipment we use to manufacture semiconductor wafers are scanners, steppers, track equipment, etchers, furnaces, automated wet stations, implanters and metal sputtering, chemical vapor deposition and chemical mechanical planarization equipment. We can expand our specialty process manufacturing capacity by purchasing lower-cost equipment because we are able to meet our customers' performance requirements using adapted digital CMOS equipment sets that are typically one or two generations behind leading-edge digital CMOS process equipment.

        Our Newport Beach, California fab is organized into bays based on function with manufacturing operations performed in clean rooms in order to maintain the quality and integrity of wafers that we produce. Clean rooms have historically been rated on the number of 0.5 micron particles allowable within a cubic foot of air and we generally refer to them as class-1, 10, 100, 1,000, 10,000, or 100,000 on that basis. A significant majority of our current clean rooms operate at a class-10 level.

  Raw Materials

        Our manufacturing processes use highly specialized materials, including semiconductor wafers, chemicals, gases and photomasks. These raw materials are generally available from several suppliers. However, we often select one vendor to provide us with a particular type of material in order to obtain preferred pricing. In those cases, we generally also seek to identify, and in some cases qualify, alternative sources of supply.

        We generally maintain sufficient stock of principal raw material for two-weeks' production based on historical usage at our Newport Beach, California fab. Our vendors also generally keep four to six weeks of pre-approved material at their local warehouse in order to support changes that may occur in our requirements and to respond to quality issues. Although some of our blanket purchase order contracts contain price and capacity commitments, these commitments tend to be short term in nature. However, we have agreements with several key material suppliers under which they hold similar levels of inventory at our warehouse and fab for our use. We are not under any obligation under these agreements to purchase raw material inventory that is held by our vendors at our site until we actually use it, unless we hold the inventory beyond specified time limits.

        Some of our material providers are our sole source for those materials. The most important raw material used in our production processes is silicon wafers, which is the basic raw material from which integrated circuits are made. The sole supplier of our wafers is Wacker Siltronic Corporation. Siltronic supplies our wafer requirements from three separate facilities, providing redundancy in the event a facility's operations are interrupted. In addition, Siltronic maintains an approximately six week supply of inventory at our fab. Through Conexant and Rockwell, we have had a long-term supply relationship with Siltronic. We believe that qualification of a second wafer supplier could take from six months to one year.

        Photronics, Inc. is the sole-source supplier of photomasks for use in our Newport Beach, California fab. We have entered into a supply agreement with Photronics that provides us with guaranteed pricing for photomasks through 2008, but allows us to negotiate with Photronics annually to obtain reductions in the base price of the masks. Photronics maintains manufacturing facilities in the United States, Singapore and Taiwan. We believe it would take between ten and 12 months to qualify a new supplier if Photronics was unable or unwilling to continue as a supplier.

        Additionally, we currently use TDEAT, a gas used in our 0.35 micron, 0.25 micron, and 0.18 micron process. We believe that this chemical is no longer manufactured. We have qualified four new tools that use a different, more available chemical, to perform the 0.35 micron, 0.25 micron, and 0.18 micron processes. We have two more tools to qualify before we can completely eliminate the use of TDEAT. We believe our current supply of TDEAT will be sufficient for our operations through 2006; however, we cannot assure you that our supply will be sufficient for this time period or that all or a portion of our existing supply will not be spilled, destroyed or otherwise lost prior to completing the conversion. If we lose all or any portion of our supply of TDEAT our ability to perform the 0.35 micron, 0.25 micron and 0.18 micron processes will be limited until all six tools have been qualified. If we are unable to perform the 0.35 micron, 0.25 micron and 0.18 micron processes at our full capacity then our production schedules could be delayed which could result in lost customers and lost revenues.

        We receive one of our liquid chemicals, EKC 652, which is used in the etch process from E.I. du Pont de Nemours and Company. Dupont is the sole source supplier of this chemical and its chemistry is unique. We believe that it would take between four and six months to replace this chemical in the event Dupont were unable or unwilling to continue as a supplier.

        We use a large amount of water in our manufacturing process. We obtain water supplies from the local municipality. We also use substantial amounts of electricity supplied by Southern California Edison in the manufacturing process. We maintain back-up generators that are capable of providing adequate amounts of electricity to maintain vital life safety systems, such as toxic gas monitors, fire systems, exhaust systems and emergency lighting in case of power interruptions, which we have experienced from time to time.

  Quality Control

        We seek to attract and retain leading international and domestic semiconductor companies as customers by establishing and maintaining a reputation for high quality and reliable services and products. Our Newport Beach, California fab has achieved ISO9001:2000 certification and has also been certified as meeting the standards of ISO 14001 and BS7799. ISO9001:2000 sets the criteria for developing a fundamental quality management system. This system focuses on continuous improvement, defect prevention and the reduction of variation and waste. ISO 14001 consists of a set of standards that provide guidance to the management of organizations to achieve an effective environmental management system. BS7799 is a certification that focuses on security information management activities associated with the development of semiconductor applications, including process design, development and methodologies.

        Our policy is to implement quality control measures that are designed to ensure high yields at our facilities. We test and monitor raw materials and production at various stages in the manufacturing process before shipment to customers. Quality assurance also includes on-going production reliability audits and failure tracking for early identification of production problems.

        We also conduct routine quality audits of ASMC and HHNEC with respect to the manufacture of semiconductors for us. These quality audits involve our engineers and management meeting with representatives of ASMC and HHNEC, reviewing and assessing their quality controls and procedures and implementing changes and enhancements designed to ensure that each entity has adopted quality control standards similar to ours.

Our Services

        We primarily manufacture semiconductor wafers for our customers. We focus on providing a high level of customer service in order to attract customers, secure production from them and maintain their continued loyalty. We emphasize responsiveness to customer needs, flexibility, on-time delivery, speed to market and accuracy. Our customer-oriented approach is evident in two prime functional areas of customer interaction: customer design development and manufacturing services. Throughout the customer engagement process, we offer services designed to provide our customers with a streamlined, well-supported, easy to monitor product flow. We believe that this process enables our customers to get their products to market quickly and efficiently.

        Wafer manufacturing requires many distinct and intricate steps, each of which must be completed accurately in order for finished semiconductor devices to work as intended. After a design moves into volume production, we continue to provide ongoing customer support through all phases of the manufacturing process.

        The processes required to take raw wafers and turn them into finished semiconductor devices are generally accomplished through five steps: circuit design, mask making, wafer fabrication, probe, and assembly and test. The services we offer to our customers in each of the five steps are described below.

  Circuit Design

        We interact closely with customers throughout the design development and prototyping process to assist them in the development of high performance and low power consumption semiconductor designs and to lower their final die, or individual semiconductor, costs through die size reductions and integration. We provide engineering support and services as well as manufacturing support in an effort to accelerate our customers' design and qualification process so that they can achieve faster time to market. We have entered into alliances with Cadence Design Systems, Inc., Synopsys, Inc. and Mentor Graphics Corp., leading suppliers of electronic design automation tools, and also licensed technology from ARM Holdings plc and Synopsys, Inc., leading providers of physical intellectual property components for the design and manufacture of semiconductors. Through these relationships, we provide our customers with the ability to simulate the behavior of our processes in standard electronic design automation, or EDA, tools. To provide additional functionality in the design phase, we offer our customers standard and proprietary models within design kits that we have developed. These design kits, which collectively comprise our design library, or design platform, allow our customers quickly to simulate the performance of a semiconductor design in our processes, enabling them to refine their product design before actually manufacturing the semiconductor.

        The applications for which our specialty process technologies are targeted present challenges that require an in-depth set of simulation models. We provide these models as an integral part of our design platform. At the initial design stage, our customers' internal design teams use our proprietary design kits to design semiconductors that can be successfully and cost-effectively manufactured using our specialty process technologies. Our engineers, who typically have significant experience with analog and mixed-signal semiconductor design and production, work closely with our customers' design teams to provide design advice and help them optimize their designs for our processes and their performance requirements. After the initial design phase, we provide our customers with a multi-project wafer service to facilitate the early and rapid use of our specialty process technologies, which allows them to gain early access to actual samples of their designs. Under this multi-project wafer service, we schedule a bimonthly multi-project wafer run in which we manufacture several customers' designs in a single mask set, providing our customers with an opportunity to reduce the cost and time required to test their designs. We believe our circuit design expertise and our ability to accelerate our customers' design cycle while reducing their design costs represents one of our competitive strengths.

  Photomask Making

        Our engineers generally assist our customers to design photomasks that are optimized for our specialty process technologies and equipment. Actual photomask production occurs at independent third parties that specialize in photomask making.

  Wafer Fabrication

        We provide wafer fabrication services to our customers using specialty process technologies, including advanced analog CMOS, RF CMOS, high voltage CMOS, BiCMOS, SiGe BiCMOS and BCD processes, as well as using standard CMOS process technologies. During the wafer fabrication process, we perform procedures in which a photosensitive material is deposited on the wafer and exposed to light through a mask to form transistors and other circuit elements comprising a semiconductor. The unwanted material is then etched away, leaving only the desired circuit pattern on the wafer. By using our ebizz web site, customers are able to access their lot status and work-in-process information via the Internet.

  Probe

        After a visual inspection, individual die on a wafer are tested, or "probed," electrically to identify die that fail to meet required standards. Die that fail this test are marked to be discarded. We generally offer wafer probe services at the customer's request and conduct those services internally in order more quickly to obtain accurate data on manufacturing yield rates. At times when wafers are ordered in excess of our probe capacity in our Newport Beach, California fab, we may offer to coordinate shipping of completed wafers to third-party vendors for probe services.

  Assembly and Test

        Following wafer probe, wafers go through the assembly and test process to form finished semiconductor products. We typically refer our customers to third-party providers of assembly and test services.

Sales and Marketing

        We seek to establish and maintain relationships with our customers by providing a differentiated process technology portfolio, effective technical services and support and flexible manufacturing. Our sales process is a highly technical and lengthy process. The entire cycle from design win to volume production typically takes between eight and 36 months. During this cycle our customers typically dedicate anywhere from three to 12 engineers to support the design, prototype and evaluation phases of their products.

  Our Sales Process

        The following chart portrays our sales process.

        Design Win Acquisition Phase.    Our sales personnel work closely with current and potential customers to identify opportunities for them to pursue product designs using our process technologies. The customer's decision to design a semiconductor product using one of our process technologies is based upon several technical and economic factors, including choosing the optimal process technology to achieve a cost-effective solution for their semiconductor device.

        The decision to use a specialty process technology also generally requires the customer to select its specialty process foundry. Customers do not typically move a given design between foundries until the next generation of that design is evaluated because of the highly sensitive and variable nature of specialty process production. The same semiconductor design produced at different specialty process foundries, or even at different times in the same foundry, may have materially different performance characteristics. As a result, customers place significant value upon a given foundry's ability to produce devices that consistently meet specifications, and may be reluctant to shift to another foundry once the process has been stabilized. Given the high switching costs associated with specialty process devices, the design decision process represents a significant commitment by the customer, consuming between one and 12 months and often involving the customer's product architects, design engineers, purchasing personnel and executive management. Our customers will often install our proprietary design platform, which runs on industry standard EDA tools. The customer will often design a test circuit for our process in order to evaluate how the circuit performs in an actual silicon implementation. We refer to a potential customer's decision to design a specific semiconductor using one of our processes as a design win. As of any particular date, we define a customer as any party from whom we have recognized revenues in the prior twelve months. As of March 31, 2006, we had approximately 242 design wins from over 90 customers. A design win commences the design phase.

        Design Phase.    The design phase typically involves from three to 12 of our customer's design engineers and one of our technical support engineers. This phase generally takes from four to 12 months, after which time the customer provides a circuit data file for which we purchase mask reticles for the manufacture of the semiconductor and commence manufacturing of the customer's design, which is considered a "tape-in," at which point the prototype phase commences.

        Prototype Phase.    During the prototype phase, we manufacture the customer's prototype semiconductor and ship the silicon wafers to the customer for functional testing and verification. The customer may test the devices at the wafer or die level, or may package and test the prototype semiconductor devices. Once the customer tests its product design in an actual silicon implementation, the customer may need to make modifications to its design in order to increase performance, add features or correct a design error. The prototype phase typically requires two to 12 months, depending on the number of design modifications required. Once the customer determines that the semiconductors they have developed are ready to ship to its end-customers for evaluation, the evaluation phase commences.

        Evaluation Phase.    After the customer receives functioning semiconductors, it typically provides them to its own end-customers for evaluation. These semiconductors are generally application specific devices targeted for products such as cellular phones, digital TVs, set-top boxes, gaming devices, wireless local area networking devices, digital cameras, switches, routers and broadband modems. If our customer successfully wins a sub-system or system level design with its customers, which typically takes from two months to 12 months, it in turn places orders with us to satisfy its customer's requirements, and production manufacturing commences. Once 100 wafers incorporating a particular design have been ordered, the evaluation phase is complete, the design is classified as being in volume production and it is removed from the design win total.

        Of our design wins as of March 31, 2006, approximately 27% are in the design phase, approximately 46% are in the prototype phase and approximately 27% are in the evaluation phase. If at any time during the process our customer determines to abandon its design effort, we consider the design a "lost design win" and no longer count it towards our total number of design wins. Once the design cycle is complete and the customer has ordered 100 wafers based on the design, the design is reclassified as a design in volume production, and is no longer considered a design win.

        The following table sets forth the aggregate pre-volume production design wins we had achieved and the aggregate design wins that have become designs in volume production since our formation as of each date reflected:

	Inception	December 27, 2002	December 26, 2003	December 31, 2004	December 30, 2005	March 31, 2006
Pre-Volume Production Design Wins	5	37	105	172	213	242
Designs in Volume Production	0	0	8	29	51	56

        In addition to the designs in volume production described above, we have approximately 165 designs in volume production that were in production or pre-production at the time of our formation.

  Sales Contracts

        Our major customers purchase services and products from us on a contract basis. Most other customers purchase from us using purchase orders. We price our products for these customers on a per wafer or per die basis, taking into account the complexity of the technology, the prevailing market conditions, volume forecasts, the strength and history of our relationship with the customer and our current capacity utilization.

        Most of our customers usually place their orders only two to four months before shipment; however our major customers are obligated to provide us with longer forecasts of their wafer needs.

  Marketing

        We advertise in trade journals, organize technology seminars, publish press releases, opinion editorials and whitepapers, perform presentations and speeches at industry conferences, participate in panel sessions, hold a variety of regional and international technology conferences, and attend and exhibit at a number of industry trade fairs to promote our products and services. We discuss advances in our process technology portfolio and progress on specific relevant programs with our prospective and major customers as well as industry analysts and research analysts on a regular basis.

Customers, Markets and Applications

        Our customers use our processes to design and market a broad range of digital, analog and mixed-signal semiconductors for diverse end markets including wireless and high-speed wireline communications, consumer electronics, automotive and industrial. We manufacture products that are used for high-performance applications such as transceivers and power management for cellular phones; transceivers and power amplifiers for wireless local area networking products; power management, audio amplifiers and driver integrated circuits for consumer electronics; tuners for digital televisions and set-top boxes; modem chipsets for broadband access devices and gaming devices; serializer/deserializers, or SerDes, for fiber optic transceivers; focal plan arrays for imaging applications; and wireline interfaces for switches and routers.

        Conexant and Skyworks were our largest customers during 2005 and the first quarter of 2006, together accounting for approximately 60.5% and 56.2% of our revenues, respectively. We are currently focused on developing and broadening our relationships with our other customers.

        Our backlog, which represents the aggregate purchase price of orders received from customers, but not yet recognized as revenues, was approximately $41.1 million, $63.6 million and $80.6 million at December 31, 2004, December 30, 2005 and March 31, 2006, respectively. We expect to fill a significant majority of orders in backlog at March 31, 2006, within the current fiscal year. All of our orders, however, are subject to possible rescheduling by our customers. Rescheduling may relate to quantities or delivery dates, but sometimes relates to the specifications of the products we are shipping. Our supply contracts with our largest customers provide for penalties if firm orders are cancelled. Other customers do business with us on a purchase order basis, and some of these orders may be cancelled by the customer without penalty. We also may elect to permit cancellation of orders without penalty where management believes it is in our best interests to do so. Consequently, we cannot be certain that orders on backlog will be shipped when expected or at all. For these reasons, as well as the cyclical nature of our industry, we believe that our backlog at any given date is not a meaningful indicator of our future revenues.

  Our Major Customers

        Skyworks Solutions, Inc. is an industry leader in radio solutions and precision analog semiconductors servicing a diversified set of mobile communications customers. Skyworks was formed upon the spin-off of Conexant's wireless communications division and subsequent merger with Alpha Industries, Inc. We work closely with Skyworks to define the process technologies it requires to design certain of its next-generation products for its target markets. The products that we manufacture for Skyworks include semiconductors used in RF transceivers and power control devices for cellular phone applications. We have also entered into a wafer supply agreement with Skyworks. For a description of this supply agreement see "Certain Relationships and Related Transactions—Wafer Supply Agreements with Related Parties—Skyworks Wafer Supply and Services Agreement."

        Conexant Systems, Inc. is a leading semiconductor supplier providing system solutions that enable digital information and entertainment networks. Conexant's product portfolio includes the building blocks required for bridging cable, satellite, and terrestrial data, digital video networks and wireless local area networks. We continue to produce a significant percentage of Conexant's wafer requirements. Conexant remains a large and important customer for us and we continue to work closely with Conexant to capture its new design opportunities. The products that we manufacture for Conexant include semiconductors used in analog, DSL and cable modems, personal computers, set-top boxes and gaming devices. In connection with our formation we entered into a wafer supply agreement with

Conexant. For a description of this supply agreement see "Certain Relationships and Related Transactions—Wafer Supply Agreements with Related Parties—Conexant Wafer Supply and Services Agreement."

        Marvell Technology Group Ltd. specializes in the design of high performance, mixed-signal and digital semiconductors aimed at the high-speed computer, storage, communications and multimedia markets. Marvell has designed semiconductors utilizing our SiGe BiCMOS process technology for use in its wireless local area networking products for the portable and fixed gaming console markets, as well as the cellular handset market.

        RF Micro Devices, Inc. designs, develops, manufactures and markets proprietary radio frequency integrated circuits, or RFICs, primarily for wireless communications products and applications such as cellular phones and base stations, wireless local area networking devices and cable modems. RF Micro Devices offers a broad array of products, including amplifiers, mixers, modulators/demodulators, and single-chip receivers, transmitters and transceivers that represent a substantial majority of the RFICs required in wireless handsets. RF Micro Devices formed a strategic relationship with us in October 2002, which included a wafer supply agreement, a master development agreement and an equity investment in us. As of March 31, 2006, our strategic relationship with RF Micro Devices has resulted in 12 pre-volume production design wins and four designs in volume production. These design wins are for products including cellular transceivers, power controllers and wireless infrastructure components. For a description of this supply agreement see "Certain Relationships and Related Transactions—Wafer Supply Agreements with Related Parties—RF Micro Devices Wafer Supply Agreement."

        Freescale Semiconductor, Inc. designs and manufactures embedded semiconductors for the automotive, consumer, industrial, network and wireless markets. In June 2005, we entered into a wafer supply and foundry agreement with Freescale. The products that we manufacture for Freescale under this agreement include RF transceivers for cellular products and ultra wideband transceivers.

        Airoha Technology Corp. is a leading wireless communication integrated circuit design company in Taiwan, which produces highly integrated RF mixed-signal integrated circuits for wireless communication applications. Airoha has designed semiconductors using our SiGe BiCMOS process technology for use in its wireless LAN and personal handy phone system products.

        Xceive Corporation is a fabless semiconductor company that produces RF-to-baseband transceiver integrated circuits for TVs and set-top boxes. Xceive has designed semiconductors using our 0.18 micron SiGe BiCMOS process technology for use in its personal computer and mobile television tuner products.

        Mindspeed Technologies, Inc. designs, develops and sells semiconductor solutions for communications applications in enterprise, access, metropolitan and wide area networks. Mindspeed has designed semiconductors using our analog CMOS, advanced analog CMOS, BiCMOS and SiGe BiCMOS process technologies for use in its high-speed networking integrated circuits and video products.

  New Customer Development

        Through our focus on developing new customer relationships, at March 31, 2006, we had secured approximately 222 design wins with 90 post-formation customers across a broad range of end markets. In addition, at March 31, 2006, approximately 35 post-formation customer designs had moved to designs in volume production. We believe our continuous focus on achieving design wins as well as on ramping up production volumes of our current design wins will allow us to continue to diversify and grow our revenue base. The following table provides a summary of end-user applications as well as representative products addressed by our design wins and designs in volume production:

	Wireless Communications		Consumer Electronics		Wireline Communications		Other Markets
Representative end market products	• •	Cellular phones Wireless networking systems	• • • • •	Digital TVs DVD players Cordless phones Gaming devices Set-top boxes	• • • •	Switches Optical transceivers Broadband modems Analog modems	• • • •	Imaging products Military products Automotive radar Sensors
Representative semiconductors	• • • • •	GSM/GPRS/EDGE transceivers Power amplifiers WCDMA transceivers Wireless local area networking transceivers Ultra wideband transceivers	• • • •	DSL and cable modem chipsets Digital and mobile TV tuners DVD laser drivers Power management	• •	SerDes for transceiver modules Analog to digital converters	• •	Image sensors Focal plane arrays
Representative publicly-announced customers	• • • • •	Airoha Freescale Marvell Technology RF Micro Devices Skyworks	• • • •	Conexant Xceive Micro Linear RF Magic	• • •	Conexant Mindspeed Texas Instruments	• •	DRS Systems Rockwell Scientific

        We recently entered into a technology license agreement and a technology transfer agreement with PolarFab pursuant to which we acquired, directly and by license, certain process technologies that we intend to incorporate into our BCD process technologies. PolarFab is obligated to cooperate with us to transfer at least 50% of its foundry services, including its third-party customers utilizing the acquired technologies, to us by June 2007, and 95% of these foundry services to us by February 2008. We will be required to make certain royalty payments based on a percentage of revenues from sales of devices manufactured for PolarFab's customers, to pay fees based on certain thresholds of production volume of wafers we manufacture using the acquired process technologies and to make payments based on certain milestones related to the qualification and production of wafers using the acquired processes. The technology license agreement restricts us from manufacturing more than 250 wafers per quarter for certain current customers of PolarFab until May 2007. This restriction does not apply to the manufacture and sale of analog devices to current customers of either PolarFab or us if such devices are of a type that have not been previously manufactured by PolarFab for the respective customer.

Competition

        We compete internationally and domestically with dedicated foundry service providers such as Taiwan Semiconductor Manufacturing Company, United Microelectronics Corporation, Semiconductor Manufacturing International Corporation and Chartered Semiconductor Manufacturing Ltd., which, in addition to providing leading edge complementary metal oxide semiconductor process technologies, also have capacity for some specialty process technologies. We also compete with integrated device manufacturers that have internal semiconductor manufacturing capacity or foundry operations, such as IBM. In addition, several new dedicated foundries have commenced operations and may compete directly with us. Many of our competitors have higher capacity, longer operating history, longer or more established relationships with their customers, superior research and development capability and greater financial and marketing resources than our company. As a result, these companies may be able to compete more aggressively over a longer period of time than us.

        IBM competes in both the standard CMOS segment and in specialty process technologies. In addition, there are a number of smaller participants in the specialty process arena. We believe that most of the large dedicated foundry service providers compete primarily in the standard CMOS segment, but they also have capacity for specialty process technologies. Prior to our separation from Conexant, Conexant entered into a long-term licensing agreement with Taiwan Semiconductor Manufacturing Company under which Taiwan Semiconductor Manufacturing Company licensed from Conexant the right to manufacture semiconductors using Conexant's then existing 0.18 micron or greater SiGe BiCMOS process technologies. We do not believe that Taiwan Semiconductor Manufacturing Company has focused its business on the SiGe BiCMOS market to date. However, Taiwan Semiconductor Manufacturing Company publicly announced in 2001 that it planned to use the licensed technology to accelerate its own foundry processes for the networking and wireless communications markets. Since our formation, we have continued to make improvements in our SiGe BiCMOS process technology. We have not licensed any of these improvements to Taiwan Semiconductor Manufacturing Company. We do not believe that the license of SiGe BiCMOS process technology by Taiwan Semiconductor Manufacturing Company has had any significant effect on our business or competitive position. In the event Taiwan Semiconductor Manufacturing Company determines to focus its business on the SiGe BiCMOS market, it may use and develop the technology licensed to it in 2001 to compete directly with us in the specialty market, and such competition may harm our business.

        As our competitors continue to increase their manufacturing capacity, there could be an increase in specialty semiconductor capacity during the next several years. As specialty capacity increases there may be more competition and pricing pressure on our services, and underutilization of our capacity may result. Any significant increase in competition or pricing pressure may erode our profit margins, weaken our earnings or increase our losses.

        Additionally, some semiconductor companies have advanced their complementary metal oxide semiconductor designs to 90 nanometer or smaller geometries. These smaller geometries may provide the customer with performance and integration features that may be comparable to, or exceed, features offered by our specialty process technologies, and may be more cost-effective at higher production volumes for certain applications, such as when a large amount of digital content is required in a mixed-signal semiconductor and less analog content is required. Our specialty process technologies will therefore compete with these advanced CMOS processes for customers and some of our potential and existing customers could elect to design these advanced CMOS processes into their next generation products. We are not currently capable, and do not currently plan to become capable, of providing CMOS processes at these smaller geometries. If our existing customers or new customers choose to design their products using these CMOS processes our business may suffer.

        The principal elements of competition in the semiconductor foundry industry include:

  •
  technical competence;

  •
  production speed and cycle time;

  •
  time-to-market;

  •
  research and development quality;

  •
  available capacity;

  •
  fab and manufacturing yields;

  •
  customer service;

  •
  price;

  •
  management expertise; and

  •
  strategic relationships.

        We cannot assure you that we will be able to compete effectively on the basis of all or any of these elements. Our ability to compete successfully may depend to some extent on factors outside of our control, including industry and general economic trends, import and export controls, exchange controls, exchange rate fluctuations, interest rate fluctuations and political developments. If we cannot compete successfully in our industry, our business and results of operations will be harmed.

Research and Development

        The semiconductor industry is characterized by rapid changes in technology. As a result, effective research and development is essential to our success. We invested approximately $22.8 million in 2003, $18.7 million in 2004, $19.7 million in 2005 and $5.0 million in the first quarter of 2006 in research and development, which represented 12.3%, 8.5%, 9.9% and 8.9% of our revenues in each period, respectively. We plan to continue to invest significantly in research and development activities to develop advanced process technologies for new applications. As of March 31, 2006, we employed 78 professionals in our research and development department, approximately 30 of whom hold Ph.D. degrees.

        Our research and development activities seek to upgrade and integrate manufacturing technologies and processes. Although we emphasize firm-wide participation in the research and development process, we maintain a central research and development team primarily responsible for developing cost-effective technologies that can serve the manufacturing needs of our customers. A substantial portion of our research and development activities are undertaken in cooperation with our customers and equipment vendors.

Intellectual Property

        Our success depends in part on our ability to obtain patents, licenses and other intellectual property rights covering and relating to wafer manufacturing and production processes, semiconductor structures and other structures fabricated on wafers. To that end, we have acquired certain patents and patent licenses and intend to continue to seek patents covering and relating to wafer manufacturing and production processes, semiconductor structures and other structures fabricated on wafers. As of March 31, 2006, we had 129 patents in force in the United States and ten patents in force in foreign countries. We also had 30 pending patent applications in the United States, 30 pending patent applications in foreign countries and four pending patent applications in the Patent Cooperation Treaty.

        The Patent Cooperation Treaty permits us to simultaneously seek protection for an invention in over one hundred member countries. Under this treaty, our application is first subjected to a search for published documents that could affect the patentability of the invention. After the search, we may request a preliminary examination on patentability, or submit an application in elected countries. We may also request a preliminary examination that will result in a Patent Cooperation Treaty written opinion on patentability before we submit an application in elected countries. Upon submitting an application in elected countries, the search result or the written opinion on patentability will be used by each country to determine patentability of the invention. The Patent Cooperation Treaty process is an optional formal and preliminary process to reduce costs by centralizing the search and preliminary examination that each country would otherwise have to perform. Furthermore, the Patent Cooperation Treaty process permits us to avoid translation costs and patent office costs associated with filing an application in a member country before making a preliminary examination of whether the patent application is likely to be accepted.

        Our issued patents have expiration dates ranging from 2006 to 2024. We consider our patent portfolio to be important to our business, but do not view any single patent as material in relation to our overall revenues. We believe that our SiGe and BiCMOS portfolios are material to our business. Patents within our SiGe portfolio expire at various times from 2020 to 2024. Patents within our RF CMOS portfolio expire at various times from 2018 to 2024. Patents within our BiCMOS portfolio expire at various times from 2008 to 2024.

        Our expired patents generally related to legacy technologies that were developed by our predecessors, namely Rockwell. Due to the rapid pace of technological changes and advancement in the field of semiconductor fabrication and processing, we do not believe that the expiration of these patents materially affected our competitive position.

        We have entered into patent licenses. For example, we entered into a technology license agreement under which we licensed to ASMC, without the right to sublicense, CMOS, RF CMOS, BiCMOS and SiGe BiCMOS process technologies and engineering assistance, for use in connection with its manufacture of wafers for us. We also licensed our process technologies, patents and know how relating to the production of certain CMOS and RF CMOS wafers to HHNEC for its own use and certain RF CMOS and SiGe BiCMOS process technologies for use solely in connection with the manufacture of wafers for us, in each case without the right to sublicense.

        We have entered into a technology license agreement that grants to us worldwide perpetual license rights from PolarFab regarding certain process technologies that we intend to incorporate into our BCD process technologies for the manufacture of wafers by us for our customers and customers of PolarFab. We also entered into an associated technology transfer agreement for such processes. We are able to adapt, prepare derivatives based on, or otherwise exploit the licensed technology, however, we are restricted from using certain licensed BCD process technologies with respect to motor controllers for hard disk drives. We are also able to sublicense the process technologies to ASMC, HHNEC and any of our future manufacturing suppliers to manufacture for us and our customers.

        During 2004, we entered into a cross license and release agreement with an unrelated third party. The license includes technology developed by the third party related to our manufacturing process. In exchange for the license and release we agreed to make certain payments through 2007. We may choose to obtain additional patent licenses or enter into additional patent cross-licenses in the future. However, we cannot assure you as to whether future agreements will be reached or as to the terms of any agreement that is consummated.

        In connection with our separation from Conexant, Conexant contributed to us a substantial portion of our intellectual property, including software licenses, patents and intellectual property rights in know-how related to our business. We agreed to license intellectual property rights relating to the owned intellectual property contributed to us by Conexant back to Conexant and its affiliates. Conexant may use this license to have Conexant products produced by third-party manufacturers and to sell such products, but must obtain our prior consent to sublicense these rights for the purpose of enabling that third party to provide semiconductor fabrication services to Conexant.

        In connection with our formation, Conexant granted to us non-exclusive, royalty-free licenses:

  •
  in patents and process technology materials for use at our facilities in order to produce, sell, develop and improve semiconductor wafers and devices;

  •
  to use the design kits that we offer to our customers; and

  •
  to certain other intellectual property used in our business.

        The agreement provides that in no event will our or Conexant's aggregate liability exceed $5.0 million, nor will we or they be liable for consequential or incidental damages. Because the amount of Conexant's indemnity obligation to us is capped, it may not be sufficient to cover all damages we might have to pay, or other costs we may incur in connection with the agreement.

        Prior to our separation from Conexant, Conexant entered into a long-term licensing agreement with Taiwan Semiconductor Manufacturing Company under which Taiwan Semiconductor Manufacturing Company licensed from Conexant the right to manufacture semiconductors using Conexant's then existing 0.18 micron or greater SiGe BiCMOS process technologies.

        You may find a more complete description of the intellectual property contributed and licensed to us by Conexant under "Certain Relationships and Related Transactions."

        Our ability to compete depends on our ability to operate without infringing the proprietary rights of others. The semiconductor industry is generally characterized by frequent litigation regarding patent and other intellectual property rights. As is the case with many companies in the semiconductor industry, we have from time to time received communications from third parties asserting that their patents cover certain of our technologies or alleging infringement of their other intellectual property rights. We expect that we will receive similar communications in the future. Irrespective of the validity or the successful assertion of such claims, we could incur significant costs and devote significant management resources to the defense of these claims, which could seriously harm our company. There is no material litigation involving an infringement claim currently pending against us.

        In order to minimize our risks from claims based on our manufacture of semiconductor devices or end-use products whose designs infringe on others' intellectual property rights, we generally accept orders only from companies that we believe have a satisfactory reputation and for products that are not identified as at risk for potential infringement claims.

Environmental Matters

        Semiconductor manufacturing processes generate solid, gaseous, liquid and other industrial wastes in various stages of the manufacturing process. We have installed various types of pollution control equipment in our fab to reduce, treat and, where feasible, recycle the wastes generated in our manufacturing process. Our operations are subject to strict regulation and periodic monitoring by the United States Environmental Protection Agency along with several state and local environmental agencies.

        We have implemented an environmental management system that assists us in identifying applicable environmental regulations, evaluating compliance status and establishing timely waste preventive measures. The systems we implemented have been certified as meeting the ISO 14001 standard. ISO 14001 consists of a set of standards that provide guidance to the management of organizations to achieve an effective environmental management system.

        We believe that we have adopted pollution measures for the effective maintenance of environmental protection standards substantially consistent with U.S. federal, state and local environmental regulations. We also believe that we are currently in material compliance with applicable environmental laws and regulations.

Litigation

        We are not currently involved in material litigation or other proceedings. As is the case with many companies in the semiconductor industry, we have from time to time received notices alleging infringement of intellectual property rights of others and breach of warranties.

Employees

        As of March 31, 2006, we had 805 employees, which included 678 employees in manufacturing, 78 employees in research and development and 49 employees performing sales, marketing and administrative functions.

        As of March 31, 2006, 343 of our employees are covered by a collective bargaining agreement and are members of the International Brotherhood of Electrical Workers. We believe that we have a good relationship with all of our employees.

Risk Management and Insurance

        As part of our risk management program, we surveyed our buildings and fab for resistance to potential earthquake damage. As a result of this survey, we implemented additional measures to minimize our fab's exposure to potential damage caused by future earthquakes and seismically qualified our fab for a high magnitude earthquake.

        We maintain industrial special risk insurance for our facilities, equipment and inventories that covers physical damage and consequential losses from natural disaster and certain other risks up to the policy limits and except for exclusions as defined in the policies. We also maintain public liability insurance for losses to others arising from our business operations and carry insurance for business interruption resulting from such events and if our suppliers are unable to provide us with supplies. While we believe that our insurance coverage is adequate and consistent with industry practice, significant damage to any of our or our manufacturing suppliers' production facilities, whether as a result of fire or other causes, could seriously harm our business and results of operations.

Properties

        Our headquarters and manufacturing facilities are located in Newport Beach, California. We lease the use of these facilities from Conexant under leases that expire March 12, 2017 and we have the option to extend each lease for two consecutive five-year periods after March 12, 2017. We also lease from third-parties warehouse facilities in Irvine, California and office facilities in Shanghai, China. The following table provides certain information as to our principal general offices, manufacturing and warehouse facilities:

Property Location	Use	Floor Space
Newport Beach, California	Headquarters office	68,227 square feet
Newport Beach, California	Manufacturing facility	311,687 square feet
Irvine, California	Warehouse	10,064 square feet
Shanghai, China	Research and development facility	8,813 square feet

        We do not anticipate any difficulty in retaining occupancy of any of our sales, engineering or manufacturing facilities through lease renewals prior to expiration or through month-to-month occupancy. We expect these office and warehouse facilities to be adequate for our business purposes through 2006 and we expect additional space to be available to use on commercially reasonable terms at that time. Consistent with our manufacturing strategy, we plan to add manufacturing capacity as needed by expanding our existing manufacturing supply relationships, entering into new manufacturing supply relationships or acquiring existing manufacturing facilities.

MANAGEMENT

Executive Officers, Directors and Key Employees

        The following table sets forth certain information about our executive officers, members of our board of directors and key employees, as expected to be in office upon completion of this offering.

Name	Age	Position
Shu Li	47	President, Chief Executive Officer and Director
Nabil Alali	44	Vice President, Newport Beach Operations
Brent Jensen	48	Vice President and Chief Financial Officer
Daniel T. Lynch	59	Vice President, Human Resources
Jeffrey R. McHenry	45	Vice President, Supply Chain Management
Marco Racanelli	40	Vice President, Engineering and Technology
Theodore Zhu	46	Chief Marketing Officer and Vice President, Sales
Claudius E. Watts, IV(2)(3)	44	Chairman of the Board, Director
Donald R. Beall(3)	67	Director
Dwight W. Decker(2)(3)	56	Director
Jerry D. Neal(1)(3)	61	Director
Todd R. Newnam(1)(3)	35	Director
R. Douglas Norby(1)	70	Director
Donald E. Schrock(2)	60	Director

(1)
Member of Audit Committee.

(2)
Member of Compensation Committee effective upon the completion of this offering.

(3)
Member of Governance and Nominating Committee effective upon the completion of this offering.

        Shu Li, 47, President, Chief Executive Officer and Director.    Dr. Li has served as President and as a director since March 2002, and as Chief Executive Officer since May 2002. Before joining us, Dr. Li served as Senior Vice President of Platform Technologies, Quality and Supply Chain Management for Conexant Systems, Inc., which designs, develops and sells semiconductor system solutions for communications applications, from January 2000 to February 2002. While there, he directed Conexant's fabless initiatives, as well as the development of a company-wide quality and supply chain management strategy. Dr. Li also led the effort to transition us from a captive wafer manufacturing division of Conexant into an independent specialty semiconductor foundry. Before joining Conexant, Dr. Li held various positions with AlliedSignal/Honeywell, an international controls company, from January 1994 to December 1999, serving as Divisional Vice President and General Manager of Semiconductor Packaging, Divisional Vice President and General Manager of Commercial Spares and Logistics Services, Vice President of Operations, and Vice President of Engineering. Prior to joining AlliedSignal/Honeywell, Dr. Li also worked for Motorola, Inc., a provider of integrated communications and embedded electronic solutions for communications, networking, transportation, industrial, computing and portable energy systems markets, as Senior Operations Manager, Advanced Custom Technologies, and held senior level operations positions at Intel Corporation, the world's largest semiconductor chip maker. In connection with our investment in HHNEC, Dr. Li became a member of its board of directors. Dr. Li received his doctorate in operations research from Harvard University, earned his master's degree in electrical engineering and computer sciences from the University of Illinois, and received his bachelor's degree in electrical engineering in China.

        Nabil Alali, 44, Vice President, Newport Beach Operations.    Mr. Alali has served as Vice President, Newport Beach Operations since April 2006. Mr. Alali has also served in several key positions with us, formerly serving as our General Manager, Newport Beach Operations from June 2005 to April 2006, our Executive Director, Operations from November 2002 to June 2005 and our Director, Equipment Engineering from May 2002 to November 2002. Prior to joining us, Mr. Alali served Conexant Systems, Inc. for approximately eight years as Director, Process and Equipment Engineering from

August 2001 to May 2002, Director, Equipment Engineering from May 1999 to August 2001 and Photolithography Production Manager from August 1998 to May 1999. While at Conexant, he was responsible for the implementation of several equipment improvement programs, fab yield improvement programs, new product introduction to fabrication, and key manufacturing excellence productivity improvement programs, as well as leading several manufacturing-wide cost reduction and restructuring initiatives Mr. Alali received a master's degree in electrical engineering from California State University at Long Beach and a master's degree in business administration from the University of California at Irvine.

        Brent Jensen, 48, Vice President and Chief Financial Officer.    Mr. Jensen was appointed Vice President and Chief Financial Officer in July 2005. Mr. Jensen began his financial career in the semiconductor business in the early eighties with National Semiconductor and has worked in the industry for over 15 years. Before joining us, he held the position of Chief Financial Officer with ZARS, Inc., a pharmaceutical company from August 2004 to July 2005. From February 2004 to August 2004, Mr. Jensen was pursuing personal interests. Preceding this, Mr. Jensen spent 13 years with AMI Semiconductors in various financial positions, most recently as Senior Vice President and Chief Financial Officer, a position he held from December 2000 to February 2004. As such, he was responsible for the worldwide financial role of the company, including its transition from a private to a public company as a result of the initial public offering in 2003. Prior to AMI Semiconductor, he held the position of Controller with SII MegaDiamond, Inc. and was senior auditor with KPMG Peat Marwick, LLP. Mr. Jensen received both his bachelor's degree and master of accounting degree in accounting from Brigham Young University. Mr. Jensen is also a certified public accountant.

        Daniel T. Lynch, 59, Vice President, Human Resources.    Mr. Lynch has served as Vice President, Human Resources since March 2002. Before joining us, Mr. Lynch was Executive Director of Employee Relations for Conexant from January 1999. At Conexant, Mr. Lynch was responsible for all employee and labor relations activity, as well as health, safety and workers' compensation initiatives. Before joining Conexant in January 1999, Mr. Lynch spent 23 years at Rockwell International Corporation, an electronic controls and communications company now named Rockwell Automation, Inc., most recently as Executive Director, Employee Relations. During his time at Rockwell International, Mr. Lynch was responsible for all major elements of human resources including staffing, compensation, training, performance management systems and employee communications. Mr. Lynch received his bachelor's degree in English from University of California, Los Angeles and a master's degree in industrial relations from George Washington University.

        Jeffrey R. McHenry, 45, Vice President, Supply Chain Management.    Mr. McHenry has served as Vice President, Supply Chain Management since December 2003. Mr. McHenry also served as Executive Director, Marketing from March 2002 to December 2003. Before joining us, Mr. McHenry was with Conexant from January 1999 to February 2002, most recently serving as the Director of Foundry Services. Prior to his role as Director of Foundry Services, Mr. McHenry held various positions in business planning and product marketing, and served as director of supply chain management, where he was responsible for driving company-wide forecasts, balancing supply/demand requirements for both internal and external customers, and achieving customer delivery performance metrics. Mr. McHenry also played a key role in the development of our initial business plan and strategy and the establishment of initial customer engagements and directed the implementation of our infrastructure to support the new foundry model. Before joining Conexant, Mr. McHenry began his career in 1984 at Rockwell Semiconductor, where he held a variety of positions encompassing supply chain and operations management, business planning and product marketing. Mr. McHenry holds a bachelor's degree in economics and a master's degree in business administration from the University of California, Irvine.

        Marco Racanelli, 39, Vice President, Engineering.    Dr. Racanelli has served as Vice President, Technology and Engineering since March 2002. Before joining us, Dr. Racanelli held several positions of increasing responsibility with Conexant from January 1999, most recently as Executive Director, Research and Development. In these positions, Dr. Racanelli helped establish SiGe and BiCMOS technology, and a strong design support organization. Before joining Conexant, Mr. Racanelli was an engineer with Rockwell International, an electronic controls and communications company now named Rockwell Automation, Inc., from June 1996 and an engineer with Motorola from 1991 to 1996. Dr. Racanelli received his bachelor's of engineering from Lehigh University, and his doctorate and master's degree in electrical engineering from Carnegie Mellon University.

        Theodore Zhu, 46, Chief Marketing Officer and Vice President, Sales.    Dr. Zhu has served as Chief Marketing Officer since April 2006 and Vice President, Sales since March 2002. Before joining us, Dr. Zhu served as Executive Director of Foundry Services for Conexant from April 2001 to February 2002. While at Conexant, he was responsible for technical marketing, business development and customer support, including securing customer commitments in support of our transition from Conexant to an independent specialty semiconductor foundry. Before joining Conexant, Dr. Zhu served as the Technical Director of Magnetic Random Access Memory Technology (MRAM) and Chief Engineering Fellow for the Honeywell Solid State Electronics Center from April 1998 to April 2001, where he was responsible for the technical, operational and financial aspects of this self-supported research and business development group. Dr. Zhu also spent eight years with Motorola, including four years as a chief technologist charged with technical responsibility for its magnetic devices laboratory. Dr. Zhu received his doctorate in solid state physics from Purdue University and earned his bachelor's degree in physics in China.

        Claudius E. Watts, IV, 44, Chairman of the Board, Director.    Mr. Watts was elected as our chairman of the board and as a director in February 2002. Mr. Watts is currently a Managing Director with The Carlyle Group, a large private equity firm. Mr. Watts is the head of Carlyle's Technology Buyout Group and focuses on buyouts and growth equity investments in large companies providing software, software enabled services, semiconductors and electronic systems. Prior to joining Carlyle, Mr. Watts was a Managing Director in the mergers and acquisitions group of First Union Securities, Inc., an investment banking firm, now Wachovia Securities, from May 1998 to April 2000, where he led the firm's defense, aerospace, and technical services mergers and acquisitions efforts. Mr. Watts joined First Union in conjunction with First Union's 1998 acquisition of Bowles Hollowell Conner & Co., an investment banking firm, where Mr. Watts had been employed since June 1994. Prior to attending graduate school Mr. Watts was a fighter pilot in the U.S. Air Force. Mr. Watts earned a bachelor's degree in electrical engineering from The Citadel in Charleston, South Carolina and a master's degree in business administration from The Harvard Graduate School of Business Administration.

        Donald R. Beall, 67, Director.    Mr. Beall was elected as a director in November 2002. Mr. Beall is currently a director of Rockwell Collins, Inc., an avionics and communications company, where he served as non-executive Chairman of its board of directors from June 2001 to June 2002, and currently serves as the Chairman of its Executive Committee and as a member of its Technology Committee. Mr. Beall retired from Rockwell International, an electronic controls and communications company now named Rockwell Automation, Inc., in 1998 after serving as Chairman, Chief Executive Officer and/or President for nearly 20 years. Mr. Beall is currently a director of Conexant Systems, Inc., Mindspeed Technologies, Inc., a public networking semiconductor company spun out from Conexant in June 2003, and CT Realty, a real estate investment company. Mr. Beall is also a former director of Amoco, a petroleum and chemical corporation, ArvinMeritor, a public company that supplies integrated systems, modules and components for trucks, specialty original equipment manufacturers and certain aftermarkets, Times Mirror, a publishing and media company, Procter & Gamble, a public consumer product conglomerate, Skyworks Solutions, Inc., a public wireless semiconductor company. Mr. Beall is a former Trustee of the California Institute of Technology, a member of various University of California, Irvine supporting organizations, an overseer of the Hoover Institution at Stanford, an advisor to the Naval Postgraduate School, and an advisor to the San Jose State University School of

Engineering. Mr. Beall is an investor, director and/or advisor with several private companies and investment partnerships.

        Dwight W. Decker, 56, Director.    Dr. Decker has served as a director since March 2002. Dr. Decker is chairman and Chief Executive Officer of Conexant Systems, Inc., a position he has held since its formation in November of 1998, except for the period from March through October of 2004 when he held the sole position of non-executive Chairman. Prior to Conexant's spin-off from Rockwell International Corporation in January 1999, Dr. Decker served as Senior Vice President of Rockwell International, an electronic controls and communications company now named Rockwell Automation, Inc., and President, Rockwell Semiconductor Systems. Dr. Decker also serves as the non-executive Chairman and a director of Skyworks Solutions, Inc. a public wireless semiconductor company, and Mindspeed Technologies, Inc. a public networking semiconductor company; and also as a director of Pacific Mutual Holding Company, a life insurance and investments company, and BCD Semiconductor, a private semiconductor company headquartered in Shanghai, China. He is also a director or member of numerous professional and civic organizations. Dr. Decker received his bachelor's degree in mathematics and physics from McGill University and his doctorate in applied mathematics from the California Institute of Technology.

        Jerry D. Neal, 61, Director.    Dr. Neal was elected a director in November 2002. Dr. Neal is a co-founder and Executive Vice President of Marketing and Strategic Development for RF Micro Devices, a company that designs, develops, manufactures and markets radio frequency integrated circuits primarily for wireless communications products and applications. Before co-founding RF Micro Devices in 1991, Dr. Neal held various positions with Analog Devices, Inc., a company that designs, manufactures and markets analog, mixed-signal and digital signal processing integrated circuits, and Hewlett-Packard. Dr. Neal also founded Moisture Control Systems for the production of his patented electronic sensor for measurement of soil moisture for research, which was later sold to Hancor, Inc. Dr. Neal received his associate's degree in electrical engineering from Gaston Technical Institute and North Carolina State University and his doctor of business management degree from Southern Wesleyan University.

        Todd R. Newnam, 35, Director.    Mr. Newnam was elected a director in March 2002. Mr. Newnam is currently a Managing Director with The Carlyle Group and is focused on U.S. buyout opportunities for software, semiconductors, electronic systems and related distribution services companies. Prior to joining Carlyle, Mr. Newnam was a Vice President in the Defense, Aerospace, and Technical Services Group in the mergers and acquisitions group of First Union Securities, Inc., now Wachovia Securities, from May 1998 to April 2000. Mr. Newnam joined First Union in conjunction with First Union's acquisition of Bowles, Hollowell, Conner & Co., where Mr. Newnam had been employed since June 1996. From July 1993 to July 1994, Mr. Newnam served as an investment banker with Salomon Brothers, Inc. and from June 1992 to July 1993 as an investment banker with PaineWebber Inc. Mr. Newnam earned a bachelor's degree in political science from Davidson College and received a master's degree in business administration with distinction from The Harvard Graduate School of Business Administration.

        R. Douglas Norby, 70, Director.    Mr. Norby was appointed a director in May 2004. From July 2003 until his retirement in January 2006, Mr. Norby served as the Chief Financial Officer and Senior Vice President of Tessera Technologies, Inc., a company that develops semiconductor packaging technology. Prior to joining Tessera Technologies in July 2003, Mr. Norby served as Senior Vice President and Chief Financial Officer of Zambeel, Inc. a data storage systems company, from March 2002 to February 2003, as Senior Vice President and Chief Financial Officer of Novalux, Inc., an optical device company, from December 2000 to March 2002 and as Executive Vice President and Chief Financial Officer of LSI LogicCorporation, a public semiconductor company, from November 1996 to December 2000. Novalux, Inc. filed a petition for relief under the Federal Bankruptcy Code in March 2003. Mr. Norby currently serves on the boards of LSI Logic Corporation a public company that engages in the design and development of semiconductors, Alexion Pharmaceuticals, Inc., a public biotechnology company, and STATS ChipPAC, Inc., a public semiconductor assembly and test company. Mr. Norby received a bachelor's degree in economics from Harvard University and a master's degree in business administration from The Harvard Graduate School of Business Administration.

        Donald E. Schrock, 60, Director.    Mr. Schrock was elected a director in August 2003. Mr. Schrock recently retired as Executive Vice President and Group President of QUALCOMM Incorporated, a wireless communications company, on August 1, 2003. Prior to that, Mr. Schrock served as Senior Vice President of QUALCOMM from February 1997 and President of its CDMA Technologies division from October 1997. He joined QUALCOMM in January 1996 as Corporate Vice President and in June 1996 was promoted to General Manager, QCT Products Division. Prior to joining QUALCOMM, he was Group Vice President and Division Manager with Hughes Aircraft Company. Mr. Schrock's extensive background includes more than 35 years experience in the semiconductor industry. Mr. Schrock holds a bachelor's degree in electrical engineering with honors from the University of Illinois, as well as a master's degree in electrical engineering and advanced business administration degrees from Arizona State University.

Composition of the Board of Directors

        Our board of directors has responsibility for our overall corporate governance and meets regularly throughout the year.

        Our bylaws provide that our board of directors may consist of up to 11 members, with the exact number of directors to be determined by resolution of the board of directors. Upon the completion of this offering we will have eight authorized directors, consisting of Messrs. Watts, Beall, Decker, Li, Neal, Newnam, Norby and Schrock.

        We have entered into board representation agreements with each of The Carlyle Group, Conexant and RF Micro Devices, which permit each of them to appoint designated directors to serve as members of our board. Each designated director will remain a member of the board following the completion of this offering until his or her successor is duly elected and qualified or until his or her death, disability, resignation or removal. Of our directors who will serve following the completion of the offering, The Carlyle Group has designated Messrs. Newnam and Watts; Conexant has designated Messrs. Beall and Decker; and RF Micro Devices has designated Dr. Neal. These board representation agreements will terminate upon the completion of this offering.

        Upon completion of this offering, our board of directors will be divided into three classes. One class will be elected at each annual meeting of stockholders for a term of three years. The Class I directors, whose term will expire at the 2007 annual meeting of stockholders, are Messrs. Li and Norby. The Class II directors, whose term will expire at the 2008 annual meeting of stockholders, are Messrs. Beall, Newnam and Schrock. The Class III directors, whose term will expire at the 2009 annual meeting of stockholders are Messrs. Decker, Neal and Watts. At each annual meeting of stockholders, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election or special meeting held in lieu thereof and until their successors are duly elected and qualified. Executive officers are elected by and serve at the direction of our board of directors. There are no family relationships between any of our directors or executive officers.

        We, affiliates of The Carlyle Group, Conexant and RF Micro Devices have entered into a third amended and restated stockholder agreement that will become effective upon the completion of this offering under which we will agree to nominate, and those stockholders will agree to vote all shares of capital stock held by them in favor of, three persons designated by The Carlyle Group, two persons designated by Conexant and one person designated by RF Micro Devices to serve on our board of directors. Since affiliates of The Carlyle Group, Conexant and RF Micro Devices together will own more than 50% of our outstanding voting power after this offering, we will be a "controlled company"

within the meaning given to that term under the rules of the NASDAQ National Market. As a controlled company, we will be exempt from the requirements that our board of directors be comprised of a majority of independent directors or that our compensation committee and governance and nominating committee be comprised of independent directors. For a description of the third amended and restated stockholder agreement, please refer to "Description of Capital Stock—Stockholder Agreement."

        Since our existing and expected board composition includes directors designated by our significant customers, Conexant and RF Micro Devices, our board has adopted a policy excluding each director from access to customer specific information, unless neither the director nor any party that designated or nominated the director has a competitive relationship with the specific customer. This excluded information includes contract terms, revenues derived from the customer, production status, pricing information, intellectual property and financial information. This information would not be excluded to the extent that the information would be required to be disclosed in our public filings or to the extent that disclosing to the affected director is necessary in order for the director to be able to perform his or her duties on the board. It is also our board's policy to exclude such directors from decisions regarding any transactions or other matters involving a customer that competes with the customer that designated such director. Under the stockholders agreement, we have reserved the right to exclude any stockholder that is a party to the agreement and any director designated for nomination by such stockholder from access to any information or meeting if we believe that such exclusion is necessary or appropriate to preserve or protect our confidential or privileged information that we reasonably believe may be used in a manner adverse to us, our other stockholders or our customers, so long as the exercise of such right would not limit the stockholder's rights under applicable law. Pursuant to the stockholders agreement and the policy adopted by our board of directors, our management routinely evaluates information that is considered for presentation to stockholders that are party to the stockholders agreement or their designees that are members of our board of directors to ascertain whether portions of such information are competitively sensitive and should not be disclosed to particular stockholders or members of our board of directors. In addition, our board of directors may require that a stockholder designee to our board of directors be excluded from attending portions of a meeting where action to be taken may be competitive to another stockholder or customer.

Committees of the Board of Directors

        Upon completion of this offering, our board of directors will have an audit committee, compensation committee and governance and nominating committee. Our board of directors has adopted charters for the audit committee, compensation committee and nominating/corporate governance, as well as corporate governance guidelines to be effective upon the completion of this offering.

  Audit Committee

        Upon completion of this offering, the audit committee will consist of Messrs. Neal, Newnam and Norby. The functions of this committee will include:

  •
  meeting with our management periodically to consider the adequacy of our internal controls and the objectivity of our financial reporting;

  •
  appointing the independent auditors, determining the compensation of the independent auditors and pre-approving the engagement of the independent auditors for audit or non-audit services;

  •
  having oversight of our independent auditors, including reviewing the independence and quality control procedures and the experience and qualifications of our independent auditors' senior personnel that are providing us audit services;

  •
  meeting with the independent auditors and reviewing the scope and significant findings of the audits performed by them, and meeting with management and internal financial personnel regarding these matters;

  •
  reviewing our financing plans, the adequacy and sufficiency of our financial and accounting controls, practices and procedures, the activities and recommendations of our auditors and our reporting policies and practices, and reporting recommendations to our full board of directors for approval;

  •
  establishing procedures for the receipt, retention and treatment of complaints regarding internal accounting controls, or auditing matters and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and

  •
  following the completion of this offering, preparing the reports required by the rules of the Securities and Exchange Commission to be included in our annual proxy statement.

        Each of our independent auditors and our financial personnel will have regular private meetings with this committee and will have unrestricted access to this committee. The controlled company exception does not modify the independence requirements for the audit committee. Under the rules of the Securities and Exchange Commission regarding independence of audit committee members, we are required to have at least one member of the audit committee who meets the independence definition at the time the registration statement of which this prospectus forms a part is declared effective. Within 90 days after effectiveness, a majority of the members of the audit committee must be independent, and within one year of effectiveness, all audit committee members must be independent. We do not believe that either Mr. Newnam or Dr. Neal currently satisfies the definition of independence for audit committee purposes. Consequently, we expect to replace one or both of Messrs. Newnam and Neal with a new member of the board of directors meeting the definition of independence within 90 days after effectiveness of the registration statement, and replace both within one year after effectiveness of the registration statement.

  Compensation Committee

        Upon completion of this offering, the compensation committee will consist of Messrs. Decker, Watts and Schrock. The functions of this committee will include:

  •
  establishing overall employee compensation policies and recommending to our board major compensation programs;

  •
  reviewing and approving the compensation of our corporate officers and directors, including salary and bonus awards;

  •
  administering our various employee benefit, pension and equity incentive programs;

  •
  reviewing executive officer and director indemnification and insurance matters;

  •
  managing and reviewing any employee loans; and

  •
  following the completion of this offering, preparing an annual report on executive compensation for inclusion in our proxy statement.

        As a controlled company under the rules of the NASDAQ National Market, we are permitted, and have elected, to opt out of the NASDAQ National Market requirements that would otherwise require our compensation committee entirely to consist of independent directors.

  Governance and Nominating Committee

        Upon completion of this offering, the governance and nominating committee will consist of Messrs. Watts, Beall, Decker, Neal and Newnam. The functions of this committee will include:

  •
  recommending to our board qualified candidates for election to our board of directors;

  •
  evaluating and reviewing the performance of existing directors;

  •
  making recommendations to our board regarding governance matters, including our certificate of incorporation, bylaws, and charters of our committees; and

  •
  developing and recommending to our board governance and nominating guidelines and principles applicable to us.

        As a controlled company under the rules of the NASDAQ National Market, we are permitted, and have elected, to opt out of the NASDAQ National Market requirements that would otherwise require our governance and nominating committees entirely to consist of independent directors.

        Prior to the completion of this offering, we will make charters for the audit committee, compensation committee and nominating committee as well as our corporate governance guidelines available on our web site at www.jazzsemi.com. Information contained in our website is not incorporated by reference into and does not form any part of this prospectus.

Compensation Committee Interlocks and Insider Participation

        During 2005 and the first quarter of 2006, Messrs. Watts and Decker served on the compensation committee of our board of directors. Other than Mr. Watts, who served as our President until March 2002 and Vice President until December 2003, no member of our compensation committee has at any time served as an officer or been employed by us or any of our subsidiaries. We did not compensate Mr. Watts in his capacity as one of our officers. None of our executive officers serves, or in the past year has served, as a member of the board of directors or compensation committee of any other entity that has executive officers who have served on our board of directors or compensation committee. Dr. Decker is the Chairman of the Board of Directors and Chief Executive Officer of Conexant Systems, Inc. Dr. Neal is a co-founder and Executive Vice President of Marketing and Strategic Development for RF Micro Devices, Inc. For a description of transactions between us and each of Conexant and RF Micro Devices, see "Certain Relationships and Related Transactions."

Director Compensation

        Our non-employee directors receive a compensation package that provides each non-employee director with a $25,000 annual retainer, to be paid in quarterly installments, an initial grant of options to purchase 90,000 shares of common stock upon their initial election or appointment to the board of directors and a grant of options to purchase 45,000 shares of common stock annually thereafter. However, no options to purchase our common stock were granted in 2005 to any of our non-employee directors. Each of Messrs. Newnam and Watts has indicated that he will not accept options from us due to the policies of his employer, and each has directed that all cash compensation otherwise payable to him for board service be paid-directly to The Carlyle Group. Similarly, Mr. Neal has indicated that he will not accept options from us due to the policies of his employer, RF Micro Devices, and has directed that all cash compensation otherwise payable to him for board service be paid directly to RF Micro Devices.

        Under the non-employee director compensation arrangement, each non-employee director will receive a payment of $1,500 for each board meeting attended in person, or $750 if attended via teleconference. The audit committee chair will receive an additional $8,000 annual retainer and audit committee members, other than the chair, will receive a $5,000 annual retainer. The compensation committee chair will receive an annual retainer of $5,000 and compensation committee members, other than the chair, will receive an annual retainer of $3,000.

Limitation on Liability and Indemnification Matters

        Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of our directors for monetary damages to the fullest extent permitted by law, and provides discretionary authority to indemnify our officers, directors and employees for any damages they may incur in connection with the performance of their services for the company. Our bylaws provide that we will indemnify our directors, officers and employees, and those who serve as directors, officers and employees of other entities at our request, to the fullest extent permitted by Delaware law. Under current Delaware law, a director's liability to us or our stockholders may not be limited:

  •
  with respect to any breach of the director's duty of loyalty to us or our stockholders;

  •
  for acts or omissions not in good faith or involving intentional misconduct;

  •
  for knowing violations of law;

  •
  for any transaction from which the director derived an improper personal benefit;

  •
  for improper transactions between the director and us; and

  •
  for improper distributions to stockholders and loans to directors and officers.

        We have entered into agreements to indemnify each of our directors and executive officers, in addition to indemnification provided for in our bylaws. These agreements, among other things, indemnify our directors and executive officers for certain expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by us arising out of such person's services as our director or executive officer. These provisions are, in some cases, broader than the specific indemnification provisions permitted by Delaware law, and may provide additional procedural protection. The indemnification agreements require us, among other things, to advance expenses, as incurred, to officers and directors in connection with a legal proceeding, subject to limited exceptions. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers. Currently, there is no pending litigation or proceeding involving any of our directors, executive officers or employees for which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

        We currently have directors' and officers' liability insurance.

Executive Compensation

        The following table sets forth all compensation awarded to, earned by or paid to our chief executive officer and our four other most highly compensated executive officers whose annual salary and bonus exceeded $100,000 for services rendered in all capacities to us during 2005. These five executive officers are referred to as the named executive officers in this prospectus.

SUMMARY COMPENSATION TABLE

		Annual Compensation
Name and principal position(1)			All Other Compensation(2)
	Year	Salary
Shu Li President and Chief Executive Officer	2005	$414,630	$4,859
Paul H.G. Kempf Chief Technology and Strategy Officer(3)	2005	233,693	4,545
Theodore Zhu Vice President, Sales and Marketing	2005	233,580	4,531
Marco Racanelli Vice President, Engineering	2005	190,914	3,313
Daniel T. Lynch Vice President, Human Resources	2005	181,621	3,850

(1)
Mr. Brent Jensen joined us in July 2005 as Vice President and Chief Financial Officer. Mr. Jensen is not included in the chart as his salary and bonus for the partial 2005 year did not qualify him as one of the four most highly compensated officers. Mr. Jensen's compensation for 2005 was $141,902, which included his annual base salary of $112,077 for the period from July 2005 to December 30, 2005, a cash bonus in the amount of $25,000, payment for relocation expenses in the amount of $678 and a related tax gross-up payment of $4,147. On July 29, 2005, Mr. Jensen was granted options to purchase 500,000 shares of our common stock under our 2002 equity incentive plan at an exercise price of $2.50 per share, of which 25% vest upon the first anniversary of the grant and each of the three years thereafter. As of December 30, 2005, none of the options had vested or been exercised. We also contributed $1,808 to Mr. Jensen's 401(k) in 2005. The cost of term life insurance paid by us on behalf of Mr. Jensen for 2005 was $134.

(2)
The amounts shown consist of company contributions to our 401(k) plan and the cost of term life insurance paid by us on behalf of the following:

	401(k) Contribution	Insurance
Shu Li	$4,361	$498
Paul H.G. Kempf	4,265	280
Theodore Zhu	4,251	280
Marco Racanelli	3,084	229
Daniel T. Lynch	3,632	218
(3)
Mr. Kempf resigned as our Chief Technology and Strategy Officer in February 2006.

        In accordance with the rules of the Securities and Exchange Commission, the compensation described in this table does not include medical, group life insurance or other benefits received by the named executive officers that are available generally to all of our salaried employees and certain perquisites and other personal benefits received by the named executive officers, which do not exceed the lesser of $50,000 or 10% of any such officer's salary and bonus disclosed in this table.

Option/Stock Appreciation Rights Grants in 2005

        During the year ended December 30, 2005, no stock options or stock appreciation rights were granted to the named executive officers.

Aggregated Option/SAR Exercises in 2005 and 2005 Year-End Option/SAR Values

        The following table sets forth, as to each named executive officer, information concerning the number of shares of our common stock acquired by each named executive officer upon the exercise of options to purchase shares of our common stock and the number of securities with respect to which stock appreciation rights were exercised by each named executive officer during fiscal 2005 and, in each case, the value realized as a result of those exercises. The following table also sets forth the number and value of unexercised in-the-money options and stock appreciation rights held by each of our named executive officers at December 30, 2005. The value of unexercised in-the-money options at December 30, 2005 is calculated based on the assumed initial public offering price of $                              per share of our common stock, the mid-point of the range shown on the front cover of this prospectus less the per share exercise price multiplied by the number of shares issued or issuable upon exercise of the options. The value of unexercised in-the-money stock appreciation rights at December 30, 2005 is calculated based on the closing price per share of the Conexant common stock underlying the stock appreciation rights as of December 30, 2005 (the last trading day before December 30, 2005), less the per share reference price for the stock appreciation rights multiplied by the number of shares underlying the stock appreciation rights. The closing price of Conexant common stock on December 30, 2005 was $2.26.

						Value of Unexercised In-the-Money Options/SARs at December 30, 2005
			Number of Securities Underlying Unexercised Options/SARs at December 30, 2005
Name	Shares Acquired on Exercise (#)	Value Realized ($)				Exercisable ($)	Unexercisable ($)
			Exercisable (#)		Unexercisable (#)
Shu Li
Jazz options	0	0	1,000,000	(1)	0		0
Conexant stock appreciation rights	0	0	640,332		0	0	0
Paul H.G. Kempf
Jazz options	0	0	650,000	(2)	0		0
Conexant stock appreciation rights	0	0	19,384		0	0	0
Theodore Zhu
Jazz options	0	0	300,000	(3)	0		0
Conexant stock appreciation rights	0	0	24,592		0	0	0
Marco Racanelli
Jazz options	0	0	430,000	(4)	0		0
Conexant stock appreciation rights	0	0	0		0	0	0
Daniel T. Lynch
Jazz options	0	0	229,500	(5)	0		0
Conexant stock appreciation rights	0	0	67,681		0	0	0

(1)
Includes unvested options to purchase 500,000 shares of our common stock, which shares, if acquired upon exercise of the options prior to vesting would not be transferable and would be subject to a repurchase right in our favor, which right would lapse in accordance with the vesting schedule of the options.

(2)
Includes unvested options to purchase 325,000 shares of our common stock, which shares, if acquired upon exercise of the options prior to vesting would not be transferable and would be subject to a repurchase right in our favor, which right would lapse in accordance with the vesting schedule of the options.

(3)
Includes unvested options to purchase 150,000 shares of our common stock, which shares, if acquired upon exercise of the options prior to vesting would not be transferable and would be subject to a repurchase right in our favor, which right would lapse in accordance with the vesting schedule of the options.

(4)
Includes unvested options to purchase 187,500 shares of our common stock, which shares, if acquired upon exercise of the options prior to vesting would not be transferable and would be subject to a repurchase right in our favor, which right would lapse in accordance with the vesting schedule of the options.

(5)
Includes unvested options to purchase 118,750 shares of our common stock, which shares, if acquired upon exercise of the options prior to vesting would not be transferable and would be subject to a repurchase right in our favor, which right would lapse in accordance with the vesting schedule of the options.

Employment Agreements

        We currently do not have employment agreements with any of our executive officers.

Employee Benefit Plans

  2002 Equity Incentive Plan

        Purpose.    Our 2002 equity incentive plan was adopted by the board and approved by the stockholders in May 2002. The equity incentive plan was subsequently amended and restated by our board of directors and approved by the stockholders in May 2004 and October 2005. The equity incentive plan provides for grants of incentive stock options, as defined in Section 422 of the Internal Revenue Code of 1986, to our employees, as well as non-qualified stock options, stock bonuses and rights to acquire restricted stock to our employees, directors and consultants. The equity incentive plan is intended to facilitate the retention of current employees, consultants or directors as well as to secure and retain the services of new employees, consultants and directors and to provide incentives for such persons to exert maximum efforts for our success.

        Administration.    Following the completion of this offering, the equity incentive plan will be administered by the compensation committee of our board of directors, unless and until the compensation committee delegates administration to one or more members of our board of directors or to a committee of one or more members of our board of directors. However, the compensation committee may not delegate to a committee or otherwise, the power, among other things, to grant stock awards to our senior executives who are subject to Section 16 of the Securities Exchange Act of 1934 or to any employee who is, or could be, a "covered employee" within the meaning of Section 162(m) of the Internal Revenue Code of 1986. The administrator of the equity incentive plan has the power to interpret the plan and to adopt rules for the administration, interpretation and application of the equity incentive plan according to its terms. To the extent permitted by applicable law, our board of directors or the committee may also delegate to one or more of our officers the power, among other things, to designate which of our non-officer employees will receive stock awards, and the number of shares of our common stock that will be subject to each award, subject to a maximum aggregate number of shares specified by our board of directors or the committee at the time the delegation to the officer(s) is made.

        Securities Reserved.    The aggregate number of shares of our common stock reserved for issuance under the equity incentive plan is 17,647,000, which amount will increase annually on the first day of each calendar year beginning in 2007 and ending in 2011, by an amount equal to the lesser of (a) 3.5% of the number of outstanding shares of our common stock on the last day of the immediately preceding fiscal year; (b) 10,000,000 shares; or (c) such lesser number of shares as is determined by our board of directors. As of March 31, 2006, 10,751,725 shares of common stock are issuable upon the exercise of options outstanding under the equity incentive plan, 2,417,467 shares of common stock remain available for future grant under the equity incentive plan and 4,477,808 shares of common stock have been issued pursuant to awards granted under the equity incentive plan. To the extent that an award terminates, expires or lapses for any reason, any shares subject to the award at such time will be available for future grants under the equity incentive plan.

        Grant of Awards.    Certain employees, consultants and directors are eligible to be granted awards under the equity incentive plan. The administrator will determine:

  •
  which employees, consultants, and directors are to be granted awards;

  •
  the type of each award that is granted;

  •
  the number of shares subject to each award; and

  •
  terms and conditions of each award, consistent with the equity incentive plan.

        The administrator has the discretion, subject to the limitations of the equity incentive plan and applicable laws, to grant incentive stock options, non-qualified stock options, stock bonuses and rights to acquire restricted stock (except that only our employees may be granted incentive stock options). In no event, however, may a participant in our equity incentive plan be granted awards for more than 3,500,000 shares of common stock during any year (measured from the date of any grant).

        Limitation on Incentive Stock Option Treatment.    Only our employees may be granted incentive stock options. Even if an option is designated as an incentive stock option, the total fair market value of shares (determined as of the respective date or dates of grant) for which one or more options granted to an employee (including all options granted under the equity incentive plan and all other option plans of the company or any of our affiliates) may for the first time become exercisable as an incentive stock option during any one calendar year may not exceed $100,000. To the extent this limit is exceeded, the options granted will be non-qualified stock options.

        Exercise Price.    The per share exercise price of each option granted under the equity incentive plan will be determined by the administrator and will not be less than 100% of the fair market value of a share of our common stock on the grant date. For any person owning (within the meaning of Section 424(d) of the Internal Revenue Code of 1986) more than 10% of the total combined voting power of all classes of our capital stock or of any of our subsidiaries, the per share exercise price will be not less than 110% of the fair market value a share of our common stock on the grant date.

        Expiration of Awards.    The term of each award will be set by the administrator at the time of grant, subject to the following conditions: (1) no award term will be longer than ten years from the date of grant; and (2) the award term for an incentive stock option granted to a person owning (within the meaning of Section 424(d) of the Internal Revenue Code of 1986) more than 10% of the total combined voting power of all classes of our capital stock or of any of our subsidiaries will not exceed five years from the date of grant. Upon termination of an outstanding option holder's status as our employee, consultant or director, the holder may exercise his or her options within the period of time specified in the option grant, to the extent that the options were vested at the time of termination. If no time period was specified in the notice of grant, the option will remain exercisable for three months following the holder's termination of status as an employee, consultant or director, or until the date of expiration of the option as set forth in the option agreement, whichever is earlier. Options granted under the equity incentive plan must be exercised within six months if the holder's employment ends due to disability, within three years if the holder's employment ends due to the holder's death, or by the date of expiration of the option as set forth in the option agreement, whichever is earlier.

        Adjustments of Awards.    If the administrator determines that any dividend or other distribution, recapitalization, reclassification, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, liquidation, dissolutions, or sale, transfer, exchange or other disposition of all or substantially all of our assets, or exchange of our common stock or other securities, issuance of warrants or other rights to purchase our common stock or other securities, or other similar corporate transaction that affects our common stock will cause dilution or enlargement of benefits under the equity incentive plan, then the administrator may appropriately adjust:

  •
  the aggregate number and kind of shares subject to the equity incentive plan;

  •
  the maximum number and kind of shares by which the aggregate number of shares available for issuance under the equity incentive plan is to increase each year;

  •
  the number and kind of shares subject to outstanding awards;

  •
  the price per share of our common stock payable upon exercise of outstanding awards to counter the dilution or enlargement of benefits; and

  •
  the financial or other targets specified in each option agreement for determining the exercisability of options.

        Change of Control.    In its sole discretion, the administrator may provide, either by the terms of the applicable option agreement or by action taken prior to the occurrence of a merger, sale of all or substantially all of our assets or other similar transaction, that upon such event, each outstanding award will be assumed or substituted for an equivalent option, right, or award by the successor corporation.

        Amendment and Termination.    The administrator may amend, modify, suspend or terminate the equity incentive plan at any time, except that the administrator must obtain approval of our stockholders within twelve months before or after such action:

  •
  to increase the number of shares of our common stock that may be issued under the equity incentive plan;

  •
  to reduce the minimum option exercise price requirements;

  •
  to extend the limit on the period during which awards may be granted; or

  •
  if required by applicable law.

        Effective and Expiration Date.    The equity incentive plan became effective on June 26, 2002. The equity incentive plan will terminate on June 26, 2012, unless sooner terminated by the Board. Any award that is outstanding on the expiration date of the equity incentive plan will remain in force according to the terms of the equity incentive plan and the applicable award agreement.

        Section 162(m) of the Internal Revenue Code of 1986.    Under Section 162(m) of Internal Revenue Code of 1986, income tax deductions of publicly held corporations may be limited to the extent certain executive officers individually receive total compensation (including, but not limited to, such individual's base salary, annual bonus, and income attributable to stock option exercises and other non-qualified benefits) exceeding $1 million (less the amount of any "excess parachute payments" as defined in Section 280G of Internal Revenue Code of 1986) in any taxable year of the corporation. However, the deduction limit under Section 162(m) does not apply to certain "performance-based" compensation. In general, compensation is considered "performance-based" if it is paid based upon the attainment of objective financial performance goals established by an independent compensation committee pursuant to business criteria disclosed to, and approved by, the stockholders of the corporation. In addition, stock options will satisfy the "performance-based" exception if the awards are made by a qualifying compensation committee, the equity incentive plan sets the maximum number of shares that can be granted to any person within a specified period of time and the compensation is based solely on an increase in the stock price after the grant date (i.e., the exercise price is greater than or equal to the fair market value of the stock subject to the award on the grant date). The equity incentive plan is structured in a manner that is intended to provide the compensation committee with the ability to provide awards that satisfy the requirements for "performance-based" compensation under Section 162(m) of Internal Revenue Code of 1986 and the underlying regulations, in order to allow these awards, when payable, to be fully tax deductible by us. In addition, to the extent that the equity incentive plan was adequately disclosed in the prospectus accompanying the initial public offering, the regulations under Section 162(m) set forth a transitional rule generally providing that the deduction limit does not apply to any compensation plan that existed before the corporation became publicly held. The transitional rule may be relied on for grants made under the equity incentive plan prior to the earliest of: (1) the expiration of the equity incentive plan, (2) the material modification of the equity incentive plan, (3) the issuance of all shares reserved for issuance under the equity incentive plan, or (4) the first meeting of the our stockholders at which directors are to be elected that occurs after the close of the third calendar year following the calendar year in which our initial public offering occurs.

  Stock Appreciation Rights Plan

        Purpose.    Our board of directors adopted the Stock Appreciation Rights Plan on March 12, 2002 to motivate and retain former Conexant employees who were employed by us upon our formation. We adopted the plan to provide these employees with the ability to retain the economic value of their prior options to purchase shares of Conexant common stock that would otherwise have terminated in connection with the termination of their employment with Conexant, in the form of cash payments based on the appreciation in value of the common stock of Conexant from the date of our inception. Upon our inception our board granted to these employees cash only stock appreciation rights tied to the market value of Conexant common stock. As a result of Conexant's subsequent spin-off transactions involving Skyworks and Mindspeed, additional stock appreciation rights were issued to these employees that were tied to the appreciation in value of the common stock of Skyworks and Mindspeed from the date of the spin-off of these companies from Conexant. The number and exercise price of the Conexant stock appreciation rights were adjusted to reflect changes in value of the Conexant common stock as a result of those transactions. No additional stock appreciation rights will be issued under the plan, except in connection with changes in the capital structure of Conexant. The Skyworks and Mindspeed stock appreciation rights expired on December 31, 2004. The outstanding Conexant stock appreciation rights will expire on December 31, 2006.

        Administration.    Our board of directors is responsible for the general administration of the plan and may delegate its authority to a committee comprised of one or more members of the board of directors. Our board of directors, or the committee if so empowered, has the authority to implement, interpret and construe the stock appreciation rights plan and any rights granted under the plan and to adopt and amend rules to administer the plan that are consistent with the terms of the plan.

        Grant of Awards.    Only former employees of Conexant who were employed by us upon our formation were eligible to be granted stock appreciation rights under the plan. Our board of directors determined which transferred employees received a grant of stock appreciation rights and the number of rights each eligible transferred employee received.

        Stock Appreciation Rights Granted.    As of March 31, 2006 there were 2,136,915 Conexant stock appreciation rights outstanding under the stock appreciation rights plan at a reference price per share of $3.76.

        Vesting of Stock Appreciation Rights.    The Conexant stock appreciation rights vested and became exercisable at a rate of 25% on each six month anniversary of the grant date of the Conexant stock appreciation rights and became fully vested on March 12, 2004. Upon exercise, a holder of a stock appreciation right will be eligible to receive a payment in cash, minus any applicable tax withholding, equal to the difference between the reference price per share and the value of the securities underlying the stock appreciation right on the exercise date.

        Expiration of Awards.    The Conexant stock appreciation rights will terminate on the earlier of: (i) December 31, 2006; (ii) the expiration of the three-month period following the participant's termination of employment for any reason other than his or her death or disability; or (iii) the expiration of the twelve month period following the participant's termination of employment due to his or her death or disability. Any vested but unexercised stock appreciation rights will automatically be exercised upon termination of such stock appreciation right.

        Adjustments of Awards.    If there is a corporate event that affects the capital structure of Conexant, then the board of directors, or the committee if so empowered, may take action and make such adjustments to the plan and the applicable outstanding stock appreciation rights as it deems appropriate. These actions may include, among other things, adjustments to (1) the aggregate number of stock appreciation rights; (2) the reference price of outstanding stock appreciation rights; or (3) the grant of additional stock appreciation rights based on another security.

        Amendment and Termination.    The board of directors may amend, modify, suspend or terminate the stock appreciation rights plan at any time, and may alter or amend any outstanding stock appreciation rights, except that no alteration or amendment may impair the rights of a holder of a stock appreciation right without the holder's consent, except for adjustments to reflect any change in the capital structure of Conexant.

  401(k) Plan

        We maintain two employee savings and retirement plans that are intended to qualify under Section 401(k) of the Internal Revenue Code. Our union employees may participate in one of these plans and our non-union employees may participate in the other plan. Pursuant to the 401(k) plans, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and have the amount of the reduction contributed to the applicable 401(k) plan. We may make matching contributions to the 401(k) plan for non-union employees in amounts to be determined by our board of directors. We make matching contributions to the 401(k) plan for union employees up to 50% of the amount deferred to the plan by the union employee, subject to a per union employee cap of $750 per year.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions Relating to Our Formation

        Prior to March 12, 2002, our business was the Newport Beach, California semiconductor fabrication operations of Conexant Systems, Inc. Our business was formed upon the contribution of those fabrication operations by Conexant to its wholly-owned subsidiary, Newport Fab, LLC and the contribution of Newport Fab by Conexant to us, together with a cash investment in us by entities affiliated with The Carlyle Group. Conexant and affiliates of The Carlyle Group continue to be our largest stockholders. Forms of the material agreements relating to these transactions and the other transactions summarized below have been filed as exhibits to the registration statement of which this prospectus forms a part and the following summaries of such agreements are qualified in their entirety by reference to the full text of such agreements.

Separation of our Business from Conexant

        Conexant entered into several agreements with Newport Fab that governed the separation of our business from Conexant and the allocation of liabilities for pre-separation events between Newport Fab and Conexant including a contribution agreement and a patent assignment agreement.

        Pursuant to the contribution agreement and patent assignment agreement, Conexant contributed to Newport Fab effectively all of the assets and liabilities related to its fabrication and manufacturing operations, including:

  •
  the semiconductor wafer fabrication and probing operations in its Newport Beach, California fab;

  •
  research and development operations;

  •
  patents and other intellectual property rights related to our business; and

  •
  assumed liabilities, including those under transferred contracts, employment related liabilities and liabilities under a collective bargaining agreement.

        In exchange, Conexant received all of the membership interests in Newport Fab and became the sole member of Newport Fab under its operating agreement.

Investment by The Carlyle Group

        Following Conexant's contribution of our business to Newport Fab, we were capitalized through a contribution to us by Conexant of Newport Fab and a cash investment by entities affiliated with The Carlyle Group pursuant to the terms of a contribution agreement.

  Contribution Agreement

        Under the contribution agreement between us, Conexant and an entity affiliated with The Carlyle Group, as amended:

  •
  Conexant contributed all of its membership interests in Newport Fab and a warrant to purchase 2,900,000 shares of Conexant's common stock with a per share exercise price equal to the then fair market value of Conexant common stock, in exchange for 4,500,000 shares of our class B common stock; and

  •
  entities affiliated with The Carlyle Group contributed cash in the amount of approximately $52 million in exchange for 5,500,000 shares of our class A common stock.

        Pursuant to a recapitalization agreement between us, Conexant and entities affiliated with The Carlyle Group in July 2002, Conexant received 45,000,000 shares of our series B preferred stock in exchange for the 4,500,000 shares of class B common stock then held by it and the entities affiliated with The Carlyle Group received 55,000,000 shares of our series A preferred stock in exchange for the 5,500,000 shares of the class A common stock then held by them.

        Under the contribution agreement, we also distributed approximately $19.3 million in cash to Conexant. We are also required to pay Conexant royalty payments during our first 10 years of operation, based on our gross revenues derived from our manufacture of SiGe products for parties other than Conexant and its spun-off entities during this period of time. The royalty percentage begins at 5% and declines over the term of the royalty. For the year ended December 30, 2005, we did not make any royalty payments to Conexant because we offset any royalty payments that we were otherwise required to make to Conexant by amounts that we were required to contribute to a settlement agreement between Conexant and a third party.

        Under the contribution agreement, Conexant agreed to indemnify us for, among other things, damages arising from any breach of environmental and intellectual property representations and warranties. Generally, Conexant's aggregate liability for damages arising from any breach of the environmental representations and warranties will not exceed $10.0 million and Conexant's aggregate liability for damages arising from any breach of the intellectual property representations and warranties will not exceed $20.0 million. Because the amount of Conexant's indemnity obligation to us is capped, it may not be sufficient to cover all damages we might have to pay, or other costs we may incur in connection with the contribution agreement.

        Under a separate guarantee, we also guaranteed the discharge of the liabilities assumed by Newport Fab under its contribution agreement with Conexant.

        In connection with the contribution agreement, we entered into several ancillary agreements with Conexant, The Carlyle Group and affiliates of The Carlyle Group that govern the contribution by Conexant, the investment by affiliates of The Carlyle Group, the rights of Conexant and affiliates of The Carlyle Group as holders of our stock, and our corporate governance. The material agreements include a registration rights agreement, a stockholder agreement, board representation agreements, management agreements and review agreements.

        We also entered into several ancillary agreements with Conexant that governed the separation of our business from Conexant, the support of our business operations by Conexant for a defined period of time thereafter, and the allocation of liabilities for pre-separation events between us and Conexant, including:

  •
  a transferred intellectual property license agreement;

  •
  an intellectual property license agreement;

  •
  a transition services agreement;

  •
  an information technology services agreement;

  •
  an employee matters agreement; and

  •
  lease agreements for our headquarters office and Newport Beach, California fab.

        Unless specifically discussed below, we did not pay or receive any further consideration under these ancillary documents. The terms of the transition services agreement and the information technology services agreements have expired. In connection with employee matters agreement, we offered employment to certain employees of Conexant, each of whose services were related to the wafer fabrication operations and adopted our stock appreciation rights plan to provide the transferred employees with the opportunity to receive incentive compensation based on the appreciation in value of Conexant's common stock. This plan is discussed in more detail under "Management's Discussion and

Analysis of Financial Condition and Results of Operation—Stock Compensation Expense" and "Management—Employee Benefit Plans—Stock Appreciation Rights Plan."

        We amended and restated our stockholder agreement, registration rights agreement and board representation agreement in connection with our sale of series B preferred stock to RF Micro Devices in October 2002. The board representation agreements will terminate upon completion of this offering. We, affiliates of The Carlyle Group, Conexant and RF Micro Devices have entered into a third amended and restated stockholder agreement and an amended and restated registration rights agreement effective upon the completion of this offering. Further details regarding the third amended and restated stockholder agreement and amended and restated registration rights agreement that will be in effect upon the completion of this offering may be found under "Description of Capital Stock—Registration Rights Agreement" and "Description of Capital Stock—Stockholder Agreement."

  Management Agreements

        Under the management agreements, Conexant and The Carlyle Group have agreed to provide us, through officers, employees, agents, representatives and affiliates as they shall designate, advisory, consulting and other services related to our day-to-day operations; strategic planning services; and marketing and financial oversight. Conexant and The Carlyle Group have also agreed to assist us with the selection, retention and supervision of independent registered public accountants, outside legal counsel, investment bankers and other financial advisors or consultants. Effective upon the consummation of this offering, we plan to enter into a termination of the management agreements with each of Conexant and The Carlyle Group and, in connection with this termination, pay each of Conexant and The Carlyle Group a lump sum payment equal to $0.9 million.

        We paid each of Conexant and The Carlyle Group a fee of $0.3 million for consulting services in each of 2005, 2004 and 2003, respectively. We will continue to pay each of them $0.3 million per fiscal year until their respective agreements terminate, which will occur upon the completion of this offering. We have also agreed to pay The Carlyle Group additional reasonable compensation for future investment banking services.

  Review Agreements

        Under the review agreements, as amended, Conexant and affiliates of The Carlyle Group have the right to consult with our management regarding our operations and to review our financial and operating data. We have reserved the right to exclude these parties from access to any material or meeting if we believe such exclusion is necessary or appropriate to preserve or protect our confidential or privileged information that we reasonably believe may be used in a manner adverse to us, our other stockholders or our customers. Each of these agreements will be superceded by the third amended and restated stockholder agreement that we, affiliates of The Carlyle Group, Conexant and RF Micro Devices have entered into to be effective upon completion of this offering.

  Transferred Intellectual Property License Agreement

        We entered into a transferred intellectual property agreement with Newport Fab and Conexant. Under this agreement, as amended, we agreed to license back to Conexant and Conexant affiliates that agree in writing to be bound by the terms of this agreement the intellectual property rights relating to the wafer fabrication operations that we received from Conexant pursuant to the contribution agreement between us and Conexant, such that Conexant and its affiliates that agree in writing to be bound by the terms of this agreement received a non-exclusive, worldwide, irrevocable, royalty-free, and fully-paid license to the transferred patents and the transferred intellectual property rights in the know-how to make Conexant products. The agreement expires upon the expiration of the last patent licensed under the agreement.

        Conexant may use this license to have Conexant products produced by third-party manufacturers and to sell such products but must obtain our prior consent to sublicense these rights and may only sublicense them to a third party for the purpose of enabling that third party to provide semiconductor fabrication services to Conexant or Conexant affiliates.

        In general, neither party's aggregate liability to the other party under the transferred intellectual property license agreement will exceed $5.0 million and neither party will be liable to the other for incidental or consequential damages. Because the amount of Conexant's indemnity obligation to us is capped, it may not be sufficient to cover all damages we might have to pay, or other costs we may incur in connection with the transferred intellectual property license agreement.

        Prior to our separation from Conexant, Conexant entered into a long-term semiconductor cross-licensing agreement with Taiwan Semiconductor Manufacturing Company under which Taiwan Semiconductor Manufacturing Company licensed from Conexant the right to manufacture semiconductors using 0.18 micron or greater SiGe BiCMOS process technologies that were then in use by Conexant for Conexant and third parties. Under this agreement, Taiwan Semiconductor Manufacturing Company agreed to provide foundry capacity to Conexant for these processes and to pay a royalty to Conexant based on the number of wafers manufactured by Taiwan Semiconductor Manufacturing Company using the licensed technology. We do not believe that Taiwan Semiconductor Manufacturing Company has focused its business on the SiGe BiCMOS market to date. However, Taiwan Semiconductor Manufacturing Company publicly announced in 2001 that it planned to use the licensed technology to accelerate its own foundry processes for the networking and wireless communications markets. In the event Taiwan Semiconductor Manufacturing Company determines to focus its business on the SiGe BiCMOS market, it may use and develop the technology licensed to it in 2001 to compete with us.

  Intellectual Property License Agreement

        We also entered into an intellectual property license agreement with Conexant. Under this agreement, as amended, Conexant granted to us a non-exclusive, worldwide, irrevocable, royalty-free and fully-paid up license to:

  •
  certain patents and process technology materials for use at our facilities in order to produce, sell, develop and improve semiconductor wafers and devices;

  •
  use design kits to provide design services, distribute design kits to customers and grant customers the right to use kits to design devices to be fabricated by us or a secondary source;

  •
  certain patents licensed to Conexant at its formation under the distribution agreement with Rockwell International Corporation; and

  •
  the intellectual property rights under which Conexant is licensed under an automotive supplier agreement between Rockwell and Lemelson Medical, Education and Research Foundation.

        The license for the process technology material and design kit intellectual property is for a perpetual term. The patent license expires upon the expiration of the last covered patent. The Rockwell and Lemelson intellectual property rights were part of the assets distributed to Conexant upon its spin-off from Rockwell. These licenses will remain in effect until the expiration of the licenses granted to Conexant, which in the case of covered patents is the expiration of such patents. We may grant sublicenses to the patents, the process technology materials and design kits to our affiliates and in connection with the sale of all or any part of any business, business unit, division, or operation of us, provided such parties agree to be bound by the terms thereof. In general, neither party's aggregate liability to the other party under the intellectual property license agreement exceeds $5.0 million and neither party will be liable for consequential or incidental damages. Because the amount of Conexant's indemnity obligation to us is capped, it may not be sufficient to cover all damages we might have to pay, or other costs we may incur in connection with the intellectual property license agreement.

  Lease Agreements

        We entered into two lease agreements with Conexant, as amended, under which we currently lease two buildings, one consisting of approximately 311,687 rentable square feet that contains our Newport Beach, California semiconductor wafer fabrication and probing facility and the other consisting of approximately 68,227 rentable square feet that contains our headquarters. We are permitted to use our leased facilities for the operation of a semiconductor wafer fabrication facility and related uses, including for warehousing, offices, research and development, probing, packaging and a machine shop. These leases will expire on March 12, 2017. We have the option to extend each of their terms for two consecutive five-year periods. Our rent under these leases consists of our pro rata share of the expenses incurred by Conexant in the ownership of these buildings, including property taxes, building insurance, depreciation and common area maintenance. We are not permitted to sublease space that is subject to these leases without Conexant's prior consent.

        In 2003, 2004, 2005 and the first quarter of 2006, we incurred $2.8 million, $2.7 million, $3.1 million and $0.7 million, respectively, of aggregate rent expense under these leases.

Transactions Relating to the Sale of Series B Preferred Stock to RF Micro Devices

  Purchase Agreement

        We entered into a stock purchase agreement with RF Micro Devices in October 2002. Under this agreement, as amended, RF Micro Devices purchased 13,071,888 shares of our series B preferred stock for an aggregate purchase price of $60.0 million. RF Micro Devices paid us cash in the amount of $30.0 million and issued us a promissory note for the remaining $30.0 million. This promissory note carried no interest and was secured by the shares of our preferred stock acquired by RF Micro Devices. RF Micro Devices paid all amounts due under the promissory note on October 15, 2003. In connection with this transaction, Conexant and affiliates of The Carlyle Group each waived their preemptive rights to acquire additional shares of our stock.

  RF Micro Devices Wafer Supply Agreement

        In connection with its investment in our series B preferred stock, we entered into a wafer supply agreement with RF Micro Devices for the purchase of semiconductor wafers and related foundry manufacturing services. Under this agreement, RF Micro Devices received deferred credits to offset the cost of wafers manufactured by us for RF Micro Devices. This agreement is described below under "—Wafer Supply Agreements with Related Parties—RF Micro Devices Wafer Supply Agreement."

  Registration Rights, Stockholders Agreement and Board Representation Agreements

        We amended and restated our registration rights agreement and stockholders agreement in October 2002 to admit RF Micro Devices as a party to these agreements. We also amended and restated the Conexant and Carlyle board representation agreements and the operating agreement of Newport Fab, and entered into a board representation agreement with RF Micro Devices. Under the stockholders agreement and board representation agreements, Conexant has the right to designate two members, affiliates of The Carlyle Group have the right to designate five members and RF Micro Devices has the right to designate one member to our board of directors and the board of managers of Newport Fab:

  •
  Conexant has designated Mr. Beall and Dr. Decker to serve on our board of directors;

  •
  affiliates of The Carlyle Group have designated Messrs. Watts and Newnam to serve on our board of directors; and

  •
  RF Micro Devices has designated Dr. Neal to serve on our board of directors.

        The board representation agreements will terminate upon completion of this offering. We, affiliates of The Carlyle Group, Conexant and RF Micro Devices will enter into an amended and restated stockholder agreement effective upon the completion of this offering. Further details regarding the registration rights agreement and the amended and restated stockholder agreement that will be in effect upon the completion of this offering may be found under "Description of Capital Stock—Registration Rights Agreement" and "Description of Capital Stock—Stockholder Agreement."

  RF Micro Devices Master Joint Technology Development Agreement

        In connection with the purchase of series B preferred stock by RF Micro Devices, we entered into a master joint technology development agreement with RF Micro Devices. Under this agreement, we agreed to cooperate with each other on future development projects jointly to design and develop advanced silicon semiconductor devices and new silicon wafer manufacturing processes for wireless and high-speed wireline communications applications.

        The agreement provides that the parties will continue to own their respective intellectual property used under the agreement. We will own all intellectual property relating to the manufacturing processes used to fabricate the advanced silicon semiconductor devices, or process intellectual property, arising from development projects under statements of work governed by this agreement. For all process intellectual property, other than CMOS and SiGe process intellectual property, arising from development projects funded in whole or in part by RF Micro Devices, RF Micro Devices will have use and access rights. RF Micro Devices will own all intellectual property relating to the design of the advanced silicon semiconductor devices, or non-process intellectual property, arising from development projects under statements of work governed by this agreement.

        We granted RF Micro Devices a worldwide, nonexclusive, nontransferable, irrevocable, royalty-free license to use our non-process intellectual property to perform its obligations under this agreement and any applicable statement of work. RF Micro Devices may sublicense this non-process intellectual property to subsidiaries and other subcontractors to make semiconductors on its behalf, and to customers and their end-users in order to incorporate RF Micro Devices' semiconductors into their products. We have not granted RF Micro Devices the right to use process intellectual property, except in conjunction with the fabrication of semiconductors designed by RF Micro Devices at our fab. RF Micro Devices granted to us a worldwide, nonexclusive, nontransferable, irrevocable, royalty-free license to use its process intellectual property to perform our obligations under this agreement and any applicable statement of work. We may sublicense this process intellectual property to our subsidiaries, to third-party subcontractors to make semiconductors on behalf of our customers, and to customers and their end-users to permit such end-users to use such products. The term of this agreement will continue until October 15, 2007 and will automatically renew for subsequent one-year terms unless either party gives sufficient notice of intent not to renew. In 2003, 2004, 2005 and the first quarter of 2006 there were no revenues or payments under this agreement.

Wafer Supply Agreements with Related Parties

  Conexant Wafer Supply and Services Agreement

        We entered into a wafer supply and services agreement with Conexant in connection with our separation from Conexant in March 2002. Conexant agreed to purchase and we agreed to provide semiconductor wafers and related foundry, manufacturing and probe services.

        Under this agreement, Conexant was annually obligated to purchase an aggregate minimum number of wafers that declined to zero over the initial three years of the agreement. In 2003, 2004, 2005 and the first quarter of 2006, we derived approximately $88.3 million, $62.2 million, $51.8 million and $16.4 million, respectively, of aggregate revenues from Conexant under this agreement. Conexant's minimum purchase obligations expired in March 2005.

        Upon Conexant's request, we may be obligated to increase the capacity available to Conexant up to the maximum capacity of our Newport Beach, California fab provided that:

  •
  we will have at least six months to prepare for such increase;

  •
  in no event will we be required to increase capacity to begin the fabrication process for more than an additional 50 wafers per day in any six-month period or make additional equipment purchases; and

  •
  at the time of Conexant's request, Conexant must submit binding purchase orders for a total number of wafers sufficient to utilize the requested increase in capacity for the period of the desired increase.

        Provided we had sufficient uncommitted available capacity, Conexant was required to submit to us its requirements for certain non-specialty wafers through March 2006, but only if we were competitive on cost, service, yield and technology.

        We are generally required to use commercially reasonable efforts to provide additional wafers to Conexant over and above the amounts set forth in its purchase orders upon two weeks notice.

        We must reserve capacity for Conexant SiGe wafers, but we may utilize this reserved capacity for other customers if we receive an order from such customers for SiGe wafers and Conexant does not issue a purchase order for its reserved SiGe wafers.

        The initial price for wafers, which includes probe services for wafers up to the aggregate minimum volume commitment, under the agreement was fixed at an amount that was equal to Conexant's historical cost to manufacture wafers at its Newport Beach, California fab assuming the same levels of productions prior to our formation. Beginning in April 2004, we were permitted to increase the price for non-specialty wafers in excess of Conexant's volume commitment at incremental rates until April 2005, depending on market conditions. Due to market conditions during this time period we did not increase prices for non-specialty wafers and we reduced prices for some widely available process technologies to remain competitive. Since April 2005, we are required, every six months, to increase or decrease the price for all wafers to the best price we provide to any customer for similar volumes and schedules or, if lower, the price offered by leading foundries for similar technologies, volumes and schedules.

        In connection with our formation, we provided Conexant with $60 million of credits that may only be used during the term of the agreement to offset any increase in the contract price for each wafer purchased by Conexant through March 30, 2007. Conexant has not used any of these credits to date because we have not increased the contract prices of wafers we have sold to Conexant pursuant to the agreement. We currently believe that these credits will likely be sufficient to offset any increases in the prices to be paid by Conexant for wafers under the supply agreement. Conexant may also apportion these credits towards purchases by entities that it spins-off, however, it has not done so to date. During the two years following the expiration of the agreement, Conexant may apply up to an aggregate of $20 million of credits to wafer purchases, limited in amount to $400 per wafer, regardless of price.

        Any entity that has been spun-off from Conexant or any Conexant affiliate may enter into separate wafer supply and services agreements with us containing substantially similar terms as our agreement with Conexant. Conexant exercised this option for our wafer supply and services agreements with Skyworks Solutions, Inc., and with Mindspeed Technologies Inc.

        The term of the agreement expires on March 30, 2007, but may be renewed by the parties for additional one-year terms upon agreement of the parties. We must also provide Conexant with sufficient notice if we intend to terminate a process technology that was available at our fab in March 2002 from the scope of the agreement, and may add new processes in the future upon mutual consent. Dwight W. Decker, a member of our board of directors, also serves as a director and chief executive officer and chairman of the board of directors of Conexant.

  Mindspeed Wafer Supply and Services Agreement

        Conexant spun-off its Internet infrastructure business division in June 2003 to form Mindspeed Technologies, Inc. In connection with Mindspeed's spin-off, we entered into a separate wafer supply and services agreement with Mindspeed. Prior to December 26, 2003 we categorized Mindspeed as a related party because it was part of Conexant at the time of our formation and under our supply agreement with Conexant we were contractually obligated to provide Mindspeed with the same terms as Conexant under Conexant's wafer supply agreement with us. During 2003, we entered into a new wafer supply agreement with Mindspeed, and beginning in 2004, we no longer considered Mindspeed a related party because the terms of the new wafer supply agreement were negotiated independently on an arm's length basis. The principal differences between the Mindspeed agreement and the Conexant agreement are:

  •
  Mindspeed does not have a minimum volume commitment to purchase wafers from us; and

  •
  while Conexant has the right, under certain circumstances, to increase the capacity available to Conexant up to the maximum capacity of our Newport Fab, Mindspeed must negotiate for increased capacity.

        In 2003, we derived aggregate revenues of $1.0 million, from Mindspeed under this agreement. Donald R. Beall and Dwight W. Decker, members of our board of directors, also serve as members of the board of directors of Mindspeed.

  Skyworks Wafer Supply and Services Agreement

        In June 2002, Conexant spun-off its wireless communications division and merged it with Alpha Industries, Inc. to form Skyworks Solutions, Inc. We entered into a direct wafer supply and services agreement with Skyworks in May 2003 upon substantially the same terms and conditions contained in the Conexant wafer supply agreement. Prior to December 26, 2003 we categorized Skyworks as a related party because it was part of Conexant at the time of our formation and under our wafer supply agreement with Conexant, we were contractually obligated to provide Skyworks with the same terms as Conexant under Conexant's wafer supply agreement with us. During 2003, we entered into a new wafer supply agreement with Skyworks, and beginning in 2004, we no longer considered Skyworks a related party because the terms of the new wafer supply agreement were negotiated independently on an arm's length basis.

        Under this agreement, as amended, we have the following additional obligations:

  •
  we agreed to use commercially reasonable efforts to meet Skyworks' rolling forecast for each month for specified wafer types, either at our Newport Beach, California fab or, subject to certain conditions, through capacity provided by our manufacturing suppliers;

  •
  we committed to manufacture wafers based on listed designs at set prices; and

  •
  we agreed to certain guaranteed probe yield and related pricing.

        Under this agreement, as amended, Skyworks has the following continuing obligations:

  •
  Skyworks must provide us with rolling forecasts of its projected wafer requirements and purchase a percentage of its forecast;

  •
  provided we are competitive in price, technology, time of delivery, performance, meeting qualification requirements, cycle times, quality and comparable yield performance, Skyworks is generally obligated to allow us the opportunity to supply its silicon wafer needs; and

  •
  Skyworks agreed, subject to conditions, to use us to manufacture listed products for the life of these products, if Skyworks launches their development.

        Prior to November 2005, we manufactured wafers incorporating specified product designs that were in production in May 2003 for Skyworks at set prices. Prior to November 2005, for all wafers incorporating product designs that were not in production in May 2003, and since November 2005 for the specified wafers incorporating product designs that were in production on that date, prices are required to be equal to the lower of listed contract prices or the best price we provide to any customer for similar technologies and volumes or, if lower, the price offered by leading foundries for similar technologies and volumes. We are required to review and update the prices offered by leading foundries quarterly. Skyworks did not receive credits for the purchase of wafers under the wafer supply agreement. Skyworks was obligated to also purchase a minimum number of wafers annually through March 2005. In 2003, we derived aggregate revenues of $79.0 million from Skyworks under this agreement. Dwight W. Decker, a member of our board of directors, also serves as a non-executive chairman and director of Skyworks.

  RF Micro Devices Wafer Supply Agreement

        In connection with its investment in us, we entered into a wafer supply agreement with RF Micro Devices in October 2002. This agreement remains in effect until October 15, 2007 and may be renewed for additional one-year terms upon agreement of the parties. Under this agreement, RF Micro Devices must provide us each month with rolling forecasts setting forth its wafer needs for each month covered by the forecast. RF Micro Devices is required to purchase a set percentage of the number of wafers included in each of the first six months of its forecast, with such percentage decreasing for each successive month within the forecast. RF Micro Devices is not obligated to submit forecasts for, or otherwise obligated to purchase, any minimum number of wafers under the agreement. We were obligated to meet an annual baseline wafer volume commitment of 5,000, 18,000 and 45,000 in calendar years 2003, 2004 and 2005 respectively, under the terms of the agreement. We must use commercially reasonable efforts to satisfy any excess demand that does not exceed two times our baseline.

        Prices for wafers supplied by us under this agreement are the lower of specified fixed prices that decrease over time or the average global market price for substantially similar wafers, or if no such price is available, the average price offered by us to our other customers, excluding Conexant, its affiliates and spun-off entities.

        RF Micro Devices also received $40.0 million of deferred credits to offset a percentage of the base price of each wafer manufactured by us for RF Micro Devices. Wafer credits are limited to a specified percentage per wafer, when and as such wafer is sold to RF Micro Devices by us. The amount of the discount applied to the basic wafer price varies based on the year in which the wafer is purchased as follows:

Year	Percentage
2003	16%
2004	13%
2005	12%
2006	10%
Subsequent to 2006	5%

        Accordingly, wafers purchased by RF Micro Devices in 2003, 2004 and 2005 under the wafer supply agreement were sold at the basic contract price less 16%, 13% and 12%, respectively. As of March 31, 2006 RF Micro Devices has $38.4 million of unused wafer credits remaining under the agreement.

        The unused wafer credits decrease by the purchase price of each wafer by the applicable discount rate when and as wafers are sold to RF Micro Devices by us, decreasing the amount of revenue we would have otherwise received by such discount. Any credits remaining outstanding after expiration of the agreement will be forfeited by RF Micro Devices. We accounted for these wafer credits as deferred revenues. A valuation of these deferred credits was performed using the discounted cash flow method. The value assigned to these credits was $12.2 million. We negotiated prices for wafers to be sold to RF Micro Devices on an arm's length basis. The current wafer price under the agreement is the scheduled price. The parties intended the scheduled prices to reflect current market prices and to decline over the term of the agreement in a manner that reflects expected declines in market prices. In the event market prices decline more quickly than expected, RF Micro Devices will have the right to purchase at such lower prices. We currently anticipate that any decrease in prices under the agreement will likely be more than offset by increased wafer volume.

        At RF Micro Devices' request, we may also negotiate terms for the provision of non-recurring engineering services related to the development of new wafers. We derived aggregate revenues of $1.5 million, $4.6 million, $9.0 million and $3.2 million in 2003, 2004, 2005 and the first quarter of 2006, respectively, under this agreement. Jerry D. Neal, a member of our board of directors, also serves as an executive officer of RF Micro Devices.

Other Agreements with Related Parties

        In June 2003, we purchased certain assets related to our semiconductor wafer fabrication operations from Conexant for a purchase price of approximately $1.1 million, payable in four quarterly payments. Related to this purchase, we signed an agreement in July 2003 under which Conexant agreed to reduce its service charge under the information technology agreement by an amount equal to our payment obligations under the asset purchase agreement.

        In July 2004 we entered into a license agreement with Conexant under which Conexant granted to us a limited, non-exclusive and nontransferable license for the right to manufacture, develop and modify integrated-circuit products in silicon form that incorporate Conexant's design kit based on 0.13 micron process technology. We may manufacture the licensed technology only at specifically authorized facilities but may subcontract the manufacture of products using the licensed technology to our manufacturing suppliers if they agree to be bound by the terms of the license. The agreement is for an indefinite term but is terminable under certain circumstances for material breach, default or insolvency. We paid Conexant $300,000 in exchange for this license.

        In August 2004, we entered into a contribution to settlement and release agreement with Conexant. Under the agreement we agreed to issue and pay to Douglas A. Pratt 210,000 shares of our common stock and $525,000 in cash in partial satisfaction of claims that Mr. Pratt had asserted against

Conexant arising out of services that he contended he had performed for the benefit of Conexant related to the structuring and formation of us. Conexant also agreed to transfer 90,000 shares of our common stock and $225,000 to Mr. Pratt. In exchange for the payments made by us to Mr. Pratt, Conexant released us from all claims and actions that it may have asserted against us or any of our directors, officers or employees resulting from or related to the claims made by Mr. Pratt.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth certain information with respect to the beneficial ownership of our common stock as of March 31, 2006 and as adjusted to reflect the sale of our common stock offered by this prospectus for:

  •
  each of our named executive officers;

  •
  each of our directors;

  •
  all of our directors and executive officers as a group;

  •
  each person, or group of affiliated persons, who is known by us to own beneficially more than 5% of our common stock; and

  •
  each selling stockholder.

        Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Except as indicated by footnote, and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all capital stock shown to be held by that person. The table below assumes the conversion of all of our preferred stock into common stock, which will occur immediately prior to the completion of the offering.

        The number of shares of common stock outstanding, on an as converted basis, used in calculating the percentage for each listed person or entity includes common stock underlying options held by the person or entity that are exercisable within 60 days of March 31, 2006, but excludes common stock underlying options held by any other person or entity. Percentage of beneficial ownership is based on an assumed 117,759,696 shares of common stock outstanding as of March 31, 2006.

							Shares Beneficially Owned After Offering if Overallotment Exercised
	Shares Beneficially Owned Prior to Offering			Shares Beneficially Owned After Offering
						Shares Subject to Overallotment Option
Name of Beneficial Owner			Shares Being Offered
	Number	Percent		Number	Percent		Number	Percent
Five percent stockholders:
TCG Holdings, L.L.C.(1) c/o The Carlyle Group Suite 220 South 1001 Pennsylvania Avenue, N.W. Washington, D.C. 20004	113,169,388	95.9
Conexant Systems, Inc.(2) 4311 Jamboree Road Newport Beach, California 92660	113,169,388	95.9
RF Micro Devices, Inc.(3) 7628 Thorndike Road Greensboro, North Carolina 27409	113,169,388	95.9
Directors and named executive officers:
Shu Li(4)	2,000,000	1.7
Paul H. G. Kempf(5)	575,000	*
Theodore Zhu(6)	600,000	*
Marco Racanelli(7)	450,000	*
Daniel T. Lynch(8)	325,000	*
Claudius E. Watts IV(9)	40,000	*
Donald R. Beall(10)	165,000	*
Dwight W. Decker(11)	165,000	*
Jerry D. Neal(12)	125,000	*

Todd Newnam(9)	40,000	*
R. Douglas Norby(13)	103,500	*
Donald Schrock(14)	165,000	*
Executive officers and directors as a group (14 persons)(15)	5,878,500	4.8

*
Less than 1% of the outstanding shares of common stock.

(1)
Includes 50,254,440 shares held by Carlyle Partners III, L.P., 2,750,000 shares held by Carlyle High Yield Partners, L.P. and 1,995,560 shares held by CP III Coinvestment, L.P. Also includes 187,500 shares issuable upon exercise of stock options granted to TC Group, L.L.C. TC Group, L.L.C. (which generally does business under the name of The Carlyle Group) is the sole member of TC Group III, L.L.C., which itself is the sole general partner of TC Group III, L.P., the sole general partner of Carlyle Partners III, L.P. and CP III Coinvestment, L.P. In such capacity, TC Group, L.L.C. exercises investment discretion and control over the shares held by Carlyle Partners III, L.P. and CP III Coinvestment, L.P. TC Group, L.L.C. is also the sole member of TCG High Yield Holdings, L.L.C., which is itself the sole member of TCG High Yield, L.L.C., the sole general partner of Carlyle High Yield Partners, L.P. In such capacity, TC Group, L.L.C. exercises investment discretion and control over the shares held by Carlyle High Yield Partners, L.P. TCG Holdings, L.L.C. is the sole managing member of TC Group, L.L.C. and, in such capacity, exercises investment discretion and control of the shares beneficially owned by TC Group, L.L.C. TCG Holdings, L.L.C. is managed by a three-person managing board and all board action relating to the voting or disposition of the shares require approval of a majority of the board. The members of the managing board are William E. Conway, Jr., Daniel A. D'Aniello and David M. Rubenstein, all of whom disclaim beneficial ownership of the shares. Each of Carlyle Partners III, L.P., Carlyle High Yield Partners, L.P. and CP III Coinvestment, L.P. may be considered an affiliate or associated person of a broker-dealer. Each represents that it acquired its shares in the ordinary course of business and at the time of purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities. The number of shares shown also includes 44,910,000 shares held by Conexant Systems, Inc. and 13,071,888 shares held by RF Micro Devices, Inc. TCG Holdings, L.L.C. may be deemed to be the beneficial owner of the shares beneficially owned by Conexant and RF Micro Devices due to the agreement of Carlyle Partners III, L.P., Carlyle High Yield Partners, L.P., CP III Coinvestment, L.P., Conexant and RF Micro Devices to vote for the director nominees of the other parties pursuant to the stockholders agreement described in this prospectus. Shares Beneficially Owned After Offering and Shares Beneficially Owned After Offering if Overallotment Exercised totals reflect sales of shares beneficially owned by TCG Holdings, Conexant and RF Micro Devices.

(2)
Includes 55,187,500 shares beneficially held by TCG Holdings, L.L.C. and 13,071,888 shares held by RF Micro Devices, Inc. Conexant may be deemed to be the beneficial owner of the shares beneficially owned by TCG Holdings, L.L.C. and RF Micro Devices due to the agreement of Carlyle Partners III, L.P., Carlyle High Yield Partners, L.P., CP III Coinvestment, L.P., Conexant and RF Micro Devices to vote for the director nominees of the other parties pursuant to the stockholders agreement described in this prospectus. Conexant is managed by a board of directors and all board action relating to the voting or disposition of the shares require approval of a majority of the board. The members of the board are Donald E. Beall, Steven J. Bilodeau, Dwight W. Decker, F. Craig Farrill, Balakrishnan S. Iyer, D. Scott Mercer, Jerre L. Stead, John W. Marren and Giuseppe P. Zocco, all of whom disclaim beneficial ownership of the shares. Dr. Decker and Mr. Beall serve on our board of directors. Shares Beneficially Owned After Offering and Shares Beneficially Owned After Offering if Overallotment Exercised totals reflect sales of shares beneficially owned by TCG Holdings, Conexant and RF Micro Devices.

(3)
Includes 55,187,500 shares beneficially held by TCG Holdings, L.L.C. and 44,910,000 shares held by Conexant Systems, Inc. RF Micro Devices, Inc. may be deemed to be the beneficial owner of the shares beneficially owned by TCG Holdings, L.L.C. and Conexant due to the agreement of Carlyle Partners III, L.P., Carlyle High Yield Partners, L.P., CP III Coinvestment, L.P., Conexant and RF Micro Devices to vote for the director nominees of the other parties pursuant to the stockholders agreement described in this prospectus. RF Micro Devices is managed by a board of directors and all board action relating to the voting or disposition of the shares require approval of a majority of the board. The members of the board are Robert A. Bruggeworth, Daniel A. DiLeo, Jeffery R. Gardner, Frederick J. Leonberger, David A. Norbury, Albert E. Paladino, William J. Pratt, Erik H. van der Kaay and Walter H. Wilkinson, Jr., all of whom disclaim beneficial ownership of the shares. Dr. Neal serves on our board of directors and is the Executive Vice President of Marketing and Strategic Development of RF Micro Devices, Inc. Shares Beneficially Owned After Offering and Shares Beneficially Owned After Offering if Overallotment Exercised totals reflect sales of shares beneficially owned by TCG Holdings, Conexant and RF Micro Devices.

(4)
Includes 250,000 shares of common stock that are not transferable and are subject to a repurchase right in favor of the company, which restrictions lapse within 60 days after March 31, 2006. Also includes 500,000 shares of common stock issuable upon exercise of options that have vested as of March 31, 2006 and 500,000 shares of common stock issuable upon the early exercise of unvested options, which shares, if acquired, would not be transferable and would be subject to a repurchase right in favor of the company, which restrictions would lapse more than 60 days after March 31, 2006.

(5)
Includes 325,000 shares of common stock issuable upon exercise of options that have vested as March 31, 2006, but that will expire and be forfeited if not exercised by May 4, 2006.

(6)
Includes 75,000 shares of common stock that are not transferable and are subject to a repurchase right in favor of the company, which restrictions lapse within 60 days after March 31, 2006. Also includes 150,000 shares of common stock issuable upon exercise of options that have vested as of March 31, 2006 and 150,000 shares of common stock issuable upon the early exercise of unvested options, which shares, if acquired, would not be transferable and would be subject to a repurchase right in favor of the company, which restrictions would lapse more than 60 days after March 31, 2006.

(7)
Includes 280,000 shares of common stock issuable upon exercise of options that have vested or will vest within 60 days after March 31, 2006 and 150,000 shares of common stock issuable upon the early exercise of unvested options, which shares, if acquired, would not be transferable and would be subject to a repurchase right in favor of the company, which restrictions would lapse more than 60 days after March 31, 2006.

(8)
Includes 154,500 shares of common stock issuable upon exercise of options that have vested or will vest within 60 days of March 31, 2006 and 75,000 shares of common stock issuable upon early exercise of unvested options, which shares, if acquired, would not be transferable and would be subject to a repurchase right in favor of the company, which restrictions would lapse more than 60 days after March 31, 2006.

(9)
Includes 20,000 shares of common stock issuable upon exercise of options that have vested as of March 31, 2006 and 20,000 shares of common stock issuable upon the early exercise of unvested options, which shares, if acquired, would not be transferable and would be subject to a repurchase right in favor of the company, which restrictions would lapse more than 60 days after March 31, 2006.

(10)
Includes 31,250 shares of common stock that are not transferable and are subject to a repurchase right in favor of the company, which restrictions lapse more than 60 days after March 31, 2006. Also includes 20,000 shares of common stock issuable upon exercise of options that have vested as of March 31, 2006 and 20,000 shares of common stock issuable upon the early exercise of unvested options, which shares, if acquired, would not be transferable and would be subject to a repurchase right in favor of the company, which restrictions would lapse more than 60 days after March 31, 2006.

(11)
Includes 31,250 shares of common stock that are not transferable and are subject to a repurchase right in favor of the company, which restrictions lapse more than 60 days after March 31, 2006. Also includes 20,000 shares of common stock issuable upon exercise of options that have vested as of March 31, 2006 and 20,000 shares of common stock issuable upon the early exercise of unvested options, which shares, if acquired, would not be transferable and would be subject to a repurchase right in favor of the company, which restrictions would lapse more than 60 days after March 31, 2006.

(12)
Includes 37,250 shares of common stock that are not transferable and are subject to a repurchase right in favor of the company, which restrictions lapse more than 60 days after March 31, 2006.

(13)
Includes 67,500 shares of common stock that are not transferable and are subject to a repurchase right in favor of the company, which restrictions, as to 45,000 shares, lapse more than 60 days after March 31, 2006. Also includes 3,375 shares of common stock issuable upon exercise of options that have vested as of March 31, 2006 and 10,125 shares of common stock issuable upon early exercise of unvested options, which shares, if acquired, would not be transferable and would be subject to a repurchase right in favor of the company, which restrictions would lapse more than 60 days after March 31, 2006.

(14)
Includes 62,500 shares of common stock that are not transferable and are subject to a repurchase right in favor of the company, which restrictions lapse more than 60 days after March 31, 2006. Also includes 20,000 shares of common stock issuable upon exercise of options that have vested as of March 31, 2006 and 20,000 shares of common stock issuable upon the early exercise of unvested options, which shares, if acquired, would not be transferable and would be subject to a repurchase right in favor of the company, which restrictions would lapse more than 60 days after March 31, 2006.

(15)
Includes 561,250 shares of common stock that are not transferable and are subject to a repurchase right in favor of the company, which restrictions, as to 201,250 shares, lapse more than 60 days after March 31, 2006. Also includes 1,795,375 shares of common stock issuable upon exercise of options that have vested or will vest within 60 days after March 31, 2006 and 1,696,375 shares of common stock issuable upon the early exercise of unvested options, which shares, if acquired, would not be transferable and would be subject to a repurchase right in favor of the company, which restrictions would lapse more than 60 days after March 31, 2006.

DESCRIPTION OF CAPITAL STOCK

        The following description of the material terms of our capital stock is qualified by reference to our amended and restated certificate of incorporation, our amended and restated investors' rights agreement and applicable law. The descriptions of our common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

General

        Immediately prior to the closing of this offering, all outstanding shares of series A preferred stock and series B preferred stock, will convert into shares of class B common stock, and following that conversion, all outstanding shares of class A and class B common stock will be redesignated as common stock. Upon completion of this offering, our authorized capital stock will consist of 500,000,000 shares of common stock, par value $0.001 per share and 50,000,000 shares of preferred stock, par value $0.001 per share, of which shares of preferred stock none will be outstanding.

Common Stock

        As of March 31, 2006, there were 117,759,696 shares of common stock outstanding held of record by 151 stockholders.

        The holders of common stock are entitled to one vote per share, in person or by proxy, in connection with the election of members of our Board of Directors and on all other matters to be voted upon by stockholders. The holders of common stock are not entitled to cumulate their votes in election of directors. All shares of common stock rank equally as to voting and all other matters. Subject to the prior rights of holders of preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for payment and to receive other distributions when and as declared by the board of directors. Such dividends may be paid in cash, property, or shares of common stock. Upon our liquidation, dissolution or winding-up, subject to the rights of any shares of preferred stock then outstanding, the remaining assets of the corporation available for distribution will be distributed to the holders of the common stock on a pro rata basis based on the number of shares of common stock held. The shares of our common stock have no preemptive rights, no redemption or sinking fund provisions and are not liable for further call or assessment. The outstanding shares of our common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, validly issued fully paid and non-assessable.

Preferred Stock

        Upon the closing of this offering, our board of directors will be authorized, without further stockholder approval, to issue from time to time up to an aggregate of 50,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. The issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of Jazz. We have no present plans to issue any shares of preferred stock.

Registration Rights Agreement

        Upon the completion of this offering, affiliates of The Carlyle Group, Conexant and RF Micro Devices, holders of            shares of common stock follow the completion of this offering, or                        shares if the underwriters exercise their overallotment option in full, will be entitled to rights to demand the registration of shares of common stock held by them and to include their shares for registration in certain registration statements that we may file under the Securities Act of 1933 after the completion of this offering. Demand registration rights will be exercisable by the holders of more than 10% of our outstanding shares of common stock, and require us to prepare and file, at our expense, a registration statement covering the shares subject to the demand. The number of demands that may be made for registration on any appropriate form under the Securities Act of 1933, other than on a Form S-3 or any similar short form registration statement, will be limited to six, of which stockholders affiliated with The Carlyle Group may exercise three, stockholders affiliated with Conexant may exercise two and stockholders affiliated with RF Micro Devices may exercise one. There is no limit to the number of demands that may be made for registration on a Form S-3, except that no more than two demands may occur in any twelve month period. We are not obligated to take any action to effect the demand registration rights prior to six months after the date of this prospectus. The demand rights will also be subject to our right to delay registration for a limited time based on our circumstances.

        If we propose to register our securities under the Securities Act of 1933, either for our own account or for the account of other security holders, the holders of the registrable securities will generally be entitled to notice of the registration and will be entitled to include, at our expense, their shares of common stock in such registration statement. These registration rights will terminate when a holder, together with its affiliates, holds less than one percent of our outstanding common stock and is able to sell all of its shares pursuant to Rule 144 under the Securities Act of 1933 in any 90-day period. These registration rights will be subject to conditions and limitations, including the right of any underwriters to limit the number of shares included in the registration statement. All holders of registrable securities have agreed not to exercise their registration rights without the prior written consent of Cowen and Company, LLC and Needham & Company, LLC for a period of 180 days after the date of this prospectus.

Stockholder Agreement

        We, entities affiliated with The Carlyle Group, Conexant and RF Micro Devices, are parties to a third amended and restated stockholder agreement, to be effective upon completion of this offering, that provides that we will use reasonable efforts to ensure that three members of our board of directors will be designated by affiliates of The Carlyle Group, two members of our board of directors will be designated by Conexant and one member of our board of directors will be designated by RF Micro Devices. The number of directors designated by The Carlyle Group will reduce to two if the aggregate share holdings of entities affiliated with The Carlyle Group cease to be in excess of 25% of our outstanding common stock. The number of directors designated by The Carlyle Group and Conexant, respectively, will be reduced to one if the aggregate share holdings of entities affiliated with The Carlyle Group or Conexant, respectively, ceases to be in excess of 15% of our outstanding common stock. So long as the third amended and restated stockholder agreement remains in effect, the parties agree to vote their shares in favor of the other parties' designees for director. In addition, so long as the third amended and restated stockholder agreement remains in effect, each of The Carlyle Group, Conexant and RF Micro Devices will have the same rights as those held under the review agreements entered into between us, affiliates of The Carlyle Group and Conexant. See "Certain Relationships and Related Transactions—Transactions Relating to Our Formation—Review Agreements."

        The rights and obligations of any stockholder under the third amended and restated stockholder agreement will terminate automatically at such time as the shares of our common stock held by the stockholder represents less than 5% of the outstanding shares of our common stock, or at the option of the stockholder exercisable at any time when the stockholder holds less than 10% of the outstanding shares of our common stock but more than 5% of the outstanding shares of our common stock. At any time when a stockholder's right to designate one or more nominees to the board of directors terminates, at our request the stockholder will use reasonable efforts to cause its nominee to resign from the board of directors.

Anti-takeover Effects of Certain Provisions of Delaware Law

        In general, Section 203 of the Delaware General Corporation Law prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless:

  •
  prior to the date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or

  •
  on or subsequent to the date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

        Section 203 defines "business combination" to include:

  •
  any merger or consolidation involving the corporation and the interested stockholder;

  •
  any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

  •
  in general, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

  •
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

        In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Certificate of Incorporation and Bylaw Provisions

        Our amended and restated certificate of incorporation and bylaws will include a number of provisions that may have the effect of deterring hostile takeovers or discouraging or delaying or preventing changes in control. Such provisions include:

  •
  our board of directors will be authorized, without prior stockholder approval, to create and issue preferred stock, commonly referred to as "blank check" preferred stock, with rights senior to those of common stock;

  •
  advance notice requirements for nominations to serve on our board of directors or for proposals that can be acted upon at stockholder meetings;

  •
  our board will be classified so not all members of our board are elected at one time, which may make it more difficult for a person who acquires control of a majority of our outstanding voting stock to replace our directors;

  •
  stockholder action by written consent will be prohibited;

  •
  special meetings of the stockholders will be permitted to be called only by the chairman of our board of directors, our president or by a majority of our board of directors;

  •
  stockholders will not be permitted to cumulate their votes for the election of directors;

  •
  vacancies on our board of directors will be filled only by majority vote of incumbent directors;

  •
  our board of directors will be expressly authorized to make, alter or repeal our bylaws; and

  •
  stockholders will be permitted to amend our bylaws only upon receiving at least 75% of the votes entitled to be cast by holders of all outstanding shares then entitled to vote generally in the election of directors, voting together as a single class.

NASDAQ National Market Listing

        We have applied to list our common stock on The NASDAQ Stock Market's National Market under the symbol "JAZZ."

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is U.S. Stock Transfer Corporation.

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common stock, and we cannot assure you that a significant public market for our common stock will develop or be sustained after this offering. Future sales of significant amounts of our outstanding common stock and shares of our common stock issued upon the exercise of outstanding options in the public market after this offering could adversely affect the prevailing market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

        Upon the completion of this offering, we will have outstanding            shares of common stock based upon our shares outstanding as of March 31, 2006, assuming no outstanding options are exercised prior to the completion of this offering and no exercise of the underwriters' overallotment option.

        Of the            shares to be outstanding upon completion of this offering,            shares of common stock sold in this offering will be freely tradable without restriction under the Securities Act of 1933, unless purchased by affiliates of our company, as that term is defined in Rule 144 under the Securities Act of 1933.

        The remaining            shares of common stock outstanding after this offering are restricted securities as defined in Rule 144 under the Securities Act of 1933 and are eligible for public sale if registered under the Securities Act of 1933 or sold in accordance with Rules 144, 144(k) or 701 of the Securities Act of 1933. Substantially all of these remaining shares of common stock are held by officers, directors and existing stockholders who are subject to various lock-up agreements or market stand-off provisions that prohibit them from offering, selling, contracting to sell, granting an option to purchase, making a short sale or otherwise disposing of any shares of our common stock or any option to purchase shares of our common stock or any securities exchangeable for or convertible into shares of common stock for a period of 180 days after the date of this prospectus without the prior written consent of Cowen and Company, LLC and Needham & Company, LLC; provided, however, that in event that either (1) during the last 17 days of the lock-up period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, then in either case the expiration of the lock-up will be extended until the expiration of the 18-day period beginning on the date of the release of earnings results or the occurrence of the material news or event, as applicable, unless each of Cowen and Company, LLC and Needham & Company, LLC waives, in writing, such an extension. Cowen and Company, LLC and Needham & Company, LLC may, in their discretion and at any time without notice, release all or any portion of the common stock held by our officers, directors and existing stockholders subject to these lock-up agreements or market stand-off provisions.

        As a result of the lock-up agreements and market stand-off provisions described above and the provisions of Rule 144, 144(k) or 701 of the Securities Act of 1933, and assuming no extension of the lock-up period as described above, the            shares of our common stock will be available for sale in the public market as follows:

  •
  no shares will be eligible for sale upon effectiveness of this offering;

  •
  shares will be eligible for sale under Rule 144 beginning 90 days after the date of this prospectus; and

  •
  shares will be eligible for sale upon expiration of the lock-up agreements and market stand-off provisions described above, beginning 180 days after the date of this prospectus.

Rule 144

        In general, Rule 144 allows a stockholder (or stockholders where shares are aggregated) who has beneficially owned shares of our common stock for at least one year and who files a Form 144 with the Securities and Exchange Commission to sell within any three-month period commencing 90 days after the date of this prospectus a number of those shares that does not exceed the greater of:

  •
  1% of the number of shares of common stock then outstanding, which will equal approximately            shares immediately after this offering assuming no exercise of the underwriters' overallotment option; or

  •
  The average weekly trading volume of our common stock during the four calendar weeks preceding the filing of the Form 144 with respect to such sale.

        Sales under Rule 144, however, are subject to specific manner of sale provisions, notice requirements, and the availability of current public information about our company.                         shares of our common stock will qualify for resale under Rule 144 beginning upon the expiration of the lock-up agreements and market stand-off provisions described above.

Rule 144(k)

        Under Rule 144(k), in general, a stockholder who has beneficially owned shares of our common stock for at least two years and who is not deemed to have been an affiliate of our company at any time during the immediately preceding three months may sell shares without complying with the manner of sale provisions, notice requirements, public information requirements or volume limitations of Rule 144. Affiliates of our company, however, must always sell pursuant to Rule 144, even after the otherwise applicable Rule 144(k) holding periods have been satisfied.            shares of our common stock will qualify for resale under Rule 144(k) upon the expiration of the lock-up agreements and market stand-off provisions described above.

Rule 701

        Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

        As of March 31, 2006,            shares of our outstanding common stock had been issued in reliance on Rule 701 as a result of exercises of stock options. All of these shares, however, are subject to lock-up agreements or market stand-off provisions as discussed above. As a result, these shares will only become eligible for sale at the earlier of the expiration of the lock-up period or upon obtaining the prior written consent Cowen and Company, LLC and Needham & Company, LLC to release all or any portion of these shares from the lock-up agreements to which Cowen and Company, LLC and Needham & Company, LLC are parties.

Registration Rights

        As described above in "Description of Capital Stock—Registration Rights Agreement," upon completion of this offering, the holders of approximately             shares of our common stock, including shares issued upon conversion of our preferred stock and shares issued upon the exercise of warrants, will have the right, subject to various conditions and limitations, to demand the filing of a registration statement covering their shares of our common stock, subject to the lock-up arrangement described above. By exercising their registration rights and causing a large number of shares to be registered and sold in the public market, these holders could cause the price of our common stock to significantly decline. In addition, any demand to include such shares in our registration statement could have a material adverse effect on our ability to raise capital.

Options

        In addition to the            shares of common stock outstanding immediately after this offering, as of March 31, 2006, there were 10,751,725 shares of our common stock issuable upon exercise of outstanding options and an additional 2,417,467 shares of our common stock available for future grant under our 2002 equity incentive plan. As soon as practicable after the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act of 1933 covering these shares of our common stock. Accordingly, shares of our common stock registered under such registration statement will be available for sale in the open market upon exercise by the holders, subject to vesting restrictions with us, Rule 144 limitations applicable to our affiliates and the contractual lock-up agreements and market stand-off provisions described above. Of the 10,751,725 shares of common stock issuable upon exercise of outstanding options to purchase our common stock as of March 31, 2006,                         shares will be vested and eligible for sale upon the expiration of the contractual lock-up arrangements and market stand-off provisions.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
FOR NON-UNITED STATES HOLDERS

        The following is a summary of certain material United States federal income tax consequences of the purchase, ownership and disposition of our common stock to non-United States holders (as defined below), but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in United States federal income tax consequences different from those set forth below. This summary is applicable only to non-United States holders (as defined below) who hold our common stock as a capital asset. We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

        This summary also does not address the effect of the United States federal estate or gift tax laws or the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address tax considerations applicable to an investor's particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

  •
  banks, insurance companies, or other financial institutions;

  •
  persons subject to the alternative minimum tax;

  •
  tax-exempt organizations;

  •
  dealers in securities or currencies;

  •
  traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

  •
  "controlled foreign corporations," "passive foreign investment companies," and corporations that accumulate earnings to avoid United States federal income tax;

  •
  persons who own, or are deemed to own, more than 5% of our company (except to the extent specifically set forth below);

  •
  persons that are S-corporations, partnerships or other pass-through entities;

  •
  certain former citizens or long-term residents of the United States;

  •
  persons who hold our common stock as a position in a hedging transaction, "straddle," "conversion transaction" or other risk reduction transaction; or

  •
  persons deemed to sell our common stock under the constructive sale provisions of the Code.

        YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Non-United States Holder Defined

        For purposes of this discussion, you are a non-United States holder if you are a holder that, for United States federal income tax purposes, is not a United States person. For purposes of this discussion, you are a United States person if you are:

  •
  an individual citizen or resident of the United States;

  •
  a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof;

  •
  an estate whose income is subject to United States federal income tax regardless of its source; or

  •
  a trust (x) whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a United States person.

Distributions

        We have not made any distributions on our common stock, and we do not plan to make any distributions for the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

        Any dividend paid to you generally will be subject to United States withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate.

        Dividends received by you that are effectively connected with your conduct of a United States trade or business (and, if a tax treaty applies, are attributable to a United States permanent establishment maintained by you) are exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to United States persons, net of certain deductions and credits. In addition, if you are a corporate non-United States holder, dividends you receive that are effectively connected with your conduct of a United States trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

        If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may obtain a refund of any excess amounts currently withheld if you file an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

        You generally will not be required to pay United States federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

  •
  the gain is effectively connected with your conduct of a United States trade or business (and, if a tax treaty applies, is attributable to a United States permanent establishment maintained by you);

  •
  you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

  •
  our common stock constitutes a United States real property interest by reason of our status as a "United States real property holding corporation" for United States federal income tax purposes (a "USRPHC") at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock.

        We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as United States real property interests only if you actually or constructively hold more than 5% of such regularly traded common stock.

        If you are a non-United States holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated United States federal income tax rates, and corporate non-United States holders described in the first bullet above may be subject to the branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-United States holder described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by United States source capital losses. You should consult any applicable income tax treaties that may provide for different rules.

Backup Withholding and Information Reporting

        Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report is sent to you. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in your country of residence.

        Payments of dividends or of proceeds on the disposition of stock made to you may be subject to information reporting and backup withholding unless you establish an exemption, for example by properly certifying your non-United States status on a Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a United States person.

        Backup withholding is not an additional tax. Rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is furnished to the IRS in a timely manner.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement filed as an exhibit to the registration statement relating to this prospectus, we and the selling stockholders have severally agreed to sell to the underwriters named below, for whom Cowen and Company, LLC and Needham & Company, LLC are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Cowen and Company, LLC
Needham & Company, LLC
Wachovia Capital Markets, LLC

Total

        The underwriting agreement provides that the underwriters' obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

  •
  the representations and warranties made by us and the selling stockholders to the underwriters are true;

  •
  there is no material change in the financial markets; and

  •
  we deliver customary closing documents to the underwriters.

        The underwriting agreement provides that the underwriters are severally obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the overallotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

        The selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to an aggregate of                        additional shares at the initial public offering price set forth on the front cover page of this prospectus less the underwriting discounts and commissions. The option may be exercised only to cover any overallotments if any, made in connection with the sale of common stock.

        The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $            per share. The underwriters and selling group members may allow a discount of $            per share on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

        The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

Total
	Per Share	Without Overallotment	With Overallotment
Public offering price
Underwriting discount
Proceeds, before expenses, to Jazz
Proceeds, before expenses, to selling stockholders

        The representatives have informed us that the underwriters do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Cowen and Company, LLC and Needham & Company, LLC, for a period of 180 days after the date of this prospectus, other than:

  •
  the filing of a registration statement on Form S-8;

  •
  grants of stock options or restricted stock to employees, consultants or directors pursuant to the terms of an employee benefit plan, qualified stock option plan or other employee compensation plans currently in effect as of the date of this prospectus;

  •
  issuances of our common stock pursuant to the exercise of any employee stock options outstanding as of the date of this prospectus; or

  •
  issuances of up to            shares of our common stock or securities convertible into or exchangeable for such number of shares of common stock in connection with acquisitions of other entities and the registration on Form S-4 of such securities.

        In the event that either (1) during the last 17 days of the lock-up period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, then in either case the expiration of the lock-up will be extended until the expiration of the 18-day period beginning on the date of the release of earnings results or the occurrence of the material news or event, as applicable, unless each of Cowen and Company, LLC and Needham & Company, LLC waives, in writing, such an extension.

        Our officers, directors, and holders of substantially all of our equity securities have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Cowen and Company, LLC and Needham & Company, LLC, for a period of 180 days after the date of this prospectus other than certain exceptions, provided, in each case, no filing by any officer, director or holder of equity, other than a selling stockholder, under the Securities and Exchange Act of 1934 shall be required or shall be voluntarily made in connection with such transfer or distribution (other than a filing on a Form 5 made after the expiration of the lock-up period). In the event that either (1) during the last 17 days of the lock-up period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, then in either case the expiration of the lock-up will be extended until the expiration of the 18-day period beginning on the date of the release of earnings results or the occurrence of the material news or event, as applicable, unless each of Cowen and Company, LLC and Needham & Company, LLC waives, in writing, such an extension.

        We and the selling stockholders have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, and contribute to payments that the underwriters may be required to make in that respect.

        Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiation among us, the selling stockholders and the representatives of the underwriters and such offering price will not necessarily reflect the market price of the common stock following the offering. The principal factors that will be considered in determining the public offering price will include:

  •
  the information in this prospectus and otherwise available to the underwriters;

  •
  market conditions for initial public offerings;

  •
  the history and the prospects for the industry in which we compete;

  •
  our past and present operations;

  •
  our past and present earnings and current financial position;

  •
  the ability of our management;

  •
  the prospects for our future earnings;

  •
  the present state of our development and our current financial condition;

  •
  the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

  •
  the general condition of the securities markets at the time of this offering.

        We cannot assure you that prices at which our shares sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market for the common stock will develop and continue after this offering.

        In connection with this offering the underwriters may engage in stabilizing transactions, overallotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Overallotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares overallotted by the underwriters is not greater than the number of shares that they may purchase in the overallotment option. In a naked short position, the number of shares involved is greater than the number of shares in the overallotment option. The underwriters may close out any covered short position by either exercising their overallotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. If the underwriters sell more shares than could be covered by the overallotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions. Penalty bids may have the effect of deterring syndicate members from selling to people who have a history of quickly selling their shares.

  •
  In passive market making, market makers in the shares of common stock who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the shares of common stock until the time, if any, at which a stabilizing bid is made.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ National Market or otherwise and, if commenced, may be discontinued at any time.

        A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Other than the prospectus in electronic format, the information on these websites is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

        If you purchase shares of common stock offered in this offering, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

        The underwriters may in the future perform investment banking and advisory services for us from time to time, for which they may in the future receive customary fees and expenses, including the making of loans to us. Wachovia Capital Finance Corporation (Western), an affiliate of Wachovia Capital Markets, LLC, serves as lender under our loan and security agreement, entered into in January 2006. The underwriters may, from time to time, engage in transactions with or perform services for us in the ordinary course of their business.

LEGAL MATTERS

        The validity of the shares of common stock offered hereby will be passed upon for us by Latham & Watkins LLP, Costa Mesa, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Shearman & Sterling LLP, San Francisco, California.

EXPERTS

        The consolidated financial statements and schedule of Jazz Semiconductor, Inc. at December 31, 2004 and December 30, 2005, and for each of the three years in the period ended December 30, 2005, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the Securities and Exchange Commission a registration statement on Form S-1 (including the exhibits, schedules and amendments thereto) under the Securities Act of 1933 with respect to the shares of common stock to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information regarding us, the selling stockholders and the shares of common stock to be sold in this offering, please refer to the registration statement. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

        You may read and copy all or any portion of the registration statement or any other information that we file at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference room. Our Securities and Exchange Commission filings, including the registration statement, are also available to you on the Securities and Exchange Commission's website. The address of this website is www.sec.gov.

        As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance therewith, will file periodic reports, proxy statements and other information with the Securities and Exchange Commission.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Jazz Semiconductor, Inc.

        We have audited the accompanying consolidated balance sheets of Jazz Semiconductor, Inc. as of December 31, 2004 and December 30, 2005, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 30, 2005. Our audits also included the financial statement schedule listed in the index at item 16(b). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

        We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jazz Semiconductor, Inc. at December 31, 2004 and December 30, 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 30, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Ernst & Young LLP

Orange County, California
February 10, 2006

JAZZ SEMICONDUCTOR, INC.

CONSOLIDATED BALANCE SHEETS

(In Thousands, Except For Par Values)

	December 31, 2004	December 30, 2005	March 31, 2006	Pro Forma Stockholders' Equity at March 31, 2006
			(unaudited see Note 1)	(unaudited, see Notes 1 and 2)
Assets
Current assets:
Cash and cash equivalents	$5,877	$4,372	$7,802
Short-term investments	50,622	23,850	20,100
Restricted cash	—	720	512
Receivables from related parties, net of allowance for doubtful accounts of $257, zero and $19 (unaudited) at December 31, 2004, December 30, 2005 and March 31, 2006, respectively	5,336	11,033	14,726
Receivables, net of allowance for doubtful accounts of $905, $697 and $690 (unaudited) at December 31, 2004, December 30, 2005 and March 31, 2006, respectively	19,008	23,687	26,532
Inventories	21,310	17,806	18,223
Other current assets	3,482	2,518	2,313

Total current assets	105,635	83,986	90,208
Property, plant and equipment, net	61,839	65,249	60,833
Investments	11,422	10,840	11,704
Restricted cash	2,228	2,881	2,881
Other assets	3,471	5,801	5,939

Total assets	$184,595	$168,757	$171,565

Liabilities and stockholders' equity
Current liabilities:
Payables to related parties	$773	$—	$218
Accounts payable	13,143	15,516	17,751
Accrued compensation, benefits and other	4,930	4,437	3,787
Deferred revenues	4,704	1,421	1,278
Other current liabilities	16,865	14,026	14,321

Total current liabilities	40,415	35,400	37,355
Deferred revenues—wafer credits	11,928	11,533	11,524
Stock appreciation rights, net	1,396	745	1,513
Pension and retirement medical plan obligations	9,868	11,394	12,107
Other long term liabilities	1,500	1,500	1,500

Total liabilities	65,107	60,572	63,999
Commitments and contingencies
Stockholders' equity:
Preferred stock, $.001 par value
Authorized shares—200,000
Issued and outstanding shares—112,982 at December 31, 2004, December 30, 2005 and March 31, 2006 (unaudited) and zero pro forma (unaudited)	113	113	113	$—
Liquidation preference—$142,099, $156,309 and $160,217 (unaudited) at December 31, 2004, December 30, 2005 and March 31, 2006, respectively, and zero pro forma (unaudited)
Common stock, $.001 par value
Authorized shares—255,000
Issued and outstanding shares—4,769, 4,805 and 4,778 (unaudited) at December 31, 2004, December 30, 2005 and March 31, 2006, respectively and 117,760 pro forma (unaudited)	5	5	5	118
Additional paid in capital	145,976	145,857	145,761	145,762
Deferred stock compensation	(1,800)	(839)	(638)	(639)
Accumulated other comprehensive loss	—	(632)	(630)	(630)
Accumulated deficit	(24,806)	(36,319)	(37,045)	(37,045)

Total stockholders' equity	119,488	108,185	107,566	107,566

Total liabilities and stockholders' equity	$184,595	$168,757	$171,565	$171,565

See accompanying notes.

JAZZ SEMICONDUCTOR, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In Thousands, Except For Per Share Amounts)

	Year Ended			Three Months Ended
	December 26, 2003	December 31, 2004	December 30, 2005	April 1, 2005	March 31, 2006
				(unaudited see Note 1)
Revenues from related parties(1)	$169,671	$66,834	$60,821	$14,069	$19,535
Revenues from non-related parties	15,514	152,701	138,209	35,235	36,325

Net revenues	185,185	219,535	199,030	49,304	55,860
Cost of revenues(2)	160,649	175,346	174,294	45,417	48,334

Gross profit	24,536	44,189	24,736	3,887	7,526
Operating expenses:
Research and development(2)	22,815	18,691	19,707	5,299	4,984
Selling, general and administrative(2)	16,410	21,573	14,956	3,501	4,030
Amortization of intangible assets	741	869	836	97	246
Impairment of intangible assets	—	—	1,642	1,642	—
Loss on disposal of equipment	751	—	—	—	—

Total operating expenses	40,717	41,133	37,141	10,539	9,260

Operating income (loss)	(16,181)	3,056	(12,405)	(6,652)	(1,734)
Interest income, net	513	786	1,315	362	164
Gain (loss) on investments	9,682	(5,784)	(583)	(793)	863
Other income	—	18	206	27	14

Loss before income taxes	(5,986)	(1,924)	(11,467)	(7,056)	(693)
Income tax provision	12	2,348	46	8	33

Net loss	(5,998)	(4,272)	(11,513)	(7,064)	(726)
Preferred stock dividends	(11,708)	(13,074)	(14,210)	(3,552)	(3,908)

Net loss attributable to common stockholders	$(17,706)	$(17,346)	$(25,723)	$(10,616)	$(4,634)

Net loss per common share, basic and diluted	$(32.43)	$(8.57)	$(7.56)	$(3.71)	$(1.20)

Weighted-average number of shares used in per common share calculations, basic and diluted	546	2,023	3,403	2,860	3,855

Pro forma net loss per common share, basic and diluted (unaudited)	$(0.05)	$(0.04)	$(0.10)	$(0.06)	$(0.01)

Weighted-average number of shares used in pro forma per common share calculations, basic and diluted (unaudited)	113,618	115,064	116,385	115,842	116,837

(1)
Prior to December 26, 2003, the Company categorized Skyworks and Mindspeed as related parties because they were part of Conexant at the time of the Company's formation and, in connection with their separation from Conexant, the Company was contractually obligated under its supply agreement with Conexant to provide them with the same terms as Conexant under Conexant's wafer supply agreement. During 2003, the Company amended its respective wafer supply agreements with Skyworks and Mindspeed. Beginning in 2004, the Company no longer considered Skyworks or Mindspeed to be a related party because the terms of the amendments to the respective wafer supply agreements were negotiated independently on an arm's length basis.

(2)
Includes stock-based compensation expense as follows:

	Year Ended			Three Months Ended
	December 26, 2003	December 31, 2004	December 30, 2005	April 1, 2005	March 31, 2006(3)
				(unaudited)
Cost of revenues	$2,298	$(522)	$164	$(34)	$351
Research and development	4,243	(1,836)	(169)	(291)	140
Selling, general and administrative	3,237	(1,469)	(54)	(285)	403
(3)
The amounts included in the three months ended March 31, 2006 reflect the adoption of SFAS 123R. In accordance with the prospective transition method, the Company's consolidated statements of operations for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123R.

See accompanying notes.

JAZZ SEMICONDUCTOR, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In Thousands)

	Preferred stock		Common stock			Notes receivable from stockholders		Accumulated other comprehensive income (loss)
					Additional paid in capital		Deferred stock compensation		Accumulated deficit	Total stockholders' equity
	Shares	Amount	Shares	Amount
Balance at December 27, 2002	113,072	$113	2,373	$2	$142,692	$(30,200)	$(83)	$(160)	$(14,536)	$97,828
Repayment of notes	—	—	—	—	—	30,200	—	—	—	30,200
Exercise of employee stock options and stock awards	—	—	1,827	2	365	—	—	—	—	367
Deferred stock compensation	—	—	—	—	2,406	—	(2,406)	—	—	—
Amortization of deferred stock compensation	—	—	—	—	—	—	141	—	—	141
Comprehensive income (loss):
Minimum pension liability	—	—	—	—	—	—	—	160	—	160
Net loss	—	—	—	—	—	—	—	—	(5,998)	(5,998)

Total comprehensive loss										(5,838)

Balance at December 26, 2003	113,072	113	4,200	4	145,463	—	(2,348)	—	(20,534)	122,698
Exercise of employee stock options and stock awards	—	—	367	1	566	—	—	—	—	567
Repurchase of common stock	—	—	(98)	—	(159)	—	—	—	—	(159)
Conversion of preferred stock to common stock	(90)	—	90	—	—	—	—	—	—	—
Common stock issued to a consultant	—	—	210	—	735	—	—	—	—	735
Common stock subject to repurchase	—	—	—	—	(810)	—	—	—	—	(810)
Deferred stock compensation	—	—	—	—	181	—	(181)	—	—	—
Amortization of deferred stock compensation	—	—	—	—	—	—	729	—	—	729
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	(4,272)	(4,272)

Balance at December 31, 2004	112,982	113	4,769	5	145,976	—	(1,800)	—	(24,806)	119,488
Exercise of employee stock options and stock awards	—	—	121	—	94	—	—	—	—	94
Repurchase of common stock	—	—	(85)	—	(55)	—	—	—	—	(55)
Common stock subject to Repurchase	—	—	—	—	317	—	—	—	—	317
Deferred stock compensation reversal for cancellations	—	—	—		(475)	—	475	—	—	—
Amortization of deferred stock compensation	—	—	—	—	—	—	486	—	—	486
Comprehensive income (loss):
Minimum pension liability	—	—	—	—	—	—	—	(669)	—	(669)
Foreign currency translation adjustment	—	—	—	—	—	—	—	37	—	37
Net loss	—	—	—	—	—	—	—	—	(11,513)	(11,513)

Total comprehensive loss	—	—	—	—	—	—	—	—	—	(12,145)

Balance at December 30, 2005	112,982	$113	4,805	$5	$145,857	$—	$(839)	$(632)	$(36,319)	$108,185
Exercise of employee stock options and awards (unaudited)	—	—	11	—	2	—	—	—	—	2
Repurchase of common stock (unaudited)	—	—	(38)	—	(35)	—	—	—	—	(35)
Common stock subject to repurchase (unaudited)	—	—	—	—	12	—	—	—	—	12
Deferred stock compensation reversal for cancellations (unaudited)	—	—	—	—	(81)	—	81	—	—	—
Stock compensation expense (unaudited)	—	—	—	—	6	—	120	—	—	126
Comprehensive income (loss) (unaudited)	—	—	—	—	—	—	—	—	—	—
Foreign currency translation adjustment (unaudited)	—	—	—	—	—	—	—	2	—	2
Net loss (unaudited)	—	—	—	—	—	—	—	—	(726)	(726)

Total comprehensive loss (unaudited)	—	—	—	—	—	—	—	—	—	(619)

Balance at March 31, 2006 (unaudited)	112,982	$113	4,778	$5	$145,761	$—	$(638)	$(630)	$(37,045)	$107,566

See accompanying notes.

JAZZ SEMICONDUCTOR, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

	Year Ended			Three Months Ended
	December 26, 2003	December 31, 2004	December 30, 2005	April 1, 2005	March 31, 2006
				(unaudited)
Operating activities:
Net loss	$(5,998)	$(4,272)	$(11,513)	$(7,064)	$(726)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
(Gain) loss on investments	(9,774)	5,784	583	793	(864)
Depreciation and amortization	15,170	17,180	20,904	5,052	5,647
Adjustment of intangible assets contributed at inception	—	2,205	—	—	—
Impairment of intangible assets	—	—	1,642	1,642	—
Stock appreciation rights compensation expense (income)	9,637	(4,689)	(652)	(793)	768
Stock compensation expense—employees	141	676	486	115	126
Stock compensation expense—non employees	—	53	39	—	—
Stock compensation expense—repurchase of common stock	—	133	68	68	—
Common stock issued to a consultant	—	735	—	—	—
Accretion of discount on short-term investments available for sale	—	—	(4)	(3)	(11)
(Gain) loss on disposal of equipment	751	(31)	(180)	(26)	(5)
Provision for doubtful accounts	417	772	(465)	39	12
Changes in operating assets and liabilities:
Receivables	(8,106)	(144)	(9,911)	(3,759)	(6,550)
Inventories	(5,304)	(4,845)	3,504	2,498	(417)
Other current assets	(552)	10	964	818	205
Restricted cash	(1,197)	(1,031)	(1,373)	(2,646)	208
Other long-term assets	—	—	(341)	(24)	(384)
Accounts payable	(6,059)	2,508	434	5,925	3,618
Accrued compensation, benefits and other	72	616	(493)	(230)	(649)
Deferred revenues	1,475	1,486	(3,678)	(755)	(152)
Other current liabilities	4,031	10,174	(2,521)	267	306
Stock appreciation rights	(931)	(3,250)	—	—	—
Pension and retirement medical plan obligations	796	742	1,032	463	712
Other long-term liabilities	—	1,500	—	—	—

Net cash provided by (used in) operating activities	(5,431)	26,312	(1,475)	2,380	1,844

Investing activities:
Capital expenditures	(14,249)	(27,282)	(23,505)	(9,780)	(979)
Proceeds from sale of equipment	977	100	207	—	—
Purchases of short-term investments	—	(88,272)	(64,075)	(17,125)	(70,244)
Sales of short-term investments	—	37,650	90,851	22,926	74,005
Investments	(1,756)	(8,500)	—	—	—
Purchase of other assets	—	(3,247)	(4,642)	(1,642)	—
Proceeds from sale of shares received upon exercise of warrants	931	3,250	—	—	—

Net cash provided by (used in) investing activities	(14,097)	(86,301)	(1,164)	(5,621)	2,782

Financing activities:
Exercise of employee stock options	567	567	55	44	2
Repurchases of common stock	—	(292)	(123)	(97)	(35)
Change in cash overdraft	—	—	1,165	—	(1,165)
Payment of note receivable from RF Micro Devices	30,000	—	—	—	—

Net cash provided by (used in) financing activities	30,567	275	1,097	(53)	(1,198)
Effect of foreign exchange rate change	—	—	37	—	2

Net increase (decrease) in cash and cash equivalents	11,039	(59,714)	(1,505)	(3,294)	3,430
Cash and cash equivalents at beginning of period	54,552	65,591	5,877	5,877	4,372

Cash and cash equivalents at end of period	$65,591	$5,877	$4,372	$2,583	$7,802

See accompanying notes.

JAZZ SEMICONDUCTOR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business and Formation

        Jazz Semiconductor, Inc. (the "Company") is an independent semiconductor foundry focused on specialty process technologies for the manufacture of analog and mixed-signal semiconductor devices. The Company's customers' analog and mixed-signal semiconductor devices are designed for use in products such as cellular phones, wireless local area networking devices, digital TVs, set-top boxes, gaming devices, switches, routers and broadband modems. The Company's specialty process technologies include advanced analog, radio frequency, high voltage, bipolar and silicon germanium bipolar complementary metal oxide ("SiGe") semiconductor processes, for the manufacture of analog and mixed-signal semiconductors.

        In March 2002, the Company (incorporated in Delaware in February 2002) became an independent, privately held company upon the contribution by Conexant Systems, Inc. ("Conexant") of $67.3 million of net assets in exchange for $19.3 million in cash and 4,500,000 shares of class B common stock and the contribution by affiliates of The Carlyle Group ("Carlyle") of approximately $52 million in cash in exchange for 5,500,000 shares of class A common stock. The aggregate value of the transaction, determined based upon the cash consideration paid by affiliates of Carlyle, was $94.5 million. Included in the aggregate value are direct costs incurred related to the transaction of approximately $5.5 million. On July 31, 2002, 5,500,000 shares of class A common stock and 4,500,000 shares of class B common stock, representing all of the then outstanding shares of common stock of the Company, were recapitalized into 55,000,000 and 45,000,000 shares of Series A preferred stock and Series B preferred stock, respectively.

2. Summary of Significant Accounting Policies

Reclassifications

        Certain amounts in the 2003 and 2004 consolidated financial statements have been reclassified to conform with the 2005 presentation.

Basis of Presentation

        The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Unaudited Interim Results

        The accompanying consolidated balance sheet as of March 31, 2006, the consolidated statements of operations and cash flows for the three months ended April 1, 2005 and March 31, 2006, and the consolidated statement of stockholders' equity for the three month period ended March 31, 2006 are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company's financial position at March 31, 2006 and the results of operations and cash flows for the three month periods ended April 1, 2005 and March 31, 2006. The financial data and other information disclosed in these notes to the consolidated financial statements related to the three month periods are unaudited. The results for the three month period ended March 31, 2006 are not necessarily indicative of the results to be expected for the year ending December 29, 2006 or for any other interim period or for any other future year.

Unaudited Pro Forma Stockholders' Equity as of March 31, 2006

        Immediately prior to the completion of the Company's initial public offering, the Company's outstanding preferred stock will automatically convert into 112,981,888 shares of class B common stock and each outstanding share of class A common stock and class B common stock will be recapitalized into common stock on a share for share basis. The pro forma effects of this transaction are unaudited and have been reflected in the accompanying consolidated pro forma stockholders' equity as of March 31, 2006.

Fiscal Year

        The Company maintains a 52- or 53-week fiscal year. Each of the Company's first three quarters of a fiscal year end on the last Friday in each of March, June and September and the fourth quarter of a fiscal year ends on the Friday prior to December 31. As a result, each fiscal quarter consists of 13 weeks during a 52-week fiscal year. During a 53-week fiscal year, the first three quarters consist of 13 weeks and the fourth quarter consists of 14 weeks. Fiscal years 2003, 2004, 2005 and 2006 consist of 52, 53, 52 and 52 weeks, respectively.

Use of Estimates

        The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Among the significant estimates affecting the financial statements are those relating to sales allowances, the allowance for doubtful accounts, inventories and related reserves, long-lived assets, investments, income taxes, litigation, deferred stock compensation, retirement medical plan and pension plan. On an ongoing basis, management reviews its estimates based upon currently available information. Actual results could differ materially from those estimates.

Revenue Recognition

        The Company derives its revenues primarily from the manufacture and sale of semiconductor wafers. The Company also derives a portion of its revenues from the resale of photomasks and other engineering services.

        The Company recognizes revenues in accordance with Securities and Exchange Commission Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements ("SAB 101"), as amended by SAB 101A, SAB 101B and SAB 104. SAB 101 requires four basic criteria to be met before revenues can be recognized:

  •
  persuasive evidence that an arrangement exists;

  •
  delivery has occurred or services have been rendered;

  •
  the fee is fixed and determinable; and

  •
  collectibility is reasonably assured.

        Determination of the criteria set forth in the third and fourth bullet points above is based on management's judgments regarding the fixed nature of the fee charged for services rendered and products delivered and the collectibility of those fees. Should changes in conditions cause management to determine that these criteria are not met for certain future transactions, revenues recognized for any reporting period could be adversely affected.

        The Company recognizes revenues from product sales when title transfers, the risks and rewards of ownership have been transferred to the customer, the fee is fixed or determinable, and collection of the related receivable is reasonably assured, which is generally at the time of shipment. Accruals are established, with the related reduction to revenues, for allowances for discounts and product returns based on actual historical exposure at the time the related revenues are recognized. Revenues for engineering services are recognized ratably over the contract term or as services are performed. Revenues from contracts with multiple elements are recognized as each element is earned based on the relative fair value of each element and when there are no undelivered elements that are essential to the functionality of the delivered elements and when the amount is not contingent upon delivery of the undelivered elements.

        The Company provides for sales returns and allowances as a reduction of revenues at the time of shipment based on historical experience and specific identification of an event necessitating an allowance. Estimates for sales returns and allowances require a considerable amount of judgment on the part of management.

Cash and Cash Equivalents

        The Company considers all highly liquid investments with original maturities of three months or less from the date of purchase to be cash equivalents. The carrying amounts of cash and cash equivalents approximate their fair values. The Company maintains cash and cash equivalents balances at certain financial institutions in excess of amounts insured by federal agencies. Management does not believe that as a result of this concentration, it is subject to any unusual financial risk beyond the normal risk associated with commercial banking relationships.

Short-term Investments

        Short-term investments of the Company are classified as available-for-sale, and consist primarily of U.S. governmental agency securities and auction rate securities issued by U.S. governmental agencies, municipal governments and corporations. Available-for-sale securities are reported at fair market value, which approximates cost, on the consolidated balance sheet.

Restricted Cash

        Under the terms of its workers' compensation insurance policies the Company provides letters of credit issued by a financial institution as security to the insurance carriers, totaling $2.1 million, $2.9 million and $2.9 million (unaudited) as of December 31, 2004, December 30, 2005 and March 31, 2006, respectively.

        The issuing financial institution requires the Letters of Credit ("LOC") to be secured. The Company secured the LOC with commercial paper and/or money market funds. Because the security behind the LOC was not cash, the financial institution issuing the LOC requires the Company to provide security in excess of the face value of the LOC.

        The portion of the commercial paper and/or money market funds up to the face value of the LOC have been classified as non-current restricted cash because that amount cannot be withdrawn and used by the Company for an indefinite period that is not less than one year. The amounts classified as non-current restricted cash were $2.2 million, $2.9 million and $2.9 million (unaudited) as of December 31, 2004, December 30, 2005 and March 31, 2006, respectively, in the accompanying consolidated balance sheets.

        The portion of the commercial paper and/or money market funds in excess of the face value of the LOC has been classified as current restricted cash because that amount could be withdrawn and used by the Company during a period less than one year if the Company uses cash as security for the LOC. The amounts classified as current restricted cash were zero, $0.7 million and $0.5 million (unaudited) as of December 31, 2004, December 30, 2005 and March 31, 2006, respectively.

Inventories

        Inventories include the costs for freight-in, materials, labor and manufacturing overhead and are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

Property, Plant and Equipment

        Property, plant and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from three to 13 years. Leasehold improvements are amortized over the term of the asset or life of the lease, whichever is shorter. Significant renewals and betterments are capitalized and any assets being replaced are written off. Maintenance and repairs are charged to expense as incurred. Upon the sale or retirement of assets, the cost and related accumulated depreciation or amortization are removed from the consolidated balance sheet and the resulting gain or loss is reflected in the consolidated statement of operations.

Investments

        Investments consist of the following (in thousands):

	December 31, 2004	December 30, 2005	March 31, 2006
			(unaudited)
HHNEC	$10,000	$10,000	$10,000
Warrants	1,422	840	1,704

	$11,422	$10,840	$11,704

HHNEC

        In August 2003, the Company entered into a strategic relationship with Shanghai Hua Hong NEC Electronics Company, Limited ("HHNEC"), a privately held company located in China. Under the arrangement, the Company has secured additional manufacturing capacity for its products. In addition, the Company is required to purchase a minimum of 50% of the number of wafers determined by the rate of wafer manufacturing in the three-month period prior to the commencement of the relevant six-month period. HHNEC did not manufacture a significant amount of wafers for the Company in either the three-month period prior to January 2006 or prior to April 2006. Therefore, HHNEC's capacity commitment to the Company for the relevant six-month period is not significant. As part of its strategic relationship, the Company has contributed certain licensed process technologies and invested $10.0 million in HHNEC, of which $1.5 million was paid in the fourth quarter of 2003 and $8.5 million was paid in the third quarter of 2004. As of March 31, 2006, the investment represents a minority interest of approximately 10% in HHNEC. This investment is carried at its original cost basis and is accounted for using the cost method of accounting for investments, as the Company does not have the ability to exercise significant influence.

Warrants and Stock Appreciation Rights

        In connection with the formation of the Company, Conexant issued a warrant to the Company to purchase up to 2,900,000 shares of Conexant common stock. The warrant is subject to adjustment for subsequent distributions to Conexant stockholders by Conexant. In June 2002 and July 2003, Conexant completed distributions to its stockholders, resulting in the creation of Skyworks Solutions, Inc. ("Skyworks") and Mindspeed Technologies, Inc. ("Mindspeed"), respectively. In connection with those distributions, the Company also received warrants to acquire shares of Mindspeed common stock and shares of Skyworks common stock and the exercise price of the Conexant warrant was adjusted accordingly. The Mindspeed warrant was exercised by December 31, 2004. The Skyworks warrant expired on January 20, 2005. The Company holds a warrant with an exercise price as follows at March 31, 2006 (unaudited):

Company	Number of Shares	Exercise Price per Share
	(in thousands)
Conexant	2,310	$3.76

        The Conexant warrant is fully vested, subject to certain exercise restrictions, and the expiration date has been extended to January 20, 2007.

        In connection with the issuance of the warrants, the Company established a stock appreciation rights ("SARs") plan that provided for the issuance of 2,979,456 SARs for the benefit of certain employees that transferred employment from Conexant to become employees of the Company. The outstanding SARs were adjusted for the subsequent distributions to Conexant's stockholders as described above consistent with the effect on the Conexant warrant. As adjusted, the SARs entitled the employee to receive a cash settlement for the excess, if any, of the fair market value of the Conexant, Skyworks and Mindspeed common stock over the reference price of the SARs. Following this adjustment, the reference price of the SARs was equal to the exercise price of the related warrants with Conexant, Skyworks and Mindspeed. Upon a holder's exercise of a SAR, the Company exercises a corresponding portion of the applicable warrant, sells the underlying securities received upon exercise and remits the proceeds of the sale to the holder of the SAR such that the transactions are cash neutral to the Company. The SARs became fully vested on March 12, 2004. As of December 31, 2004, all Skyworks and Mindspeed SARs were exercised or had expired. The Conexant SARs expire on December 31, 2006.

        In accordance with Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, and Emerging Issues Task Force ("EITF") Issue No. 02-08, Accounting for Options Granted to Employees in Unrestricted, Publicly-Traded Shares of an Unrelated Entity, both the warrants and SARs have been accounted for as derivatives and, therefore, the fair value of each instrument (effectively equivalent amounts) has been reflected as an asset and a liability, respectively, in the Company's initial purchase price allocation. In addition, as part of the purchase price allocation, deferred compensation was recorded for the fair value of the SARs granted to the employees. The deferred compensation was offset against the SARs liability resulting in a net amount of zero for the SARs liability in the consolidated balance sheet as of the Company's date of inception. The fair value of the instruments has been determined using the Black-Scholes pricing model using the following assumptions:

	December 31, 2004	December 30, 2005	March 31, 2006
			(unaudited)
Remaining life (in years)	2.0	1.0	0.8
Risk free interest rate	3.2%	4.4%	4.8%
Dividend yield	0.0%	0.0%	0.0%
Volatility of Conexant stock	86%	76%	66%

        The increase in the risk-free interest rate from December 31, 2004 to March 31, 2006 is directly related to the increase in general interest rates. Subsequent adjustments as of each interim and annual reporting date in the fair value of the warrants is reflected as a gain or loss on investments in the consolidated statements of operations. Subsequent adjustments to the SARs liability and deferred compensation due to fluctuations in the fair value of the instruments and due to the amortization of the deferred compensation is reflected as stock compensation expense in the consolidated statements of operations. The deferred compensation has been amortized on a straight-line basis over the vesting period of the SARs.

        At December 31, 2004, December 30, 2005 and March 31, 2006, the fair value of the warrants was approximately $1.4 million, $0.8 million and $1.7 million (unaudited), respectively. At December 31, 2004, December 30, 2005 and March 31, 2006, the fair value of the SARs was approximately $1.4 million, $0.7 million and $1.5 million (unaudited), respectively, and the remaining deferred compensation was zero for all three periods. For the year ended December 26, 2003, the Company recorded a $9.8 million gain on investments for the increase in value of the warrants and compensation expense of $9.6 million for the increase in the value of the SARs and the net amortization of deferred compensation. For the year ended December 31, 2004, the Company recorded a $5.8 million loss on investments for the decrease in the value of the warrants and net compensation income of $4.7 million for the decrease in the value of the SARs of $5.8 million offset by net amortization of deferred compensation of $1.1 million. For the year ended December 30, 2005, the Company recorded a $0.6 million loss on investments for the decrease in the value of the warrants and net compensation income of $0.7 million for the decrease in the value of the SARs. For the three months ended April 1, 2005 the Company recorded a $0.8 million (unaudited) loss on investments for the decrease in value of the warrants and net compensation income of $0.8 million (unaudited) for the decrease in the value of the SARs. For the three months ended March 31, 2006 the Company recorded a $0.9 million (unaudited) gain on investments for the increase in the value of the warrants and net compensation expense of $0.9 million (unaudited) for the increase in the value of the SARs. The deferred compensation related to the stock appreciation rights was fully amortized as of December 31, 2004 as the stock appreciation rights were fully vested. In subsequent periods, the Company will continue to record compensation expense based on the then fair value of the SARs, which could result in additional expense if the fair value increases or would result in income if the fair value decreases.

        The following table summarizes SARs and warrant activity for the years ended December 26, 2003, December 31, 2004 and December 30, 2005 and the three months ended March 31, 2006 (in thousands):

	Conexant		Skyworks		Mindspeed
	Warrants	SARs	Warrants	SARs	Warrants	SARs
Outstanding at December 27, 2002	2,857	2,901	1,018	1,045	—	—
Granted/received	—	—	—	—	1,037	1,049
Cancellations	—	(10)	—	(18)	—	(2)
Exercised	(178)	(178)	—	—	(194)	(194)

Outstanding at December 26, 2003	2,679	2,713	1,018	1,027	843	853
Granted/received	—	—	—	—	—	—
Cancellations	—	(44)	—	(1,027)	—	(10)
Exercised	(369)	(369)	—	—	(843)	(843)

Outstanding at December 31, 2004	2,310	2,300	1,018	—	—	—
Granted/received	—	—	—	—	—	—
Cancellations	—	(142)	(1,018)	—	—	—
Exercised	—	—	—	—	—	—

Outstanding at December 30, 2005	2,310	2,158	—	—	—	—
Granted/received (unaudited)	—	—	—	—	—	—
Cancellations (unaudited)	—	(21)	—	—	—	—
Exercised (unaudited)	—	—	—	—	—	—

Outstanding at March 31, 2006 (unaudited)	2,310	2,137	—	—	—	—

        For the year ended December 26, 2003, approximately 178,000 and 194,000 SARs were exercised for Conexant common stock and Mindspeed common stock, respectively, resulting in payments to employees of approximately $0.9 million. To offset the effect of the exercised SARs, the Company exercised an equivalent number of warrants in Conexant and Mindspeed common stock. The shares of common stock of Conexant and Mindspeed were sold for net proceeds of approximately $0.9 million. For the year ended December 31, 2004, approximately 369,000 and 843,000 SARs were exercised for Conexant common stock and Mindspeed common stock, respectively, resulting in payments to employees of approximately $3.3 million. Concurrently, the Company exercised an equivalent number of warrants in Conexant and Mindspeed common stock. The shares were sold for net proceeds of approximately $3.3 million. No SARs or warrants for Skyworks common stock were exercised. As of December 31, 2004, all SARs related to the Skyworks common stock expired and were cancelled and approximately 44,000 and 10,000 SARs related to Conexant and Mindspeed common stock, respectively, were cancelled. During the year ended December 30, 2005, and during the three months ended March 31, 2006 no SARs or warrants were exercised. As of December 30, 2005, the warrant related to Skyworks common stock expired and was cancelled. As of March 31, 2006 approximately 21,000 SARs related to Conexant common stock were cancelled.

Long-Lived Assets

        The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted operating cash flow expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

Intangible Assets

        Intangible assets, which are included in other assets in the accompanying consolidated balance sheets, resulted from the contribution of assets from Conexant at the inception of the Company and primarily consist of intellectual property. Intangible assets contributed by Conexant were recorded at inception in the purchase price allocation at their estimated fair values. During 2004, the intangible assets contributed at the inception of the Company were reduced by $2.2 million to zero value in accordance with the requirements of SFAS No. 109, Accounting for Income Taxes. The intangible assets as of March 31, 2006 consist of purchased licenses and are stated at cost of approximately $9.2 million (unaudited), less accumulated amortization of approximately $4.0 million (unaudited), determined on a straight-line basis over their estimated useful lives, ranging from three to ten years.

Impairment of Intangible Assets

        The Company agreed to reimburse HHNEC for up to approximately $1.6 million incurred by it to license intellectual property associated with a potential customer engagement. These costs were originally determined to have future value and were capitalized in 2005. Subsequently, the customer did not place an order and this asset was determined not to have future value and was therefore fully expensed in 2005.

Shipping and Handling Costs

        Shipping and handling costs of approximately $0.8 million, $0.9 million, $0.9 million, $0.2 million (unaudited) and $0.3 million (unaudited) for the years ended December 26, 2003, December 31, 2004 and December 30, 2005, and the three months ended April 1, 2005 and March 31, 2006, respectively, are included in the consolidated statements of operations and classified in cost of revenues.

Research and Development Costs

        The Company charges all research and development costs to expense when incurred.

Advertising Expense

        Advertising expenses were $0.3 million, $0.4 million, $0.2 million, $0.1 million (unaudited) and $0.1 million (unaudited) in the years ended December 26, 2003, December 31, 2004 and December 30, 2005 and the three months ended April 1, 2005 and March 31, 2006, respectively.

Stock-Based Compensation

        At March 31, 2006, the Company has one stock-based employee compensation plan, which is described more fully in Note 8 (Stockholders' Equity—Equity Incentive Plan). Through December 30, 2005, as permitted by SFAS No. 123, Accounting for Stock-based Compensation ("SFAS No. 123"), the Company accounted for employee stock-based compensation in accordance with Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees ("APB No. 25"), and related interpretations. Under APB No. 25, deferred stock compensation for an option granted to an employee is equal to its intrinsic value, determined as the difference between the exercise price and the deemed fair value of the underlying stock on the date of grant, such that the Company does not recognize compensation expense when it issues stock options to employees unless the exercise price is below the fair value of the underlying common stock on the date of grant. Because there is no public market for the Company's common stock, the amount of the compensatory charge is not based on an easily observable, objective measure, such as the trading price of the Company's common stock. For purposes of financial accounting for employee stock-based compensation, the Company has determined deemed values for the shares underlying the options. The Company has recorded deferred stock-based compensation equal to the difference between these deemed values and the exercise prices. The deemed values were determined based on a number of factors including independent valuations, input from advisors, the Company's historical and forecasted operating results and cash flows, comparisons to publicly-held companies and comparisons to the prices paid for publicly-held companies in merger and acquisition transactions. The determination of stock-based compensation is inherently highly uncertain and subjective and involves the application of discounts deemed appropriate to reflect the lack of marketability of the Company's securities and the inability of a holder of employee stock options to control the Company. If the Company had made different assumptions, its deferred stock-based compensation amount, its stock-based compensation expense, its net loss, and net loss per share could have been significantly different.

        Pro forma information regarding net loss is required by SFAS No. 123. This information is required to be determined as if the Company had accounted for stock-based awards to its employees under the fair value method pursuant to SFAS No. 123, rather than the intrinsic value method pursuant to APB No. 25. The fair value of these options was estimated at the date of grant based on the minimum-value method, which does not consider stock price volatility. The minimum value option valuation model requires the input of highly subjective assumptions.

        The following assumptions were used in valuing the stock option grants under SFAS No. 123:

	Year Ended
	December 26, 2003	December 31, 2004	December 30, 2005	Three Months Ended April 1, 2005
				(unaudited)
Risk-free interest rate	3.0%	3.0%	4.1%	4.0%
Dividend yield	0.0%	0.0%	0.0%	0.0%
Expected life (in years)	4.0	4.0	4.0	4.0

        The following table illustrates the effect on net loss and net loss per share, if the Company had applied the fair value recognition provisions of SFAS No. 123 to employee stock options (in thousands, except per share data):

	Year Ended
	December 26, 2003	December 31, 2004	December 30, 2005	Three Months Ended April 1, 2005
				(unaudited)
Net loss, as reported	$(5,998)	$(4,272)	$(11,513)	$(7,064)
Add: Stock-based employee compensation expense included in reported net loss	141	729	486	115
Deduct: Total stock-based employee compensation determined under fair value based method for all awards	(195)	(834)	(755)	(193)

Pro forma net loss	(6,052)	(4,377)	(11,782)	(7,142)
Preferred stock dividends	(11,708)	(13,074)	(14,210)	(3,552)

Pro forma net loss attributable to common stockholders	$(17,760)	$(17,451)	$(25,992)	$(10,694)

Net loss per common share, basic and diluted:
As reported	$(32.43)	$(8.57)	$(7.56)	$(3.71)
Pro forma	$(32.53)	$(8.63)	$(7.64)	$(3.74)

Adoption of SFAS No. 123R

        Effective December 31, 2005, the Company adopted the fair value recognition provisions of SFAS No. 123R, Share-Based Payment ("SFAS No. 123R"), using the prospective method. Under that method, compensation cost recognized in 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of December 31, 2005 based on the grant-date fair value estimated in accordance with the provisions of APB No. 25 and (b) compensation cost for all share-based payments granted on or after December 31, 2005 based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R. Results for prior periods have not been restated.

        SFAS No. 123R requires the cash flows from the tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) to be classified as financing cash flows.

        Under SFAS No. 123R, the Company uses the Black-Scholes formula to estimate the fair value of its share-based payments. The application of this valuation model involves assumptions that are judgmental and sensitive in the determination of compensation expense. The Company believes that it has limited historical data regarding the volatility of its share price on which to base an estimate of expected volatility, consequently, it has estimated its volatility-based on the volatility of similar individual companies. The Company considered factors such as; stage of life cycle, competitors, size, and financial leverage in the selection of similar entities. The Company has estimated expected lives of its options issued in the three months ended March 31, 2006, using an expected term based on the midpoint between the vesting date and the end of the contractual term. The risk-free interest rate was selected based upon yields of U.S. Treasury issues with a term equal to the expected life of the option being valued.

        Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Stock-based compensation expense recognized in the Company's financial statements in 2006 and thereafter is based on awards that are ultimately expected to vest. The Company evaluates the assumptions used to value the awards on a quarterly basis. If factors change and different assumptions are used, stock-based compensation expense may differ significantly from what has been recorded in the past. If there are any modifications or cancellations of the underlying unvested securities, the Company may be required to accelerate, increase or cancel any remaining unearned stock-based compensation expense. Future stock-based compensation expense and unearned stock-based compensation will increase to the extent that the Company grants additional equity awards to employees or assumes unvested equity awards in connection with acquisitions.

        The weighted average for key assumptions used in determining the fair value of options granted during the three months ended March 31, 2006 follows (unaudited):

Expected life in years	6.25
Expected price volatility	30%
Risk-free interest rate	4.8%
Dividend yield	0.0%

        During the three months ended March 31, 2006 options were granted to certain employees at prices equal to or greater than the market value of the stock on the dates the options were granted. The options granted have a term of 10 years from the grant date and vest over a four year period. The fair value of each option is amortized into compensation expense on a straight-line basis between the grant date for the option and the vesting date.

        The implementation of SFAS No. 123R resulted in approximately $6,000 of stock compensation expense during the three months ended March 31, 2006.

Equity Instruments Issued to Non-employees

        The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 as amended by SFAS No. 148, and EITF Issue No. 96-18, Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services ("EITF 96-18") and related interpretations which require that such equity instruments are recorded at their fair value on the measurement date. The measurement of stock-based compensation is subject to periodic adjustment as the underlying equity instruments vest. The issuance of equity instruments to non-employees did not have a material impact on the consolidated financial statements for the year ended December 26, 2003. During the year ended December 31, 2004, the issuance of equity securities to non-employees resulted in compensation expense of $0.8 million. During the year ended December 30, 2005 and the three months ended April 1, 2005 and March 31, 2006, the issuance of equity securities to non-employees resulted in compensation expense of $39,000, zero (unaudited) and zero (unaudited), respectively.

        The deferred stock-based compensation is being amortized using the straight-line vesting method, in accordance with SFAS No. 123 and EITF 96-18, over the vesting period of each stock option, generally over four years. As of March 31, 2006, the Company had an aggregate of approximately $0.6 million (unaudited) of deferred stock-based compensation remaining to be amortized through fiscal 2008.

Income Taxes

        The Company utilizes the liability method of accounting for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes ("SFAS No. 109"). Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates.

        Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The likelihood of a material change in the Company's expected realization of these assets depends on the Company's ability to generate sufficient future taxable income. The Company's ability to generate enough taxable income to utilize its deferred tax assets depends on many factors, among which is the Company's ability to deduct tax loss carryforwards against future taxable income, the effectiveness of the Company's tax planning strategies and reversing deferred tax liabilities.

Comprehensive Income (Loss)

        Comprehensive income (loss) is defined as the change in equity or net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The difference between net loss and comprehensive loss for the year ended December 26, 2003 was composed entirely of the Company's minimum pension liability. Net loss and comprehensive loss were equivalent for the year ended December 31, 2004. The difference between net loss and comprehensive loss for the year ended December 30, 2005 and the three months ended March 31, 2006 was composed of the Company's minimum pension liability and foreign currency translation adjustments.

Net Loss per Share

        Basic net loss per share is computed by dividing net loss attributable to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted net loss per share is computed giving effect to all potential dilutive common stock, including options, warrants, common stock subject to repurchase and convertible preferred stock.

        A reconciliation of the numerator and denominator used in the calculation of basic and diluted net loss per common share follows (in thousands, except per share data):

	Year Ended			Three Months Ended
	December 26, 2003	December 31, 2004	December 30, 2005	April 1, 2005	March 31, 2006
				(unaudited)
Numerator:
Net loss, as reported	$(5,998)	$(4,272)	$(11,513)	$(7,064)	$(726)
Preferred stock dividends	(11,708)	(13,074)	(14,210)	(3,552)	(3,908)

Net loss attributable to common stockholders	$(17,706)	$(17,346)	$(25,723)	$(10,616)	$(4,634)

Denominator:
Weighted-average common shares outstanding	3,433	4,523	4,816	4,807	4,795
Less: Weighted-average common shares subject to repurchase	(2,887)	(2,500)	(1,413)	(1,947)	(940)

Weighted-average number of shares used in computing basic and diluted net loss per common share	546	2,023	3,403	2,860	3,855

Net loss per common share, basic and diluted	$(32.43)	$(8.57)	$(7.56)	$(3.71)	$(1.20)

        The following outstanding options to purchase shares of common stock and shares of convertible preferred stock were excluded from the computation of diluted net loss per share as they had an antidilutive effect (in thousands):

	Year Ended			Three Months Ended
	December 26, 2003	December 31, 2004	December 30, 2005	April 1, 2005	March 31, 2006
				(unaudited)
Options to purchase common stock	3,676	5,573	4,294	4,498	4,177
Convertible preferred stock	113,072	112,982	112,982	112,982	112,982

Total	116,748	118,555	117,276	117,480	117,159

Unaudited Pro Forma Net Loss per Common Share

        Pro forma basic and diluted net loss per common share gives effect to the conversion of the Company's recapitalized convertible preferred stock into common stock immediately prior to the completion of the the Company's initial public offering, as if the conversion occurred on the date of issuance. A reconciliation of the numerator and denominator used in the calculation of pro forma basic and diluted net loss per common share follows (in thousands, except per share data):

	Year Ended			Three Months Ended
	December 26, 2003	December 31, 2004	December 30, 2005	April 1, 2005	March 31, 2006
				(unaudited)
Numerator:
Net loss, as reported	$(5,998)	$(4,272)	$(11,513)	$(7,064)	$(726)
Denominator:
Weighted-average common shares outstanding	3,433	4,523	4,816	4,807	4,795
Less: Weighted-average common shares subject to repurchase	(2,887)	(2,500)	(1,413)	(1,947)	(940)
Plus: Conversion of preferred stock into common stock	113,072	113,041	112,982	112,982	112,982

Weighted-average number of shares used in computing unaudited pro forma basic and diluted net loss per common share	113,618	115,064	116,385	115,842	116,837

Unaudited pro forma net loss per common share, basic and diluted	$(0.05)	$(0.04)	$(0.10)	$(0.06)	$(0.01)

Concentrations

        Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents, short-term investments and trade accounts receivable. The Company invests its cash balances through high-credit quality financial institutions. The Company performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history, age of the balance and the customer's current credit worthiness, as determined by a review of the customer's current credit information. The Company monitors collections and payments from its customers and maintains an allowance for doubtful accounts based upon historical experience and any specific customer collection issues that have been identified. A considerable amount of judgment is required in assessing the ultimate realization of these receivables. Customer receivables are generally unsecured.

        Accounts receivable from significant customers representing 10% or more of the net accounts receivable balance as of December 31, 2004, December 30, 2005, April 1, 2005 and March 31, 2006 consists of the following customers:

	As of		As of
	December 31, 2004	December 30, 2005	April 1, 2005	March 31, 2006
			(unaudited)
Conexant	19.9%	29.1%	28.6%	28.4%
Skyworks	59.9	32.8	39.9	24.1
Freescale	—	—	—	10.1

        Net revenues from significant customers representing 10% or more of net revenues for the years ended December 26, 2003, December 31, 2004 and December 30, 2005 and the three months ended April 1, 2005 and March 31, 2006 are provided by the following customers:

	Year Ended			Three Months Ended
	December 26, 2003	December 31, 2004	December 30, 2005	April 1, 2005	March 31, 2006
				(unaudited)
Conexant	47.6%	28.3%	26.0%	25.5%	29.3%
Skyworks	42.8	46.1	34.5	43.1	26.9
Marvell	—	—	—	10.1	—

        As a result of the Company's concentration of its customer base, loss or cancellation of business from, or significant changes in scheduled deliveries of product sold to either of these customers or a change in their financial position could materially and adversely affect the Company's consolidated financial position, results of operations and cash flows.

        The Company operates a single manufacturing facility located in Newport Beach, California. A major interruption in the manufacturing operations at this facility would have a material adverse affect on the consolidated financial position and results of operations of the Company.

        The Company's manufacturing processes use specialized materials, including semiconductor wafers, chemicals, gases and photomasks. These raw materials are generally available from several suppliers. However, from time to time, the Company prefers to select one vendor to provide it with a particular type of material in order to obtain preferred pricing. In those cases, the Company generally seeks to identify, and in some cases qualify, alternative sources of supply.

        As of March 31, 2006, approximately 57% (unaudited) of the Company's manufacturing related employees are covered by a collective bargaining agreement negotiated with one union. The Company's current agreement expires in May 2008.

Recent Accounting Standards

        In November 2005, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position (FSP) FAS 115-1 and FAS 124-1, The Meaning of Other-than-Temporary Impairment of Its Application to Certain Investments ("FSP 115-1"), which provides guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other-than-temporary, and on measuring such impairment loss. FSP 115-1 also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 is required to be applied to reporting periods beginning after December 15, 2005. The Company adopted FSP 115-1 in the first quarter of 2006 and the adoption did not have a material impact on its consolidated results of operations and financial condition.

        In December 2004, the FASB issued SFAS No. 123R. SFAS No. 123R is effective for public companies at the beginning of the first annual period after June 15, 2005 and for non-public companies at the beginning of the first annual period after December 15, 2005. The Company adopted the provisions of this standard on December 31, 2005. This statement eliminates the ability to account for share-based compensation using the intrinsic value-based method under APB No. 25. SFAS No. 123R requires the Company to recognize in its financial statements equity-based compensation expense for stock options and employee stock purchase plan rights granted to employees based on the grant-date fair value of the equity instrument. Prior to December 31, 2005, the Company disclosed the pro forma net loss and the related pro forma loss per share information using the minimum-value model in accordance with SFAS No. 123 and SFAS No. 148, Accounting for Stock-Based Compensation Costs-Transition and Disclosure. Non-public companies, including those that become public after June 15, 2005, that used the minimum value method to measure compensation cost under SFAS No. 123 for either financial statement recognition or pro forma disclosure purposes are now required to use the prospective method to adopt SFAS No. 123R. Under the prospective method, non-public entities will continue to account for nonvested awards outstanding on the date of adoption of SFAS No. 123R in the same manner as they had been accounted for prior to the adoption for financial statement recognition purposes. No continuation of pro forma disclosures will be required for companies that used the minimum-value model, because minimum value is not considered fair value.

        In November 2004, the FASB issued SFAS No. 151, Inventory Costs ("SFAS No. 151"). SFAS No. 151 amends the guidance in Accounting Research Bulletin ("ARB") No. 43, Chapter 4 to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). The statement requires that those items be recognized as current-period charges and also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS No. 151 are effective for inventory costs incurred in fiscal years beginning after June 15, 2005; however, early adoption is permitted. The Company early adopted SFAS No. 151 for fiscal 2005 and the impact of the provisions of this standard did not have a significant effect on its consolidated results of operations or financial position for the year ended December 30, 2005.

        In May 2004, the FASB issued FSP FAS 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Medicare Prescription Drug Act") ("FSP FAS 106-2"). FSP FAS 106-2 permitted a sponsor of a postretirement health care plan that provides a prescription drug benefit to make a one-time election to defer accounting for the effects of the Medicare Prescription Drug Act that became law on December 8, 2003. The Company elected the deferral such that the accumulated benefit obligation at December 26, 2003 and the net periodic postretirement benefit cost for the periods then ended did not reflect the effects of the Medicare Prescription Drug Act on the Company's postretirement health care plan. The Company adopted the provisions of FSP FAS 106-2 beginning December 27, 2003. As a result of adopting the provisions of FSP FAS 106-2, the Company's accumulated postretirement benefit obligation was reduced by $2.4 million and net periodic postretirement benefit expense for 2004 was reduced by $281,000.

3. Supplemental Financial Statement Data

        Inventories consist of the following (in thousands):

	December 31, 2004	December 30, 2005	March 31, 2006
			(unaudited)
Raw material	$6	$—	$—
Work-in-process	11,936	14,601	16,343
Finished goods	9,368	3,205	1,880

	$21,310	$17,806	$18,223

        Property, plant and equipment, net consist of the following (in thousands):

	Useful Life	December 31, 2004	December 30, 2005	March 31, 2006
	(In years)			(unaudited)
Building improvements	5 - 20	$23,781	$25,429	$25,434
Machinery and equipment	3 - 8	60,659	77,485	83,087
Furniture and equipment	3 - 15	3,692	5,157	5,215
Computer software	3 - 7	4,838	6,133	6,133
Construction in progress		9,538	12,233	7,561

		102,508	126,437	127,430
Accumulated depreciation		(40,669)	(61,188)	(66,597)

		$61,839	$65,249	$60,833

        Construction in progress primarily consists of machinery being qualified for service in the Company's Newport Beach, California foundry. Depreciation expense for the years ended December 26, 2003, December 31, 2004, and December 30, 2005 and the quarter ended March 31, 2006 was $14.4 million, $16.3 million, $20.1 million and $5.4 million (unaudited), respectively.

        Other current liabilities consist of the following (in thousands):

	December 31, 2004	December 30, 2005	March 31, 2006
			(unaudited)
Accrued license payable	$3,000	$2,500	$2,500
Sales returns and allowances	5,426	4,282	4,244
Accrued property taxes	2,889	993	993
Other	5,550	6,251	6,584

	$16,865	$14,026	$14,321

4. Short-term Investments

        The Company has a cash management program that provides for the investment of excess cash balances primarily in U.S. governmental agency securities and auction rate securities issued by U.S. governmental agencies, municipal governments and corporations.

        The following is a summary of investment securities at fair market value (which approximates cost) (in thousands):

	December 31, 2004	December 30, 2005	March 31, 2006
			(unaudited)
Available-for-Sale Securities:
U.S. governmental agency securities	$4,697	$450	$450
Corporate securities	24,425	10,200	8,550
Municipal securities	21,500	13,200	11,100

	$50,622	$23,850	$20,100

        The following is the fair market value (which approximates cost) of investment securities by maturity (in thousands):

	December 31, 2004	December 30, 2005	March 31, 2006
			(unaudited)
Available-for-Sale Securities:
Due in one year or less	$1,497	$—	$—
Due after ten years	49,125	23,850	20,100

	$50,622	$23,850	$20,100

5. Income Taxes

        The Company's effective tax rate differs from the statutory rate as follows (in thousands):

	Year Ended			Three Months Ended
	December 26, 2003	December 31, 2004	December 30, 2005	April 1, 2005	March 31, 2006
				(unaudited)
Tax benefit computed at the federal statutory rate	$(2,094)	$(673)	$(4,013)	$(2,470)	$(243)
State tax, net of federal benefit	8	34	21	5	13
Permanent items	35	37	47	9	12
HHNEC deemed gain recognition	—	—	362	—	46
Other	—	—	110	—	—
Valuation allowance, federal	2,063	2,950	3,519	2,464	205

Income tax provision	$12	$2,348	$46	$8	$33

        The Company's tax provision is as follows (in thousands):

	Year Ended
	December 26, 2003	December 31, 2004	December 30, 2005
Current tax expense:
Federal	$—	$91	$14
State	12	52	32

Total current	12	143	46
Deferred tax expense/(benefit):
Federal	—	—	—
State	—	—	—

Total deferred	—	—	—
Benefit applied to reduce intangible assets:
Federal	—	1,894	—
State	—	311	—
Total intangible	—	2,205	—

Income tax provision	$12	$2,348	$46

        Significant components of the Company's deferred tax assets and liabilities from federal and state income taxes as of December 31, 2004 and December 30, 2005 are as follows (in thousands):

	December 31, 2004	December 30, 2005
Deferred tax assets:
Net operating loss carryforwards	$26,465	$33,970
Accruals and reserves	15,964	17,251
Stock compensation	336	396
HHNEC basis difference	33	—
Alternative minimum tax credit	127	127
Depreciation and amortization	22,087	18,359

Total deferred tax assets	65,012	70,103
Valuation allowance	(65,001)	(69,375)

	11	728
Deferred tax liabilities:
Warrants	11	39
Prepaid assets	—	425
HHNEC basis difference	—	264

Total deferred tax liabilities	11	728

Net deferred taxes	$—	$—

        A valuation allowance of $65.0 million and $69.4 million at December 31, 2004 and December 30, 2005, respectively, has been recorded to offset the related net deferred tax assets due to the fact that based upon available evidence, the Company is unable to conclude that it is more likely than not that such deferred tax assets will be realized. A substantial portion of this valuation allowance relates to deferred tax assets created upon the formation of the Company. During 2004, the Company realized tax benefits associated with the deferred tax assets created in the formation of the Company. SFAS No. 109 requires the benefit from the reduction of the valuation allowance related to these deferred tax assets to first be applied to reduce goodwill and then noncurrent intangible assets before the Company can apply the benefit to reduce income tax expense. During 2004, noncurrent intangibles were reduced by $2.2 million. The $2.2 million reduction of noncurrent intangibles exhausted the remaining acquired noncurrent intangibles. At December 30, 2005, if or when recognized, the tax benefits related to any reversal of the valuation allowance on the deferred tax assets at December 30, 2005 will be accounted for as follows: approximately $69.0 million will be recognized as a reduction of income tax expense and $0.4 million will be recognized as an increase in stockholders equity. The increase to stockholders equity primarily relates to tax deductions from employee stock options and unfunded pension liability included in other comprehensive income.

        At March 31, 2006, the Company had federal tax net operating loss carryforwards of approximately $86.4 million (unaudited) and state tax net operating loss carryforwards of approximately $70.7 million (unaudited). The federal tax loss will begin to expire in 2022, unless previously utilized. The state tax loss carryforwards will begin to expire in 2013, unless previously utilized. At March 31, 2006, the

Company had combined federal and state alternative minimum tax credit carryforwards of approximately $0.1 million (unaudited). The alternative minimum tax credits carryforward indefinitely.

        Utilization of net operating losses, credit carryforwards, and certain deductions may be subject to annual limitations due to ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The tax benefits related to future utilization of federal and state net operating losses, tax credit carryforwards, and other deferred tax assets may be limited or lost if cumulative changes in ownership exceed 50% within any three-year period. Such a limitation may occur upon the Company's planned initial public offering. Additional limitations on the use of these tax attributes could occur in the event of possible disputes arising in examinations from various tax authorities. Currently, the Company is not under examination.

        Significant judgment is required in determining the Company's provision for income taxes. In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain. Despite the Company's belief that the tax return positions are supportable, the Company believes that certain positions could be challenged and may not be sustained on review by tax authorities. No assurance can be given that the final resolution of these matters will not be materially different than those reflected in the Company's historical income tax provisions and accruals. Such determinations could have a material effect on the Company's income tax provisions or benefits in the period in which such determination is made.

6. Commitments and Contingencies

Leases

        The Company leases its fabrication facilities and headquarters from Conexant under non-cancelable operating leases through March 2017. The leases generally contain renewal provisions for varying periods of time. The Company also leases office and warehouse facilities from third parties. Rent expense under the fabrication and headquarters facilities leases consists of reimbursement by the Company to Conexant for its pro rata share of expenses incurred associated with ownership of the facilities. These expenses include property taxes, building insurance, depreciation and common area maintenance and are included in operating expenses in the accompanying consolidated statement of operations. The Company is not permitted to sublease space that is subject to the leases with Conexant without Conexant's prior approval. Aggregate rental expense under operating leases, including amounts paid to Conexant (Note 10 Relationships with Related Parties and Others—Lease Agreement), was approximately $3.4 million, $3.2 million, $3.5 million, $0.8 million (unaudited) and $0.7 million (unaudited) for the years ended December 26, 2003, December 31, 2004 and December 30, 2005, and the three months ended April 1, 2005 and March 31, 2006, respectively.

        At December 30, 2005, future minimum payments under operating leases are primarily due to Conexant and these costs have been estimated based on the actual costs incurred during 2005 and when applicable have been adjusted for increases in the consumer price index.

        Future minimum payments under non-cancelable operating leases are as follows:

	Payment Obligations by Year
	2006	2007	2008	2009	2010	Thereafter	Total
	(In thousands)
Operating leases	$3,518	$3,415	$3,128	$3,093	$3,093	$19,192	$35,439

Supply Agreement

        The Company has a fifteen-year, guaranteed supply agreement for certain gasses used in the Company's manufacturing process that expires July 12, 2014. The agreement specifies minimum purchase commitments and contains a termination fee that is adjusted downward on each of the agreement's anniversary dates. The initial minimum purchase commitment of approximately $1.0 million annually is adjusted based on supplemental gas purchases, wage increases for the labor portion of the minimum purchase commitment and price increases for supplemental product. If the Company were to terminate the supply agreement during 2006, the termination fee would be approximately $4.7 million prior to July 12, 2006 and $4.4 million on or after July 12, 2006.

        Purchases under this agreement were approximately $1.4 million, $1.4 million and $1.5 million for the years ended December 26, 2003, December 31, 2004 and December 30, 2005, respectively.

Environmental Matters

        The Company's operations are regulated under a number of federal, state and local environmental laws and regulations, which govern, among other things, the discharge of hazardous materials into the air and water as well as the handling, storage and disposal of such materials. Compliance with these environmental laws are major considerations for all semiconductor manufacturers because hazardous materials are used in the manufacturing process. In addition, because the Company is a generator of hazardous waste, the Company, along with any other person with whom it arranges for the disposal of such waste, may be subject to potential financial exposure for costs associated with an investigation and remediation of sites at which it has arranged for the disposal of hazardous waste, if such sites become contaminated. This is true even if the Company fully complies with applicable environmental laws. In addition, it is possible that in the future, new or more stringent requirements could be imposed. Management believes it has materially complied with all material environmental laws and regulations. There have been no material claims asserted nor is management aware of any material unasserted claims for environmental matters.

Litigation and Claims

        The Company is not currently involved in any material litigation. From time to time, claims have been asserted against the Company, including claims alleging the use of intellectual property rights of others in certain of the Company's manufacturing processes. The resolution of these matters may entail the negotiation of license agreements, as a settlement, or resolution of such claims through arbitration or litigation proceedings. The outcome of claims asserted against the Company cannot be predicted with certainty and it is possible that some claims or proceedings may be disposed of unfavorably to the Company. Many intellectual property disputes have a risk of injunctive relief and there can be no assurances that a license will be granted or granted on commercially reasonable terms. Injunctive relief or a license with materially adverse terms could have a material adverse effect on the consolidated financial position, results of operations and cash flows of the Company. Based on its evaluation of matters that are pending or asserted, management of the Company believes the disposition of such matters will not have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.

Indemnification

        From time to time, the Company enters into contracts with customers in which the Company provides certain indemnification to the customer in the event of claims of patent or other intellectual property infringement resulting from the customer's use of the Company's intellectual property. Such provisions are customary in the semiconductor industry and do not reflect an assessment by the Company of the likelihood of a claim. The Company has not recorded a liability for potential obligations under these indemnification provisions and would not record such a liability unless the Company believed that the likelihood of a material obligation was probable and estimatable.

Property Taxes

        In 2005 the Company obtained a decision from the County of Orange Property Tax Appeals Board which resulted in a reduction in the assessed value of business property as well as reduced taxes recognized and expensed in previous years by the Company for the property tax year 2003-2004. As a result, the Company recognized a reduction to cost of revenues in the accompanying consolidated statement of operations for the year ended December 30, 2005.

License and Technology Transfer Agreements with Polar Semiconductor, Inc.

        In December 2005, the Company entered into agreements for the transfer of and licensing of technology from Polar Semiconductor, Inc ("PolarFab"). The PolarFab agreements provide for no up front purchase consideration and a series of performance based payments of up to $5.0 million. In the first quarter of 2006, the Company expensed $0.7 million of research and development expense upon the achievement of process qualification milestones under its agreement with PolarFab.

        Additionally, if and when the Company sells product in volume that is based on PolarFab technology, then the Company will be required to pay PolarFab a royalty of up to 8% of revenues derived from such technology.

7. Sale of Stock to RF Micro Devices

        In October 2002, the Company entered into an agreement with RF Micro Devices, Inc., whereby the Company guaranteed specified production capacity to RF Micro Devices, provided credits of up to $40.0 million to be utilized as a specified percentage discount per wafer when and as the wafers are sold to RF Micro Devices by the Company (Wafer Credits), and issued 13,071,888 shares of its Series B Preferred Stock. The wafer and supply agreement remains in effect until October 15, 2007. In exchange for the consideration described above, RF Micro Devices provided the Company with a cash payment of $30.0 million and issued a promissory note (the "Note") in the amount of $30.0 million. The Note was secured by the underlying shares of preferred stock issued to RF Micro Devices in connection with this transaction and was originally recorded as a reduction to stockholders' equity. RF Micro Devices paid the Note in full in October 2003.

        Prices for wafers supplied by the Company under this agreement are the lower of specified fixed prices that decrease over time or the average global market price for substantially similar wafers, or if no such price is available, the average price offered by the Company to its other customers, excluding Conexant, its affiliates and spun-off entities. The Wafer Credits are additional discounts to offset a portion of the base price of wafers manufactured by the Company for RF Micro Devices. A valuation of the Wafer Credits was performed using the discounted cash flow method. The fair value assigned to the $40.0 million of Wafer Credits was $12.2 million and was recorded as deferred revenues in the accompanying consolidated financial statements. The remaining value of the agreement of $47.8 million was allocated to the Series B Preferred Stock. Significant assumptions used to determine the value assigned to the Wafer Credits included that RF Micro Devices would purchase its wafer volume forecast over the five year initial term of the supply agreement; both parties would be inclined to renew the supply agreement for one additional term; and estimated rates of return on non-SiGe technology and the SiGe technology. Upon shipment of the underlying wafers to RF Micro Devices, the Company recognizes as revenue a portion of the deferred revenues equal to approximately 31% of the amount of any Wafer Credits applied by RF Micro Devices to the base price of the wafers. As of March 31, 2006, the remaining deferred revenues with respect to the Wafer Credits was approximately $11.7 million (unaudited).

8. Stockholders' Equity

        The Company has authorized 455,000,000 shares of stock of which 55,000,000 shares are designated class A Common Stock, $0.001 par value per share ("class A Common Stock"), and 200,000,000 shares are designated class B Common Stock, $0.001 par value per share ("class B Common Stock") (the class A Common Stock and the class B Common Stock being collectively referred to herein as "Common" or "Common Stock"), and 200,000,000 shares are Preferred Stock, $0.001 par value per share, of which 55,000,000 shares are designated as Series A Preferred Stock ("Series A Preferred Stock"), and 58,071,888 shares are designated as Series B Preferred Stock ("Series B Preferred Stock" and, together with Series A Preferred Stock, "Preferred Stock").

        Except as otherwise disclosed below, the rights, privileges and obligations of class A Common Stock and class B Common Stock are identical in all respects.

Dividends

        Dividends on the Preferred Stock are payable if and when declared by the Board of Directors or upon a liquidation and are cumulative. In the event a dividend is declared, the Preferred Stock holders are entitled to receive, prior to any payment of dividends to holders of Common Stock, annual dividends in the amount of 10% of the face value of the Preferred Stock that accrue from the date of issuance of the Preferred Stock. The Preferred Stock was originally assigned a face value of $1.00 per share for purposes of calculating the dividends and liquidation preference payable in respect of a share of Preferred Stock. Any dividends that have accrued but remain unpaid at the end of any calendar year are added to the face value of the Preferred Stock. No dividends are to be paid on any Common Stock until all cumulative dividends have been paid. Thereafter, the holders of Preferred and Common Stock participate ratably in all dividends paid, on an as-converted basis. As of March 31, 2006, the Company had aggregate cumulative Preferred Stock dividends in arrears of $47.2 million (unaudited).

Voting

        Each holder of Preferred Stock is entitled to a number of votes equal to the number of shares of Common Stock into which the holders' shares of Preferred Stock are convertible. If at any time the combined number of shares of Series A Preferred Stock and class A Common Stock then outstanding is less than 51% of the total number of votes entitled to be cast by all holders of Preferred and Common Stock then outstanding, the holders of Series A Preferred Stock and class A Common Stock are entitled to receive additional voting rights to increase their total votes to equal 51%.

Liquidation

        In the event that the total assets available for distribution is less than 3.5 times the aggregate face value of the outstanding Preferred Stock plus accrued and unpaid dividends thereon, each holder of Preferred Stock is entitled to a liquidation preference equal to 1.0 times the face value of the shares of Preferred Stock held by such holder plus all accrued and unpaid dividends thereon. Any remaining assets are to be distributed; 86% to holders of Preferred Stock and 14% to the holders of Common Stock. In the event that the total assets available for distribution is greater than 3.5 times the aggregate face value of the outstanding Preferred Stock plus accrued and unpaid dividends thereon, the proceeds are to be distributed to the holders of Preferred Stock and Common Stock on a pro rata, as-converted basis.

Conversion

        Each share of Preferred Stock is convertible at the option of the holder, any time into one share of Common Stock. Shares of Series A and Series B Preferred Stock convert into shares of class A and class B Common Stock, respectively. Upon the conversion of all of the shares of Series A Preferred Stock into class A Common Stock, all shares of Series B Preferred Stock shall automatically convert into shares of class B Common Stock. In the event of a closing of a firm commitment to underwrite a public offering pursuant to an effective registration statement under the Securities Exchange Act of 1933, each outstanding share of Preferred Stock converts automatically into class B Common Stock and each outstanding share of class A Common Stock and class B Common Stock shall be recapitalized into common stock.

Equity Incentive Plan

        In May 2002, the Company adopted the Jazz Semiconductor, Inc. 2002 Equity Incentive Plan (the "Incentive Plan"), as subsequently amended in May 2004 and October 2005, that provides for the issuance of awards to purchase up to 17,647,000 shares of class B Common Stock. This amount will increase annually on the first day of each calendar year beginning in 2007 through 2011, by an amount equal to the lesser of (a) 3.5% of the number of outstanding shares of the Company's Common Stock on the last day of the immediately preceding fiscal year; (b) 10,000,000 shares, or (c) such lesser number of shares as is determined by the Company's board of directors.

        Options to acquire shares of the Company's class B Common Stock may be issued under the Incentive Plan for a period of 10 years following the Incentive Plan's adoption. Employees, officers,

directors and consultants are eligible to receive options under the Incentive Plan. The Incentive Plan is administered by the Board of Directors or a committee appointed for such purposes, which has the sole discretion and authority to determine which eligible employees will receive options, when the options will be granted and the terms and conditions of the options granted. Options granted generally have a term of 10 years, and generally vest and become exercisable at the rate of 25% on each anniversary of the grant date. Options generally can be early exercised but vest ratably over a four-year period commencing on the first anniversary date of the grant.

        The following table summarizes stock option and stock award activity for the years ended December 26, 2003, December 31, 2004 and December 30, 2005, and the three months ended March 31, 2006:

	Number of Shares	Weighted Average Exercise Price
	(in thousands)
Outstanding at December 27, 2002	5,257	$0.20
Granted	8,527	1.66
Exercised	(1,827)	0.20
Cancelled	(394)	0.20

Outstanding at December 26, 2003	11,563	1.28
Granted	948	2.71
Exercised	(367)	1.54
Cancelled	(652)	1.21

Outstanding at December 31, 2004	11,492	1.39
Granted	1,378	2.50
Exercised	(101)	0.55
Cancelled	(1,714)	1.33

Outstanding at December 30, 2005	11,055	1.55

Granted (unaudited)	252	2.50
Exercised (unaudited)	(11)	0.20
Cancelled (unaudited)	(544)	1.48

Outstanding at March 31, 2006 (unaudited)	10,752	1.57

Options available for grant at March 31, 2006 (unaudited)	2,417

Incentive Plan Information

        Option activity under the Incentive Plan in the three months ended March 31, 2006 is set forth below:

	Options Outstanding
	Number of Shares	Price Range per Share	Weighted Average Exercise Price per Share	Weighted Average Fair Value per Share
	(In thousands)
Balance at December 30, 2005	11,055	$0.20-3.50	$1.55
Options granted under the Incentive Plan (unaudited)	252	2.50-2.50	2.50	$1.01
Options cancelled (unaudited)	(544)	0.20-3.50	1.48
Options exercised (unaudited)	(11)	0.20-0.20	0.20

Balance at March 31, 2006 (unaudited)	10,752	0.20-3.50

        The total pretax intrinsic value of options exercised during the three months ended March 31, 2006 was $24,150. This intrinsic value represents the difference between the fair market value of the Company's Class B common stock on the date of exercise and the exercise price of each option.

        The aggregate pretax intrinsic value, weighted average remaining contractual life, and weighted average per share exercise price of options outstanding and of options exercisable as of March 31, 2006 were as follows (unaudited):

	Options Outstanding				Options Vested
Range of Exercise Prices	Number of Shares	Weighted Average Exercise Price	Aggregate Pretax Intrinsic Value	Weighted Average Remaining Contractual Life	Number of Shares	Weighted Average Exercise Price	Aggregate Pretax Intrinsic Value
	(In thousands)		(In thousands)	(In years)	(In thousands)		(In thousands)
$0.20	3,278	$0.20	$7,540	6.29	5,863	$0.20	$13,484
1.50	2,720	1.50	2,720	7.69	1,483	1.50	1,483
2.50	4,459	2.50	—	8.32	1,523	2.50	—
3.50	295	3.50	—	8.29	101	3.50	—

	10,752	$1.57	$10,260	7.54	8,970	$0.84	$14,967

        The aggregate pretax intrinsic values in the preceding table were calculated based on fair value determined by the Company of the Company's Class A stock of $2.50 on March 31, 2006. At March 31, 2006 the weighted average remaining contractual life of the exercisable options was 7.54 years.

Stock Compensation Expense

        The weighted average fair values per share of stock options granted in connection with the Company's stock incentive plans have been estimated utilizing the following assumptions (unaudited):

Three Months Ended March 31, 2006
Expected life (in years)	6.25
Volatility	30%
Risk-free interest rate	4.8%
Dividend yield	0.0%

        At March 31, 2006, the amount of unearned stock-based compensation currently estimated to be expensed in the period 2006 through 2010 related to unvested share-based payment awards granted on or after December 31, 2005 was $0.2 million (unaudited). The period over which the unearned stock-based compensation is expected to be recognized is approximately 4 years. If there are any modifications or cancellations of the underlying unvested securities, the Company may be required to accelerate, increase or cancel any remaining unearned stock-based compensation expense. Future stock-based compensation expense and unearned stock-based compensation will increase to the extent that the Company grants additional equity awards to employees or assumes unvested equity awards in connection with acquisitions.

        The following table summarizes data for stock options granted over the life of the Incentive Plan.

	Weighted Average Exercise Price				Weighted Average Grant Date Fair Values
	Year Ended				Year Ended
Common Stock Options Granted with Exercise Price	December 26, 2003	December 31, 2004	December 30, 2005	Three Months Ended March 31, 2006	December 26, 2003	December 31, 2004	December 30, 2005	Three Months Ended March 31, 2006
				(unaudited)				(unaudited)
Equal to common stock value at date of grant	$—	$3.50	$2.50	$2.50	$—	$0.39	$0.37	$1.01
Less than common stock value at date of grant	1.08	1.39	—	—	0.60	2.15	—	—
Greater than common stock value at date of grant	2.50	2.50	—	—	—	—	—	—

During the years ended December 26, 2003 and December 31, 2004, the Company issued options to certain employees under the Incentive Plan with exercise prices below the deemed fair market value of the Company's common stock at the date of grant. In accordance with the requirements of APB No. 25, the Company recorded deferred stock-based compensation for the difference between the exercise price of the stock option and the deemed fair market value of the Company's stock at date of grant. This deferred stock-based compensation is amortized to expense on a straight-line basis over the period during which the Company's right to repurchase the stock lapses or the options become vested, generally four years. During the years ended December 26, 2003, December 31, 2004 and December 30, 2005, the Company recorded deferred stock compensation related to these options in the amounts of $2.4 million, $0.2 million, and $(0.5 million), net of cancellations, respectively, of which $0.1 million $0.7 million and $0.5 million has been amortized to expense during the years ended December 26, 2003, December 31, 2004 and December 30, 2005, respectively.

Shares Reserved for Future Issuance

        The Company has reserved the following shares of its Common Stock for issuance upon conversion of the issued and outstanding shares of Preferred Stock and future issuances of stock options under the 2002 Equity Incentive Plan (in thousands):

	At December 30, 2005	At March 31, 2006
		(unaudited)
Reserved for convertible preferred stock	112,982	112,982
Reserved for exercise of stock options outstanding and available for grant	13,142	13,169

Total	126,124	126,151

9. Employee Benefit Plans

Retirement Savings Plans

401(k) Plan

        The Company maintains two employee savings and retirement plans that are intended to qualify under Section 401(k) of the Internal Revenue Code. The Company's union employees may participate in one of these plans and its salaried employees may participate in the other plan. Pursuant to the 401(k) plans, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and have the amount of the reduction contributed to the applicable 401(k) plan. The Company may make matching contributions to the 401(k) plan for salaried employees in amounts to be determined by its board of directors. The Company makes matching contributions to the 401(k) plan for union employees up to 50% of the amount deferred to the plan by the union employee, subject to a per union employee cap of $750 per year. Expense incurred under the retirement savings plans was $1.0 million, $0.9 million, $0.7 million, $0.2 million (unaudited) and $0.2 million (unaudited) for the years ended December 26, 2003, December 31, 2004 and December 30, 2005, and the three months ended April 1, 2005 and March 31, 2006, respectively.

Retirement Medical Plan

        The Company has a retirement medical plan, which covers certain of its employees and provides for medical payments to eligible employees and dependents upon retirement. The Company assumed this plan from Conexant in connection with its formation. The participants covered by this plan through December 31, 2003 included certain current Company employees, former Company employees terminated subsequent to the inception of the Company and certain retired Conexant employees. The Conexant employees included in this plan were included in the benefit obligations and accrued benefit costs as of December 27, 2002 and December 26, 2003, the measurement dates. Conexant was contractually responsible for the costs associated with the Conexant plan participants. As a result, a corresponding receivable from Conexant was recorded for $3.1 million as of December 26, 2003. Furthermore, interest costs on the accumulated retirement medical plan obligation for Conexant employees included in this plan of $287,000 have been excluded from the Company's retirement medical expense for the year ended December 26, 2003.

        On January 1, 2004, the obligations for retired Conexant employees included in the retirement medical plan were transferred to Conexant. Accordingly, the corresponding liability of $3.1 million and receivable of $3.1 million is no longer included in the consolidated financial statements of the Company as of December 31, 2004.

        The components of the Company's retirement medical plan expense are as follows (in thousands, except percentages):

	Year Ended			Three Months Ended
	December 26, 2003	December 31, 2004	December 30, 2005	April 1, 2005	March 31, 2006
				(unaudited)
Service cost	$403	$421	$483	$121	$170
Interest cost	806	538	667	167	269
Amortization of actuarial loss	42	113	102	25	122

Total retirement medical plan expense	$1,251	$1,072	$1,252	$313	$561

Weighted average discount rate assumption	6.75%	6.00%	6.00%	6.00%	6.10%

        The change in benefit obligation is as follows (in thousands):

	Year Ended
	December 31, 2004	December 30, 2005
Change in benefit obligation:
Benefit obligation at beginning of period	$15,035	$11,671
Service cost	421	483
Interest cost	538	667
Plan participants' contributions	2	—
Settlement(1)	(4,148)	—
Benefits paid	(10)	(76)
Actuarial (gain) loss(2)	(167)	4,952

Benefit obligation end of period	$11,671	$17,697

Change in plan assets:
Fair value of plan assets at beginning of period	$—	$—
Employer contribution	8	76
Plan participants' contributions	2	—
Benefits paid	(10)	(76)

Fair value of plan assets at end of period	—	—
Funded status	(11,671)	(17,697)
Unrecognized net actuarial loss	2,416	7,266

Balance at end of period	$(9,255)	$(10,431)

(1)
The settlement represents the obligations for retired Conexant employees included in the retirement medical plan, which were transferred to Conexant as of January 1, 2004. The amount consists of $3.1 million benefit obligation and an actuarial gain of $1.0 million related to the amount transferred.

(2)
The actuarial gain for the year ended December 31, 2004 represents a $2.4 million gain from the Medicare Part D adjustment offset by an actuarial loss of $2.2 million which resulted from a change in the assumed discount rate and a reduction in the amount contributed to the retirement medical plan by the employer and participants. The actuarial loss for the year ended December 30, 2005 is due to medical costs being higher than what they were expected to be after Medicare Part D became effective.

        The following benefit payments are expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter (in thousands):

Fiscal Year	Other Benefits
2006	$197
2007	315
2008	454
2009	623
2010	813
2011 - 2015	7,507

        The Company expects to contribute $197,000 to the postretirement health plan in the fiscal year ending December 29, 2006.

	December 31, 2004	December 30, 2005
Weighted average assumptions at period-end:
Annual rate increase in per capita cost of health care benefits:
For the next year	10.0%	10.0%
Ultimate trend rate	5.0%	5.0%
Year that the rate reaches the ultimate trend rate	2011	2012
Discount rate	6.0%	6.0%

        Increasing the health care cost trend rate by 1% would increase the accumulated retirement medical plan obligation at December 30, 2005 by approximately $3.7 million and decreasing the health care cost trend rate by 1% would decrease the accumulated retirement medical plan obligation at December 30, 2005 by approximately $2.9 million. For the year ended December 30, 2005, a similar 1% increase in the health care cost trend rate would increase the service and interest cost by $265,000, and a 1% decrease in the health care cost trend rate would decrease the service and interest cost by $197,000.

Pension Plan

        The Company has a pension plan that provides for monthly pension payments to eligible employees upon retirement. The pension benefits are based on years of service and specified benefit amounts. The Company uses a December 31 measurement date. The Company makes quarterly contributions in accordance with the minimum actuarially determined amounts.

        The components of the change in benefit obligation, change in plan assets and funded status for the Company's pension plan are as follows (in thousands):

	December 31, 2004	December 30, 2005
Change in benefit obligation:
Benefit obligation at beginning of period	$3,432	$4,904
Service cost	553	650
Interest cost	201	331
Actuarial loss(1)	801	751
Benefits paid	(83)	(103)

Benefit obligation at end of period	$4,904	$6,533

Change in plan assets:
Assets at beginning of period	$4,459	$5,296
Actual return on assets	404	247
Employer contribution	516	800
Benefits paid	(83)	(103)

Assets at end of period	5,296	6,240

Funded status	392	(293)
Unrecognized net actuarial (gain) loss	(217)	669

Net amount recognized	$175	$376

(1)
The actuarial loss for the year ended December 31, 2004 is due primarily to the decrease in the assumed discount rate. The actuarial loss for the year ended December 30, 2005 is primarily due to earlier than assumed retirements which increased plan costs.

        The accumulated benefit obligation of the Company's pension plan was $4.9 million and $6.5 million as of December 31, 2004 and December 30, 2005, respectively.

        The following benefit payments are expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter (in thousands):

Fiscal Year	Other Benefits
2006	$136
2007	170
2008	195
2009	239
2010	266
2011 - 2015	1,678

        The Company expects to contribute $795,000 to the pension plan in the fiscal year ending December 29, 2006.

Weighted-average assumptions at period-end:

	December 31, 2004	December 30, 2005
Discount rate	5.75%	5.90%
Expected return on plan assets	7.50%	7.50%

        Amounts recognized in the statement of financial position consist of the following (in thousands):

	December 31, 2004	December 30, 2005
Prepaid pension cost	$175	$—
Accrued pension cost	—	(293)
Accumulated other comprehensive income	—	669

Net amount recognized	$175	$376

        An additional minimum pension liability of $160,000 was recorded at December 27, 2002 and included in other comprehensive income in 2002. At December 26, 2003, the additional minimum pension liability was not required and accordingly, the amount recorded in other comprehensive income was reversed. There was no additional minimum pension liability as of December 31, 2004. At December 30, 2005 the additional minimum pension liability was $669,000.

        The Company has estimated the expected return on assets of the plan of 7.5% based on assumptions derived from, among other things, the historical return on assets of the plan, the current and expected investment allocation of assets held by the plan and the current and expected future rates of return in the debt and equity markets for investments held by the plan. The obligations under the plan could differ from the obligation currently recorded if management's estimates are not consistent with actual investment performance.

        The Company's pension plan weighted-average asset allocations at December 31, 2004 and December 30, 2005, by asset category are as follows:

Asset Category:	December 31, 2004	December 30, 2005
Equity securities	71%	71%
Debt securities	29	29
Total	100%	100%

        The Company's primary policy goals regarding plan assets are cost-effective diversification of plan assets, competitive returns on investment, and preservation of capital. Plan assets are currently invested in mutual funds with various debt and equity investment objectives. The target asset allocation for the plan assets is 25-35% debt, or fixed income securities, and 65-75% equity securities. Individual funds are evaluated periodically based on comparisons to benchmark indices and peer group funds and necessary investment decisions are made in accordance with the policy goals of the plan investments by management.

        The components of the Company's net periodic pension cost are as follows (in thousands):

	Year Ended			Three Months Ended
	December 26, 2003	December 31, 2004	December 30, 2005	April 1, 2005	March 31, 2006
				(unaudited)
Service cost	$257	$553	$650	$162	$169
Interest cost	366	201	331	83	111
Expected return on assets	(262)	(416)	(393)	(98)	(132)
Amortization of actuarial loss (gain)	57	(63)	11	3	22

Total net periodic pension cost	$418	$275	$599	$150	$170

        Weighted-average assumptions for net periodic pension cost:

	Year Ended			Three Months Ended
	December 26, 2003	December 31, 2004	December 30, 2005	April 1, 2005	March 31, 2006
				(unaudited)
Discount rate	7.00%	6.00%	5.75%	5.75%	5.90%
Expected return on assets	7.50%	7.50%	7.50%	7.50%	7.50%

        One amendment to the pension plan was approved during 2004. The amendment was approved retroactive to January 1, 1999 and conformed the plan document to the Company's method of operation regarding employees who transferred from Conexant. This amendment did not result in a material change in the calculation of the cost or benefit obligation of the plan.

Post-Employment Plan

        For certain eligible bargaining unit employees who terminate employment, the Company provides a lump-sum benefit payment. The actuarially computed present value of this obligation has been recorded by the Company and was $613,000 and $670,000 at December 31, 2004 and December 30, 2005, respectively.

10. Relationships with Related Parties and Others

        As of December 30, 2005, Conexant has an approximate 38% ownership interest in the Company. Prior to December 26, 2003, the Company categorized Skyworks and Mindspeed as related parties because they were part of Conexant at the time of the Company's formation and, upon their separation from Conexant, the Company was contractually obligated under its supply agreement with Conexant to provide them with the same terms as Conexant under Conexant's wafer supply agreement with the Company. During 2003, the Company amended its respective wafer supply agreements with Skyworks and Mindspeed. Beginning in 2004, the Company no longer considered Skyworks or Mindspeed to be related parties because the terms of the amendments to the respective wafer supply agreements were negotiated independently on an arm's length basis.

        Conexant's Chief Executive Officer and Chairman of the Board is a member of the Company's Board of Directors. This board member is also a member of the Board of Directors of Skyworks and Mindspeed Technologies, Inc., two other customers of the Company that were spun-off from Conexant. Another member of the Company's Board of Directors serves as a member of the Board of Directors of Conexant and Mindspeed. Another member of the Company's Board of Directors serves as the Executive Vice President of Marketing and Strategic Development of RF Micro Devices. As of December 30, 2005, RF Micro Devices had an approximate 11% ownership interest in the Company (Note 7). The following summarizes significant transactions with related parties since 2003.

        Accounts receivable and payable from related parties are as follows (in thousands):

	Year Ended
	December 31, 2004	December 30, 2005	Three Months Ended March 31, 2006
			(unaudited)
Conexant:
Accounts receivable	$4,844	$10,061	$11,907
Accounts payable	773	—	218
RF Micro Devices:
Accounts receivable	492	972	2,559

        Revenues from related parties are as follows (in thousands):

	Year Ended			Three Months Ended
	December 26, 2003	December 31, 2004	December 30, 2005	April 1, 2005	March 31, 2006
				(unaudited)
Conexant	$88,274	$62,200	$51,843	$12,593	$16,355
Skyworks	78,962	N/A	N/A	N/A	N/A
Mindspeed	970	N/A	N/A	N/A	N/A
RF Micro Devices	1,465	4,634	8,978	1,476	3,180

(1)
Prior to December 26, 2003, the Company categorized Skyworks and Mindspeed as related parties because they were part of Conexant at the time of its formation and, in connection with their separation from Conexant, the Company was contractually obligated under its supply agreement with Conexant to provide them with the same terms as Conexant under Conexant's wafer supply agreement with the Company. During 2003, the Company amended its respective wafer supply agreements with Skyworks and Mindspeed. Beginning in 2004, the Company no longer considered Skyworks or Mindspeed to be related parties because the terms of the amendments to the respective wafer supply agreements were negotiated independently on an arm's length basis.

        No customers other than Conexant, Skyworks, Marvel or Freescale represented more than 10% of total revenues or accounts receivable.

Wafer Supply Agreements

        At the Company's inception, the Company and Conexant entered into a wafer supply agreement whereby Conexant was obligated to purchase certain minimum annual volumes of wafers through March 2005 at specified prices. Purchases of wafers made by companies that have been spun-off or affiliated with Conexant are counted towards Conexant's minimum purchase obligations. The term of the wafer supply agreement expires on March 30, 2007, but may be renewed for additional one-year terms upon agreement of the parties. In connection with this agreement, the Company provided Conexant with $60 million of credits that Conexant may only use to offset any increase in the contract price for each wafer purchased by Conexant through March 30, 2007. Conexant has not used any of these credits as of March 31, 2006 because the Company has not increased the contract prices of wafers sold to Conexant pursuant to the agreement. The Company currently believes that these credits will likely be sufficient to offset any increases in the prices to be paid by Conexant for wafers under the supply agreement. Conexant may also apportion these credits towards purchases by entities that it spins-off, however, it has not done so to date. During the two years following the expiration of the agreement, Conexant may apply up to an aggregate of $20 million of credits to wafer purchases, limited in amount to $400 per wafer, regardless of price.

        In October 2002, the Company and RF Micro Devices entered into a wafer supply agreement.

        In May 2003, the Company entered into a wafer supply agreement with Skyworks, whereby Skyworks was obligated to purchase certain minimum annual volumes of wafers through March 2005 at specified prices. The term of the wafer supply agreement expires on March 30, 2007, but may be renewed for additional one-year terms upon agreement of the parties.

        In June 2003, the Company and Mindspeed entered into a wafer supply agreement.

Services Agreement

        The Company and Conexant entered into a transition services agreement and an information technology services agreement, whereby each party provides certain administrative and operational support to one another. Costs charged to the Company by Conexant are included in cost of revenues and operating expenses in the accompanying consolidated statements of operations. Costs recovered by the Company from Conexant are reflected as a reduction to cost of revenues and research and development in the accompanying consolidated statement of operations. Following is a summary of services and costs provided to each party (in thousands):

	Year Ended			Three Months Ended
	December 26, 2003	December 31, 2004	December 30, 2005	April 1, 2005	March 31, 2006
				(unaudited)
Costs charged to the Company by Conexant
Administrative, legal, finance, and human resources	$85	$—	$—	$—	$—
Facilities and related	234	135	—	—	—
Information technology services	5,998	5,921	—	19	—
Engineering services	72	—	—	—	—
Other	200	50	22	13	—

Total	$6,589	$6,106	$22	$32	$—

Costs Recovered by the Company from Conexant
Engineering services	$4,367	$3,101	$2,266	$740	$299
Other	221	680	301	47	—

Total	$4,588	$3,781	$2,567	$787	$299

The term of these agreements was three years and both agreements are now expired. All services provided by either party under the transition services agreement and the information technology services agreement have been terminated.

Lease Agreement

        The Company leases its fabrication and headquarters facilities from Conexant (Note 6 Commitments and Contingencies—Leases). Related rent expense for the years ended December 26, 2003, December 31, 2004 and December 30, 2005 and the three months ended April 1, 2005 and March 31, 2006 was $2.8 million, $2.7 million, $3.1 million, $0.8 million (unaudited) and $0.7 million (unaudited), respectively.

Purchase of Property and Equipment

        The Company purchased $1.1 million of equipment from Conexant during the year ended December 26, 2003. Related to this purchase, the Company signed a note payable to Conexant, payable in four equal installments in September and December of 2003 and March and June of 2004. The note was fully repaid as of December 31, 2004.

Royalty Agreement

        The Company is required to make royalty payments to Conexant, subject to certain limitations, resulting from the sales of its products manufactured using SiGe process technology transferred at an initial rate of 5% declining over the 10 year term of the royalty agreement. This agreement expires in 2012. Royalty expense under this agreement was $0.1 million, $0.6 million and zero for the years ended December 26, 2003, December 31, 2004 and December 30, 2005, respectively, and zero (unaudited) for both of the three months ended April 1, 2005 and March 31, 2006 and is included in cost of revenues in the accompanying consolidated statements of operations. Pursuant to the terms of the contribution agreement between the Company and Conexant, the Company is entitled to offset the royalty payments otherwise due to Conexant by a portion of certain payments made to third parties related to SiGe technology.

License Agreements

        During 2004, the Company entered into a cross license and release agreement with an unrelated third party. The license includes technology developed by the third party related to the Company's manufacturing process. In exchange for the license and release the Company agreed to make certain payments through 2007.

        In connection with the Company's separation from Conexant, Conexant contributed to the Company a substantial portion of its intellectual property, including software licenses, patents and intellectual property rights in know-how related to its business. The Company agreed to license intellectual property rights relating to the owned intellectual property contributed to the Company by Conexant back to Conexant and its affiliates. Conexant may use this license to have Conexant products produced by third-party manufacturers and to sell such products, but must obtain the Company's prior consent to sublicense these rights for the purpose of enabling that third party to provide semiconductor fabrication services to Conexant.

        In July 2004 the Company entered into a license agreement with Conexant under which Conexant granted to it a limited, non-exclusive and nontransferable license for the right to manufacture, develop and modify integrated-circuit products in silicon form that incorporate Conexant's design kit based on 0.13 micron process technology. The Company may manufacture the licensed technology only at specifically authorized facilities but may subcontract the manufacture of products using the licensed technology to its manufacturing suppliers if they agree to be bound by the terms of the license. The agreement is for an indefinite term but is terminable under certain circumstances for material breach, default or insolvency. The Company paid Conexant $300,000 in exchange for this license.

Management Agreements

        Pursuant to management agreements among Carlyle, Conexant and the Company, Carlyle and Conexant are each entitled to be, and have been, paid a management fee of $300,000 per year for advisory services each party performs in connection with the operations, strategic planning, marketing and financial oversight of the Company.

Conversion of Preferred Shares and Issuance of Common Shares

        In August 2004, the Company entered into a Contribution to Settlement and Release Agreement with Conexant. Under the agreement the Company agreed to issue and pay 210,000 shares of Common Stock and $525,000 in cash in partial satisfaction of claims to an individual that had asserted against Conexant arising out of services that he contended he had performed for the benefit of Conexant related to the structuring and formation of the Company. Conexant also agreed to transfer 90,000 shares of Common Stock and $225,000 to the individual. In exchange for the payments made by the Company to the individual, Conexant released the Company from all claims and actions that it may have asserted against it or any of its directors, officers or employees resulting from or related to the claims made by the individual.

11. Segment and Geographic Information

        SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, requires the determination of reportable business segments (i.e., the management approach). This approach requires that business segment information used by the chief operating decision maker to assess performance and manage company resources be the source for segment information disclosure. The Company operates in one business segment: the manufacturing and process design of semiconductor wafers.

        Revenues are derived principally from customers located within the United States.

        Long-lived assets consist of property, plant and equipment and intangible assets, primarily located within the United States.

12. Supplemental Cash Flow Information

        The Company paid income taxes of $12,000, $13,000 and $224,000 for the years ended December 26, 2003, December 31, 2004 and December 30, 2005, respectively.

13. Loan & Security Agreement

        In January 2006 the Company entered into a loan and security agreement with Wachovia Capital Finance Corporation (Western) as the lender. The agreement established a line of credit with an aggregate borrowing limit of $35 million. The first $20 million of loans under the line of credit bear interest on the outstanding unpaid principal amount at a rate equal to the lender's prime rate plus 0.75%, or in the case of Eurodollar loans, the adjusted Eurodollar rate plus 2.50%. The additional loan amounts, up to the maximum limit, bear interest on the outstanding unpaid principal amount at a rate equal to the lender's prime rate plus 1.00%, or in the case of Eurodollar loans, the adjusted Eurodollar rate plus 2.75%. The Company may, at its option, request a Eurodollar rate loan or convert any prime rate loan into a Eurodollar rate loan. The agreement also provides for the issuance of letters of credit not to exceed $4 million. The agreement includes certain affirmative and negative covenants, the non-compliance with which would constitute an event of default under the agreement and result in the acceleration of any amounts due under the agreement.

jazz
Innovation
Manufactured
Specialty process technologies
for high performance/feature-rich
applications in multiple end-markets
High Definition TVs
WLAN Access
(802.11a/b/g)
Networking
Infrastructure
Switches and Routers
Optical
Transceivers
Cell Phones
Modems
Satellite
Set Top Boxes
Electronic Gaming Consoles

                        Shares

Common Stock

PROSPECTUS

Cowen and Company	Needham & Company, LLC
Wachovia Securities

                        , 2006

Until            , 2006, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        The following table sets forth the costs and expenses, other than the underwriting discount and commissions, payable by the Registrant in connection with the sale of the Common Stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fees and the Nasdaq National Market listing fee.

Amount to Be Paid
SEC registration fee	$11,235
NASD filing fee	$11,000
Nasdaq National Market listing fee	*
Legal fees and expenses	*
Accounting fees and expenses	*
Printing and engraving	*
Blue sky fees and expenses (including legal fees)	*
Transfer agent and registrar fees	*
Miscellaneous	*
Total	*

*
To be provided by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Our Amended and Restated Certificate of Incorporation in effect as of the date hereof, and our Amended and Restated Certificate of Incorporation to be in effect upon the closing of this offering (collectively, the "Certificate") provides that the liability of our directors for monetary damages is eliminated to the fullest extent permitted under applicable law, and that no director shall be liable for money damages to us or our stockholders for the breach of a fiduciary duty as director, except for liability (i) for any breach of the director's duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under Section 174 of the Delaware General Corporation Law (the "DGCL"), which prohibits certain payment of dividends or approval of stock repurchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. This provision of the Certificate does not eliminate all fiduciary duties of our directors to us and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available to us. This provision also does not affect the directors' responsibilities under any other laws, such as the Federal securities laws or state or Federal environmental laws.

        Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that the person acted in good faith and in a manner the person reasonably believed to be in the best interests of the company, and, with respect to any criminal action, had no reasonable cause to believe the person's actions were unlawful. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, a vote of stockholders or otherwise. Our bylaws require us to fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer or employee of us, or is or was serving at our request as a director, officer, employee, agent or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, to the fullest extent permitted by applicable law.

        In addition, we have entered into separate indemnification agreements with our directors, officers and certain employees which requires us, among other things, to indemnify them against certain liabilities which may arise by reason of their status as directors, officers or certain other employees. We maintain liability insurance for our officers and directors.

        These indemnification provisions and the indemnification agreements entered into between us and our officers and directors may be sufficiently broad to permit indemnification of our officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933.

        The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act of 1933, or otherwise.

        At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under the Certificate. The Registrant is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

        The following sets forth information regarding all securities sold by us since April 15, 2003.

          1.     In November 2003, we granted 20,000 shares of class B common stock under our 2002 Equity Incentive Plan to Balakrishnan S. Iyer, a consultant, for services rendered in connection with our previous attempt to commence an initial public offering. This issuance was exempt from registration under Section 4(2) of the Securities Act of 1933 as a transaction not involving a public offering, because, among other things, Mr. Iyer was an accredited investor at the time of the transaction, we made no general solicitation in connection with the transaction, we obtained representations as to Mr. Iyer's intention to acquire the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the instruments representing such securities issued in such transactions.

          2.     In March 2004, we granted 20,000 shares of class B common stock under our 2002 Equity Incentive Plan to Daniel Fu, a consultant, for services rendered in connection with a client services agreement. This transaction was exempt from registration pursuant to Rule 701 promulgated under the Securities Act of 1933 as a transaction pursuant to a compensatory benefit plan.

          3.     In August 2004, we issued 210,000 shares of class B common stock to Douglas A. Pratt in settlement of claims that Conexant Systems, Inc. may have asserted against us with respect to actions taken by Conexant in connection with our formation. This issuance was exempt from registration under Section 4(2) of the Securities Act of 1933 as a transaction not involving a public offering, because, among other things, Mr. Pratt was an accredited investor at the time of the transaction, we made no general solicitation in connection with the transaction, we obtained representations as to Mr. Pratt's intention to acquire the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the instruments representing such securities issued in such transactions.

          4.     Between April 15, 2003 and April 15, 2006, we granted options to purchase an aggregate of 5,410,990 shares of class B common stock to our employees under our 2002 Equity Incentive Plan in transactions that were exempt from registration pursuant to Rule 701 promulgated under the Securities Act of 1933 and (ii) 4,608,850 shares of class B common stock to approximately 54 purchasers in transactions that were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933. The issuances under clause (ii) were exempt from registration under Section 4(2) of the Securities Act of 1933 as a transaction not involving a public offering, because, among other things, each purchaser was an accredited investor at the time of the transaction, we made no general solicitation in connection with the transactions, we obtained representations as to each purchaser's intention to acquire the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the instruments representing such securities issued in such transactions. The options described above were issued with exercise prices ranging from $0.20 per share to $3.50 per share, and a weighted average exercise price of $2.06 per share.

          5.     Between April 15, 2003 and April 15, 2006, we issued and sold an aggregate of 1,431,499 shares of class B common stock pursuant to option exercises at prices ranging from $0.20 per share to $3.50 per share. These issuances were exempt from registration pursuant to Rule 701 promulgated under the Securities Act of 1933 as transactions pursuant to a compensatory benefit plan.

        In addition to the facts described for each transaction above, all recipients either received adequate information about us or had adequate access, through their relationships with us, to such information.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)   Exhibits.

Number	Description
*1.1	Form of Underwriting Agreement.
**3.1	Amended and Restated Certificate of Incorporation of Jazz Semiconductor, Inc., as currently in effect.
**3.2	Bylaws of Jazz Semiconductor, Inc., as currently in effect.
*3.3	Form of Amended and Restated Certificate of Incorporation of Jazz Semiconductor, Inc., to be effective upon the completion of the offering.
*3.4	Form of Amended and Restated Bylaws of Jazz Semiconductor, Inc., to be effective upon the completion of the offering.
**4.1	Specimen Common Stock certificate.
**4.2	Third Amended and Restated Registration Rights Agreement.
*5.1	Opinion of Latham & Watkins LLP.
†10.1	Contribution Agreement among Specialtysemi, Inc., Conexant Systems, Inc. and Carlyle Capital Investors, L.L.C. dated February 23, 2002.
**10.2	First Amendment to Contribution Agreement between Specialtysemi, Inc., Conexant Systems, Inc. and Carlyle Capital Investors, L.L.C. dated March 12, 2002.

**†10.3
Second Amendment to Contribution Agreement dated July 1, 2002 among Jazz Semiconductor, Inc., Conexant Systems, Inc., Carlyle Partners III L.P., CP III Coinvestment, L.P. and Carlyle High Yield Partners, L.P.
**10.4
Third Amendment to Contribution Agreement dated September 1, 2003 among Jazz Semiconductor, Inc., Conexant Systems, Inc., Carlyle Partners III L.P., CP III Coinvestment, L.P. and Carlyle High Yield Partners, L.P.
**†10.5	Newport Fab, LLC Contribution Agreement between Conexant Systems, Inc. and Newport Fab, LLC dated February 23, 2002.
**10.6	IP License Agreement between Specialtysemi, Inc., Newport Fab, LLC and Conexant Systems, Inc. dated March 12, 2002.
**10.7	First Amendment to IP License Agreement dated July 1, 2002 between Jazz Semiconductor, Inc. and Conexant Systems, Inc.
**†10.8	Transferred IP License Agreement between Specialtysemi, Inc., Newport Fab, LLC and Conexant Systems, Inc. dated March 12, 2002.
**10.9	First Amendment to Transferred IP License Agreement dated July 1, 2002 among Jazz Semiconductor, Inc., Conexant Systems, Inc. and Newport Fab, LLC.
**10.10	Guarantee between Specialtysemi, Inc. and Conexant Systems, Inc. dated March 12, 2002.
†10.11	Wafer Supply and Services Agreement between Specialtysemi, Inc. and Conexant Systems, Inc. dated March 30, 2002.
**10.12	First Amendment to Wafer Supply and Services Agreement between Jazz Semiconductor, Inc. and Conexant Systems, Inc. dated July 1, 2002.
**10.13	Half Dome Lease Agreement between Specialtysemi, Inc. and Conexant Systems, Inc. dated March 12, 2002.
**10.14	First Amendment to Half Dome Lease Agreement between Newport Fab, LLC and Conexant Systems, Inc. dated May 1, 2004.
**10.15	Second Amendment to Half Dome Lease Agreement between Newport Fab, LLC and Conexant Systems, Inc. dated December 31, 2005.
**10.16	El Capitan Lease Agreement between Specialtysemi, Inc. and Conexant Systems, Inc. dated March 12, 2002.
**10.17	First Amendment to El Capitan Lease Agreement between Newport Fab, LLC and Conexant Systems, Inc. dated October 1, 2004.
**10.18	Second Amendment to El Capitan Lease Agreement between Newport Fab, LLC and Conexant Systems, Inc. dated November 31, 2005.
**10.19	Carlyle Management Agreement between Specialtysemi, Inc. and TC Group, L.L.C. dated March 12, 2002.
**10.20	Conexant Management Agreement between Specialtysemi, Inc. and Conexant Systems, Inc. dated March 12, 2002.
**10.21	Termination Agreement by and between Jazz Semiconductor, Inc. and TC Group, L.L.C. dated May 28, 2004.

**10.22	Termination Agreement by and between Jazz Semiconductor, Inc. and Conexant Systems, Inc. dated May 28, 2004.
**10.23	Jazz Semiconductor, Inc. Stock Appreciation Rights Plan.
**10.24	Amendment No. 1 to the Stock Appreciation Rights Plan of Jazz Semiconductor, Inc.
**10.25	Conexant Systems, Inc. Warrant to Purchase Common Stock issued to Specialtysemi, Inc. dated March 12, 2002.
**10.26	First Amendment to Conexant Systems, Inc. Warrant to Purchase Common Stock issued to Jazz Semiconductor, Inc. dated May 19, 2005.
**10.27	Jazz Semiconductor, Inc. Amended and Restated 2002 Equity Incentive Plan.
**10.28	Third Amended and Restated Stockholder Agreement.
**10.29	Second Amended and Restated Carlyle Board Representation Agreement dated October 15, 2002.
**10.30	Second Amended and Restated Conexant Board Representation Agreement dated October 15, 2002.
**10.31	RFMD Board Representation Agreement dated October 15, 2002.
**10.32	Amended and Restated Carlyle Review Agreement dated October 15, 2002.
**10.33	Amended and Restated Conexant Review Agreement dated October 15, 2002.
†10.34	Wafer Supply Agreement between Newport Fab, LLC and RF Micro Devices, Inc. dated October 15, 2002.
**†10.35	Master Joint Technology Development Agreement between Newport Fab, LLC and RF Micro Devices, Inc. dated October 15, 2002.
†10.36	License and Supply Agreement between Newport Fab, LLC and Advanced Semiconductor Manufacturing Corp. of Shanghai dated December 16, 2003.
†10.37	HHNEC Wafer Supply Agreement between Jazz/Hua Hong, LLC, Newport Fab, LLC and Shanghai Hua Hong NEC Electronics Company, Limited dated August 29, 2003.
†10.38	LLC Wafer Supply Agreement between Jazz/Hua Hong, LLC, Newport Fab, LLC and Shanghai Hua Hong NEC Electronics Company, Limited dated August 30, 2003.
**†10.39	Technology Sublicense Agreement—Jazz Advanced Technology by Jazz/Hua Hong, LLC, Shanghai Hua Hong NEC Electronics Company, Limited and Newport Fab, LLC dated August 30, 2003.
**†10.40	Technology License and Transfer Agreement by Newport Fab, LLC and Shanghai Hua Hong NEC Electronics Company, Limited dated August 30, 2003.
**†10.41	Technology License Agreement—Jazz Advanced Technology Newport Fab, LLC, Jazz/ Hua Hong, LLC and Shanghai Hua Hong NEC Electronics Company, Limited dated August 30, 2003.
**†10.42	Wafer Supply and Services Agreement among Jazz Semiconductor, Inc. and Skyworks Solutions, Inc. dated as of May 2, 2003.
†10.43	Amendment One to Wafer Supply and Services Agreement among Jazz Semiconductor, Inc. and Skyworks Solutions, Inc. dated as of May 2, 2003.

**†10.44	Amendment Two to Wafer Supply and Services Agreement among Jazz Semiconductor, Inc. and Skyworks Solutions, Inc. dated June 13, 2003.
**10.45	Form of Indemnity Agreement.
**10.46	401(k) Hourly Savings Plan between Jazz Semiconductor, Inc. and Fidelity dated January 6, 2003.
**10.47	401(k) and Profit Sharing Retirement Savings Plan between Jazz Semiconductor, Inc. and Fidelity dated January 6, 2003.
**10.48	License Agreement between Jazz Semiconductor, Inc. and Conexant Systems, Inc. dated as of July 2, 2004.
**10.49	Loan and Security Agreement by and among Jazz Semiconductor, Inc., Newport Fab, LLC and Wachovia Capital Finance Corporation (Western), dated as of January 6, 2006.
**21.1	List of Subsidiaries of Jazz Semiconductor, Inc.
23.1	Consent of Independent Registered Public Accounting Firm.
*23.2	Consent of Latham & Watkins LLP (included in Exhibit 5.1).
**24.1	Powers of Attorney.

*
To be filed by amendment.

**
Previously filed.

†
Confidential treatment requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

(b)   Financial Statement Schedules.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
(Deducted from the assets to which they apply)
(Dollars in Thousands)

Description of account	Balance at Beginning of Year	Charged to Costs and Expenses	Deductions	Balance at End of Year
Allowance for doubtful accounts:
Year Ended December 26, 2003	$37	$417	$64	$390
Year Ended December 31, 2004	390	741	(31)	1,162
Year Ended December 30, 2005	1,162	(465)	—	697
Income tax valuation allowance:
Year Ended December 26, 2003	63,078	2,197	—	65,275
Year Ended December 31, 2004	65,275	1,931	2,205	65,001
Year Ended December 30, 2005	65,001	4,374	—	69,375

ITEM 17. UNDERTAKINGS

        The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

          (1)   For the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

          (2)   For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser to the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchasers and will be considered to offer or sell such securities to such purchaser:

    (i)
    Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

    (ii)
    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

    (iii)
    The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

    (iv)
    Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

          (3)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424 (b)(1) or (4), or 497(h) under the Securities Act of 1933, shall be deemed to be part of this registration statement as of the time it was declared effective.

          (4)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this amendment no. 2 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Newport Beach, State of California, on this 21st day of June, 2006.

JAZZ SEMICONDUCTOR, INC.
By:	/s/ SHU LI
Name:	Shu Li
Title:	President, Chief Executive Officer and Director

        Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment no. 2 to registration statement has been signed by the following persons in the capacities indicated:

Signature	Title	Date

/s/ SHU LI Shu Li	President, Chief Executive Officer and Director	June 21, 2006
/s/ BRENT JENSEN Brent Jensen	Vice President and Chief Financial Officer	June 21, 2006
* Claudius E. Watts IV	Chairman of the Board, Director	June 21, 2006
* Dwight W. Decker	Director	June 21, 2006
* Jerry D. Neal	Director	June 21, 2006
* Todd R. Newnam	Director	June 21, 2006
* Donald E. Schrock	Director	June 21, 2006
* Donald R. Beall	Director	June 21, 2006
* R. Douglas Norby	Director	June 21, 2006

*
By power of attorney.

EXHIBIT INDEX

Number	Description
*1.1	Form of Underwriting Agreement.
**3.1	Amended and Restated Certificate of Incorporation of Jazz Semiconductor, Inc., as currently in effect.
**3.2	Bylaws of Jazz Semiconductor, Inc., as currently in effect.
*3.3	Form of Amended and Restated Certificate of Incorporation of Jazz Semiconductor, Inc., to be effective upon the completion of the offering.
*3.4	Form of Amended and Restated Bylaws of Jazz Semiconductor, Inc., to be effective upon the completion of the offering.
**4.1	Specimen Common Stock certificate.
**4.2	Third Amended and Restated Registration Rights Agreement.
*5.1	Opinion of Latham & Watkins LLP.
†10.1	Contribution Agreement among Specialtysemi, Inc., Conexant Systems, Inc. and Carlyle Capital Investors, L.L.C. dated February 23, 2002.
**10.2	First Amendment to Contribution Agreement between Specialtysemi, Inc., Conexant Systems, Inc. and Carlyle Capital Investors, L.L.C. dated March 12, 2002.
**†10.3
Second Amendment to Contribution Agreement dated July 1, 2002 among Jazz Semiconductor, Inc., Conexant Systems, Inc., Carlyle Partners III L.P., CP III Coinvestment, L.P. and Carlyle High Yield Partners, L.P.
**10.4
Third Amendment to Contribution Agreement dated September 1, 2003 among Jazz Semiconductor, Inc., Conexant Systems, Inc., Carlyle Partners III L.P., CP III Coinvestment, L.P. and Carlyle High Yield Partners, L.P.
**†10.5	Newport Fab, LLC Contribution Agreement between Conexant Systems, Inc. and Newport Fab, LLC dated February 23, 2002.
**10.6	IP License Agreement between Specialtysemi, Inc., Newport Fab, LLC and Conexant Systems, Inc. dated March 12, 2002.
**10.7	First Amendment to IP License Agreement dated July 1, 2002 between Jazz Semiconductor, Inc. and Conexant Systems, Inc.
**†10.8	Transferred IP License Agreement between Specialtysemi, Inc., Newport Fab, LLC and Conexant Systems, Inc. dated March 12, 2002.
**10.9	First Amendment to Transferred IP License Agreement dated July 1, 2002 among Jazz Semiconductor, Inc., Conexant Systems, Inc. and Newport Fab, LLC.
**10.10	Guarantee between Specialtysemi, Inc. and Conexant Systems, Inc. dated March 12, 2002.
†10.11	Wafer Supply and Services Agreement between Specialtysemi, Inc. and Conexant Systems, Inc. dated March 30, 2002.
**10.12	First Amendment to Wafer Supply and Services Agreement between Jazz Semiconductor, Inc. and Conexant Systems, Inc. dated July 1, 2002.
**10.13	Half Dome Lease Agreement between Specialtysemi, Inc. and Conexant Systems, Inc. dated March 12, 2002.

**10.14	First Amendment to Half Dome Lease Agreement between Newport Fab, LLC and Conexant Systems, Inc. dated May 1, 2004.
**10.15	Second Amendment to Half Dome Lease Agreement between Newport Fab, LLC and Conexant Systems, Inc. dated December 31, 2005.
**10.16	El Capitan Lease Agreement between Specialtysemi, Inc. and Conexant Systems, Inc. dated March 12, 2002.
**10.17	First Amendment to El Capitan Lease Agreement between Newport Fab, LLC and Conexant Systems, Inc. dated October 1, 2004.
**10.18	Second Amendment to El Capitan Lease Agreement between Newport Fab, LLC and Conexant Systems, Inc. dated November 31, 2005.
**10.19	Carlyle Management Agreement between Specialtysemi, Inc. and TC Group, L.L.C. dated March 12, 2002.
**10.20	Conexant Management Agreement between Specialtysemi, Inc. and Conexant Systems, Inc. dated March 12, 2002.
**10.21	Termination Agreement by and between Jazz Semiconductor, Inc. and TC Group, L.L.C. dated May 28, 2004.
**10.22	Termination Agreement by and between Jazz Semiconductor, Inc. and Conexant Systems, Inc. dated May 28, 2004.
**10.23	Jazz Semiconductor, Inc. Stock Appreciation Rights Plan.
**10.24	Amendment No. 1 to the Stock Appreciation Rights Plan of Jazz Semiconductor, Inc.
**10.25	Conexant Systems, Inc. Warrant to Purchase Common Stock issued to Specialtysemi, Inc. dated March 12, 2002.
**10.26	First Amendment to Conexant Systems, Inc. Warrant to Purchase Common Stock issued to Jazz Semiconductor, Inc. dated May 19, 2005.
**10.27	Jazz Semiconductor, Inc. Amended and Restated 2002 Equity Incentive Plan.
**10.28	Third Amended and Restated Stockholder Agreement.
**10.29	Second Amended and Restated Carlyle Board Representation Agreement dated October 15, 2002.
**10.30	Second Amended and Restated Conexant Board Representation Agreement dated October 15, 2002.
**10.31	RFMD Board Representation Agreement dated October 15, 2002.
**10.32	Amended and Restated Carlyle Review Agreement dated October 15, 2002.
**10.33	Amended and Restated Conexant Review Agreement dated October 15, 2002.
†10.34	Wafer Supply Agreement between Newport Fab, LLC and RF Micro Devices, Inc. dated October 15, 2002.
**†10.35	Master Joint Technology Development Agreement between Newport Fab, LLC and RF Micro Devices, Inc. dated October 15, 2002.
†10.36	License and Supply Agreement between Newport Fab, LLC and Advanced Semiconductor Manufacturing Corp. of Shanghai dated December 16, 2003.
†10.37	HHNEC Wafer Supply Agreement between Jazz/Hua Hong, LLC, Newport Fab, LLC and Shanghai Hua Hong NEC Electronics Company, Limited dated August 29, 2003.

†10.38	LLC Wafer Supply Agreement between Jazz/Hua Hong, LLC, Newport Fab, LLC and Shanghai Hua Hong NEC Electronics Company, Limited dated August 30, 2003.
**†10.39	Technology Sublicense Agreement—Jazz Advanced Technology by Jazz/Hua Hong, LLC, Shanghai Hua Hong NEC Electronics Company, Limited and Newport Fab, LLC dated August 30, 2003.
**†10.40	Technology License and Transfer Agreement by Newport Fab, LLC and Shanghai Hua Hong NEC Electronics Company, Limited dated August 30, 2003.
**†10.41	Technology License Agreement—Jazz Advanced Technology Newport Fab, LLC, Jazz/ Hua Hong, LLC and Shanghai Hua Hong NEC Electronics Company, Limited dated August 30, 2003.
**†10.42	Wafer Supply and Services Agreement among Jazz Semiconductor, Inc. and Skyworks Solutions, Inc. dated as of May 2, 2003.
†10.43	Amendment One to Wafer Supply and Services Agreement among Jazz Semiconductor, Inc. and Skyworks Solutions, Inc. dated as of May 2, 2003.
**†10.44	Amendment Two to Wafer Supply and Services Agreement among Jazz Semiconductor, Inc. and Skyworks Solutions, Inc. dated June 13, 2003.
**10.45	Form of Indemnity Agreement.
**10.46	401(k) Hourly Savings Plan between Jazz Semiconductor, Inc. and Fidelity dated January 6, 2003.
**10.47	401(k) and Profit Sharing Retirement Savings Plan between Jazz Semiconductor, Inc. and Fidelity dated January 6, 2003.
**10.48	License Agreement between Jazz Semiconductor, Inc. and Conexant Systems, Inc. dated as of July 2, 2004.
**10.49	Loan and Security Agreement by and among Jazz Semiconductor, Inc., Newport Fab, LLC and Wachovia Capital Finance Corporation (Western), dated as of January 6, 2006.
**21.1	List of Subsidiaries of Jazz Semiconductor, Inc.
23.1	Consent of Independent Registered Public Accounting Firm.
*23.2	Consent of Latham & Watkins LLP (included in Exhibit 5.1).
**24.1	Powers of Attorney.

*
To be filed by amendment.

**
Previously filed.

†
Confidential treatment requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.